Form 10-K, Exhibit 13
period 1993-12-25
OFFICE DEPOT INC
filed 1994-03-25
CIK 800240

                              ANNUAL REPORT 1993                    EXHIBIT 13.1


                                   [PHOTO]

                                    OFFICE
                                    DEPOT


                           TAKING CARE OF BUSINESS

Office Depot Inc. And Subsidiaries
FINANCIAL HIGHLIGHTS
(In thousands, except per share amounts and statistical data)

                                        52 WEEKS    52 Weeks    52 Weeks   52 Weeks    53 Weeks
                                         ENDED        Ended       Ended      Ended       Ended
                                       DECEMBER     December    December    December    December
                                       25, 1993     26, 1992    28, 1991    29, 1990    30, 1989
                                       ----------  ----------   --------- ----------   ----------
STATEMENTS OF EARNINGS DATA:
Sales................................  $2,579,494  $1,732,965   $1,300,847  $903,306    $ 459,449
Cost of goods sold and occupancy
  costs..............................   1,980,429   1,334,305    1,001,484   699,309      358,099
                                       ----------  ----------   ---------- ---------    ---------
Gross profit.........................     599,065     398,660      299,363   203,997      101,350
Store and warehouse
  operating and selling expenses.....     399,966     275,016      214,525   146,907       70,935
Pre-opening expenses.................       9,073       7,453        7,774     8,838        7,782
General and administrative expenses..      75,851      53,933       39,007    28,530       18,087
Amortization of goodwill.............       1,613          49           --        --           --
                                       ----------  ----------   ---------- ---------    ---------
  Operating profit...................     112,562      62,209       38,057    19,722        4,546
Interest income......................       4,556       1,303          151       685        3,166
Interest expense.....................     (10,598)     (1,459)      (2,386)   (1,594)        (878)
Merger costs.........................          --          --       (8,950)       --           --
                                       ----------  ----------   ---------- ----------    ---------
  Earnings before income taxes
    and extraordinary credit (1).....     106,520      62,053       26,872     18,813        6,834
Income taxes.........................      43,103      24,261       12,495      7,329        3,761
                                       ----------  ----------   ---------- ----------   ----------
  Earnings before extraordinary
    credit (1).......................      63,417      37,792       14,377     11,484        3,073
  Extraordinary credit (2)...........          --       1,396          614      1,063          532
                                       ----------  ----------   ---------- ----------   ----------
  Net earnings (1)...................  $   63,417  $   39,188   $   14,991  $  12,547   $    3,605
                                       ----------  ----------   ---------- ----------   ----------
                                       ----------  ----------   ---------- ----------   ----------
Per Common Share:
  Earnings before extraordinary
    credit (1 )......................  $     .67   $      .41   $      .18  $     .16   $      .05
  Extraordinary credit (2)...........         --          .02          .01        .01           --
  Net earnings (1)...................  $     .67   $      .43   $      .19  $     .17   $      .05
                                      ----------   ----------   ---------- ----------   ----------
                                      ----------   ----------   ---------- ----------   ----------
  Dividends..........................         --           --           --         --           --

STATISTICAL DATA:
Facilities open at end of period:
  Stores.............................        351          284          228        173           99
  Contract stationer/delivery
    warehouses.......................         15            5            2          2           --

                                           DECEMBER     December    December    December    December
                                           25, 1993     26, 1992    28, 1991    29, 1990    30, 1989
                                         ----------    ----------   ----------  ----------   --------
BALANCE SHEET DATA:
Working capital......................     $  440,957   $ 357,452   $ 179,818   $  74,583    $  68,869
Total assets.........................      1,463,899     848,373     559,275     355,935      235,740
Long-term debt (3)...................        366,527     154,566       6,456      21,349        5,012
Common stockholders' equity..........        554,689     382,447     305,443     144,062      118,655

- ------------------

(1)  Includes effect of $8,950,000 of merger costs in 1991.

(2) The extraordinary credit represents the benefit derived from the utilization of a net operating loss carryforward. See Note E to Consolidated Financial Statements.

(3)  Excludes current maturities.

                        [PHOTO]    CORPORATE PROFILE.


        "Office Depot has revolutionized the distribution of office products and has the best prices and selection in its industry."

                        Michael DiCarlo, 8/9/93
                        John Hancock Special Equity Fund
                        Quoted in Fortune Magazine

        Office Depot, Inc. operates the largest chain of office supply superstores in North America, ending 1993 with 351 stores and 15 delivery and contract stationer warehouses. The average Office Depot store is approximately 25,000 square feet in size.

        Office Depot stores carry a full inventory averaging more than $1.5 million in top quality, brand name merchandise. Everything from pencils to powerbooks, from a simple paper clip to the most advanced computer hardware and software, from file folders to file cabinets -- all sold at discounts of up to 60% off list price, every day.

        Office Depot stores cater to small and mid-size businesses, with a majority of business customers shopping for companies with fewer than 50 employees. The retail locations also serve the rapidly growing home office market.

        To reach larger businesses, those with 50 to 5,000 employees or more, the Company has entered into the contract stationer arena, through both the concentrated development of Office Depot's current commercial delivery business and through the acquisition of existing companies serving this important segment of the $60-80 billion a year office products industry.

                TABLE OF CONTENTS


Financial Highlights.                                       Inside
                                                          Front Cover

Corporate Profile.                                             1

A Record of Successful Expansion.                              2

Letter To Shareholders.                                        4

New Stores, New Markets,
Expanding the Customer Base.                                   7

New Products, New Services,
Expanding the Retail Business.                                 8

New Directions, New Opportunities,
Expanding the Delivery and
Contract Business.                                            12

New Media, New Message,
Expanding the Marketing Plan.                                 14

Strengthening Our Community Ties.                             16

Management's Discussion and Analysis
of Financial Condition and
Results of Operations.                                        17

Independent Auditors Report.                                  21

Consolidated Financial Statements.                            22

Notes to Consolidated Financial
Statements.                                                   26

Coporate Data/                                             Inside
Officers & Directors.                                     Back Cover


                 [PHOTO]   A RECORD OF SUCCESSFUL EXPANSION.

1986    * Opens first store in Fort Lauderdale, revolutionizing the way in which small and mid-size businesses purchase office products, furniture and business machines.
        * Ends the year with sales of $2 million* and three stores in South Florida.

1987    * Opens seven new stores across Florida and Georgia with funding from venture capitalists.
        * Launches advertising campaign, Office Depot..."Where America Saves on Office Supplies.(TR)"
        * Ends the year with sales of $33 million*.

1988    * Opens 16 new stores and expands into four new states.
        * Completes initial public offering, selling 9,067,500 shares of common stock at $2.22 per share.
        * Ends the year with sales of $132 million*, a 292% increase over the previous year.

1989    * Opens 41 stores in 29 new markets throughout the United States.
        * Declares a 3-for-2 stock split of Office Depot's common stock in the form of a 50% stock dividend.
        * Sells 5,400,000 shares of previously unissued common stock for $41.4 million to Carrefour, a French hypermarket retailer.
        * Ends the year with sales of $314 million*, a 138% increase over the previous year.

1990    * Opens 55 new stores and the Company's first delivery center.
        * Adds personal computers and peripherals to the merchandise assortment and introduces expanded computer centers in 31 stores.
        * Implements an Office Depot private label credit card with revolving credit for business customers.
        * Announces the signing of a definitive merger agreement, subject to shareholder approval, with The Office Club, Inc., the West Coast's leading office supply superstore chain.
        * Ends the year with sales of $625 million*, a 99% increase over the previous year.

1991    * Adds 55 stores.
        * Issues an additional 25,970,781 shares of common stock to acquire Office Club's 59 stores in nine states.
        * Sells an additional 4,290,000 shares to Carrefour, adding over $40 million in capital to fund continued expansion.
        * Raises an additional $92 million through a public offering of 6,900,000 shares of common stock.
        * Ends the year with a total of 228 stores in 29 states and sales of $1.3 billion, a 44% increase over the previous year. Operating profit jumps 93% to $38 million.

1992            * Adds 56 stores and three new delivery centers.
                * Acquires the five stores and two lease locations of an office supply superstore chain in western Canada.
                * Declares a 2-for-1 split of Office Depot common stock.
                * Launches national TV and print advertising campaign with the theme "Taking Care of Business."
                * Completes a successful offering of Liquid Yield Option Notes
                  (LYONs(TM)), raising approximately $146 million to finance expansion and related working capital requirements.
                * Posts 15% comparable store sales increases for the 226 stores which have been open for more than one year.
                * Ends the year with a total of 284 stores throughout the United
                  States and Canada and sales of $1.733 billion, a 33% increase over the previous year. Operating profit increases 63% to $62 million.

                *Sales results and number of stores opened prior to 1991 have not been adjusted to reflect the acquisition of The Office Club, Inc. All share numbers and per share amounts have been adjusted to reflect 3-for-2 stock splits in 1989 and 1993, and a 2-for-1 split in 1992.

1  9  9  3

JANUARY
* Opens eight new stores in California, Colorado, Illinois, Missouri and Texas.
* Launches Business News, a quarterly magazine for owners of small and mid-size businesses.

FEBRUARY
* Opens three new stores, including the first The Office Place store in Ontario. The other stores are in Florida and Washington, D.C.

MARCH
* Opens three new stores in California and Illinois.
* Ends first quarter with sales of $582 million, a 34% increase from the previous year. Comparable store sales increases for the 246 stores open for more than one year are 19%.

APRIL
* Opens six new stores in California, Illinois, New Mexico, Texas and Virginia.
* Opens the Company's 300th store, located in San Francisco.
* The Miami Herald names Office Depot as "The Company of the Year."

MAY
* Opens five new stores in California, Illinois, Oregon and Washington.
* Enters the contract stationer segment of the office products industry by acquiring Texas-based Wilson Business Products.
* Declares a 3-for-2 split of Office Depot common stock.
* Launches Home Business Advisor, a quarterly newsletter for the home office market.

JUNE
* Opens four new stores in Florida, Michigan, Oregon and Ontario.
* Ends second quarter with sales of $527 million, a 36% increase from 1992's second quarter. Comparable store sales increases for the 255 stores open for more than one year rise to 20%.

JULY
* Opens three new stores in Louisiana, Michigan, and Alberta.
* Changes the name of the five Office Town stores in Tennessee to Office Depot.

AUGUST
* Opens seven new stores in Illinois, Michigan, Texas and Ontario.
* Announces the signing of two international licensing agreements to open Office Depot stores in Colombia and Israel.
* Releases first four-color catalog, featuring full photography throughout.
* Launches program to sell specially-priced business information from Dun & Bradstreet to Office Depot customers.

SEPTEMBER
* Opens four new stores in California, Florida, and Michigan.
* Completes the acquisition of Eastman, the West Coast's leading contract stationer.
* Ends third quarter with sales of $659.9 million, a 52% increase from the third quarter of 1992. Comparable store sales increases for the 270 stores open for more than one year jump to 31%.

OCTOBER
* Opens four new stores in Arkansas, California, Nevada and Ontario.
* Raises approximately $185 million in an offering of Liquid Yield Option Notes (LYONs(TM)). Proceeds from the sale are to repay outstanding debt, finance continued expansion, and related working capital requirements.

NOVEMBER
* Opens nine new stores in British Columbia, Kansas, Michigan, Ontario, South Carolina, Virginia and Washington.
* Launches new Technology Card for individual customers making high tech, high ticket purchases.

DECEMBER
* Opens 12 new stores in California, Colorado, Florida, Illinois, Missouri, North Carolina, Ontario, Saskatchewan and Texas.
* Files a "shelf" registration statement covering 4,000,000 shares of Office Depot common stock for future acquisitions.
* Ends fourth quarter with sales of $809.5 million, a 69% increase over 1992's fourth quarter. Comparable store sales increases for the 283 stores open for more than one year are 33%.

[PHOTO]
                           LETTER TO SHAREHOLDERS.

        Office Depot enjoyed its best year ever in 1993. The Company reported significant increases in sales, operating profit, net earnings and earnings per share, as well as some of the highest comparable store sales increases in the retail industry today.
        In 1993, we strengthened our retail leadership position by adding 67 new stores, while making new acquisitions for continued future growth in the commercial/contract stationer segment of the office products industry.

[PHOTO]
David I. Fuente

OPERATING PERFORMANCE

        Office Depot ended 1993 with sales of $2,579,494,000, a 49% increase over 1992 sales of $1,732,965,000. Operating profit for 1993 was $112,562,000, an 81% increase over the $62,209,000 reported in 1992.
        Net earnings per share for 1993 was $.67, compared to $.41 in 1992 (excluding an extraordinary credit of $.02 per share relating to utilization of net operating loss carryforwards, which raised the 1992 earnings per share to $.43).
        Comparable store sales increased 26% in 1993 for the 283 stores which were open for more than one year. This increase followed a 15% increase in comparable store sales that the Company experienced in 1992.

FINANCING

        Office Depot's stockholders' equity increased to $554 million in 1993, from $382 million in 1992. During 1993, the Company continued its history of financing its rapid growth through the issuance of equity or convertible instruments rather than through straight debt.
        In November 1993, Office Depot once again took advantage of the strong capital market and low interest rates and raised approximately $185 million from the issuance of Liquid Yield Option Notes (LYONs(TM)). These zero coupon convertible subordinated notes carry a 4% interest rate. In December 1992, the Company raised $146 million through its first LYONs offering.
        Proceeds from 1993's LYONs offering are being used by the Company to repay outstanding debt, finance continued expansion and for related working capital requirements. This issuance of convertible debt adds a conservative amount of leverage to Office Depot's balance sheet.

GROWTH

        Office Depot planned to open between 50 and 60 new stores in 1993 and actually added 67. The Company ended the year with a total of 351 stores throughout the United States and Canada, plus 15 delivery/contract warehouses in the U.S.
        The Company entered two major markets in 1994, opening six new stores in the Toronto area and 10 in Michigan, including five in Detroit and its suburbs. Additional stores are planned for both markets in 1994.
        The Company added "fill-in" stores in many existing markets to increase penetration and enhance Office Depot's position as the leading office products superstore chain in the retail industry. By the end of 1993, for example, Office Depot had



4
a total of eight stores in the Chicago area and nine stores in and around Washington, D.C., the two major markets the Company had entered in 1992.

        This is consistent with our policy of saturating markets with Office Depot stores, allowing the Company to achieve significant economies of scale, particularly in marketing and advertising.

ACQUISITIONS

        Office Depot entered the contract portion of the office products industry in 1993 through the acquisition of two leading contract stationers: the Texas-based Wilson Business Products and Eastman, the West Coast's leading contract office products dealer. In February 1994, the Company completed the acquisition of two additional contract stationers: the L.E. Muran Company, which is based in Boston and covers most of New England, and Yorkship Press, which serves southern New Jersey and the Philadelphia area.

[Graph]
TOTAL NET SALES
(In Millions)

        By merging our existing delivery business with that of the acquired contract stationers, the Company will be positioned as a significant player in this portion of the office supply industry. Why is this important to Office Depot's continued growth? As Office Products Distribution Magazine recently reported:

        "Corporate America still consumes the vast majority of office products, and these businesses continue to rely on traditional commercial and contract dealers as their primary source of supplies. These large commercial and contract dealers move nearly as much product as superstores, warehouse clubs, mail order houses and mass merchants combined."

        We believe the sales potential of the commercial and contract business is huge, perhaps even equal to that of Office Depot's retail division.

ACCOMPLISHMENTS

Office Depot successfully achieved several important goals in 1993:

* The Company solidified its position as the leading office products superstore chain in the industry. Office Depot is first in total sales and sales growth, first in total number of stores, first in average sales per store and average weekly store sales, first in net earnings and first in comparable store sales increases.

* The Company refined its merchandise assortment, putting extra emphasis in the product categories of office furniture, business machines and computer hardware and software. This has resulted in increased sales.

* The Company made a major commitment to improving customer satisfaction in 1993, through the implementation of new training programs and by repeatedly communicating to all Associates the critical importance that Office Depot places on superior customer care.

* The Company continued its Canadian expansion by adding nine new stores in 1993, bringing our total to 18 stores across five provinces. We also signed

[Photo]
Mark Begelman
   international licensing agreements to open Office Depot stores in Colombia and Israel.

* The Company declared a 3-for-2 split of our common stock during the second quarter of 1993. This was effected in the form of a stock dividend to shareholders.

* The Company strengthened its management information systems by installing a mainframe computer. It is now handling our general ledger, accounts payable, distribution and fixed asset systems. In 1994, we'll also be adding to the mainframe Office Depot's replenishment, inventory management, order entry and fulfillment operations. These system enhancements will prepare the Company for sustained growth through the rest of this decade.

* The Company implemented a management training program that will help us identify and develop Office Depot's next generation of managers. To this end, more than 800 of our current management team underwent "Frontline Leadership" training in 1993.

* The Company expanded its national television advertising campaign "Taking Care of Business" and is now running TV commercials on the three national networks (ABC, CBS, and NBC) as well as on 11 national cable channels.

OUTLOOK

        In 1994, we are working to increase sales and profitability at our existing stores, delivery centers, and contract stationer facilities. The Company expects to open between 60 and 70 new stores, ending the year with more than 410 stores throughout the United States and Canada. It is our intention to open Office Depot stores in at least two major new markets in 1994, including Cincinnati and Minneapolis.

        The Company is committed to the aggressive expansion of its commercial and contract sales in 1994, and to completing the integration of the acquired contract stationers into Office Depot's management and operating structure.

        As we continue to grow and move into new segments of the office supply industry, Office Depot is committed to maintaining a solid financial base.
This will enable the Company to fund our retail and delivery expansion, improve both the appearance and operation of our stores, explore new product lines and services, and continue to hire and develop a first rate team of retail professionals. We are determined to keep alive that dynamic entrepreneurial spirit which has been so critical to Office Depot's success.

        We are proud of the excellent management team now in place at Office Depot. Each and every person is dedicated to providing the leadership necessary to maintain our Company's position as the leading office products retailer in the world.

        These are not mere words. It is a pledge we put into action every day.

        There are, of course, many people that we need to thank for making 1993 such a successful year for Office Depot:

        First, our customers. We must never forget that it is their continued support that fuels every expansion and funds every paycheck.

        We also owe thanks to our shareholders. Without their trust and support, Office Depot could never have grown so quickly in size and profitability.

        Finally, a very special thank you goes to Office Depot's 20,000 Associates all across North America. Without these hard working men and women in the front line, we wouldn't be achieving such outstanding results in our bottom line. It is their dedication that drives our business and transforms our vision of success into profitable reality. They bring true meaning to the words "Taking Care of Business."

Sincerely,

/s/ DAVID I. FUENTE
David I. Fuente
Chairman of the Board
Chief Executive Officer

/s/ MARK BEGELMAN
Mark Begelman
President
Chief Operating Officer

                                   [Photo]

                                  NEW STORES,
                                 NEW MARKETS,
                                EXPANDING THE
                                CUSTOMER BASE


                                    [Map]




        As North America's largest and fastest growing office supply superstore chain, Office Depot added 67 new stores in 1993, opening them in 19 different states and four Canadian provinces. Nine new Office Depot stores opened in California, Illinois and Michigan; seven stores were added in Florida; six in Ontario; and five in Texas.

        Consistent with our tradition of aggressive expansion and rapid market saturation, the Company entered into two major new markets in 1993 -- Detroit and Toronto -- opening multiple locations in each. Additional Office Depot stores were opened in the Chicago and Washington, D.C. metropolitan areas, the two large markets that the Company had entered in 1992.

        Office Depot ended 1993 with a total of 351 stores, including 333 retail locations and 15 delivery centers and contract warehouses in 33 American states and 18 stores in five Canadian provinces.

                                   [Photo]

                                NEW PRODUCTS,
                                NEW SERVICES,
                                EXPANDING THE
                               RETAIL BUSINESS.

                     "TAKING CARE OF BUSINESS EVERY DAY"

        The above words and melody are rocker Randy Bachman's, but as the musical theme behind the Company's on-going advertising and marketing campaign, the message is key to Office Depot's continued leadership position as North America's premier office supply warehouse retailer. We're taking care of business!

BUILDING ON THE BASICS

        Office Depot's core formula remains unchanged. The Company's multi-billion dollar buying power enables it to buy brand name products in large volume and at significant discounts directly from the world's leading manufacturers, effectively eliminating middleman mark-ups.

        These products are then sold through the Company's "warehouse-style" stores or ordered from one of Office Depot's two computerized, state-of-the-art TeleCenters. The orders are then delivered either from the stores or from one of Office Depot's strategically-located Delivery Centers.

        In the Company's on-going effort to remain the industry leader, both technologically and operationally, Office Depot systematically re-examined every aspect of the business process during 1993. The Company made improvements where necessary, responding to specific comments and suggestions made by customers, and upgraded equipment and systems to meet the increasing demands of sustained and rapid growth.

        The actual results from this effort have been rewarding. Overall sales have increased substantially, customer satisfaction is at an all-time high, and the Company is now "taking care of business" with the most enthusiastic, dedicated, and best trained team of Associates in our eight year history.

BROADER MERCHANDISE ASSORTMENT

        Office Depot offers customers a choice of nearly 5,600 top quality products from some of the most respected and recognized manufacturers in the world, including 3-M, Apple, Acco, Hon Industries, Hewlett-Packard, Xerox, IBM, Avery Dennison, Compaq, Casio, Globe-Weiss, Sharp, O'Sullivan, NCR and Eberhard Faber. Major merchandise categories stocked in every store include:

*  General office supplies.
* Office furniture, ranging from ready-to-assemble desks and bookcases to fully-upholstered executive chairs and case goods.
*  Computer hardware, software, accessories and peripherals.
*  Typewriters, word processors, printers and copiers.
*  Telephones, fax machines and cellular phones.
*  Paper, including a special selection of recycled paper products.
*  Writing instruments and color markers.
*  Accounting and bookkeeping supplies.



                                   [Photo]






8

"TAKING CARE OF BUSINESS EVERY WAY . . . WE'RE TAKING CARE OF BUSINESS."

*  Art and engineering supplies.
*  Back-to-school necessities.

        Office Depot's buyers and merchandise specialists are constantly researching and evaluating new products, insuring that the Company's product assortment is well tested and always at the cutting edge of today's technology. We are also actively involved with our vendors in the design and development of new products, as well as in making major contributions in the areas of marketing, packaging and merchandise display.

        In the Company's continuing effort towards offering a balanced assortment of both new and familiar products, Office Depot noticeably expanded two important merchandise categories in 1993: Office Furniture and Business Machines. This was done in direct response to growing customer demand.

        After successfully re-merchandising our furniture assortment, Office Depot has substantially increased the amount of floor space allocated to this category. Our new furniture products include more upscale, commercial-oriented styles that are of higher quality, greater durability, and with a more modern contemporary design.

        To better accommodate the expanding business machine needs of both the home office market and our mid-sized commercial business shoppers, Office Depot is now offering more technologically advanced computers, plain paper fax machines and larger, more powerful copiers.

        To best meet the service requirements of customers that prefer technically sophisticated sales associates who are able to answer a wide variety of product questions, Office Depot hired, trained and deployed to every store a team of professional Business Machine Specialists.
More than 700 Associates have completed a special three-day training workshop to learn the latest product information, industry insights and sales techniques. This investment in our Associates has resulted in increased sales of computers and business machines.

ADDITIONAL BUSINESS SERVICES

        Every Office Depot store has a Business Services Center that shoppers can use for printing, copying and faxing. Customers can also have color or blueprint copies made for them, order personalized checks and business forms, even take advantage of Office Depot's discount long-distance phone service.

        During 1993, we revamped and expanded our custom printing program so customers can order a much wider selection of business cards, letterhead stationery, envelopes and other printed pieces. Customers can now also order computer-cut custom signs and banners, which heretofore were available only at small custom sign




                                   [Photo]
shops. Our Business Services Centers have also added engraving of fine pens, business gifts, awards and plaques.

        Credit and marketing information from Dun & Bradstreet is now available at specially-reduced prices for Office Depot customers through our Business Services Centers. Credit reports, customized mailing lists, prospect profiles, and business payment records can all be ordered. This is the first time in D & B's 150-year history that it has worked directly with a major retailer.

        The Company is also testing and may soon expand District Copy Centers to handle large, high speed duplication orders from commercial customers on a 24-hour turn-around basis. At all of our Business Services Centers, our pledge of excellence is clear and consistent:

        We guarantee every Business Services order will be done right, on time, or it will be free!

        A STRONG COMMITMENT TO CUSTOMER CARE

        At Office Depot, assuring 100% customer satisfaction is more than just a promise, it's a written policy. Shoppers are guaranteed complete satisfaction with every product purchased from Office Depot. A "no questions asked" refund and exchange policy is in effect in all stores. And with our "Everyday Low Price Guarantee," if a customer finds a product advertised for less by another local retailer, we will match that price and give the customer an immediate credit of 50% of the difference on the purchase, up to a maximum of $50.

        Office Depot places the highest priority on superior Customer Service. Associates in every store are knowledgeable, available to answer product questions and ready to help shoppers who need assistance, whether in locating specific items or by carrying a customer's packages out to the car.

        The Company made a major commitment in 1993 to educate our Associates on the critical importance that Office Depot places on customer satisfaction. Office Depot significantly strengthened its Human Resources department and rolled out new training and development programs companywide.

        By developing profiles of all customer contact positions (sales personnel, cashiers, telecenter specialists), the Company improved its hiring process. Office Depot instituted an enhanced orientation program to educate all new Associates on our commitment to customer care. To encourage and reward Associates for outstanding performance in this area, Office Depot has implemented programs such as Associate of the Month, The Customer Courtesy Award, the President's Circle, the Kudos, and the Wall of Fame.

        The management of Office Depot believes strongly that "our customers know best." That is why we listen very closely to what they say. Through numerous focus groups and an average of 13,000 Scantron surveys which our customers mail in each month,





        [PHOTO]
we are able to understand the expectations
of our shoppers and be better prepared
to meet them.  For example, when surveys                      [PHOTO]
showed that our customers wanted faster
check-outs, we made several procedural
changes that substantially quickened the process.

        Office Depot's goal for our customers is simple:

        Easy in.  Easy shop.  Easy out.

BETTER, BRIGHTER STORES

        At all Office Depot locations, products are attractively displayed on easy-to-reach steel shelving in a floor-to-ceiling format. The vast majority of store space is devoted to the selling area, with only a very small portion dedicated to receiving and office space. Each store serves both a selling and a warehousing function. This allows the Company to maximize the square footage dedicated to generating revenue while minimizing overhead costs.

        The front and center aisles feature bulk displays of frequently purchased/high demand office products, with colorful and eye-catching endcap displays promoting seasonal items or special buys. The easy-to-read signage and easy-to-find informational Fact Tags explaining product features are also appreciated and frequently used by shoppers.

        During 1993, the Company upgraded the lighting in many stores and covered the concrete floors with tile in about half of the stores. The remaining stores will all be tiled by the end of 1994. These improvements give the stores a cleaner, brighter look. We also enhanced the exterior presentation of many stores to make them more visible and attractive to shoppers.

SHARPENING THE SYSTEMS

        From its inception, Office Depot has utilized state-of-the-art support systems, particularly within the MIS area. During 1993, the Company made dramatic upgrades to improve day-to-day operations companywide, and to anticipate the increasing challenges from sustained growth ahead.

        Office Depot refined and expanded our cross-dock program in 1993, more than tripling the dollar volume of the product involved. The Company is currently using seven cross-dock facilities across the country, all operated by third parties but with a full-time Office Depot manager on site at each location. The benefits of this program are a reduction in store labor costs while enhancing the store's in-stock position. It also simplifies the Company's purchasing process.

        Inventory control systems track merchandise from the placing of orders through the recording of sales, thus facilitating timely and cost-effective merchandise replenishment at the store level. Cash registers equipped with laser scanners read UPC bar codes, supply point-of-sale price look-up ability and eliminate time and labor costs associated with merchandise labeling. Office Depot utilizes a sophisticated shared satellite system to provide real-time communication capabilities between the stores and the corporate headquarters in Delray Beach, Florida.

        "Office Depot has grown in every way: acquisitions, new-store growth and same-store-sales growth. ODP is working toward an integrated system that will put contract, commercial and the store business all on the same system. The company is doing exciting things with respect to inventory management and distribution."

                  Thomas Kully
                  William Blair & Co.
                  March 10, 1994


                  [PHOTO]

[PHOTO]
                               NEW DIRECTIONS,
                              NEW OPPORTUNITIES,
                            EXPANDING THE DELIVERY
                            AND CONTRACT BUSINESS

        "Office Depot's management group has not only assembled the strongest superstore chain in the office supplies sector, but they have put the company on track to eventually become the leading contract stationer in the U.S. In other words, Office Depot could eventually become the leading retailer or distributor of office products in every growth segment of the market: retail stores, telemarketing/delivery to small customers, contract stationers, and eventually targeting markets that are not large enough to support retail locations."

                              Dan Wewer
                              The Robinson-Humphrey Co.
                              January 19, 1994

        The delivery business has been an important factor in Office Depot's growth from the very beginning. At first, call-in orders were delivered from a nearby store. Later, the Company started opening delivery centers. Office Depot currently operates two major TeleCenters, one in Florida and the other in California, and five delivery centers (Atlanta, Baltimore, Fort Lauderdale, Los Angeles and San Francisco). Between 600 and 700 Office Depot trucks are on the road every business day, each truck making dozens of deliveries.

FREE DELIVERY BOOSTS SALES

        In August 1993, Office Depot announced a new delivery policy in many markets. Delivery is now free for all orders over $50. Not only did total sales increase, but so did the average dollar amount per order. Free delivery is just part of the reason why the rate of growth for the Company's "call-in" delivery business surpassed even the Company's overall 26% increase in comparable store sales in 1993.

        Under the slogan of "Satisfy Every Customer Every Day," Office Depot's TeleCenter Operations have substantially increased their capacity to handle phone-in orders. Advanced Automatic Call Distribution (ACD) technology was installed in both TeleCenters to provide more effective call-handling service and support aggressive growth in the Company's delivery sales.

ENTERING THE CONTRACT MARKET

        While Office Depot has long been recognized as the leading office supply retailer serving the small business market, the Company was barely penetrating the large business market, a segment of the total office products industry that is estimated to be between $20 and $30 billion in sales each year. That changed in 1993, when the Company announced the acquisition of two major contract stationers:

        Wilson Business Products serves many large corporations in five important markets in which Office Depot already has a strong retail presence:
Houston, Dallas, Austin and San Antonio, Texas, and Charlotte, North Carolina.



      [PHOTO]

                                   [map]



The location of Office Depot's 17 delivery centers and contract stationer warehouses as of March 1994.

        Eastman, headquartered in Southern California, is the West Coast's leading contract stationer. It serves thousands of major companies from San Diego to Seattle, from Portland to Denver, and posts annual sales in excess of $300 million.

        Over the last year, Office Depot has successfully integrated these two contract stationers into the Company. An experienced and talented management team is in place to spearhead the further growth and development of the commercial and contract business.

        By entering the contract market, the Company is enhancing its ability to continue Office Depot's rapid growth, both in total annual sales and the size of our customer base. Additionally, the Company will benefit from operational synergies and economies of scale as we eliminate duplicate systems while strengthening our overall buying power.

        Office Depot has announced its intention to aggressively grow the commercial and contract business over the next few years. In fact, the Company completed the acquisition of two additional contract stationers in February 1994: the Boston based L.E. Muran Co., and Yorkship Press, based in southern New Jersey. These two new acquisitions will enable Office Depot to expand its contract stationer operations into the strategically important mid-Atlantic and New England markets with a team of experienced professionals and an established business base.

[PHOTO]

                                  NEW MEDIA,
                                 NEW MESSAGE,
                                EXPANDING THE
                                MARKETING PLAN



        "Office Depot continues to enjoy just about the strongest sales momentum of any retailer in our universe, as the Company's redoubled emphasis on customer service and its proactive marketing programs yield sizable share gains."


                                        Christopher Vroom
                                        Alex. Brown & Sons
                                        January 12, 1994



        Office Depot's successful "Taking Care of Business" television and radio advertising campaign is now in its third generation and still going strong. The current series of TV commercials are running on three national television networks (ABC, CBS and NBC) and on 11 national cable stations ranging from CNN and ESPN to CNBC and Lifetime. The broadcast campaign is also being shown in more than 25 local markets with multiple store locations.

TARGETING THE MARKET

        Television is just one part of the Company's multi-million dollar and multi-media marketing approach, which also includes radio commercials, newspaper ads and inserts, billboards in key cities, color-filled catalogs and a variety of attention-grabbing direct mail campaigns, including special purchase offers, grand opening announcements, preapproved credit applications and seasonal supplements for back-to-school and gift-giving holidays.

        Office Depot's 240-page catalog remains the backbone of our marketing efforts. It is published several times each year and is mailed directly to both current and potential customers. Over the last year, the Company completely revamped the catalog, going from black and white line drawings of products to sharp, four-color photography.

        During 1993, Office Depot launched BusinessNews, a glossy quarterly magazine filled with how-to advice and product information for the small business market. The Company also published a quarterly newsletter, Office Depot's Home Business Advisor, aimed at people with a home office. In 1994, the two publications will merge into one magazine, and the Company will be unveiling a Canadian version.

        This combination of broadcast, newspaper and direct mail advertising targets our customer base of small and mid-size businesses, building store traffic companywide while, at the same time, increasing name recognition of Office Depot throughout the United States and Canada.

                               [PHOTO COLLAGE]

                                    [PHOTO]

                               STRENGTHENING OUR
                                 COMMUNITY TIES

        As part of the Company's stong sense of corporate and social responsibility, Office Depot is involved with a number of charitable and community service activities. The Company is a major contributor to the Leukemia Society of America and is national sponsor of their semiannual "Dress Down Day" fundraising event. The Company is also sponsoring the March of Dimes WalkAmerica '94 campaign in 19 cities and states. In support of schools and educational opportunities, Office Depot is actively involved with both Junior Achievement and North Carolina's Computer Learning Center.

        To assist our Associates in times of personal need, whether it be from an unexpected medical emergency or sudden displacement by a natural disaster like Hurricane Andrew, the Mississippi River floods or the Los Angeles earthquake, the Company is formalizing its existing helping-hand program under the auspices of a new Office Depot Foundation.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
- -----------------------------------------------------------------------------

GENERAL

        The Company opened its first store in October 1986. Two more stores were opened in 1986 and an additional 12 stores were opened in 1987. The Company continued its expansion program in 1988 and 1989 as part of a strategy to establish itself as a leader in targeted market areas with high concentrations of small- and medium-sized businesses. During 1988, the Company opened 26 stores in California, Colorado, Florida, Georgia, Kentucky, North Carolina, Oregon, Tennessee and Texas, ending the year with 41 stores. During 1989, the Company opened 58 new stores and ended 1989 with 99 stores. During 1990, the Company opened 75 new stores, ending the year with 173 stores in 27 states. During 1991, the Company opened 57 new stores ending the year with 228 stores. During 1992, the Company achieved its expansion plans by opening 53 new stores and acquiring five stores. The Company also closed two former Club stores, thus ending 1992 with 284 stores in 32 states, the District of Columbia and Canada. During 1993, the Company opened 68 new stores and closed one store, ending the period with 351 stores in 33 states, the District of Columbia and Canada. The Company also acquired ten contract stationer warehouses through the acquisition of Wilson and Eastman, ending 1993 with 15 delivery and contract stationer warehouses.

        The Company's results are impacted by the costs incurred in connection with its aggressive new store opening schedule. Pre-opening expenses are charged to earnings as incurred. Corporate general and administrative expenses are also incurred in anticipation of store openings. As the Company's store base and sales volume continue to grow, the Company expects that the adverse impact on profitability from new store openings will decrease as expenses incurred prior to store openings continue to represent a declining percentage of total sales.

RESULTS OF OPERATIONS FOR THE YEARS 1993, 1992 AND 1991

        In April 1991, a subsidiary of the Company merged with and into The Office Club, Inc. ("Club") and Club became a wholly-owned subsidiary of the Company. The merger was accounted for in 1991 on a "pooling of interests" basis for accounting and financial reporting purposes. Accordingly, financial data in 1991, statistical data, financial statements and discussions of financial and other information included for periods prior to the merger have been restated to reflect the financial position and results of operations as if they had merged as of the beginning of operations in 1986. Office Depot, Inc. and The Office Club, Inc. before the merger will be referred to as "Depot" and "Club," respectively. Also, as a result of the merger with Club, the Company incurred merger costs of $8,950,000 in 1991.

        Sales.  Sales increased to $2,579,494,000 in 1993 from $1,732,965,000 in 1992 and $1,300,847,000 in 1991.  Sales in 1993 increased 49% from 1992 sales. The increases in sales were due primarily to 67 additional stores in 1993 and 56 additional stores in 1992, including the five Canadian stores acquired. The increases also were attributable to same store sales growth. Comparable store sales in 1993 for the 283 stores open for more than one year at December 25, 1993 increased 26% from 1992. Comparable store sales in 1992 for the 226 stores open for more than one year at December 26, 1992 increased 15% from 1991. Comparable store sales in the future may be affected by competition from other stores, the opening of additional stores in existing markets and economic conditions.

        Gross Profit. Gross profit as a percentage of sales increased from 23.0% during 1991 and 1992 to 23.2% during 1993 primarily as a result of purchasing efficiencies gained through vendor volume discount programs as purchasing levels continue to increase and leveraging occupancy costs through higher average sales per store offset by somewhat lower gross margins resulting from an increase in sales of lower margin business machines and computers. The Company's management believes that gross profit as a percentage of sales may continue to fluctuate as a result of the expansion of its contract stationer base, the result of competitive pricing in more market areas, increased occupancy costs in certain new markets and in existing markets where the Company desires to add stores and warehouses in particular locations to complete its market plan, and purchasing efficiencies realized as total merchandise purchases increase.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Continued

- ------------------------------------------------------------------------------

Store and Warehouse Operating and Selling Expenses. Store and warehouse operating and selling expenses as a percentage of sales were 15.5% in 1993, 15.9% in 1992 and 16.5% in 1991 as the Company opened its new stores in 1993 and 1992. Store and warehouse operating and selling expenses, consisting primarily of payroll and advertising expenses, have increased in the aggregate due to the Company's expansion program. While the majority of these expenses vary proportionately with sales, there is a fixed cost component to these expenses that, as sales increase within each store and within a cluster of stores in a given market area, should decrease as a percentage of sales. This benefit may not be fully realized, however, during periods when a large number of new stores are being opened, as new stores typically generate lower sales than the average mature store, resulting in higher store operating and selling expenses as a percentage of sales for new stores. This percentage is also affected when the Company enters large metropolitan market areas where the advertising costs for the full market must be absorbed by the small number of stores initially opened. As additional stores in these large markets are opened, advertising costs, which are substantially a fixed expense for a market area, will be reduced as a percentage of sales. The Company has also continued a strategy of opening stores in existing markets. While increasing the number of stores increases operating results in absolute dollars, this also has the effect of increasing expenses as a percentage of sales since the sales of certain existing stores in the market may initially be adversely affected. During 1992 and 1993, the combination of an increase in average sales per store and an increase in the amount of cooperative advertising support received resulted in a decrease in store and warehouse operating and selling expenses as a percentage of sales as compared to prior periods.

        Pre-opening Expenses. As a result of continued store openings, pre-opening expenses incurred were $9,073,000 in 1993, $7,453,000 in 1992 and $7,774,000 in 1991. Pre-opening expenses currently are approximately $125,000 per store and are predominantly incurred during a six-week period prior to the store opening. These expenses consist principally of amounts paid for salaries and supplies. Since the Company's policy is to expense these items during the period in which they occur, the amount of pre-opening expenses in each quarter is generally proportional to the number of new stores opened.

        General and Administrative Expenses. General and administrative expenses as a percentage of sales were 2.9% in 1993, 3.1% in 1992, 3.0% in 1991. General and administrative expenses include, among other costs, site selection expenses and store management training expenses, and therefore vary with the number of new store openings. During 1993, the Company increased its commitment to improving the efficiency of its systems and significantly increased its information systems programming staff. While this increases general and administrative expenses in the current year, the Company believes the systems investment will provide benefits in the future. These increases were partially offset by a decrease in general and administrative expenses as a percentage of sales, primarily as a result of the Company's ability to increase sales without a proportionate increase in corporate expenditures. During 1992, the increase in general and administrative expenses as a percentage of sales was primarily attributable to expenses incurred in connection with the acquisition of the Company's Canadian operation, expenses related to Hurricane Andrew disaster relief efforts and the beginning of the significant investment in the ongoing program to upgrade the Company's information systems. Although the Company anticipates further increases in corporate staff expenditures as its expansion continues, general and administrative expenses as a percentage of sales should continue to decrease.

        Other Income and Expenses. During 1993, 1992 and 1991, interest expense was $10,598,000, $1,459,000 and $2,386,000, respectively. In June
1991, the Company received $40,040,000 as a result of a private placement of 4,290,000 shares of its Common Stock to a subsidiary of Carrefour, a French hypermarket retailer. Also in December 1991, the Company completed a public offering of 6,900,000 shares of Common Stock raising net proceeds of approximately $92 million. In December 1992 and November 1993, the Company completed public offerings of zero coupon, convertible, subordinated debt raising net proceeds of approximately $146 million and $185 million, respectively. As the Company has utilized the funds raised in its public offerings to fund its expansion, interest income has fluctuated. Interest income during 1993, 1992 and 1991 was $4,556,000, $1,303,000 and $151,000,
respectively.

        Net Earnings. The Company recorded amortization of goodwill of $1,613,000 in 1993 and $49,000 in 1992. The increase in 1993 was attributable to goodwill arising from the acquisition of Wilson in May 1993 and Eastman in September 1993. Goodwill in 1994 will be higher than 1993 reflecting a full year of amortization arising from the Wilson and Eastman acquisitions.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS Continued

- --------------------------------------------------------------------------------

        Earnings before income taxes and extraordinary credit were $106,520,000 in 1993, $62,053,000 in 1992, and $26,872,000 in 1991. In 1991, earnings were negatively affected by merger costs of $8,950,000.

        The effective income tax rate for 1991 was negatively impacted by certain nondeductible merger costs. The effective income tax rate for 1993 was negatively impacted by the increase in the federal statutory rate and by nondeductible goodwill amortization.

        Net earnings were $63,417,000 in 1993, $39,188,000 in 1992, and
$14,991,000 in 1991. Net earnings for 1992, and 1991 include extraordinary credits from the utilization of net operating loss carryforwards of $1,396,000 and $614,000 respectively. The increases in net earnings were attributable to the significant increases in sales without commensurate increases in expenses.

LIQUIDITY AND CAPITAL RESOURCES

        Since the Company's inception in March 1986, the Company has relied upon equity capital and convertible debt as the primary source of its funds. Shortly after inception, the Company was capitalized with $250,000 and in 1986 and 1987 private placements of Common Stock and Preferred Stock provided an aggregate of $25,704,000 in net proceeds to the Company. Additional net proceeds of $31,932,000 were raised by the Company in public equity offerings in 1988. Net proceeds of $24,070,000, $11,944,000 and $92,386,000 were raised by the Company in subsequent public equity offerings completed in 1989, 1990 and 1991, respectively. The Company also received proceeds of approximately $41,400,000 and $40,040,000 from private placements of its Common Stock with a subsidiary of Carrefour, completed in July 1989 and June 1991, respectively. The Company completed public offerings of zero coupon, convertible, subordinated debt in 1992 and 1993 raising net proceeds of approximately $146,000,000 and $185,000,000, respectively.

        Since the Company's store sales are substantially on a cash and carry basis, cash flow generated from operating stores provides a source of liquidity to the Company. Working capital requirements are reduced by vendor credit terms that allow the Company to finance a portion of its inventory. The Company utilizes private label credit card programs administered and financed by financial services companies, which allow the Company to expand its retail sales without the burden of additional receivables. All credit card receivables sold to the financial service company under one program were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $185,000,000, $138,000,000 and $123,000,000 in
1993, 1992 and 1991, respectively. The outstanding balance of such receivables at December 25, 1993 was $39,900,000. The Company has also utilized capital equipment financings to fund working capital requirements.

        Sales made from the Eastman and Wilson contract stationer warehouses are made under regular commercial credit terms, where the Company carries its own receivables. This contributed to the increase in receivables in 1993 from 1992. As the Company expands into servicing additional large companies in the contract stationer portion of its business, it is expected that a greater portion of the Company's receivables will be carried.

        In 1993, the Company added 67 stores, in 1992 it added 56 stores, and in 1991 it added 55 stores. As stores mature and become more profitable, and as the number of new stores opened in a year becomes a smaller percentage of the existing store base, cash generated from operations will provide a greater portion of funds required for new store fixed assets, inventories and other working capital requirements. This has resulted in net cash provided (used) in operating activities of $82,191,000, $(11,411,000), and $(41,717,000) for 1993,
1992 and 1991 respectively. Cash generated from operations will be affected by an increase in receivables carried without outside financing and increases in inventory at the stores as the Company continues to expand its efforts in computers and business machines. Capital expenditures are also affected by the number of stores and warehouses opened or acquired each year and the increase in computer and other equipment at the corporate office required to support such expansion. Cash utilized for capital expenditures was $102,417,000 in 1993, $62,542,000 in 1992 and $53,877,000 in 1991.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS Continued

- ---------------------------------------------------------------------------

        The Company plans to open approximately 60 to 70 stores during 1994. Management estimates that the Company's cash requirements, exclusive of pre-opening expenses, will be approximately $1,200,000 for each additional store. These expenditures include an average of approximately $600,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment in the stores, as well as approximately $600,000 for the portion of the store inventory that is not financed by vendors. In addition, management estimates that each new store will require pre-opening expenses of approximately $125,000. The Company's management currently anticipates that its expansion through 1994 will be financed through cash on hand, funds generated from operations, equipment leased under the Company's lease facility and funds borrowed under the Company's revolving credit facility. The Company's financing requirements beyond 1994 will be affected by the number of new stores or warehouses opened or acquired.

        During 1993, the Company's cash balance increased by $8,306,000 and long- and short-term debt increased by $212,118,000. This increase in cash and debt was primarily attributable to cash provided and debt incurred in the public debt offering, partially offset by payments for fixed assets and inventories for new stores. Additionally, cash of $136,573,000 was utilized in various transactions associated with the acquisition of Eastman and redemption of outstanding Eastman debt (see Note I to Consolidated Financial Statements).

        The Company has a credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line of $200,000,000. The credit agreement provides that funds borrowed will bear interest, at the Company's option, at either 3/4% over the LIBOR rate or at a base rate linked to the prime rate. The Company must also pay a fee of 1/4% per annum on the available and unused portion of the credit facility. The credit facility expires in September 1996. As of December 25, 1993, the Company had no outstanding borrowings under the credit facility. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $15,000,000 of equipment from the Company and lease such equipment back to the Company. As of December 25, 1993, the Company has utilized approximately $7,711,000 of this lease facility.

INFLATION AND SEASONALITY

        Although the Company cannot accurately determine the precise effects of inflation, it does not believe inflation has a material effect on sales or results of operations. The Company considers its business to be somewhat seasonal with sales generally slightly higher during the first and fourth quarters of each year.

Office Depot Inc. And Subsidiaries
INDEPENDENT AUDITORS' REPORT

- --------------------------------------------------------------------------------

To the Board of Directors of Office Depot, Inc.

        We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 25, 1993 and December 26, 1992, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 25, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Office Depot, Inc. and Subsidiaries as of December 25, 1993 and December 26, 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1993 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE

Certified Public Accountants
Fort Lauderdale, Florida
February 8, 1994

Office Depot Inc. And Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

- --------------------------------------------------------------------------------

                                                       52 Weeks            52 Weeks             52 Weeks
                                                        Ended               Ended                Ended
                                                     December 25,        December 26,         December 28,
                                                        1993                1992                 1991
                                                     ------------        ------------         ------------
Sales ........................................       $2,579,494          $1,732,965            $1,300,847
Cost of goods sold and occupancy cost.........        1,980,429           1,334,305             1,001,484
                                                     ----------          ----------            ----------
Gross profit..................................          599,065             398,660               299,363

Store and warehouse
  operating and selling expenses..............          399,966             275,016               214,525
Pre-opening expenses..........................            9,073               7,453                 7,774
General and administrative expenses...........           75,851              53,933                39,007
Amortization of goodwill......................            1,613                  49                    --
                                                     ----------          ----------           -----------
                                                        486,503             336,451               261,306
                                                     ----------          ----------           -----------
Operating profit..............................          112,562              62,209                38,057
Other income (expense)
  Interest income.............................            4,556               1,303                   151
  Interest expense............................          (10,598)             (1,459)               (2,386)
  Merger costs................................               --                  --                (8,950)
                                                     ----------          ----------           -----------
Earnings before income taxes and
   extraordinary credit.......................          106,520              62,053                26,872
Income taxes..................................           43,103              24,261                12,495
                                                     ----------          ----------           -----------
Earnings before extraordinary credit..........           63,417              37,792                14,377
Extraordinary credit..........................               --               1,396                   614
                                                     ----------          ----------           -----------
Net earnings..................................       $   63,417          $   39,188           $    14,991
                                                     ----------          ----------           -----------
                                                     ----------          ----------           -----------
Earnings per common and
  common equivalent share
  Earnings before extraordinary credit........            $ .67               $ .41                 $ .18
  Extraordinary credit........................               --                 .02                   .01
                                                          -----               -----                 -----
 Net earnings.................................            $ .67               $ .43                 $ .19
                                                          -----               -----                 -----
                                                          -----               -----                 -----


        The accompanying notes are an integral part of these statements.

Office Depot Inc. And Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

- --------------------------------------------------------------------------------

                                                                                      December 25,             December 26,
                                                                                         1993                     1992
                                                                                      ------------             ------------
                             ASSETS
Current Assets:
  Cash and cash equivalents ....................................................      $   138,498              $   130,192
  Receivables, net of allowances of $2,791 in 1993 and
  $389 in 1992 .................................................................          165,182                   62,012
  Merchandise inventories ......................................................          643,773                  456,252
  Deferred income taxes ........................................................           25,931                    9,059
  Prepaid expenses and refundable income taxes .................................            4,778                    6,497
                                                                                      -----------              -----------
   Total current assets ........................................................          978,162                  664,012
Property and Equipment, at Cost ................................................          339,825                  219,939
  Less accumulated depreciation and amortization  ..............................           77,681                   51,471
                                                                                      -----------              -----------
                                                                                          262,144                  168,468
Goodwill, net of amortization  .................................................          200,462                    2,224
Other Assets ...................................................................           23,131                   13,669
                                                                                      -----------              -----------
                                                                                      $ 1,463,899              $   848,373
                                                                                      -----------              -----------
                                                                                      -----------              -----------
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable  ............................................................      $   393,185              $  237,385
  Accrued expenses  ............................................................          128,129                  66,227
  Income taxes .................................................................           12,786                      --
  Current maturities of long-term debt  ........................................            3,105                   2,948
                                                                                      -----------              -----------
       Total current liabilities  ..............................................          537,205                 306,560
Long-Term Debt, less current maturities ........................................           16,229                   3,486
Deferred Taxes and Other Credits  ..............................................            5,478                   4,800
Zero Coupon, Convertible, Subordinated Notes ...................................          350,298                 151,080
Commitments and Contingencies ..................................................               --                      --
Common Stockholders' Equity
  Common stock-authorized 200,000,000 shares of $.01 par value;
    issued 95,609,233 in 1993 and 90,925,224 in 1992 ...........................              956                     909
  Additional paid-in capital ...................................................          427,326                 318,833
  Foreign currency translation adjustment  .....................................              383                      98
  Retained earnings  ...........................................................          127,774                  64,357
  Less: 1,442,298 shares of treasury stock, at cost  ...........................           (1,750)                 (1,750)
                                                                                      -----------              -----------
                                                                                          554,689                 382,447
                                                                                      $ 1,463,899              $  848,373
                                                                                      -----------              -----------
                                                                                      -----------              -----------



        The accompanying notes are an integral part of these statements.

Office Depot Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Period from December 30, 1990 to December 25, 1993 (In thousands, except for number of shares)
- --------------------------------------------------------------------------------



                                                                                      Foreign
                                        Common      Common        Additional         Currency
                                         Stock       Stock         Paid-in          Translation        Retained         Treasury
                                        Shares      Amount         Capital           Adjustment        Earnings           Stock
                                        ------      ------         -------           ----------        --------           -----
Balance at December 30, 1990......    73,742,931    $   738       $ 134,896           $        -        $ 10,178        $ (1,750)
Sales of common stock, net of
related costs.....................    11,190,000        112         132,314                    -               -               -
Exercise of stock options
   (including tax benefits).......     2,129,094         21          13,359                    -               -               -
Sale of stock under employee
 purchase plan....................        26,376          -             225                    -               -               -
401k plan matching contributions..        38,787          -             359                    -               -               -
Net earnings for the period.......             -          -               -                    -          14,991               -
                                      ----------    -------       ---------           ----------        --------        --------
Balance at December 28, 1991......    87,127,188        871         281,153                    -          25,169          (1,750)

Exercise of stock options
   (including tax benefits).......     3,721,320         38          36,532                    -               -               -
Sale of stock under employee
 purchase plan.....................       39,932          -             705                    -               -               -
401k plan matching contributions..        36,784          -             443                    -               -               -
Foreign currency translation
 adjustment........................            -          -               -                   98               -               -
Net earnings for the period.......             -          -               -                    -          39,188               -
                                      ----------    -------       ---------           ----------        --------        --------
Balance at December 26, 1992......    90,925,224        909         318,833                   98          64,357          (1,750)
Issuance of common stock for
 acquisitions......................    3,356,934         34          94,664                    -               -               -
Exercise of stock options
   (including tax benefits).......     1,227,670         13          11,278                    -               -               -
Sale of stock under employee
 purchase plan.....................       59,659          -           1,604                    -               -               -
401k plan matching contributions..        39,746          -             947                    -               -               -
Foreign currency translation
 adjustment........................            -          -               -                  285               -               -
Net earnings for the period.......             -          -               -                    -          63,417               -
                                      ----------    -------       ---------           ----------        --------        --------
Balance at December 25, 1993......    95,609,233    $   956       $ 427,326           $      383        $127,774        $ (1,750)
                                      ----------    -------       ---------           ----------        --------        --------
                                      ----------    -------       ---------           ----------        --------        --------


The accompanying notes are an integral part of these statements.

Office Depot Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase in Cash and Cash Equivalents (in Thousands)
- --------------------------------------------------------------------------------

                                                                     52 Weeks                  52 Weeks                     52 Weeks
                                                                       Ended                    Ended                         Ended
                                                                  December 25,            December 26,                  December 28,
                                                                       1993                     1992                           1991
                                                                  ------------            ------------                  ------------
Cash flows from operating activities
  Cash received from customers.........................           $  2,383,345            $  1,686,468                  $ 1,285,534
  Cash paid for inventories............................             (1,925,005)             (1,335,487)                  (1,019,799)
  Cash paid for store and warehouse operating,
    selling and general and administrative expenses....               (350,201)               (354,146)                    (296,841)
  Interest received....................................                  4,557                   1,303                          151
  Interest paid........................................                 (1,845)                 (1,459)                      (2,386)
  Taxes paid...........................................                (28,660)                 (8,090)                      (8,376)
                                                                     ---------               ---------                    ---------
    Net cash provided (used) in operating activities...                 82,191                 (11,411)                     (41,717)
Cash flows from investing activities
  Capital expenditures - net...........................               (102,417)                (62,542)                     (53,877)
  Purchase of Eastman common stock.....................                (20,001)                      -                            -
  Acquisition cash overdraft assumed, net..............                 (4,106)                      -                            -
                                                                      ---------               ---------                    ---------
    Net cash used in investing activities..............               (126,524)                (62,542)                     (53,877)
                                                                      ---------               ---------                    ---------
Cash flows from financing activities
  Proceeds from issuance of common stock...............                      -                       -                      132,426
  Proceeds from exercise of stock options..............                 10,308                  15,836                        7,257
  Foreign currency translation adjustment..............                    285                      98                            -
  Proceeds from long- and short-term borrowing.........                190,464                 151,147                        1,989
  Payments on long- and short-term debt................               (148,418)                 (3,101)                     (16,452)
                                                                      ---------               ---------                    ---------
    Net cash provided by financing activities..........                 52,639                 163,980                      125,220
                                                                      ---------               ---------                    ---------
      Net increase in cash and cash equivalents........                  8,306                  90,027                       29,626
Cash and cash equivalents at beginning of period.......                130,192                  40,165                       10,539
                                                                      ---------               ---------                    ---------
Cash and cash equivalents at end of period.............           $    138,498            $    130,192                  $    40,165
                                                                      ---------               ---------                    ---------
                                                                      ---------               ---------                    ---------
Reconciliation of net earnings to net cash
  provided (used) in operating activities
      Net earnings.....................................           $     63,417            $     39,188                  $    14,991
Adjustments to reconcile net earnings to net cash
  provided (used) in operating activities
  Depreciation and amortization........................                 30,434                  20,792                       15,328
Changes in assets and liabilities (net of effect of
  acquisitions)
  Increase in receivables..............................                (45,006)                (26,075)                     (19,440)
  Increase in merchandise inventories...................              (150,234)               (118,379)                    (107,079)
  Increase in prepaid expenses, deferred income
      taxes and other assets...........................                (15,862)                (16,348)                      (7,288)
  Increase in accounts payable, accrued
      expenses and deferred credit.....................                199,442                  89,411                       61,771
                                                                      ---------               ---------                    ---------
      Total adjustments................................                 18,774                 (50,599)                     (56,708)
                                                                      ---------               ---------                    ---------
      Net cash provided (used) in operating
       activities.......................................          $     82,191            $    (11,411)                 $   (41,717)
                                                                     ---------               ---------                    ---------
                                                                     ---------               ---------                    ---------


The accompanying notes are an integral part of these statements.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Office Depot, Inc. and subsidiaries (the "Company") operates a chain of high-volume office supply stores and contract stationer/delivery warehouses throughout the country. The Company was incorporated in March 1986 and opened its first store in October 1986.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     All common stock share and per share amounts for all periods presented have been adjusted for a three-for-two stock split in June 1993 and a two-for-one stock split in May 1992 effected in the form of stock dividends.

     Certain reclassifications were made to prior year statements to conform to 1993 presentations.

CASH AND CASH EQUIVALENTS

    The Company considers any highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

RECEIVABLES

     Receivables are comprised of trade receivables not financed through outside programs as well as amounts due from vendors under rebate and cooperative advertising programs.

MERCHANDISE INVENTORIES

     Inventories are stated at the lower of weighted average cost or market value.

INCOME TAXES

        The Company currently provides for Federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting assets and liabilities for tax purposes and for financial statement purposes using the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this standard, deferred tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. In prior years, the Company had provided for income taxes using the provisions of APB No. 11.

PROPERTY AND EQUIPMENT

     Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight line basis. Leasehold improvements are amortized over the terms of the respective leases or the service lives of the improvements.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

Goodwill

        Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $1,657,000 and $49,000 as of December 25, 1993 and December 26, 1992, respectively.

Pre-opening Expenses

        Pre-opening expenses related to new store openings are expensed as incurred.

Acquisition of The Office Club, Inc.

        On April 10, 1991, the Company completed its acquisition of The Office Club, Inc. ("Club"). The merger with Club was accounted for in 1991 on a "pooling of interests" basis for accounting and financial reporting purposes. Financial statements for periods prior to the merger have been restated to reflect the financial position and results of operations of the combined companies as if they had merged as of the beginning of the earliest period reported. Club became a wholly-owned subsidiary of the Company through the exchange of 25,970,781 shares of the Company's common stock for all of the outstanding stock of Club on a ratio of 1.194 shares of Depot stock for each Club share. References to Office Depot, Inc. and to The Office Club, Inc. before the merger will be referred to as "Depot" and "Club," respectively. Costs of $8,950,000 associated with the merger have been reflected in the results of operations for 1991.

Earnings Per Common and Common Equivalent Shares

        Net earnings per common equivalent share is based upon the weighted average number of shares and equivalents outstanding during each period. The weighted average number of common and common equivalent shares outstanding for the years ended December 25, 1993, December 26, 1992 and December 28, 1991 were 94,627,000, 91,709,000 and 80,178,000, respectively. Stock options and warrants are considered common stock equivalents. The zero coupon, convertible, subordinated notes are not common stock equivalents and are anti-dilutive in the fully diluted computation.

Fiscal Year

        The Company is on a 52 or 53 week fiscal year ending on the last Saturday in December.

Postretirement Benefits

        The Company does not currently provide postretirement benefits for its employees.

Fair Value of Financial Instruments

        Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the Consolidated Balance Sheet of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
- ---------------------------------------------------------

The following methods and assumptions were used to estimate fair value:

  * the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value due to their short term nature;

  * discounted cash flows using current interest rates for financial instruments with similar characteristics and maturity were used to determine the fair value of short-term and long-term debt; and,

  * market prices were used to determine the value of the zero coupon, convertible, subordinated notes.

  There was no significant difference as of December 25, 1993 in the carrying value and fair market value of financial instruments except for the zero coupon, convertible, subordinated notes which had a carrying value of $350,298,000 and a fair value of $419,750,000.


NOTE B--PROPERTY AND EQUIPMENT

Property and equipment consists of:


                                                                          December 25,                       December 26,
                                                                              1993                              1992
                                                                         --------------                     --------------
                                                                                           (in thousands)
Land and buildings.................................................      $  35,402                            $  16,442
Furniture, fixtures and equipment..................................        130,911                               82,080
Automotive equipment...............................................         14,668                                8,179
Leasehold improvements.............................................        142,566                              100,339
Equipment under capital lease......................................         16,278                               12,899
                                                                         -----------                        -------------
                                                                           339,825                              219,939
Less accumulated depreciation and amortization.....................         77,681                               51,471
                                                                         -----------                        -------------
                                                                         $ 262,144                            $ 168,468
                                                                         -----------                        -------------
                                                                         -----------                        -------------

Equipment under capital leases consists of:

                                                                          December 25,                       December 26,
                                                                              1993                              1992
                                                                         --------------                     --------------
                                                                                           (in thousands)
Equipment.......................................................          $  16,278                            $  12,899
Accumulated depreciation........................................             11,105                                8,458
                                                                         -----------                        -------------
                                                                          $   5,173                             $   4,441
                                                                         -----------                        -------------
                                                                         -----------                        -------------



Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
- --------------------------------------------------------------------------------
NOTE C--LONG-TERM DEBT

  Long-term debt consists of the following:


                                                                                December 25,            December 26,
                                                                                   1993                    1992
                                                                                ------------            ------------
                                                                                           (in thousands)
Capital lease obligations collateralized by certain
  equipment and fixtures ............................................           $   5,496              $  4,258
13% senior subordinated notes, unsecured and due 2002 ...............              10,368                    --
Installment notes payable in monthly installments
  through January 1996, collateralized by certain
  telephone equipment and vehicles ..................................               3,470                 2,176
                                                                                ----------            ----------
                                                                                   19,334                 6,434
Less current portion ................................................               3,105                 2,948
                                                                                ----------            ----------
                                                                                $  16,229             $   3,486
                                                                                ----------            ----------
                                                                                ----------            ----------


Maturities of long-term debt are as follows:


                                                                                December 25,
                                                                                    1993
                                                                                ------------
                                                                               (in thousands)
1994................................................................            $     3,105
1995................................................................                  1,808
1996................................................................                    610
1997................................................................                    526
1998 and after......................................................                 13,285
                                                                                ------------
                                                                                $    19,334
                                                                                ------------
                                                                                ------------


Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 25, 1993 are as follows:

                                                                                December 25,
                                                                                    1993
                                                                                ------------
                                                                               (in thousands)
1994................................................................            $    2,624
1995................................................................                 1,271
1996................................................................                   542
1997................................................................                   437
1998 and after......................................................                 1,927
                                                                                ----------
Minimum lease payments .............................................                 6,801
Less: amount representing interest at 9.5% to 15.0% ................                 1,305
                                                                                ----------
Present value of net minimum lease payments ........................                 5,496
Less: current portion ..............................................                 2,264
                                                                                ----------
Noncurrent portion .................................................            $    3,232
                                                                                ----------
                                                                                ----------

        The Company has a credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line of $200,000,000. The agreement provides that funds borrowed will bear interest, at the Company's option, at either 3/4% over the LIBOR rate or at a base rate linked to the prime rate. The Company must also pay a fee of 1/4% per annum on the available and unused portion of the credit facility. The credit facility expires in September 1996. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $15,000,000 of equipment from the Company and lease such equipment back to the Company. As of December 25, 1993, the Company had no outstanding borrowings under the revolving credit facility and had utilized approximately $7,711,000 of the lease facility. The loan agreement contains covenants relating to various financial statement ratios and provides for a limitation on the payment of cash dividends on common stock, not to exceed 25% of net earnings, without the bank's consent.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
- --------------------------------------------------------------------------------

NOTE D--ZERO COUPON, CONVERTIBLE, SUBORDINATED NOTES

        On December 11, 1992, the Company issued $316,250,000 principal amount of Liquid Yield Option Notes (LYONs) with a price to the public of $150,769,000. The issue price of each such LYON was $476.74 and there will be no periodic payments of interest. The LYONs will mature on December 11, 2007 at $1,000 per LYON representing a yield to maturity of 5% (computed on a semi-annual bond equivalent basis).

        On November 1, 1993, the Company issued $345,000,000 principal amount of LYONs with a price to the public of $190,464,000. The issue price of each such LYONs was $552.07 and there will be no periodic payments of interest. These LYONs will mature on November 1, 2008 at $1,000 per LYON, representing a yield to maturity of 4% (computed on a semi-annual bond equivalent basis).

        All LYONs are subordinated to all existing and future senior indebtedness of the Company.

        Each LYON is convertible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, into common stock of the Company at a conversion rate of 19.509 shares per 1992 LYON and 14.156 shares per 1993 LYON. The LYONs may be required to be purchased by the Company, at the option of the holder, as of December 11, 1997 and December 11, 2002 for the 1992 LYONs and as of November 1, 2000 for the 1993 LYONs, at the issue price plus accrued original issue discount. The Company, at its option, may elect to pay the purchase price on any particular purchase date in cash or common stock, or any combination thereof.

        In addition, prior to December 11, 1997 for the 1992 LYONs and prior to November 1, 2000 for the 1993 LYONs, the LYONs will be purchased for cash by the Company, at the option of the holder, in the event of a change in control of the Company. Beginning on December 11, 1996, for the 1992 LYONs and on November 1, 2000 for the 1993 LYONs, the LYONs are redeemable for cash at any time at the option of the Company in whole or in part at the issue price plus accrued original issue discount through the date of redemption.


NOTE E--INCOME TAXES

        Effective December 27, 1992, the Company adopted the provisions of Statement No. 109, "Accounting for Income Taxes." The Company's adoption in 1993 of Statement No. 109 did not result in a material adjustment and was recognized in the results of operations. The Company chose not to restate prior years' results or disclosures as permitted by the Statement.

        Club commenced operations in 1986 and incurred losses through 1989. The resulting net operating loss carryforward was partially utilized in 1991 and fully utilized in 1992.

        The income tax provision consists of the following:


                                                                        52 Weeks        52 Weeks        52 Weeks
                                                                          Ended           Ended           Ended
                                                                      December 25,     December 26,    December 28,
                                                                          1993            1992            1991
                                                                      ------------     ------------    ------------
                                                                                      (in thousands)
Current
    Federal .....................................................     $  38,410         $  22,887       $  12,089
    State .......................................................         9,026             3,386           2,908
Deferred (benefit) ..............................................        (4,333)           (2,012)         (2,502)
                                                                      ------------     ------------    ------------
Total provision for income taxes ................................     $  43,103         $  24,261       $  12,495
                                                                      ------------     ------------    ------------
                                                                      ------------     ------------    ------------








30

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
- ----------------------------------------------------

The tax effected components of deferred income tax accounts as of December 25, 1993 are as follows:

                                                                 Assets            Liabilities
                                                                -------            -----------
                                                                       (in thousands)
Interest premium on notes redeemed....................          $ 7,832
Self-insurance costs..................................            6,466
Inventory costs capitalized for tax purposes..........            3,184
Excess of tax over book depreciation..................               --            $ 3,208
Capitalized leases....................................               --              3,160
Other items...........................................           14,231              3,218
                                                                -------            -------
                                                                $31,713            $ 9,586
                                                                -------            -------
                                                                -------            -------


The components of deferred income tax (benefit) are as follows:

                                                                52 Weeks          52 Weeks
                                                                  Ended             Ended
                                                               December 26,      December 28,
                                                                   1992              1991
                                                               -----------       ------------
                                                                      (in thousands)
Excess of tax over book depreciation..................          $   470            $    67
Inventory costs capitalized for tax purposes..........             (526)              (435)
Vacation pay..........................................             (380)              (305)
Self-insurance costs..................................           (3,032)            (1,941)
Capitalized leases....................................              720                368
Deferred book loss benefit recognized.................              888                148
Other items, net......................................             (152)               (46)
Pre-opening costs.....................................               --               (358)
                                                                -------            -------
Total deferred benefit................................          $(2,012)           $(2,502)
                                                                -------            -------
                                                                -------            -------


The following schedule is a reconciliation of income taxes at the federal statutory rate to the provision for income taxes:



                                                               52 Weeks          52 Weeks            52 Weeks
                                                                 Ended             Ended               Ended
                                                              December 25,      December 26,        December 28,
                                                                 1993               1992               1991
                                                              ------------      -----------         -----------
                                                                               (in thousands)
Tax computed at the statutory rate....................          $37,282            $21,098            $ 9,136
State taxes net of federal benefit....................            5,326              3,330              1,598
Nondeductible goodwill amortization...................              483                 --                 --
Nondeductible merger costs............................               --                 --              1,700
Other items, net......................................               12               (167)                61
                                                                -------            -------            -------
Provision for income taxes............................          $43,103            $24,261            $12,495
                                                                -------            -------            -------
                                                                -------            -------            -------



Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
- ----------------------------------------------------

NOTE F--COMMITMENTS AND CONTINGENCIES

Leases

        The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. The leases provide for the Company to pay real estate taxes, common area maintenance, and certain other expenses, including, in some instances, contingent rentals based on sales. Lease terms, excluding renewal option periods exercisable by the Company at escalated rents, expire between 1994 and 2015. In addition to the base lease term, the Company has various renewal option periods. Also, certain equipment used in the Company's operations is leased under operating leases. A schedule of fixed operating lease commitments follows:

                                                               December 25,
                                                                  1993
                                                               -----------
                                                              (in thousands)
1994 ........................................................  $ 93,960
1995 ........................................................    92,987
1996 ........................................................    86,246
1997 ........................................................    80,333
1998 ........................................................    76,658
Thereafter ..................................................   318,390
                                                               --------
                                                               $748,574
                                                               --------
                                                               --------


        The above amounts include 27 stores leased but not yet opened as of December 25, 1993. The Company is in the process of opening new stores in the ordinary course of business and leases signed subsequent to December 25, 1993 are not included in the above described commitment amount. Rent expense, including equipment rental, was approximately $91,005,000, $71,820,000 and $61,656,000, during 1993, 1992 and 1991, respectively.

Other

        Certain holders of the Company's common stock have limited demand registration rights. The costs of such registration will generally be borne by the Company.

        The Company is involved in litigation arising in the normal course of its business. In the opinion of management, these matters will not materially affect the financial position or results of operations of the Company.

        As of December 25, 1993, the Company has reserved 11,053,542 shares of unissued common stock for conversion of the subordinated notes (see Note D).

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued
- -----------------------------------------------------------

NOTE G--EMPLOYEE BENEFIT PLANS

Stock Option Plans

        As of December 25, 1993, the Company had reserved 11,367,136 shares of common stock for issuance to officers and key employees under its 1986 and 1987 Incentive Stock Option Plans, its 1988 and 1989 Employees Stock Option Plans, its Directors Stock Option Plan and the Club Incentive Stock Option Plan.
Under these plans, the option price must be equal to or in excess of the market price of the stock on the date of the grant or, in the case of employees who own 10% or more of common stock, the minimum price must be 110% of the market price.

        Options granted to date become exercisable from one to four years after the date of grant, provided that the individual is continuously employed by the Company. All options expire no more than ten years after the date of grant. Options to purchase 2,556,848 shares were exercisable at December 25, 1993. No amounts have been charged to income under the plan.

                                                             Number of                             Option Price
                                                              Shares                                 Per Share
                                                         -----------------                      -----------------
Outstanding at December 30, 1990....................            5,964,519                           $   .03- 8.75
Granted.............................................            3,217,530                           $  3.14-13.09
Canceled............................................              364,611                           $  2.97-12.00
Exercised...........................................            1,579,224                           $   .03- 8.67
                                                         -----------------
Outstanding at December 28, 1991....................            7,238,214                           $   .03-13.09
Granted.............................................            1,705,575                           $ 13.33-22.92
Canceled............................................              509,688                           $   .63-19.42
Exercised...........................................            2,609,971                           $   .03-13.09
                                                         -----------------
Outstanding at December 26, 1992....................            5,824,130                           $   .03-22.92
Granted.............................................            1,476,468                           $ 19.83-35.75
Canceled............................................              299,752                           $  2.65-26.88
Exercised...........................................            1,190,352                           $   .44-22.50
                                                         -----------------
Outstanding at December 25, 1993....................            5,810,494                           $   .03-35.75
                                                         -----------------
                                                         -----------------

Other Stock Options

        On December 28, 1987, a nonqualified option to purchase 2,099,997 shares of common stock was issued to the Company's chief executive officer. The option with respect to 299,997 shares was exercisable upon issuance, with the balance exercisable one-third each year commencing one year from the date of issue. Options to purchase an aggregate of 224,997 shares were also issued to two of the Company's principal officers.

        The exercise price on the above described nonqualified options is $.63 per share. Options for 299,997 shares were exercised in February 1988. In 1990, options for 149,997 shares were exercised and options for 75,000 shares were canceled. In 1991, options for 600,000 shares were exercised. In 1992, options for the remaining 1,200,000 shares were exercised.

Employee Stock Purchase Plan

        In October 1989, the Board of Directors approved an Employee Stock Purchase Plan, which permits eligible employees to purchase common stock from the Company at 90% of its fair market value through regular payroll deductions. The maximum number of shares eligible for purchase under the plan is 750,000.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

- --------------------------------------------------------------------------------

Retirement Savings Plan

        In February 1990, the Board of Directors approved a Retirement Savings Plan, which permits eligible employees to make contributions to the plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes a matching stock contribution of 50% of the employee's pretax contribution up to a maximum of 3% of the employee's compensation in any calendar year. The Office Club plan provided a cash match up to certain limits. The Office Club Plan was terminated in early 1993 and all employees were given the opportunity to join the Depot plan.


NOTE H--CAPITAL STOCK

     In May 1993, the Board of Directors and stockholders approved an amendment to the Company's Certificate of Incorporation, which increased the authorized number of shares of common stock from 100,000,000 to 200,000,000 shares. As of December 25, 1993, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

Common Stock

     On June 7, 1991, 4,290,000 shares of common stock were sold to a subsidiary of Carrefour, a French hypermarket retailer, at a price of $9.33 per share.

     On December 24, 1991, the Company completed a public offering of 6,900,000 shares of common stock at $14.00 per share.


NOTE I--ACQUISITIONS

      On May 17, 1993, the Company acquired substantially all of the assets and assumed certain of the liabilities of the office supply business of Wilson Stationery & Printing Company ("Wilson"), a contract stationer based in Houston Texas. The Company issued 663,881 shares of common stock, representing $15,000,000 at market value at date of issuance, in exchange for the acquired net assets of Wilson. This acquisition was accounted for as a purchase.

      On September 13, 1993, the Company acquired the common stock of Eastman Office Products Corporation ("Eastman"), a contract stationer and office furniture dealer headquartered in California that operates primarily in the western United States. In connection with the acquisition, the Company issued 2,693,053 shares of common stock with a market value of approximately $79,707,000 and paid out $20,001,000 in cash. This acquisition was accounted for as a purchase. The Company has allocated the purchase price to the assets acquired and liabilities assumed based on information obtained to date. The allocation will be finalized when all necessary information regarding the fair values of the assets and liabilities is available. The Company also acquired the outstanding preferred stock of Eastman for $13,158,000. Additionally, the Company offered to purchase for cash pursuant to a tender offer $90,000,000 principal amount of Eastman, Inc.'s 13% Series B Subordinated Notes due 2002 (the "Notes"). Pursuant to the tender offer, in October 1993 the Company purchased $81,750,000 principal amount of the Notes for $103,414,000 in cash.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Continued

        The excess of the cost over the fair value of net assets acquired for the above acquisitions is being amortized over 40 years on a straight-line method. The Company's Consolidated Statement of Earnings includes the operating results of acquisitions from the respective dates of the purchases. The following represents the pro forma results of operations assuming the acquisitions of Eastman and Wilson had taken place on December 29, 1991.

                                                                          52 Weeks                52 Weeks
                                                                            Ended                   Ended
                                                                       December 25, 1993       December 26, 1992
                                                                       -----------------       -----------------
                                                                        (in thousands, except per share amounts)
                                                                                        (unaudited)
Sales...........................................................       $2,828,630               $2,078,504
Net Earnings Before Extraordinary Credit........................           62,520                   37,841
Net Earnings Before Extraordinary Credit Per Share..............              .65                      .40


        This pro forma information is not necessarily indicative of the actual results of operations that would have occurred had the acquisitions been made as of December 29, 1991, or of results which may occur in the future.


NOTE J - SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

        The Consolidated Statements of Cash Flows for 1993 and 1992 do not include noncash financing transactions of $3,525,000 and $21,882,000, respectively, relating to additional paid in capital associated with tax benefits of stock options exercised and $8,754,000 for 1993 associated with accreted interest on convertible, subordinated notes.

        The Consolidated Statement of Cash Flows for 1993 does not include noncash investing and financing transactions associated with common stock issued for the acquisition of net assets of Wilson and of Eastman. The components of the transactions are as follows:

                                                            (in thousands)
Fair value of assets acquired (including goodwill).........    $ 328,603
Liabilities assumed........................................     (213,895)
                                                               ----------
Net assets acquired........................................      114,708
Total issuance of common stock.............................       94,707
                                                               ----------
Cash used to purchase Eastman common stock.................    $  20,001
                                                               ----------
                                                               ----------



Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Continued
- --------------------------------------------------------------------------------

NOTE K - RECEIVABLES SOLD WITH RECOURSE

        The Company has two private label credit card programs which are managed by financial services companies. All credit card receivables sold to the financial services company under one of these programs were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $185,000,000, $138,000,000 and $123,000,000 in
1993, 1992 and 1991, respectively. The Company's maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables with recourse, which totaled approximately $39,900,000 at December 25, 1993. The financial services company periodically estimates the percentage to be withheld from proceeds for receivables sold to achieve the necessary reserve for potential uncollectible amounts. The Company expenses such withheld amounts at the time of sale to the financial services company.

NOTE L - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                        First         Second         Third          Fourth
                                                                       Quarter        Quarter       Quarter         Quarter
                                                                       -------        --------      --------        --------
                                                                             (in thousands, except per share data)
FISCAL YEAR ENDED DECEMBER 25, 1993
Net sales..........................................................     $582,115      $527,871       $659,925        $809,583
Gross profit(a)....................................................      133,632       122,671        151,478         191,284
                                                                        --------      --------       --------        --------
Net earnings.......................................................     $ 14,138      $ 10,861       $ 17,206        $ 21,212
                                                                        --------      --------       --------        --------
                                                                        --------      --------       --------        --------
Net earnings per common share......................................     $    .15      $    .12       $    .18        $    .22
                                                                        --------      --------       --------        --------
                                                                        --------      --------       --------        --------
FISCAL YEAR ENDED DECEMBER 26, 1992
Net sales..........................................................     $433,303      $386,832       $434,793        $478,037
Gross profit(a)....................................................       99,845        88,758        100,303         109,754
Earnings before extraordinary item.................................        9,351         6,451          9,758          12,232
Extraordinary item.................................................          ---           ---            ---           1,396
                                                                        --------      --------       --------        --------
Net earnings.......................................................     $  9,351      $  6,451       $  9,758        $ 13,628
                                                                        --------      --------       --------        --------
                                                                        --------      --------       --------        --------
Earnings per common share before extraordinary item................     $    .10      $    .07       $    .11        $    .13
Extraordinary item.................................................          ---           ---            ---             .02
                                                                        --------      --------       --------        --------
Net earnings per common share......................................     $    .10      $    .07       $    .11        $    .15
                                                                        --------      --------       --------        --------
                                                                        --------      --------       --------        --------

(a) Gross profit is net of occupancy costs.

CORPORATE DATA

Directors                               Corporate Officers                             CHARLES CARMICHAEL
                                                                                       Vice President-Construction
DAVID I. FUENTE (3,4)                   DAVID I. FUENTE
Chairman of the Board                   Chairman of the Board                          MARK CLARK
Chief Executive Officer                 Chief Executive Officer                        Vice President-Marketing

MARK D. BEGELMAN (3)                    MARK D. BEGELMAN                               STEVEN S. EMBREE
President                               President                                      Vice President-
Chief Operating Officer                 Chief Operating Officer                        General Merchandise Manager

DENIS DEFFOREY (1)                      F. TERRY BEAN                                  RICHARD ESTALELLA
Director                                Executive Vice President-                      Regional Vice President-Stores
Carrefour                               Human Resources
Director                                                                               MARTIN GONZALEZ
De Noyange, S.A.                        RICHARD M. BENNINGTON                          Regional Vice President-Stores
                                        Executive Vice President-
W. SCOTT HEDRICK (2)                    Operations                                     GEORGE HANDGIS
General Partner                                                                        Vice President-Business Services
InterWest Partners                      GARY D. FOSS
                                        Executive Vice President-                      JOHN MALONEY
JOHN B. MUMFORD (1)                     Merchandising & Marketing                      Executive Vice President-
President                                                                              Commercial/Contract
Crosspoint Corporation                  BARRY J. GOLDSTEIN
                                        Executive Vice President-Finance               JAY MUTSCHLER
MICHAEL J. MYERS (1)                    Chief Financial Officer and Secretary          Executive Vice President-
President                                                                              Commercial/Contract
First Century Partners                  WILLIAM SELTZER
Management Company                      Executive Vice President-                      JIM PETERS
Director                                Systems & Distribution                         Regional Vice President-Stores
Smith Barney Venture Corp.
                                        BRAD COSTELLO                                  KEVIN PHILLIPS
                                        Executive Vice President-                      Regional Vice President-Stores
PETER J. SOLOMON (3,4)                  Contract Furniture
Chairman of the Board                                                                  LARRY PHILLIPS
Chief Executive Officer                 JOHN O. GRODE                                  Regional Vice President-Stores
Peter J. Soloman Company Limited        Vice President-Real Estate
                                                                                       ART QUINTANA
ALAN J. WURTZEL (2,3,4)                 R. JOHN SCHMIDT, JR.                           Vice President-General
Chairman of the Board                   Vice President-Controller                      Merchandising Manager
Circuit City Stores, Inc.
                                        OPERATING OFFICERS                             THOMAS W. SMITH
(1) Member of Audit Committee                                                          Vice President-Operations
(2) Member of Compensation Committee    MICHAEL K. BRENNAN
(3) Member of Nominating Committee      Vice President-                                MICHAEL E. THOMPSON
(4) Member of Executive Committee       General Merchandising Manager                  Vice President-Distribution &
                                                                                       Distribution Systems

Stockholder Information                 Trustee For Liquid Yield                       Form 10-K
                                        Option Notes Due 2007                          A Form 10-K is available without
Corporate Offices                       Bank of New York                               charge upon written request to:
2200 Old Germantown Road                48 Wall Street                                 Investor Relations
Delray Beach, Florida 33445             New York, New York 10286                       Office Depot, Inc.
(407) 278-4800                                                                         2200 Old Germantown Road
                                                                                       Delray Beach, Florida 33445
Annual Meeting                          Trustee for Liquid Yield
May 18, 1994                            Option Notes Due 2008
Marriott Crocker Center                 Bankers Trust Company                          The following table sets forth,
5140 Town Center Circle                 Four Albany Street                             for the periods indicated, the
Boca Raton, Florida 33486               New York, New York 10006                       high and low sales prices of the
                                                                                       common stock quoted on the
                                                                                       NYSE Composite Tape.  These prices
                                                                                       do not include retail mark-ups, mark-downs
Legal Counsel                           Common Stock                                   or commissions, and have been adjusted
Kirkland & Ellis                        Office Depot's Common Stock is quoted          to reflect a 2-for-1 stock split in
Chicago, Illinois                       on the New York Stock Exchange under the       May 1992, and a 3-for-2 stock split in
                                        symbol ODP.  As of March 14, 1994, there       May 1993.
Certified Public Accountants            were 3,355 stockholders of record.  This
Deloitte & Touche                       number excludes individual stockholders        Quarterly Stock Price Range
Ft. Lauderdale, Florida                 holding stock under nominee security           1992                High        Low
                                        position listings.                             First Quarter       $19         $15   1/4
Transfer Agent and Registrar                                                           Second Quarter       17  3/64    12   1/2
Mellon Financial Servicer               Dividend Policy                                Third Quarter        20 43/64    15  59/64
Four Station Square                     The Company has never declared or paid         Fourth Quarter       23  1/4     16  27/64
Third Floor                             cash dividends on its Common Stock and
Pittsburgh,  Pennsylvania               does not intend to pay cash dividends in       1993                High         Low
15219-1173                              the foreseeable future.                        First Quarter       $25 11/64    $17 53/64
                                                                                       Second Quarter       27  3/4      20 43/64
                                                                                       Third Quarter        33  7/8      25  3/8
                                                                                       Fourth Quarter       35  7/8      31  5/8


                                    Office
                                    Depot
                 CORPORATE OFFICES  2200 OLD GERMANTOWN ROAD
                  DELRAY BEACH, FLORIDA 33445 (407) 278-4800
                 ___________________________________________
 Office Depot and Office Town are registered trademarks of Office Depot, Inc.