Form 10-K, Exhibit 13
OFFICE DEPOT INC
filed 1995-03-30
CIK 800240

                                                                      EXHIBIT 13

Office Depot Inc. And Subsidiaries
FINANCIAL HIGHLIGHTS
(In thousands, except per share amounts and statistical data)

--------------------------------------------------------------------------------

                                                 53 Weeks       52 Weeks        52 Weeks        52 Weeks       52 Weeks
                                                  Ended           Ended          Ended           Ended           Ended
                                                 December       December        December        December       December
                                                 31, 1994       25, 1993        26, 1992        28, 1991       29, 1990
                                                 ---------      ---------       ---------      ---------       ---------
STATEMENTS OF EARNINGS DATA:
Sales . . . . . . . . . . . . . . . . . . .     $4,266,199    $ 2,836,787     $ 1,962,953    $ 1,497,882      $1,087,455
Cost of goods sold and occupancy costs  . .      3,283,498      2,185,145       1,512,304      1,152,766         836,714
                                                 ---------      ---------       ---------      ---------       ---------
Gross profit  . . . . . . . . . . . . . . .        982,701        651,642         450,649        345,116         250,741
Store and warehouse
  operating and selling expenses  . . . . .        642,572        423,272         301,743        240,572         174,369
Pre-opening expenses  . . . . . . . . . . .         11,990          9,073           7,453          7,774           8,838
General and administrative expenses . . . .        129,825         95,034          69,549         52,076          41,286
Amortization of goodwill  . . . . . . . . .          5,288          1,617              49            --               --
                                                 ---------      ---------       ---------      ---------       ---------
  Operating profit  . . . . . . . . . . . .        193,026        122,646          71,855         44,694          26,248
Interest income . . . . . . . . . . . . . .          4,000          4,626           1,393            280             871
Interest expense  . . . . . . . . . . . . .        (18,096)       (11,322)         (2,658)        (3,992)         (2,698)
Merger costs  . . . . . . . . . . . . . . .             --             --              --         (8,950)             --
                                                 ---------      ---------       ---------      ---------       ---------
Earnings before income taxes
  and extraordinary credit (1)  . . . . . .        178,930        115,950          70,590         32,032          24,421
Income taxes  . . . . . . . . . . . . . . .         73,973         45,118          25,345         13,246           8,035
                                                 ---------      ---------       ---------      ---------       ---------
Earnings before extraordinary credit (1)  .        104,957         70,832          45,245         18,786          16,386
Extraordinary credit (2)  . . . . . . . . .             --             --           1,396            614           1,063
                                                 ---------      ---------       ---------      ---------       ---------
Net earnings (1)  . . . . . . . . . . . . .     $  104,957     $   70,832      $   46,641     $   19,400      $   17,449
                                                 =========      =========       =========     ==========       =========

PER COMMON SHARE:
  Earnings before extraordinary credit (1)      $      .69     $      .48      $      .32     $      .15      $      .14
  Extraordinary credit (2)  . . . . . . . .             --             --             .01             --             .01
                                                 ---------      ---------       ---------      ---------       ---------
  Net earnings (1)  . . . . . . . . . . . .     $      .69     $      .48      $      .33     $      .15      $      .15
                                                 =========      =========       =========      =========       =========

  Dividends . . . . . . . . . . . . . . . .             --             --              --             --              --

STATISTICAL DATA:
Facilities open at end of period:
  Stores  . . . . . . . . . . . . . . . . .            420            351             284            228             173
  Contract stationer/delivery warehouses  .             24             23              13             10              10

                                                  December       December        December      December         December
                                                 31, 1994       25, 1993        26, 1992       28, 1991         29, 1990
                                                 ---------      ---------       ---------      ---------       ---------
BALANCE SHEET DATA:
Working capital . . . . . . . . . . . . . .     $  487,333     $  471,114      $  386,426     $  203,326      $   95,817
Total assets  . . . . . . . . . . . . . . .      1,903,983      1,531,092         908,585        607,938         401,135
Long-term debt (3)  . . . . . . . . . . . .        393,800        367,602         158,313          9,259          24,889
Common stockholders' equity . . . . . . . .        715,271        590,284         413,907        331,699         167,301


(1) Includes effect of $8,950,000 of merger costs in 1991.
(2) The extraordinary credit represents the benefit derived from the utilization of a net operating loss carryforward. See Note E to Consolidated Financial Statements.
(3) Excludes current maturities.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------


General

    Office Depot began operations by opening its first retail store in Florida in October 1986. The Company implemented an expansion program to establish itself as a leader in targeted market areas with high concentrations of small- and medium-size businesses. This program included opening new stores and acquiring stores in strategic markets. At the end of 1994, the Company operated 420 stores in 34 states, the District of Columbia and Canada. Store opening activity for the last five years is summarized as follows:

                            Open                                          Open
                          Beginning         Opened/                       End
                          of Period        Acquired        Closed      of Period
                          ---------       ---------      ---------     ---------
         1990                99              75              1             173
         1991               173              57              2             228
         1992               228              58(1)           2             284
         1993               284              68              1             351
         1994               351              71              2             420

     (1) Includes the acquisition of five stores in Canada.

    In 1993, the Company expanded into the full service contract stationer portion of the office supply industry by acquiring two contract stationers with ten warehouses through the acquisitions of Wilson Stationery and Printing Company ("Wilson") in May and Eastman Office Products Corporation ("Eastman") in September, both of which were accounted for as purchases. During 1994, the Company acquired the outstanding stock of six contract stationers with eight warehouses; L. E. Muran Co., Inc. and Yorkship Press, Inc. in February, Midwest Carbon Company and Silver's, Inc. in May, and J. A. Kindel Company and Allstate Office Products, Inc. in August. Each of these 1994 acquisitions was accounted for on a "pooling of interests" basis and, accordingly, the accompanying financial data, statistical data, financial statements and discussions of financial and other information included for periods prior to the acquisitions have been restated to reflect the financial position, results of operations and other information relating to these companies for all periods presented. The Company operated 24 delivery and contract stationer warehouses throughout the United States at the end of 1994.

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

    The Company operates on a 52 or 53 week fiscal year ending on the last Saturday in December. The fiscal years for the financial statements presented were comprised of the 53 weeks ended December 31, 1994 and the 52 weeks ended December 25, 1993 and December 26, 1992.


RESULTS OF OPERATIONS FOR THE YEARS 1994, 1993 AND 1992

    Sales. Sales increased to $4,266,199,000 in 1994 from $2,836,787,000 in 1993 and $1,962,953,000 in 1992. Sales in 1994 increased 50% from 1993 sales, of which 3% was applicable to the additional week in 1994. The increases in sales were due primarily to the 69 additional stores in 1994 and the acquisitions of Eastman and Wilson in 1993 and the 67 additional stores in 1993. Sales in business machines and related supplies have risen as a percentage of total sales over 1992 and 1993 sales in this category. The increases also were attributable to same store sales growth. Comparable store sales in 1994 for the 349 stores open for more than one year at December 31, 1994 increased 27% from 1993. Comparable store sales in 1993 for the 283 stores open for more than one year at December 25, 1993 increased 26% from 1992. Comparable store sales in the future may be affected by competition from other stores, the opening of additional stores in existing markets and economic conditions.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

--------------------------------------------------------------------------------


     Gross Profit. Gross profit as a percentage of sales of 23.0% was consistent during 1994, 1993 and 1992. Purchasing efficiencies gained through vendor volume discount programs, improved inventory loss experience and leveraging occupancy costs through higher average sales per store were offset by somewhat lower gross margins resulting from an increase in sales of lower margin business machines and computers. The Company's management believes that gross profit as a percentage of sales may fluctuate as a result of the expansion of its contract stationer base, the result of competitive pricing in more market areas, continued change in sales product mix and increased occupancy costs in certain new markets and in existing markets where the Company desires to add stores and warehouses in particular locations to complete its market plan, and purchasing efficiencies realized as total merchandise purchases increase.

     Store and Warehouse Operating and Selling Expenses. Store and warehouse operating and selling expenses as a percentage of sales were 15.1% in 1994, 14.9% in 1993 and 15.4% in 1992. Store and warehouse operating and selling expenses, consisting primarily of payroll and advertising expenses, have increased in the aggregate due to the Company's expansion program. While the majority of these expenses vary proportionately with sales, there is a fixed cost component to these expenses that, as sales increase within each store and within a cluster of stores in a given market area, should decrease as a percentage of sales. This benefit may not be fully realized, however, during periods when a large number of new stores and delivery centers are being opened, as new facilities typically generate lower sales than the average mature location, resulting in higher operating and selling expenses as a percentage of sales for new facilities. This percentage is also affected when the Company enters large metropolitan market areas where the advertising costs for the full market must be absorbed by the small number of stores initially opened. As additional stores in these large markets are opened, advertising costs, which are substantially a fixed expense for a market area, will be reduced as a percentage of sales. The Company has also continued a strategy of opening stores in existing markets. While increasing the number of stores increases operating results in absolute dollars, this also has the effect of increasing expenses as a percentage of sales since the sales of certain existing stores in the market may initially be adversely affected.

     Pre-opening Expenses. As a result of continued store openings, pre-opening expenses incurred were $11,990,000 in 1994, $9,073,000 in 1993 and $7,453,000 in 1992. Pre-opening expenses currently are approximately $125,000 per store and are predominantly incurred during a six-week period prior to the store opening. Warehouse pre-opening expenses approximate $100,000, however, these expenses may increase as the Company opens larger warehouses to service the delivery customers. These expenses consist principally of amounts paid for salaries and supplies. Since the Company's policy is to expense these items during the period in which they occur, the amount of pre-opening expenses in each quarter is generally proportional to the number of new stores and delivery centers opening.

     General and Administrative Expenses. General and administrative expenses as a percentage of sales were 3.0% in 1994, 3.4% in 1993 and 3.5% in 1992. General and administrative expenses include, among other costs, site selection expenses and store management training expenses, and therefore vary with the number of new store openings. General and administrative expenses have decreased as a percentage of sales, primarily as a result of the Company's ability to increase sales without a proportionate increase in corporate expenditures. The decrease is partially offset by the Company's increased commitment during 1993 and 1994 to improving the efficiency of its systems and significantly increasing its information systems' programming staff. While this increases general and administrative expenses in current periods, the Company believes the systems investment will provide benefits in the future. Additionally, general and administrative expenses have historically been higher in the contract stationers' business than in the retail stores. The 1992 general and administrative expenses included expenses incurred in connection with the newly acquired Canadian operation, expenses related to Hurricane Andrew disaster relief efforts and the beginning of the significant investment in the ongoing program to upgrade the Company's information systems.

     Other Income and Expenses. During 1994, 1993 and 1992, interest expense was $18,096,000, $11,322,000 and $2,658,000, respectively. The increase in interest expense is primarily due to the subordinated debt issued in 1992 and 1993. In December 1992 and November 1993, the Company completed public offerings of zero coupon, convertible, subordinated debt raising net proceeds of approximately $146,000,000 and $185,000,000, respectively. As the Company has utilized the funds raised in its public offerings to fund its expansion, interest income has fluctuated. Interest income during 1994, 1993, and 1992 was $4,000,000, $4,626,000 and $1,393,000, respectively.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

--------------------------------------------------------------------------------


     Net Earnings. The Company recorded amortization of goodwill of $5,288,000, $1,617,000 and $49,000 in 1994, 1993 and 1992, respectively. The increase in 1993 was attributable to goodwill arising from the acquisitions of Wilson and Eastman, respectively. Goodwill was higher in 1994, reflecting a full year of amortization arising from the Wilson and Eastman acquisitions.

     Earnings before income taxes and extraordinary credit were $178,930,000 in 1994, $115,950,000 in 1993 and $70,590,000 in 1992.

     The effective income tax rate for 1994 and 1993 was negatively impacted by nondeductible goodwill amortization. Additionally, the effective income tax rate for 1993 was negatively impacted by the increase in the Federal statutory rate. The effective income tax rate for all years was also impacted by the combining of certain acquired companies which had no provision for income taxes because they were organized as S corporations (as defined under income tax laws).

     Net earnings were $104,957,000 in 1994, $70,832,000 in 1993 and
$46,641,000 in 1992. Net earnings for 1992 includes $1,396,000 of extraordinary credits from the utilization of net operating loss carryforwards. The increases in net earnings were attributable to the significant increases in sales without commensurate increases in expenses.


LIQUIDITY AND CAPITAL RESOURCES

     Since the Company's inception in March 1986, the Company has relied upon equity capital and convertible debt as the primary source of its funds. The Company completed public offerings of zero coupon, convertible, subordinated debt in 1992 and 1993 raising net proceeds of approximately $146,000,000 and $185,000,000, respectively. In the first half of 1994, the Company registered approximately 10.5 million shares of common stock to be used for acquisitions of which approximately 5.7 million shares were issued in 1994.

     Since the Company's store sales are substantially on a cash and carry basis, cash flow generated from operating stores provides a source of liquidity to the Company. Working capital requirements are reduced by vendor credit terms that allow the Company to finance a portion of its inventory. The Company utilizes private label credit card programs administered and financed by financial services companies, which allow the Company to expand store sales without the burden of additional receivables. All credit card receivables sold to the financial service company under one program were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $253,000,000, $185,000,000 and $138,000,000 in 1994, 1993 and
1992, respectively. The outstanding balance of such receivables at December 31, 1994 was approximately $50,000,000. The Company has also utilized capital equipment financings to fund capital requirements.

     Sales made from the contract stationer warehouses are made under regular commercial credit terms whereby the Company carries its own receivables. As the Company expands into servicing additional large companies in the contract stationer portion of its business, it is expected that a greater portion of the Company's receivables will be carried.

     The Company added (net of closures) 69 stores in 1994, 67 stores in 1993, and 56 stores in 1992. Net cash provided (used) in operating activities was $46,107,000, $86,226,000 and $(10,291,000) for 1994, 1993 and 1992,
respectively. As stores mature and become more profitable, and as the number of new stores opened in a year becomes a smaller percentage of the existing store base, cash generated from operations will provide a greater portion of funds required for new store inventories and other working capital requirements. Cash generated from operations will continue to be affected by an increase in receivables carried without outside financing and increases in inventory at the stores as the Company continues to expand its efforts in computers and business machines. The Company's increase in inventory balances in 1994 over 1993 was primarily a result of new store and warehouse openings, as well as expanded efforts in computers and business machines. Capital expenditures are also affected by the number of stores and warehouses opened or acquired each year and the increase in computer and other equipment at the corporate office required to support such expansion. Cash utilized for capital expenditures (including $22,000,000 for the corporate headquarters in 1994) was $171,810,000 in 1994, $104,568,000 in 1993 and $62,899,000 in 1992.

Office Depot Inc. And Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

--------------------------------------------------------------------------------



     The Company plans to open approximately 70 to 80 stores and 5 to 6 delivery warehouses during 1995. Management estimates that the Company's cash requirements, exclusive of pre-opening expenses, will be approximately $1,700,000 for each additional store, which includes an average of approximately $900,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment in the stores, as well as approximately $800,000 for the portion of the store inventory that is not financed by vendors. The cash requirements, exclusive of pre-opening expenses, for a delivery warehouse will be approximately $5,300,000, which includes an average of $3,100,000 for leasehold improvements, fixtures and other equipment and $2,200,000 for the portion of inventory not financed by vendors. In addition, management estimates that each new store and warehouse requires pre-opening expenses of approximately $125,000 and $100,000, respectively.

     The Company's management continually reviews its financing options and, although it is currently anticipated that the 1995 expansion will be financed through cash on hand, funds generated from operations, equipment leased under the Company's lease facility and funds borrowed under the Company's revolving credit facility, alternative financing will be considered if market conditions make it financially attractive. The Company's financing requirements beyond 1995 will be affected by the number of new stores or warehouses opened or acquired and additional receivables carried by the Company.

     During 1994, the Company's cash balance decreased by $110,065,000 and long- and short-term debt increased by $4,882,000. The cash balance at the end of 1993 was primarily attributable to the cash provided in the public debt offering at the end of 1993 which, together with cash from operations, was used during 1994 to primarily pay for fixed assets and inventories for the new stores.

     The Company has a credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line of $200,000,000. The credit agreement provides that funds borrowed will bear interest, at the Company's option, at either 3/4% over the LIBOR rate or at a base rate linked to the prime rate. The Company must also pay a fee of 1/4% per annum on the available and unused portion of the credit facility. The credit facility currently expires in September 1996. As of December 31, 1994, the Company had borrowed $15,000,000 under the credit facility. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $15,000,000 of equipment from the Company and lease such equipment back to the Company. As of December 31, 1994, the Company has utilized approximately $4,127,000 of this lease facility.

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

Office Depot Inc. And Subsidiaries
INDEPENDENT AUDITORS' REPORT


--------------------------------------------------------------------------------


To the Board of Directors of Office Depot, Inc.

       We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 31, 1994 and December 25, 1993, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Office Depot, Inc. and Subsidiaries as of December 31, 1994 and December 25, 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Certified Public Accountants
Fort Lauderdale, Florida
February 14, 1995

Office Depot Inc. And Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

--------------------------------------------------------------------------------

                                                                 53 Weeks               52 Weeks               52 Weeks
                                                                  Ended                  Ended                  Ended
                                                               December 31,           December 25,           December 26,
                                                                   1994                   1993                   1992
                                                               -----------             ----------             ----------
Sales . . . . . . . . . . . . . . . . . . . . . . . .            $4,266,199             $2,836,787            $1,962,953
Cost of goods sold and occupancy costs  . . . . . . .             3,283,498              2,185,145             1,512,304
                                                                  ---------              ---------             ---------
Gross profit  . . . . . . . . . . . . . . . . . . . .               982,701                651,642               450,649

Store and warehouse
  operating and selling expenses  . . . . . . . . . .               642,572                423,272               301,743
Pre-opening expenses  . . . . . . . . . . . . . . . .                11,990                  9,073                 7,453
General and administrative expenses . . . . . . . . .               129,825                 95,034                69,549
Amortization of goodwill  . . . . . . . . . . . . . .                 5,288                  1,617                    49
                                                                  ---------              ---------             ---------
                                                                    789,675                528,996               378,794
                                                                  ---------              ---------             ---------
Operating profit  . . . . . . . . . . . . . . . . . .               193,026                122,646                71,855
Other income (expense)
  Interest income . . . . . . . . . . . . . . . . . .                 4,000                  4,626                 1,393
  Interest expense  . . . . . . . . . . . . . . . . .               (18,096)               (11,322)               (2,658)
                                                                  ---------              ---------             ---------
Earnings before income taxes and
  extraordinary credit  . . . . . . . . . . . . . . .               178,930                115,950                70,590
Income taxes  . . . . . . . . . . . . . . . . . . . .                73,973                 45,118                25,345
                                                                  ---------              ---------             ---------
Earnings before extraordinary credit  . . . . . . . .               104,957                 70,832                45,245
Extraordinary credit  . . . . . . . . . . . . . . . .                   --                      --                 1,396
                                                                  ---------              ---------             ---------
Net earnings  . . . . . . . . . . . . . . . . . . . .            $  104,957             $   70,832            $   46,641
                                                                  =========              =========             =========

Earnings per common and
  common equivalent share
  Earnings before extraordinary credit  . . . . . . .            $      .69             $      .48            $      .32
  Extraordinary credit  . . . . . . . . . . . . . . .                    --                     --                   .01
                                                                  ---------              ---------             ---------
  Net earnings  . . . . . . . . . . . . . . . . . . .            $      .69             $      .48            $      .33
                                                                  =========              =========             =========

       The accompanying notes are an integral part of these statements.

Office Depot Inc. And Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

--------------------------------------------------------------------------------

                                                                                    December 31,            December 25,
                                                                                       1994                     1993
                                                                                    ------------             -----------
ASSETS
Current Assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . .      $   32,406              $  142,471
  Receivables, net of allowances of  $3,426 in 1994 and $3,251 in 1993  . . . .         266,629                 201,989
  Merchandise inventories . . . . . . . . . . . . . . . . . . . . . . . . . . .         936,048                 663,147
  Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . .          32,093                  26,166
  Prepaid expenses and refundable income taxes  . . . . . . . . . . . . . . . .           7,046                   5,069
                                                                                      ---------               ---------
        Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . .       1,274,222               1,038,842
Property and Equipment, at Cost . . . . . . . . . . . . . . . . . . . . . . . .         524,350                 354,943
  Less accumulated depreciation and amortization  . . . . . . . . . . . . . . .         127,121                  86,777
                                                                                      ---------               ---------
                                                                                        397,229                 268,166
Goodwill, net of amortization . . . . . . . . . . . . . . . . . . . . . . . . .         200,449                 200,714
Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          32,083                  23,370
                                                                                      ---------               ---------
                                                                                     $1,903,983              $1,531,092
                                                                                      =========               =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  609,914              $  412,491
  Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         154,894                 132,691
  Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          18,051                  13,242
  Current maturities of long-term debt  . . . . . . . . . . . . . . . . . . . .           4,030                   9,304
                                                                                      ---------               ---------
        Total current liabilities . . . . . . . . . . . . . . . . . . . . . . .         786,889                 567,728
Long-Term Debt, less current maturities . . . . . . . . . . . . . . . . . . . .          27,460                  17,304
Deferred Taxes and Other Credits  . . . . . . . . . . . . . . . . . . . . . . .           8,023                   5,478
Zero Coupon, Convertible, Subordinated Notes  . . . . . . . . . . . . . . . . .         366,340                 350,298
Commitments and Contingencies . . . . . . . . . . . . . . . . . . . . . . . . .              --                      --
Common Stockholders' Equity
  Common stock - authorized 200,000,000 shares of $.01
        par  value;  issued 151,536,781 in 1994 and 149,114,196 in 1993 . . . .           1,515                   1,491
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . .         453,117                 428,891
  Foreign currency translation adjustment . . . . . . . . . . . . . . . . . . .          (3,295)                    383
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         265,684                 161,269
  Less: 2,163,447 shares of treasury stock, at cost . . . . . . . . . . . . . .          (1,750)                 (1,750)
                                                                                      ---------               ---------
                                                                                        715,271                 590,284
                                                                                      ---------               ---------
                                                                                     $1,903,983              $1,531,092
                                                                                      =========               =========


       The accompanying notes are an integral part of these statements.

Office Depot Inc. And Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Period from December 29, 1991 to December 31, 1994 (in thousands, except for number of shares)

--------------------------------------------------------------------------------

                                                                                        FOREIGN
                                                 COMMON       COMMON    ADDITIONAL     CURRENCY
                                                 STOCK         STOCK      PAID-IN     TRANSLATION    RETAINED    TREASURY
                                                 SHARES       AMOUNT      CAPITAL     ADJUSTMENT     EARNINGS     STOCK
                                               ----------     -------    --------     ----------     --------    -------
Balance at December 29, 1991. . . . . . .      136,391,127     $1,364     $282,760    $     --      $ 49,325    $ (1,750)
Exercise of stock options
  (including tax benefits)  . . . . . . . .      5,581,980         57       36,513          --             --         --
Sale of stock under employee purchase plan          59,898         --          705          --             --         --
401k plan matching contributions  . . . . .         55,177         --          443          --             --         --
S corporation distribution to stockholders              --         --           --          --         (2,249)        --
Foreign currency translation adjustment . .             --         --           --          98             --         --
Net earnings for the period . . . . . . . .             --         --           --          --         46,641         --
                                                ----------     ------     --------     -------       --------    -------

Balance at December 26, 1992  . . . . . . .    142,088,182      1,421      320,421          98         93,717     (1,750)
Issuance of common stock for acquisitions .      5,035,401         50       94,647          --             --         --
Exercise of stock options
  (including tax benefits)  . . . . . . . .      1,841,505         18       11,272          --             --         --
Sale of stock under employee purchase plan          89,489          1        1,604          --             --         --
401k plan matching contributions  . . . . .         59,619          1          947          --             --         --
S corporation distribution to stockholders              --         --           --          --         (3,280)        --
Foreign currency translation adjustment . .             --         --           --         285             --         --
Net earnings for the period . . . . . . . .             --         --           --          --         70,832         --
                                                ----------     ------     --------     -------       --------    -------

Balance at December 25, 1993  . . . . . . .    149,114,196      1,491      428,891         383        161,269     (1,750)
Exercise of stock options
  (including tax benefits)  . . . . . . . .      2,137,696         21       17,526          --             --         --
Sale of stock under employee purchase plan         199,974          2        4,651          --             --         --
401k plan matching contributions  . . . . .         84,915          1        2,049          --             --         --
S corporation distribution to stockholders              --         --           --          --           (542)        --
Foreign currency translation adjustment . .             --         --           --      (3,678)            --         --
Net earnings for period . . . . . . . . . .             --         --           --          --        104,957         --
                                               -----------     ------     --------     -------       --------    -------

BALANCE AT DECEMBER 31, 1994  . . . . . . .    151,536,781     $1,515     $453,117    $ (3,295)      $265,684   $ (1,750)
                                               ===========     ======     ========     =======       ========    =======

       The accompanying notes are an integral part of these statements.

Office Depot Inc. And Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase in Cash and Cash Equivalents (in thousands)

--------------------------------------------------------------------------------

                                                                 53 Weeks               52 Weeks              52 Weeks
                                                                   Ended                 Ended                 Ended
                                                               December 31,           December 25,          December 26,
                                                                   1994                   1993                  1992
                                                               -------------          ------------          ------------
Cash flows from operating activities
  Cash received from customers  . . . . . . . . . . . . .        $4,208,675             $2,805,053            $1,909,402
  Cash paid for inventory . . . . . . . . . . . . . . . .        (3,239,438)            (2,130,771)           (1,500,727)
  Cash paid for store and warehouse operating,
    selling and general and administrative expenses . . .          (860,354)              (559,440)             (408,528)
  Interest received . . . . . . . . . . . . . . . . . . .             4,296                  4,654                 1,373
  Interest paid . . . . . . . . . . . . . . . . . . . . .            (2,078)                (2,595)               (2,637)
  Taxes paid  . . . . . . . . . . . . . . . . . . . . . .           (64,994)               (30,675)               (9,174)
                                                                  ---------              ---------             ---------
    Net cash provided (used) in operating activities  . .            46,107                 86,226               (10,291)
                                                                  ---------              ---------             ---------
Cash flows from investing activities
  Capital expenditures - net  . . . . . . . . . . . . . .          (171,810)              (104,568)              (62,899)
  Purchase of Eastman common stock  . . . . . . . . . . .                --                (20,001)                   --
  Acquisition cash overdraft assumed, net . . . . . . . .                --                 (4,106)                   --
                                                                  ---------              ---------             ---------
    Net cash used in investing activities . . . . . . . .          (171,810)              (128,675)              (62,899)
                                                                  ---------              ---------             ---------
Cash flows from financing activities
  Proceeds from exercise of stock options   . . . . . . .            14,976                 10,308                15,836
  Foreign currency translation adjustment . . . . . . . .            (3,678)                   285                    98
  Proceeds from long- and short-term borrowings . . . . .            30,466                192,559               152,170
  Payments on long- and short-term debt . . . . . . . . .           (25,584)              (149,922)               (3,192)
  S corporation distribution to stockholders  . . . . . .              (542)                (3,280)               (2,249)
                                                                  ---------              ---------             ---------
    Net cash provided by financing activities . . . . . .            15,638                 49,950               162,663
                                                                  ---------              ---------             ---------
    Net increase (decrease) in cash and cash equivalents           (110,065)                 7,501                89,473
Cash and cash equivalents at beginning of period  . . . .           142,471                134,970                45,497
                                                                  ---------              ---------             ---------
Cash and cash equivalents at end of period  . . . . . . .        $   32,406             $  142,471            $  134,970
                                                                  =========              =========             =========
Reconciliation of net earnings to net cash
  provided (used) in operating activities
    Net earnings  . . . . . . . . . . . . . . . . . . . .        $  104,957             $   70,832            $   46,641
Adjustments to reconcile net earnings to net cash
  provided (used) in operating activities
  Depreciation and amortization . . . . . . . . . . . . .            49,585                 31,762                20,722
  Accreted interest on subordinated notes . . . . . . . .            16,042                  8,754                    --
Changes in assets and liabilities (net of effect of the
  Eastman and Wilson acquisitions)
  Increase in receivables . . . . . . . . . . . . . . . .           (64,640)               (50,200)              (33,129)
  Increase in merchandise inventories . . . . . . . . . .          (272,901)              (151,991)             (122,429)
  Increase in prepaid expenses, deferred income
    taxes and other assets  . . . . . . . . . . . . . . .           (18,337)               (15,646)              (16,920)
  Increase in accounts payable, accrued
    expenses and deferred credits . . . . . . . . . . . .           231,401                192,715                94,824
                                                                  ---------              ---------             ---------

    Total adjustments . . . . . . . . . . . . . . . . . .           (58,850)                15,394               (56,932)
                                                                  ---------              ---------             ---------
Net cash provided (used) in operating activities  . . . .        $   46,107             $   86,226            $  (10,291)
                                                                  =========              =========             =========

       The accompanying notes are an integral part of these statements.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------------------


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Office Depot, Inc. and subsidiaries (the "Company") operates a chain of high-volume office supply stores and contract stationer/delivery warehouses throughout the United States and Canada. The Company was incorporated in March 1986 and opened its first store in October 1986.

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     All common stock share and per share amounts for all periods presented have been adjusted for two three-for-two stock splits, one in June 1994 and one in June 1993, and a two-for-one stock split in May 1992 effected in the form of stock dividends.

     Certain reclassifications were made to prior year statements to conform to current year presentations.

Acquisitions of Contract Stationers

     During 1994, the Company acquired six contract stationer companies. These acquisitions were accounted for on a "pooling of interests" basis for accounting and financial reporting purposes, therefore, the financial statements for the periods prior to the acquisitions have been restated to include the financial position, results of operations and cash flows of these companies as if they had been acquired as of the beginning of the earliest period presented. (See Note J)

Cash and Cash Equivalents

     The Company considers any highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Receivables

     Receivables are comprised of trade receivables not financed through outside programs as well as amounts due from vendors under rebate and cooperative advertising programs. An allowance for doubtful accounts is provided for accounts considered to be uncollectible. The credit risk related to these trade receivables is limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

 Merchandise Inventories

     Inventories are stated at the lower of weighted average cost or market value.

Income Taxes

     The Company provides for Federal and state income taxes currently payable as well as deferred taxes resulting from temporary differences between reporting assets and liabilities for tax purposes and for financial statement purposes using the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this standard, deferred tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. Prior to 1993, the Company had provided for income taxes using the provisions of APB No. 11.

Property and Equipment

     Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight line basis. Estimated useful lives are 30 years for buildings, 3 to 10 years for furniture, fixtures and equipment, and 4 years for automotive equipment. Leasehold improvements are amortized over the terms of the respective leases or the service lives of the improvements. The Company capitalized interest costs of approximately $1 million in 1994 as part of the cost of major construction projects. Since there were no major construction projects in 1993 or 1992, no interest costs were capitalized in those years.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


Goodwill

     Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $6,946,000 and $1,666,000 as of December 31, 1994 and December 25, 1993, respectively. Management periodically evaluates the recoverability of goodwill, which would be adjusted for a permanent decline in value, if any, as measured by the recoverability from projected future cash flows from the acquired businesses.

Pre-opening Expenses

     Pre-opening expenses related to new store openings are expensed as incurred.

Earnings Per Common and Common Equivalent Shares

     Net earnings per common and common equivalent share is based upon the weighted average number of shares and equivalents outstanding during each period. The weighted average number of common and common equivalent shares outstanding for the years ended December 31, 1994, December 25, 1993 and December 26, 1992 were 152,570,000, 147,640,000 and 143,263,000, respectively.
Stock options and warrants are considered common stock equivalents. The zero coupon, convertible, subordinated notes are not common stock equivalents.

Fiscal Year

     The Company is on a 52 or 53 week fiscal year ending on the last Saturday in December. The fiscal years presented in the financial statements include 53 weeks in 1994 and 52 weeks in 1993 and 1992.

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

     The following methods and assumptions were used to estimate fair value:

     - the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value due to their short term nature;

     - discounted cash flows using current interest rates for financial instruments with similar characteristics and maturity were used to determine the fair value of short-term and long-term debt; and,

     - market prices were used to determine the fair value of the zero coupon, convertible, subordinated notes.

     There were no significant differences as of December 31, 1994 and December 25, 1993 in the carrying value and fair market value of financial instruments except for the zero coupon, convertible, subordinated notes which had a carrying value of $366,340,000 and $350,298,000 and a fair value of $407,675,000 and $419,750,000 at the end of 1994 and 1993, respectively.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consists of:

                                                                                    December 31,            December 25,
                                                                                        1994                    1993
                                                                                    ------------             -----------
                                                                                                (in thousands)
Land and buildings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 69,677                $ 38,217
Furniture, fixtures and equipment . . . . . . . . . . . . . . . . . . . . . . .         200,491                 139,842
Automotive equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          22,998                  15,837
Leasehold improvements  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         215,503                 144,769
Equipment under capital leases  . . . . . . . . . . . . . . . . . . . . . . . .          15,681                  16,278
                                                                                       --------                --------
                                                                                        524,350                 354,943
Less accumulated depreciation and amortization  . . . . . . . . . . . . . . . .         127,121                  86,777
                                                                                       --------                --------
                                                                                       $397,229                $268,166
                                                                                       ========                ========

Equipment under capital leases included above consists of:

                                                                                     December 31,            December 25,
                                                                                         1994                    1993
                                                                                     -----------              ----------
                                                                                                   (in thousands)
Equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 15,681                 $ 16,278
Accumulated depreciation  . . . . . . . . . . . . . . . . . . . . . . . . . . .         12,258                   11,105
                                                                                       --------                --------
                                                                                       $  3,423                $  5,173
                                                                                       ========                ========

NOTE C - LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                    December 31,            December 25,
                                                                                        1994                    1993
                                                                                    ------------             -----------
                                                                                                (in thousands)
Capital lease obligations collateralized by certain equipment and fixtures  . .        $  3,417                $  5,496
13% senior subordinated notes, unsecured and due 2002 . . . . . . . . . . . . .          10,126                  10,368
Notes payable, interest rates ranging from 7% to 12%, payable on demand                      --                   2,274
Bank borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          15,000                   3,099
Installment notes, interest rates ranging from 5.9% to 18.7%, payable in monthly installments through April 1998,
  collateralized by certain telephone equipment and vehicles  . . . . . . . . .           2,947                   5,371
                                                                                       --------                --------
                                                                                         31,490                  26,608
Less current portion  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           4,030                   9,304
                                                                                       --------                --------
                                                                                       $ 27,460                $ 17,304
                                                                                       ========                ========

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


--------------------------------------------------------------------------------


NOTE C - LONG-TERM DEBT (Continued)

Maturities of long-term debt are as follows:

                                                                December 31,
                                                                    1994
                                                                ------------
                                                               (in thousands)
1995  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 4,030
1996  . . . . . . . . . . . . . . . . . . . . . . . . . . .         15,654
1997  . . . . . . . . . . . . . . . . . . . . . . . . . . .            570
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . .            494
1999 and after  . . . . . . . . . . . . . . . . . . . . . .         10,742
                                                                   -------
                                                                   $31,490
                                                                   =======

Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1994 are as follows:

                                                                December 31,
                                                                    1994
                                                                ------------
                                                               (in thousands)
1995  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 1,271
1996  . . . . . . . . . . . . . . . . . . . . . . . . . . .            543
1997  . . . . . . . . . . . . . . . . . . . . . . . . . . .            437
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . .            339
1999 and after  . . . . . . . . . . . . . . . . . . . . . .          1,584
                                                                   -------
Minimum lease payments. . . . . . . . . . . . . . . . . . .          4,174
Less: amount representing interest at 9.5% to 15.0%.  . . .            757
                                                                   -------
Present value of net minimum lease payments . . . . . . . .          3,417
Less: current portion . . . . . . . . . . . . . . . . . . .          1,068
                                                                   -------
Non-current portion . . . . . . . . . . . . . . . . . . . .        $ 2,349
                                                                   =======


      The Company has a credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line of $200,000,000. The agreement provides that funds borrowed will bear interest, at the Company's option, at either 3/4% over the LIBOR rate or at a base rate linked to the prime rate. The effective rate was 7.75% as of December 31, 1994. The Company must also pay a fee of 1/4% per annum on the available and unused portion of the credit facility. The credit facility currently expires in September 1996. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $15,000,000 of equipment from the Company and lease such equipment back to the Company. As of December 31, 1994, the Company had $15,000,000 of outstanding borrowings under the revolving credit facility and had utilized approximately $4,127,000 of the lease facility. The credit agreement contains covenants relating to various financial statement ratios and provides for a limitation on the payment of cash dividends on common stock, not to exceed 25% of net earnings, without the bank's consent.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


NOTE D - ZERO COUPON, CONVERTIBLE, SUBORDINATED NOTES

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

     On November 1, 1993, the Company issued $345,000,000 principal amount of LYONs with a price to the public of $190,464,000. The issue price of each such LYON was $552.07 and there will be no periodic payments of interest. These LYONs will mature on November 1, 2008 at $1,000 per LYON, representing a yield to maturity of 4% (computed on a semi-annual bond equivalent basis).

     All LYONs are subordinated to all existing and future senior indebtedness of the Company.

     Each LYON is convertible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, into common stock of the Company at a conversion rate of 29.263 shares per 1992 LYON and 21.234 shares per 1993 LYON. The LYONs may be required to be purchased by the Company, at the option of the holder, as of December 11, 1997 and December 11, 2002 for the 1992 LYONs and as of November 1, 2000 for the 1993 LYONs, at the issue price plus accrued original issue discount. The Company, at its option, may elect to pay such purchase price on any particular purchase date in cash or common stock, or any combination thereof.

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


NOTE E - INCOME TAXES

     Effective December 27, 1992, the Company adopted the provisions of Statement No. 109, "Accounting for Income Taxes." The Company's adoption in 1993 of Statement No. 109 did not result in a material adjustment and was recognized in the results of operations. The Company chose not to restate prior years' results or disclosures as permitted by the Statement.

     The Office Club, Inc., a wholly owned subsidiary of the Company, commenced operations in 1986 and incurred losses through 1989. The resulting net operating loss carryforward for Federal tax purposes was fully utilized by the end of 1992. The remaining net operating loss carryforward for state tax purposes, $3,761,000, expires in 1996.

     Four of the contract stationers acquired in 1994 were organized as S corporations and therefore did not provide for income taxes prior to their respective acquisitions.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


The income tax provision consists of the following:

                                                           53 Weeks                  52 Weeks                 52 Weeks
                                                             Ended                    Ended                     Ended
                                                         December 31,              December 25,             December 26,
                                                             1994                      1993                     1992
                                                          -----------              -----------               -----------
                                                                                  (in thousands)
Current
  Federal . . . . . . . . . . . . . . . . . . . . . .       $62,211                  $40,068                   $24,152
  State . . . . . . . . . . . . . . . . . . . . . . .        14,616                    9,449                     3,392
Deferred (benefit)  . . . . . . . . . . . . . . . . .        (2,854)                  (4,399)                   (2,199)
                                                            -------                  -------                   -------
Total provision for income taxes  . . . . . . . . . .       $73,973                  $45,118                   $25,345
                                                            =======                  =======                   =======


 The tax effected components of deferred income tax accounts consists of the following:

                                                             As Of                    As of
                                                         December 31,              December 25,
                                                             1994                      1993
                                                          -----------              -----------
                                                                     (in thousands)
Interest premium on notes redeemed  . . . . . . . . .       $ 4,944                  $ 7,832
Self-insurance accruals . . . . . . . . . . . . . . .         8,302                    6,466
Inventory costs capitalized for tax purposes  . . . .         4,483                    3,215
Other items, net  . . . . . . . . . . . . . . . . . .        20,563                   14,435
                                                            -------                  -------
  Deferred tax assets . . . . . . . . . . . . . . . .        38,292                   31,948

Excess of tax over book depreciation  . . . . . . . .         3,524                   $3,208
Capitalized leases  . . . . . . . . . . . . . . . . .         4,509                    3,160
Other items, net  . . . . . . . . . . . . . . . . . .         5,043                    3,218
                                                            -------                  -------
  Deferred tax liabilities  . . . . . . . . . . . . .        13,076                    9,586
                                                            -------                  -------

Net deferred tax assets . . . . . . . . . . . . . . .       $25,216                  $22,362
                                                            =======                  =======


The tax effected components of deferred income tax (benefit) are as follows:

                                                           52 Weeks
                                                             Ended
                                                         December 26,
                                                             1992
                                                          -----------
                                                        (in thousands)
     Excess of tax over book depreciation   . . . . .       $   438
     Inventory costs capitalized for tax purposes   .          (535)
     Vacation pay   . . . . . . . . . . . . . . . . .          (380)
     Self-insurance costs   . . . . . . . . . . . . .        (3,032)
     Capitalized leases   . . . . . . . . . . . . . .           720
     Deferred book loss benefit recognized  . . . . .           888
     Other items, net   . . . . . . . . . . . . . . .          (298)
                                                            -------
     Total deferred benefit   . . . . . . . . . . . .      $ (2,199)
                                                            =======


Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------

The following schedule is a reconciliation of income taxes at the Federal statutory rate to the provision for income taxes:

                                                           53 Weeks                  52 Weeks                 52 Weeks
                                                             Ended                    Ended                     Ended
                                                         December 31,              December 25,             December 26,
                                                             1994                      1993                     1992
                                                          -----------              -----------               -----------
                                                                                  (in thousands)
     Tax computed at the statutory rate   . . . . . .       $62,626                  $40,583                   $24,000
     State taxes net of federal benefit   . . . . . .         8,944                    5,748                     3,539
     Effect of S corporation income
        prior to acquisitions   . . . . . . . . . . .        (1,161)                  (1,709)                   (1,888)
     Nondeductible goodwill amortization  . . . . . .         1,955                      483                        --
     Other items, net   . . . . . . . . . . . . . . .         1,609                       13                      (306)
                                                            -------                  -------                   -------
     Provision for income taxes   . . . . . . . . . .       $73,973                  $45,118                   $25,345
                                                            =======                  =======                   =======


NOTE F - COMMITMENTS AND CONTINGENCIES

Leases

     The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. The leases provide for the Company to pay real estate taxes, common area maintenance, and certain other expenses, including, in some instances, contingent rentals based on sales. Lease terms, excluding renewal option periods exercisable by the Company at escalated rents, expire between 1995 and 2015. In addition to the base lease term, the Company has various renewal option periods. Also, certain equipment used in the Company's operations is leased under operating leases. A schedule of fixed operating lease commitments follows:


                                                         December 31,
                                                             1994
                                                          -----------
                                                        (in thousands)
     1995   . . . . . . . . . . . . . . . . . . . . .    $  124,549
     1996   . . . . . . . . . . . . . . . . . . . . .       121,243
     1997   . . . . . . . . . . . . . . . . . . . . .       109,719
     1998   . . . . . . . . . . . . . . . . . . . . .       103,374
     1999   . . . . . . . . . . . . . . . . . . . . .        94,716
     Thereafter   . . . . . . . . . . . . . . . . . .       451,844
                                                          ---------
                                                         $1,005,445
                                                          =========


      The above amounts include 42 stores leased but not yet opened as of December 31, 1994. The Company is in the process of opening new stores in the ordinary course of business and leases signed subsequent to December 31, 1994 are not included in the above described commitment amount. Rent expense, including equipment rental, was approximately $124,693,000, $94,017,000 and $74,738,000, during 1994, 1993 and 1992, respectively.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


Other

     Certain holders of the Company's common stock have limited demand registration rights. The costs of such registration will generally be borne by the Company.

     The Company is involved in litigation arising in the normal course of its business. In the opinion of management, these matters will not materially affect the financial position or results of operations of the Company.

     As of December 31, 1994, the Company has reserved 16,580,313 shares of unissued common stock for conversion of the subordinated notes (see Note D).


NOTE G - EMPLOYEE BENEFIT PLANS

Stock Option Plans

     As of December 31, 1994, the Company had reserved 13,387,084 shares of common stock for issuance to officers and key employees under its 1986 and 1987 Incentive Stock Option Plans, its 1988 and 1989 Employees Stock Option Plans, its Directors Stock Option Plan and the Club Incentive Stock Option Plan. Under these plans, the option price must be equal to or in excess of the market price of the stock on the date of the grant or, in the case of employees who own 10% or more of common stock, the minimum price must be 110% of the market price.

     Options granted to date become exercisable from one to four years after the date of grant, provided that the individual is continuously employed by the Company. All options expire no more than ten years after the date of grant. Options to purchase 4,742,134 shares and 3,835,272 shares were exercisable at December 31, 1994 and December 25, 1993, respectively. No amounts have been charged to income under the plans.

                                                                 Number Of                  Option Price
                                                                  Shares                     Per Share
                                                                 ---------                 ------------
     Outstanding at December 28, 1991   . . . . . . . . . .      10,857,321               $  .02 -  8.72
     Granted  . . . . . . . . . . . . . . . . . . . . . . .       2,558,363               $ 8.88 - 15.28
     Canceled   . . . . . . . . . . . . . . . . . . . . . .         764,532               $  .42 - 12.94
     Exercised  . . . . . . . . . . . . . . . . . . . . . .       3,914,957               $  .02 -  8.72
                                                                  ---------
     Outstanding at December 26, 1992   . . . . . . . . . .       8,736,195               $  .02 - 15.28
     Granted  . . . . . . . . . . . . . . . . . . . . . . .       2,214,702               $13.22 - 23.84
     Canceled   . . . . . . . . . . . . . . . . . . . . . .         449,628               $ 1.76 - 17.92
     Exercised  . . . . . . . . . . . . . . . . . . . . . .       1,785,528               $  .30 - 15.00
                                                                  ---------
     Outstanding at December 25, 1993   . . . . . . . . . .       8,715,741               $  .02 - 23.84
     Granted  . . . . . . . . . . . . . . . . . . . . . . .       1,944,002               $20.00 - 26.50
     Canceled   . . . . . . . . . . . . . . . . . . . . . .         342,094               $ 2.09 - 25.13
     Exercised  . . . . . . . . . . . . . . . . . . . . . .       1,948,270               $  .02 - 21.92
                                                                  ---------
     Outstanding at December 31, 1994   . . . . . . . . . .       8,369,379               $  .02 - 26.50
                                                                  =========



Other Stock Options

     On December 28, 1987, a nonqualified option to purchase 3,149,996 shares of common stock was issued to the Company's chief executive officer. The option with respect to 449,996 shares was exercisable upon issuance, with the balance exercisable one-third each year commencing one year from the date of issue. Options to purchase an aggregate of 337,496 shares were also issued to two of the Company's principal officers.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


     The exercise price on the above described nonqualified options was $.42 per share. Options for 449,996 shares were exercised in February 1988. In 1990, options for 224,996 shares were exercised and options for 112,500 shares were canceled. In 1991, options for 900,000 shares were exercised. In 1992, options for the remaining 1,800,000 shares were exercised.

Employee Stock Purchase Plan

     In October 1989, the Board of Directors approved an Employee Stock Purchase Plan, which permits eligible employees to purchase common stock from the Company at 90% of its fair market value through regular payroll deductions. The maximum number of shares eligible for purchase under the plan is 1,125,000.

Retirement Savings Plan

     In February 1990, the Board of Directors approved a Retirement Savings Plan, which permits eligible employees to make contributions to the plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes a matching stock contribution of 50% of the employee's pretax contribution up to a maximum of 3% of the employee's compensation in any calendar year. The Office Club Plan provided a cash match up to certain limits. The Office Club Plan was terminated in early 1993 and all employees were given the opportunity to join the Office Depot Retirement Savings Plan. Retirement savings plans of three of the acquired companies were merged into the Office Depot Plan in 1994 with the remaining to be merged in 1995.


NOTE H - CAPITAL STOCK

     As of December 31, 1994, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.


NOTE I - PURCHASE OF EASTMAN AND WILSON

     On May 17, 1993, the Company acquired substantially all of the assets and assumed certain of the liabilities of the office supply business of Wilson Stationery and Printing Company ("Wilson"), a contract stationer based in Houston, Texas. The Company issued 995,821 shares of common stock, representing $15,000,000 at market value at date of issuance, in exchange for the acquired net assets of Wilson. This acquisition was accounted for as a purchase.

     On September 13, 1993, the Company acquired the common stock of Eastman Office Products Corporation ("Eastman"), a contract stationer and office furniture dealer headquartered in California that operates primarily in the western United States. In connection with the acquisition, the Company issued 4,039,580 shares of common stock with a market value of approximately $79,707,000 and paid $20,001,000 in cash. This acquisition was accounted for as a purchase. The Company initially allocated the purchase price in 1993 to the assets acquired and the liabilities assumed based on the then available information. The allocation was finalized in 1994 when all necessary information regarding the fair values of the assets and liabilities was obtained, resulting in an additional $5,202,000 adjustment to recorded asset and liability amounts including goodwill. The Company also acquired the outstanding preferred stock of Eastman for $13,158,000. Additionally, the Company offered to purchase for cash pursuant to a tender offer of $90,000,000 principal amount of Eastman, Inc.'s 13% Series B Subordinated Notes due 2002 (the "Notes"). Pursuant to the tender offer, in October 1993 the Company purchased $81,750,000 principal amount of the Notes for $103,414,000 in cash.

     The excess of the cost over the fair value of net assets acquired for the above acquisitions is being amortized over 40 years on a straight-line method. The Company's Consolidated Statements of Earnings includes the operating results of acquisitions from the respective dates of the purchases. The unaudited consolidated results of operations on a pro forma basis, as though the Company had acquired Eastman and Wilson as of the beginning of 1993, would have reflected sales of $3,085,923,000, net earnings and net earnings per share before extraordinary credit of $69,935,000 and $.46, respectively. This pro forma information is not necessarily indicative of the actual results of operations that would have occurred had the acquisitions been made as of December 27, 1992, or of results which may occur in the future.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


NOTE J - OTHER ACQUISITIONS

     During 1994, the Company acquired six contract stationers; L. E. Muran Co. ("Muran") and Yorkship Press, Inc. ("Yorkship") in February, Midwest Carbon Company ("Midwest") and Silver's Inc. ("Silver's") in May, and J. A. Kindel Company, Inc. ("Kindel") and Allstate Office Products, Inc. ("Allstate") in August. The Company issued 5,700,346 shares of common stock for these acquisitions which were accounted for on a "pooling of interests" basis and, accordingly, the financial statements prior to the acquisitions were restated to include the accounts and operations of these companies for all periods presented.

     Included in the results of operations for the fiscal year ended December 31, 1994 are the results of operations of the acquired companies before the acquisitions were completed, including revenues of $101,017,000 and net income of $3,015,000. Following is a summary of the effect of the restatement of the "pooling of interests" basis for previously issued financial statements as of December 25, 1993 and for the fiscal years ended December 25, 1993 and December 26, 1992.


                      OFFICE DEPOT, INC. AND SUBSIDIARIES
                        COMBINED RESTATED BALANCE SHEET
                               December 25, 1993
                                 (in thousands)

                                                                              Pooling
                                                     Office Depot           Adjustments
                                                    (as previously          for Acquired            Combined
                                                       reported)             Companies              Restated
                                                      -----------           -----------             ---------
Accounts receivable, net of allowances  . . . . .      $  165,182              $36,807            $  201,989
Merchandise inventories . . . . . . . . . . . . .         643,773               19,374               663,147
Other current assets  . . . . . . . . . . . . . .         169,207                4,499               173,706
                                                        ---------              -------             ---------

Total current assets  . . . . . . . . . . . . . .         978,162               60,680             1,038,842

Property and equipment, net of  . . . . . . . . .
    accumulated depreciation and amortization . .         262,144                6,022               268,166
Goodwill, net of accumulated amortization . . . .         200,462                  252               200,714
Other assets  . . . . . . . . . . . . . . . . . .          23,131                  239                23,370
                                                        ---------              -------             ---------

Total assets  . . . . . . . . . . . . . . . . . .      $1,463,899              $67,193            $1,531,092
                                                        =========              =======             =========

Accounts payable  . . . . . . . . . . . . . . . .      $  393,185              $19,306            $  412,491
Other current liabilities . . . . . . . . . . . .         144,020               11,217               155,237
                                                        ---------              -------             ---------
Total current liabilities . . . . . . . . . . . .         537,205               30,523               567,728
Long-term debt  . . . . . . . . . . . . . . . . .         366,527                1,075               367,602
Other non-current liabilities . . . . . . . . . .           5,478                   --                 5,478
Common stockholders' equity . . . . . . . . . . .         554,689               35,595               590,284
                                                        ---------              -------             ---------

Total liabilities and stockholders' equity  . . .      $1,463,899              $67,193            $1,531,092
                                                        =========              =======             =========


Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


NOTE J - OTHER ACQUISITIONS (Continued)

                      OFFICE DEPOT, INC. AND SUBSIDIARIES
                    COMBINED RESTATED STATEMENTS OF EARNINGS
                    (in thousands, except per share amounts)



                                       52 Weeks Ended December 25, 1993              52 Weeks Ended December 26, 1992
                                                    Pooling                                      Pooling
                                                  Adjustment                                    Adjustment
                                      Office     for Acquired     Combined         Office      for Acquired    Combined
                                     Depot (1)     Companies      Restated        Depot (1)     Companies      Restated
                                     --------     ----------      --------        --------      ----------     --------
Sales                               $2,579,494      $257,293     $2,836,787       $1,732,965    $ 229,988     $1,962,953

Cost of goods sold and
  occupancy costs                    1,996,462       188,683      2,185,145        1,345,295      167,009      1,512,304
                                     ---------      --------      ---------        ---------     --------      ---------

Gross profit                           583,032        68,610        651,642          387,670       62,979        450,649

Operating expenses                     470,470        58,526        528,996          325,461       53,333        378,794
                                     ---------      --------      ---------        ---------     --------      ---------

Operating profit                       112,562        10,084        122,646           62,209        9,646         71,855
Other income (expense)                  (6,042)         (654)        (6,696)            (156)      (1,109)        (1,265)
                                     ---------      --------      ---------        ---------     --------      ---------

Earnings before income taxes
   and extraordinary credit            106,520         9,430        115,950           62,053        8,537         70,590

Income taxes                            43,103         2,015         45,118           24,261        1,084         25,345
                                     ---------      --------      ---------        ---------     --------      ---------

Earnings before
  extraordinary credit                  63,417         7,415         70,832           37,792        7,453         45,245

Extraordinary credit                        --            --             --            1,396           --          1,396
                                     ---------      --------      ---------        ---------     --------      ---------

Net earnings                        $   63,417      $  7,415     $   70,832       $   39,188    $   7,453     $   46,641
                                     =========      ========      =========        =========     ========      =========


Net earnings per common and
  common equivalent share           $      .45                   $      .48       $      .28                  $      .33
                                     =========                    =========        =========                   =========


Average common and common
  equivalent shares                    141,941                      147,640          137,564                     143,263
                                     =========                    =========        =========                   =========


(1) As previously reported with certain reclassifications.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


NOTE K - SUPPLEMENTAL INFORMATION OF NONCASH INVESTING AND FINANCING ACTIVITIES

     The Consolidated Statements of Cash Flows for 1994, 1993 and 1992 do not include noncash financing transactions of $6,816,000, $3,525,000 and $21,882,000, respectively, relating to additional paid-in capital associated with tax benefits of stock options exercised and $2,458,000, $1,107,000 and $506,000, respectively, relating to common stock and additional paid-in capital associated with stock issued to the Office Depot Retirement Savings Plan and related to the employee stock purchase program. In addition, the Consolidated Statements of Cash Flows do not include noncash financing transactions of $16,042,000 and $8,754,000 for 1994 and 1993, respectively, associated with accreted interest on convertible, subordinated notes.

     The Consolidated Statements of Cash Flows does not include noncash investing and financing transactions associated with common stock issued for the acquisition of net assets of Wilson and of Eastman. The components of the transactions are as follows:

                                                                (in thousands)
     Fair value of assets acquired (including goodwill)   . . .    $ 333,805
     Liabilities assumed  . . . . . . . . . . . . . . . . . . .     (219,097)
                                                                    --------
     Net assets acquired  . . . . . . . . . . . . . . . . . . .      114,708
     Total issuance of common stock   . . . . . . . . . . . . .       94,707
                                                                    --------
     Cash used to purchase Eastman common stock   . . . . . . .    $  20,001
                                                                    ========

NOTE L - RECEIVABLES SOLD WITH RECOURSE

     The Company has two private label credit card programs which are managed by financial services companies. All credit card receivables related to one of these programs were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $253,000,000, $185,000,000 and $138,000,000 in 1994, 1993 and 1992, respectively. The Company's maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables with recourse, which totaled approximately $50,000,000 at December 31, 1994. The financial services company periodically estimates the percentage to be withheld from proceeds for receivables sold to achieve the necessary reserve for potential uncollectible amounts. The Company expenses such withheld amounts at the time of sale to the financial services company.

Office Depot Inc. And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


--------------------------------------------------------------------------------


NOTE M - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                             FIRST            SECOND           THIRD            FOURTH
                                                            QUARTER           QUARTER         QUARTER          QUARTER
                                                            -------           -------         -------          -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Fiscal Year Ended December 31, 1994
Net sales                                                  $1,041,396        $924,676        $1,044,815       $1,255,312
Gross profit (a)                                              236,937         215,600           243,538          286,626
Net earnings                                                   24,546          20,809            27,411           32,191
                                                            =========         =======         =========        =========

Net earnings per common share                              $      .16        $    .14        $      .18       $      .21
                                                            =========         =======         =========        =========


Fiscal Year Ended December 25, 1993
Net sales                                                  $  643,501        $587,817        $  727,018       $  878,451
Gross profit (a)                                              146,669         134,866           164,510          205,597
Net earnings                                                   15,675          12,181            19,314           23,662
                                                            =========         =======         =========        =========

Net earnings per common share                              $      .11        $    .08        $      .13       $      .16
                                                            =========         =======         =========        =========


The first and second quarters of 1994 were restated during the third quarter of 1994 to reflect, on a "pooling of interests" basis, the acquisitions in the second and third quarters of 1994. The effect of the restatements, including certain reclassifications, was to increase net sales, gross profit and net earnings by $46,551,000, $4,817,000 and $1,624,000, respectively, for the first quarter, and $19,499,000, $6,371,000 and $783,000, respectively, for the second quarter of 1994. Net earnings per common share increased by $0.01 in the first and the second quarter as a result of the restatements, after affecting the first quarter for the three-for-two stock split in June of 1994.

---------------------
(a) Gross profit is net of occupancy costs.


36