Form 10-K, Exhibit 13
period 1995-12-30
OFFICE DEPOT INC
filed 1996-03-29
CIK 800240

                                                                   EXHIBIT 13.1


                              FINANCIAL HIGHLIGHTS
         (In thousands, except per share amounts and statistical data)



                                                52 Weeks     53 Weeks    52 Weeks    52 Weeks    52 Weeks
                                                  Ended       Ended       Ended       Ended       Ended
                                                 December    December    December    December    December
STATEMENTS OF EARNINGS DATA:                     30, 1995    31, 1994    25, 1993    26, 1992    28, 1991
----------------------------------------------------------------------------------------------------------
Sales                                           $5,313,192  $4,266,199  $2,836,787  $1,962,953  $1,497,882
Cost of goods sold and occupancy costs           4,110,334   3,283,498   2,185,145   1,512,304   1,152,766
----------------------------------------------------------------------------------------------------------
Gross profit                                     1,202,858     982,701     651,642     450,649     345,116
Store and warehouse operating
and selling expenses                               782,478     642,572     423,272     301,743     240,572
Pre-opening expenses                                17,746      11,990       9,073       7,453       7,774
General and administrative expenses                153,344     130,022      95,142      69,549      52,076
Amortization of goodwill                             5,213       5,288       1,617          49           -
----------------------------------------------------------------------------------------------------------
Operating profit                                   244,077     192,829     122,538      71,855      44,694
Interest income                                      1,357       4,000       4,626       1,393         280
Interest expense                                   (22,551)    (18,096)    (11,322)     (2,658)     (3,992)
Equity and franchise income (loss), net               (962)        197         108           -           -
Merger costs                                             _           _           _           _      (8,950)
----------------------------------------------------------------------------------------------------------
Earnings before income taxes and
extraordinary credit(1)                            221,921     178,930     115,950      70,590      32,032
Income taxes                                        89,522      73,973      45,118      25,345      13,246
----------------------------------------------------------------------------------------------------------
Earnings before extraordinary credit(1)            132,399     104,957      70,832      45,245      18,786
Extraordinary credit(2)                                  _           _           _       1,396         614
----------------------------------------------------------------------------------------------------------
Net earnings(1)                                 $  132,399  $  104,957  $   70,832  $   46,641  $   19,400
                                                ==========  ==========  ==========  ==========  ==========
Per common share and common
equivalent share:
  Earnings before extraordinary credit(1)       $      .85  $      .69  $      .48  $      .32  $      .15
  Extraordinary credit(2)                                _           _           _         .01           _
----------------------------------------------------------------------------------------------------------
Net earnings(1)                                 $      .85  $      .69  $      .48  $      .33  $      .15
                                                ==========  ==========  ==========  ==========  ==========
Per common share and common equivalent share-
  assuming full dilution:
    Earnings before extraordinary credit(1)     $      .83  $      .68  $      .48  $      .32  $      .15
    Extraordinary credit(2)                              _           _           _         .01           _
----------------------------------------------------------------------------------------------------------
    Net earnings(1)                             $      .83  $      .68  $      .48  $      .33  $      .15
                                                ==========  ==========  ==========  ==========  ==========
Dividends                                                _           _           _           _           _

                                                  December    December    December    December    December
STATISTICAL DATA:                                 30, 1995    31, 1994    25, 1993    26, 1992    28, 1991
----------------------------------------------------------------------------------------------------------
Facilities open at end of period:
  Office supply stores                                 501         420         351         284         228
  Contract stationer/delivery warehouses                23          24          23          13          10
  Other retail locations                                 3           _           _           _           _


BALANCE SHEET DATA:
----------------------------------------------------------------------------------------------------------
Working capital                                 $  708,984  $  487,333  $  471,114    $386,426    $203,326
Total assets                                     2,531,217   1,903,983   1,531,092     908,585     607,938
Long-term debt(3)                                  494,910     393,800     367,602     158,313       9,259
Common stockholders' equity                      1,002,995     715,271     590,284     413,907     331,699

----------------------
(1) Includes effect of $8,950,000 of merger costs in 1991.
(2) The extraordinary credit represents the benefit derived from the utilization of a net operating loss carryforward.
(3) Excludes current maturities.

                       Office Depot Inc. And Subsidiaries

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS

GENERAL
--------------------------------------------------------------------------------

     Office Depot began operations by opening its first retail store in Florida in October 1986. The Company implemented an expansion program to establish itself as a leader in targeted market areas with high concentrations of small- and medium-sized businesses. This program included opening new stores and acquiring stores in strategic markets. At the end of 1995, the Company operated 501 office supply stores in 37 states, the District of Columbia and Canada. Store opening activity for the last five years is summarized as follows:


                       Open                          Open
                     Beginning  Opened/              End
                     of Period  Acquired   Closed  of Period
--------------------------------------------------------------------------
1991                   173         57        2        228
1992                   228         58(1)     2        284
1993                   284         68        1        351
1994                   351         71        2        420
1995                   420         82        1        501(2)


(1) Includes the acquisition of five stores in Canada.
(2) Does not include two Images stores and one Furniture At Work store.


     In 1993, the Company expanded into the full service contract stationer portion of the office supply industry by acquiring two contract stationers with ten warehouses through the acquisitions of Wilson Stationery and Printing Company ("Wilson") in May and Eastman Office Products Corporation ("Eastman") in September, both of which were accounted for as purchases. During 1994, the Company acquired the outstanding stock of six contract stationers with eight warehouses; L. E. Muran Co., Inc. and Yorkship Press, Inc. in February, Midwest Carbon Company and Silver's, Inc. in May, and J.A. Kindel Company and Allstate Office Products, Inc. in August. Each of these 1994 acquisitions was accounted for on a "pooling of interests" basis and, accordingly, the accompanying financial data, statistical data, financial statements and discussions of financial and other information included for periods prior to the acquisitions have been restated to reflect the financial position, results of operations and other information relating to these companies for all periods presented. The Company operated 23 delivery and contract stationer warehouses throughout the United States at the end of 1995.
     The Company's results are impacted by the costs incurred in connection with its aggressive new store opening schedule. Pre-opening expenses are charged to earnings as incurred. Corporate general and administrative expenses are also incurred in anticipation of store openings. As the Company's store base and sales volume continue to grow, the Company expects that the adverse impact on profitability from new store openings will decrease as expenses incurred prior to store openings continue to represent a declining percentage of total sales.
     The Company operates on a 52 or 53 week fiscal year ending on the last Saturday in December. The fiscal years for the financial statements presented were comprised of the 52 weeks ended December 30, 1995, the 53 weeks ended December 31, 1994 and the 52 weeks ended December 25, 1993.

RESULTS OF OPERATIONS FOR THE YEARS 1995, 1994 AND 1993
--------------------------------------------------------------------------------

                                     SALES

     Sales increased to $5,313,192,000 in 1995 from $4,266,199,000 in 1994 and
$2,836,787,000 in 1993. Sales in 1995 increased 25% from 1994 sales, and sales in 1994 increased 50% from 1993 sales. Adjusting for the additional week in 1994, the 1995 sales increase was 27%, and the 1994 sales increase was 47%. The increases in sales were due primarily to the 81 additional stores in 1995 and the 69 additional stores in 1994. Sales of computers, business machines and related supplies have risen as a percentage of total sales over 1993 and 1994 sales in this category. The increases also were attributable to same store sales growth. Comparable sales in 1995 for the 419 stores and 23 warehouses open for more than one year at December 30, 1995 increased 17% from 1994. Comparable sales in 1994 for the 349 stores and 23 warehouses open for more than one year at December 31, 1994 increased 27% from 1993. Comparable sales in the future may be affected by competition from other stores, the opening of additional stores in existing markets and economic conditions.

                       Office Depot Inc. And Subsidiaries

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF
OPERATIONS
                                                                     (continued)

                                  GROSS PROFIT

      Gross profit as a percentage of sales was 22.6% in 1995 and 23.0% in 1994 and 1993. Purchasing efficiencies gained through vendor volume, rebate and other discount programs, improved inventory loss experience and leveraging occupancy costs through higher average sales per store were offset by lower gross margins resulting from an increase in sales of lower margin business machines and computers, combined with decreased margins in the contract stationer business. The Company's management believes that gross profit as a percentage of sales may fluctuate as a result of the continued expansion of its contract stationer base, the result of competitive pricing in more market areas, continued change in sales product mix and increased occupancy costs in certain new markets and in existing markets where the Company desires to add stores and warehouses in particular locations to complete its market plan, as well as purchasing efficiencies realized as total merchandise purchases increase.

               STORE AND WAREHOUSE OPERATING AND SELLING EXPENSES

     Store and warehouse operating and selling expenses as a percentage of sales were 14.7% in 1995, 15.1% in 1994 and 14.9% in 1993. Store and warehouse operating and selling expenses, consisting primarily of payroll and advertising expenses, have increased in the aggregate primarily due to the Company's expansion program. While the majority of these expenses vary proportionately with sales, there is a fixed cost component to these expenses that, as sales increase within each store and within a cluster of stores in a given market area, should decrease as a percentage of sales. This benefit may not be fully realized, however, during periods when a large number of new stores and delivery centers are being opened, as new facilities typically generate lower sales than the average mature location, resulting in higher operating and selling expenses as a percentage of sales for new facilities. This percentage is also affected when the Company enters large metropolitan market areas where the advertising costs for the full market must be absorbed by the small number of stores initially opened. As additional stores in these large markets are opened, advertising costs, which are substantially a fixed expense for a market area, will be reduced as a percentage of sales. The Company has also continued a strategy of opening stores in existing markets. While increasing the number of stores increases operating results in absolute dollars, this also has the effect of increasing expenses as a percentage of sales since the sales of certain existing stores in the market may initially be adversely affected. In addition to the Company's retail expansion, the expenses incurred in the integration and replacement of acquired facilities in its delivery business has contributed to increased warehouse expenses.

                              PRE-OPENING EXPENSES

     As a result of continued store and delivery warehouse openings, pre-opening expenses incurred were $17,746,000 in 1995, $11,990,000 in 1994 and $9,073,000 in 1993. Pre-opening expenses, which are currently approximately $150,000 per prototype store and greater for a megastore, are predominately incurred during a six-week period prior to the store opening. Warehouse pre-opening expenses approximate $500,000; however, these expenses may vary with the size of future warehouses. These expenses consist principally of amounts paid for salaries and property expenses. Since the Company's policy is to expense these items during the period in which they occur, the amount of pre-opening expenses in each quarter is generally proportional to the number of new stores and delivery centers opening.

                      GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses as a percentage of sales were 2.9% in 1995, 3.0% in 1994 and 3.4% in 1993. General and administrative expenses include, among other costs, site selection expenses and store management training expenses, and therefore vary with the number of new store openings. During 1993 through 1995, the Company increased its commitment to improving the efficiency of its management information systems and significantly increased its information systems programming staff. While this increases general and administrative expenses in current periods, the Company believes the systems investment will provide benefits in the future. These increases have been partially offset by a decrease in other general and administrative expenses as a percentage of sales, primarily as a result of the Company's ability to increase sales without a proportionate increase in corporate expenditures. However, there can be no assurance that the Company will be able to continue to increase sales without a proportionate increase in corporate expenditures. General and administrative expenses have been higher in the contract stationers' business than in the retail business.

                           OTHER INCOME AND EXPENSES

     During 1995, 1994 and 1993, interest expense was $22,551,000, $18,096,000 and $11,322,000, respectively. The increase in interest expense is primarily due to the subordinated debt issued in 1993 and increase in 1995 and 1994 in the draws on the working capital line of credit. In November 1993, the Company completed a public offering of

                       Office Depot Inc. And Subsidiaries

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

zero coupon, convertible, subordinated debt, raising net proceeds of approximately $185 million. In August 1995, the Company completed a public offering of 4,325,000 shares of common stock, raising net proceeds of approximately $121.8 million. As the Company has utilized the funds raised in its public offerings to fund its expansion, interest income has fluctuated. Interest income during 1995, 1994 and 1993 was $1,357,000, $4,000,000 and
$4,626,000, respectively.

                            AMORTIZATION OF GOODWILL

     The Company recorded amortization of goodwill of $5,213,000, $5,288,000 and $1,617,000 in 1995, 1994 and 1993, respectively. Goodwill amortization was higher in 1994 than in 1993, reflecting a full year of amortization arising from the Wilson and Eastman acquisitions in 1993.

                                  INCOME TAXES

     The effective income tax rate for 1995, 1994 and 1993 was negatively impacted by nondeductible goodwill amortization. The effective income tax rate for 1994 and 1993 was impacted by the combining of certain acquired companies which had no provision for income taxes because they were organized as S Corporations (as defined under income tax laws).

LIQUIDITY & CAPITAL RESOURCES
-------------------------------------------------------------------------------

     Since the Company's inception in March 1986, the Company has relied upon equity capital, convertible debt, and bank borrowings as the primary sources of its funds. The Company completed a public offering of zero coupon, convertible, subordinated debt in 1993 raising net proceeds of approximately $185,000,000. The Company issued approximately 5.7 million shares of common stock for acquisitions in 1994. In August 1995, the Company issued 4,325,000 shares of common stock in a public offering raising net proceeds of $121,799,000.
     Since the Company's store sales are substantially on a cash and carry basis, cash flow generated from operating stores provides a source of liquidity to the Company. Working capital requirements are reduced by vendor credit terms that allow the Company to finance a portion of its inventory. The Company utilizes private label credit card programs administered and financed by financial services companies, which allow the Company to expand store sales without the burden of additional receivables. All credit card receivables sold to the financial services company under one program were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $313,000,000, $253,000,000 and $185,000,000 in 1995, 1994 and
1993, respectively. The outstanding balance of such receivables at December 30, 1995 was $54,400,000. The Company has also utilized capital equipment financings as a source of funds.
     Sales made from the customer service centers are generally made under regular commercial credit terms where the Company carries its own receivables. As the Company expands the contract stationer portion of its business, it is expected that the Company's receivables will continue to grow.
     The Company added (net of closures) 81 stores in 1995, 69 stores in 1994 and 67 stores in 1993. Net cash provided by operating activities was $25,974,000, $46,107,000 and $86,226,000 for 1995, 1994 and 1993, respectively.
As stores mature and become more profitable, and as the number of new stores opened in a year becomes a smaller percentage of the existing store base, cash generated from operations should provide a greater portion of funds required for new store inventories and other working capital requirements. Cash generated from operations will continue to be affected by an increase in receivables carried without outside financing and increases in inventory at the stores as the Company continues to expand its efforts in computers and business machines. Capital expenditures are also affected by the number of stores and warehouses opened or acquired each year and the increase in computer and other equipment at the corporate office required to support such expansion. Cash utilized for capital expenditures (including $22 million for the corporate headquarters in 1994) was $219,892,000 in 1995, $171,810,000 in 1994 and $104,568,000 in 1993.
     During 1995, the Company's cash balance increased by $29,587,000 and long- and short-term debt increased by $100,389,000, including $16,505,000 in non-cash accretion of interest on the Company's zero coupon, convertible debt.
     The Company has a credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line and letters of credit totaling $300,000,000. The credit agreement provides that funds borrowed will bear interest, at the Company's option, at either: the higher of the prime rate or .5% over the Federal Funds rate; the LIBOR rate plus .25% to .375%, depending on the fixed charge coverage ratio; 1.75% over the Federal Funds rate; or under a competitive bid facility. The Company must also pay a facility fee of between .125% and .25% per annum, depending on the Company's fixed charge coverage ratio on the available and unused portion of the credit facility. The

                       Office Depot Inc. And Subsidiaries

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

credit facility currently expires June 30, 2000. As of December 30, 1995, the Company had borrowed $95,000,000 and had outstanding letters of credit totaling $15,612,000 under the credit facility. The credit agreement contains certain restrictive covenants relating to various financial statement ratios. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $25,000,000 of equipment on behalf of the Company and lease such equipment to the Company. As of December 30, 1995, the Company has utilized approximately $7,621,000 of this lease facility.
     The Company plans to open approximately 80 stores and 1 to 2 delivery warehouses during 1996. Management estimates that the Company's cash requirements, exclusive of pre-opening expenses, will be approximately $1,700,000 for each additional store, which includes an average of approximately $900,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment in the stores, as well as approximately $800,000 for the portion of the store inventory that is not financed by vendors. The cash requirements, exclusive of pre-opening expenses, for a delivery warehouse is expected to be approximately $5,300,000, which includes an average of $3,100,000 for leasehold improvements, fixtures and other equipment and $2,200,000 for the portion of inventory not financed by vendors. In addition, management estimates that each new store and warehouse requires pre-opening expenses of approximately $150,000 and $500,000, respectively. Pre-opening expenses for a megastore will be higher than a regular store. The Company's management continually reviews its financing options and, although they currently anticipate that the 1996 expansion, including investments in international joint ventures, will be financed through cash on hand, funds generated from operations, equipment leased under the Company's lease facility and funds borrowed under the Company's revolving credit facility, alternative financing will be considered if market conditions make it financially attractive. The Company's financing requirements beyond 1996 will be affected by the number of new stores or warehouses opened or acquired.

NEW ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

     The Company will adopt the following Statements of Financial Accounting Standards ("SFAS") in the year ending December 28, 1996.
     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Long-lived assets and certain identifiable intangibles to be held and used by a company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for such long-lived assets and identifiable intangibles should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are required to be reported generally at the lower of the carrying amount or fair value less cost to sell. SFAS No. 121 is effective for fiscal years that begin after December 15, 1995. Management has not yet determined the effect of SFAS No. 121 on the Company's financial position or results of operations.
     SFAS No. 123, "Accounting for Stock-Based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options, stock purchase plans, restricted stock and stock appreciation rights. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") for measurement of employee stock-based compensation is allowed with pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. Transactions in which equity instruments are issued in exchange for goods or services from non-employees must be accounted for based on the fair value of the consideration received or of the equity instrument issued, whichever is more reliably measurable. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of employee stock-based compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ending December 28, 1996 as allowed by SFAS No. 123.

                       Office Depot Inc. And Subsidiaries

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS (continued)

INFLATION & SEASONALITY
--------------------------------------------------------------------------------

     Although the Company cannot accurately determine the precise effects of inflation, it does not believe inflation has a material effect on sales or results of operations. The Company considers its business to be somewhat seasonal with sales generally slightly higher during the first and fourth quarters of each year.

STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
--------------------------------------------------------------------------------

     In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted. The Act contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934 which provide protection from liability in private lawsuits for "forward-looking" statements made by persons specified in the Act. The Company desires to take advantage of the "safe harbor" provisions of the Act.
     The Company wishes to caution readers that with the exception of historical matters, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to factors related to the highly competitive nature of the office products supply industry and its sensitivity to changes in general economic conditions, the Company's expansion plans and ability to integrate the acquired contract stationer businesses, the results of financing efforts and other factors discussed in the Company's filings with the Securities and Exchange Commission. Such factors could affect the Company's actual results and could cause the Company's actual results during 1996 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

                      Office Depot Inc. And Subsidiaries

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Office Depot, Inc.

We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Office Depot, Inc. and Subsidiaries as of December 30, 1995 and December 31, 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Certified Public Accountants
Fort Lauderdale, Florida
February 12, 1996

                       Office Depot Inc. And Subsidiaries

                      CONSOLIDATED STATEMENTS OF EARNINGS

                    (In thousands, except per share amounts)


                                                   52 Weeks    53 Weeks     52 Weeks
                                                     Ended      Ended        Ended
                                                December 30, December 31, December 25,
                                                     1995        1994          1993
--------------------------------------------------------------------------------------
Sales                                              $5,313,192  $4,266,199  $2,836,787
Cost of goods sold and occupancy costs              4,110,334   3,283,498   2,185,145
--------------------------------------------------------------------------------------
Gross profit                                        1,202,858     982,701     651,642

Store and warehouse operating and selling expenses    782,478     642,572     423,272
Pre-opening expenses                                   17,746      11,990       9,073
General and administrative expenses                   153,344     130,022      95,142
Amortization of goodwill                                5,213       5,288       1,617
--------------------------------------------------------------------------------------
                                                      958,781     789,872     529,104
                                                   ----------  ----------  -----------
          Operating profit                            244,077     192,829     122,538

Other income (expense)
      Interest income                                   1,357       4,000       4,626
      Interest expense                                (22,551)    (18,096)    (11,322)
      Equity and franchise income (loss), net            (962)        197         108
-------------------------------------------------------------------------------------
Earnings before income taxes                          221,921     178,930     115,950
Income taxes                                           89,522      73,973      45,118
-------------------------------------------------------------------------------------
Net earnings                                       $  132,399  $  104,957  $   70,832
                                                   ==========  ==========  ==========

Earnings per common and common equivalent share:
      Primary                                      $      .85  $      .69  $      .48
      Fully diluted                                       .83         .68         .48

       The accompanying notes are an integral part of these statements.

                       Office Depot Inc. And Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

               (In thousands, except share and per share amounts)


                                                    December 30,                 December 31,
Assets                                                 1995                         1994
-----------------------------------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents                        $    61,993                 $    32,406
  Receivables, net of allowances of  $3,808
    in 1995 and $3,426 in 1994                         380,431                     266,629
  Merchandise inventories                            1,258,413                     936,048
  Deferred income taxes                                 18,542                      32,093
  Prepaid expenses                                      11,620                       7,046
-----------------------------------------------------------------------------------------------
       Total current assets                          1,730,999                   1,274,222
Property and Equipment, net                            565,082                     397,229
Goodwill, net of amortization                          195,302                     200,449
Other Assets                                            39,834                      32,083
-----------------------------------------------------------------------------------------------
                                                   $ 2,531,217                 $ 1,903,983
                                                   ===========                 ===========

Liabilities & Stockholders' Equity
-----------------------------------------------------------------------------------------------
Current Liabilities:
 Accounts payable                                  $   841,589                 $   609,914
 Accrued expenses                                      166,575                     154,894
 Income taxes                                           10,542                      18,051
 Current maturities of long-term debt                    3,309                       4,030
-----------------------------------------------------------------------------------------------
       Total current liabilities                     1,022,015                     786,889
Long-Term Debt, less current maturities                112,340                      27,460
Deferred Taxes and Other Credits                        11,297                       8,023
Zero Coupon, Convertible, Subordinated Notes           382,570                     366,340
Commitments and Contingencies                                -                           -
Common Stockholders' Equity:
   Common stock - authorized 400,000,000 shares of
     $.01 par value; issued 157,961,801 in 1995 and
     151,536,781 in 1994                                 1,580                       1,515
Additional paid-in capital                             605,876                     453,117
Foreign currency translation adjustment                   (794)                     (3,295)
Retained earnings                                      398,083                     265,684
Less: 2,163,447 shares of treasury stock, at cost       (1,750)                     (1,750)
-----------------------------------------------------------------------------------------------
                                                     1,002,995                     715,271
                                                    ----------                  ----------
                                                    $2,531,217                  $1,903,983
                                                    ==========                  ==========


       The accompanying notes are an integral part of these statements.

                      Office Depot Inc. And Subsidiaries

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             Period from December 27, 1992 to December 30, 1995
                 (In thousands, except for number of shares)



                                                                                                Foreign
                                                     Common           Common     Additional     Currency
                                                     Stock            Stock       Paid-in     Translation    Retained     Treasury
                                                     Shares           Amount      Capital      Adjustment    Earnings      Stock
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 27, 1992                       142,088,182       $1,421       $320,421       $   98      $  93,717    $(1,750)
Issuance of common stock for
  acquisitions                                       5,035,401           50         94,647            -              -          -
Exercise of stock options
  (including tax benefits)                           1,841,505           18         11,272            -              -          -
Sale of stock under employee
  purchase plan                                         89,489            1          1,604            -              -          -
401k plan matching contributions                        59,619            1            947            -              -          -
S corporation distribution to stockholders                   -            -              -            -         (3,280)         -
Foreign currency translation adjustment                      -            -              -          285              -          -
Net earnings for the period                                  -            -              -            -         70,832          -
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 25, 1993                       149,114,196        1,491        428,891          383        161,269     (1,750)
Exercise of stock options
  (including tax benefits)                           2,137,696           21         17,526            -              -          -
Sale of stock under employee
  purchase plan                                        199,974            2          4,651            -              -          -
401k plan matching contributions                        84,915            1          2,049            -              -          -
S corporation distribution to stockholders                   -            -              -            -           (542)         -
Foreign currency translation adjustment                      -            -              -       (3,678)             -          -
Net earnings for the period                                  -            -              -            -        104,957          -
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                       151,536,781        1,515        453,117       (3,295)       265,684     (1,750)
Issuance of common stock                             4,325,000           43        121,756            -              -          -
Exercise of stock options
  (including tax benefits)                           1,751,620           17         22,146            -              -          -
Sale of stock under employee
  purchase plan                                        274,161            3          7,019            -              -          -
401k plan matching contributions                        59,438            1          1,564            -              -          -
Conversion of LYONs to common stock                     14,801            1            274            -              -          -
Foreign currency translation adjustment                      -            -              -        2,501              -          -
Net earnings for the period                                  -            -              -            -        132,399          -
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 30, 1995                       157,961,801       $1,580       $605,876       $ (794)     $ 398,083    $(1,750)
                                                   ===========       ======       ========       ======      =========    =======

       The accompanying notes are an integral part of these statements.

                       Office Depot Inc. And Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      Change in Cash and Cash Equivalents
                                (in thousands)


                                                                    52 Weeks            53 Weeks           52 Weeks
                                                                      Ended               Ended              Ended
                                                                   December 30,        December 31,       December 25,
                                                                       1995                1994               1993
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
  Cash received from customers                                     $ 5,243,724         $ 4,208,675       $ 2,805,053
  Cash paid for inventory                                           (4,090,129)         (3,239,438)       (2,130,771)
  Cash paid for store and warehouse operating,
    selling and general and administrative
    expenses                                                        (1,045,448)           (860,354)         (559,440)
  Interest received                                                      1,357               4,296             4,654
  Interest paid                                                         (5,665)             (2,078)           (2,595)
  Taxes paid                                                           (77,865)            (64,994)          (30,675)
----------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                           25,974              46,107            86,226
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Capital expenditures - net                                          (219,892)           (171,810)         (104,568)
  Purchase of Eastman common stock                                           -                   -           (20,001)
  Acquisition of cash overdraft assumed, net                                 _                   _            (4,106)
----------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                             (219,892)           (171,810)         (128,675)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Proceeds from exercise of stock options and sales of
    stock under employee stock purchase plan                            20,883              14,976            10,308
  Proceeds from stock offering                                         121,799                   _                 _
  Foreign currency translation adjustment                                2,501              (3,678)              285
  Proceeds from long- and short-term borrowings                        178,410              30,466           231,359
  Payments on long- and short-term borrowings                         (100,088)            (25,584)         (188,722)
  S corporation distribution to stockholders                                 _                (542)           (3,280)
----------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                          223,505              15,638            49,950
----------------------------------------------------------------------------------------------------------------------
    Net increase (decrease) in cash and cash equivalents                29,587            (110,065)            7,501
Cash and cash equivalents at beginning of period                        32,406             142,471           134,970
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                         $    61,993         $    32,406       $   142,471
                                                                   ===========         ===========       ===========
Reconciliation of net earnings to net cash
  provided by operating activities
    Net earnings                                                   $   132,399         $   104,957       $    70,832
    Adjustments to reconcile net earnings to net cash
      provided by operating activities
      Depreciation and amortization                                     64,830              49,585            31,762
      Accreted interest on convertible, subordinated notes              16,505              16,042             8,754
      Contributions of common stock to employee benefit
           and stock purchase plans                                      2,271               2,458             1,107
    Changes in assets and liabilities (net of effect in 1993 of the Eastman and Wilson acquisitions)
      Increase in receivables                                         (113,802)            (64,640)          (50,200)
      Increase in merchandise inventories                             (322,365)           (272,901)         (151,991)
      Increase in prepaid expenses, deferred income
           taxes and other assets                                         (583)            (18,337)          (15,646)
      Increase in accounts payable, accrued
           expenses and deferred credits                               246,719             228,943           191,608
----------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                 (106,425)            (58,850)           15,394
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          $    25,974         $    46,107       $    86,226
                                                                   ===========         ===========       ===========


       The accompanying notes are an integral part of these statements.

                       Office Depot Inc. And Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

     Office Depot, Inc. and subsidiaries (the "Company") operates a national chain of high-volume office supply stores and contract stationer/delivery warehouses. The Company was incorporated in March 1986 and opened its first store in October 1986.

                            BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in joint ventures are accounted for using the equity method.
     The Company is on a 52 or 53 week fiscal year ending on the last Saturday in December. The fiscal years presented in the financial statements include 52 weeks in 1995, 53 weeks in 1994 and 52 weeks in 1993.
     All common stock share and per share amounts for all periods presented have been adjusted for two three-for-two stock splits in June
1994 and June 1993 effected in the form of stock dividends.
     Certain reclassifications were made to prior year statements to conform to current year presentations.

                               USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          CASH AND CASH EQUIVALENTS

     The Company considers any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                                 RECEIVABLES

     Receivables as of December 30, 1995 and December 31, 1994 are comprised of trade receivables not financed through outside programs, totaling approximately $187,476,000 and $119,203,000, respectively, as well as amounts due from others. An allowance for doubtful accounts is provided for estimated amounts considered to be uncollectible. The credit risk related to these trade receivables is limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.
     Amounts due from others, totaling approximately $192,955,000 and $147,426,000 as of December 30, 1995 and December 31, 1994, respectively, consist primarily of estimated receivables from vendors under various rebate, cooperative advertising and miscellaneous marketing programs. Funds received from vendors under rebate and miscellaneous marketing programs related to the purchase price of merchandise inventories are capitalized and recognized as a reduction of cost of sales as merchandise is sold. Amounts relating to cooperative advertising and marketing are recognized as a reduction of advertising expense in the period that the related expenses are incurred.

                           MERCHANDISE INVENTORIES

     Inventories are stated at the lower of weighted average cost or market value.

                                 INCOME TAXES

     The Company provides for Federal and state income taxes currently payable as well as deferred income taxes resulting from temporary differences between the basis of assets and liabilities for tax purposes and for financial statement purposes using the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this standard, deferred tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements.

                            PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on a straight line basis. Estimated useful lives are 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the terms of the respective leases, including applicable renewal periods, or the service lives of the improvements. The Company capitalized interest costs of approximately $600,000 in 1995 and $1,000,000 in 1994 as part of the cost of major asset construction projects. Since there were no such projects in 1993, no interest costs were capitalized in that year.

                       Office Depot Inc. And Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)

                                    GOODWILL

     Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $12,164,000 and $6,946,000 as of December 30, 1995 and December 31, 1994, respectively. Management periodically evaluates the recoverability of goodwill, which would be adjusted for a permanent decline in value, if any, as measured by projected undiscounted future cash flows from the acquired businesses.

                                  ADVERTISING

     Advertising costs are charged to expense when incurred. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain advertising costs. Advertising expense, net of vendor reimbursements, amounted to $42,878,000 in 1995, $45,361,000 in 1994, and $28,270,000 in 1993.

                              PRE-OPENING EXPENSES

     Pre-opening expenses related to new store and delivery warehouse openings are expensed as incurred.

                            POSTRETIREMENT BENEFITS

     The Company does not currently provide postretirement benefits for its employees.

                            INSURANCE RISK RETENTION

     The Company retains certain risks for workers' compensation, general liability and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure about
Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the Consolidated Balance Sheets of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.
     The following methods and assumptions were used to estimate fair value:
     - the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value due to their short term nature;
     - discounted cash flows using current interest rates for financial instruments with similar characteristics and maturity were used to determine the fair value of short-term and long-term debt; and,
     - market prices were used to determine the fair value of the zero coupon, convertible, subordinated notes.
     There were no significant differences as of December 30, 1995 and December 31, 1994 in the carrying value and fair value of financial instruments except for the zero coupon, convertible, subordinated notes which had a carrying value of $382,570,000 and $366,340,000 and a fair value of $422,407,000 and $407,675,000 at the end of 1995 and 1994, respectively.

                         NEW ACCOUNTING PRONOUNCEMENTS

     The Company will adopt the following Statements of Financial Accounting Standards ("SFAS") in the year ending December 28, 1996.
     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. Long-lived assets and certain identifiable intangibles to be held and used by a company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impairment loss for such long-lived assets and identifiable intangibles should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are required to be reported generally at the lower of the carrying amount or fair value less cost to sell. SFAS No. 121 is effective for fiscal years that begin after December 15, 1995. Management has not yet determined the effect of SFAS No. 121 on the Company's financial position or results of operations.
     SFAS No. 123, "Accounting for Stock-Based Compensation" estab-

                       Office Depot Inc. And Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)

lishes financial accounting and reporting standards for stock-based employee compensation plans, including stock options, stock purchase plans, restricted stock, and stock appreciation rights. SFAS No. 123 defines and encourages the use of the fair value method of accounting for employee stock-based compensation. Continuing use of the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25") for measurement of employee stock-based compensation is allowed with pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. Transactions in which equity instruments are issued in exchange for goods or services from non-employees must be accounted for based on the fair value of the consideration received or of the equity instrument issued, whichever is more reliably measurable. SFAS No. 123 is effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company has determined that it will continue to use the method of accounting prescribed in APB 25 for measurement of employee stock-based compensation, and will begin providing the required pro forma disclosures in its financial statements for the year ending December 28, 1996 as allowed by SFAS No. 123.

NOTE B - PROPERTY & EQUIPMENT
-------------------------------------------------------------------------------

Property and equipment consists of:

                                        December 30,         December 31,
                                            1995                 1994
------------------------------------------------------------------------
                                                (in thousands)
Land                                     $ 64,094               $ 38,058
Buildings                                  66,703                 31,619
Leasehold improvements                    278,821                215,503
Furniture, fixtures and equipment         338,308                239,170
------------------------------------------------------------------------
                                          747,926                524,350
Less accumulated depreciation and
  amortization                            182,844                127,121
------------------------------------------------------------------------
                                         $565,082               $397,229
                                         ========               ========

Equipment held under capital leases included in furniture, fixtures and equipment above consists of:

                                        December 30,         December 31,
                                            1995                1994
------------------------------------------------------------------------
                                                 (in thousands)
Equipment                                 $22,439                $15,681
Less accumulated depreciation              12,919                 12,258
------------------------------------------------------------------------
                                          $ 9,520                $ 3,423
                                          =======                =======

NOTE C LONG-TERM DEBT
--------------------------------------------------------------------------------

Long-term debt consists of the following:

                                        December 30,           December 31,
                                           1995                    1994
---------------------------------------------------------------------------
                                                  (in thousands)
Capital lease obligations
  collateralized by certain
  equipment and fixtures                 $  8,570                $ 3,417
13% senior subordinated notes,
  unsecured and due 2002                    9,888                 10,126
Non-interest bearing promissory note,
  due February 1996, guaranteed by an
  irrevocable letter of credit              1,980                      -
Bank borrowings                            95,000                 15,000
Installment notes, interest
  rates ranging from 5.9% to 18.7%,
  payable in monthly installments
  through 2007, collateralized by
  certain equipment                           211                  2,947
------------------------------------------------------------------------
                                          115,649                 31,490
Less current portion                        3,309                  4,030
------------------------------------------------------------------------
                                         $112,340                $27,460
                                         ========                =======

                       Office Depot Inc. And Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)
NOTE C - LONG-TERM DEBT (continued)
-------------------------------------------------------------------------------

     The Company has a credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line and letters of credit totaling $300,000,000. The agreement provides that funds borrowed will bear interest, at the Company's option, at either: the higher of the prime rate or
 .5% over the Federal Funds rate; the LIBOR rate plus .25% to .375%, depending on the fixed charge coverage ratio; 1.75% over the Federal Funds rate; or under a competitive bid facility. The Company must also pay a fee of between .125% and .25% per annum, depending on the Company's fixed charge coverage ratio, on the available and unused portion of the credit facility. The credit facility expires in June 2000. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $25,000,000 of equipment on behalf of the Company and lease such equipment to the Company. As of December 30, 1995, the Company had $95,000,000 of outstanding borrowings under the revolving credit facility and had utilized approximately $7,621,000 of the lease facility. Additionally, the Company had outstanding letters of credit under the credit agreement totaling $15,612,000 as of December 30, 1995. The loan agreement contains covenants relating to maintaining various financial statement ratios.


Contractual maturities of long-term debt are as follows:

                                   December 30,
                                       1995
            -------------------------------------
                                  (in thousands)
            1996                    $  3,309
            1997                       1,964
            1998                       1,841
            1999                       1,903
            2000                      96,849
            Thereafter                 9,783
            --------------------------------
                                    $115,649
                                    ========


Future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 30, 1995 are as follows:

                                                  December 30,
                                                      1995
                      -------------------------------------------
                                                 (in thousands)
                      1996                          $1,759
                      1997                           1,692
                      1998                           1,718
                      1999                           1,680
                      2000                           1,288
                      Thereafter                     1,000
                      ------------------------------------
                      Minimum lease payments         9,137
                      Less: amount representing
                      interest at 9.5% to 15.0%        567
                      ------------------------------------
                      Present value of net minimum
                      lease payments                 8,570
                      Less: current portion          1,318
                      ------------------------------------
                      Non-current portion           $7,252
                                                    ======


                      Office Depot Inc. And Subsidiaries
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    (continued)


NOTE D - ZERO COUPON, CONVERTIBLE, SUBORDINATED NOTES
--------------------------------------------------------------------------------

     On December 11, 1992, the Company issued $316,250,000 principal amount of Liquid Yield Option Notes (LYONs) with a price to the public of $150,769,000. The issue price of each such LYON was $476.74 and there will be no periodic payments of interest. The LYONs will mature on December 11, 2007 at $1,000 per LYON, representing a yield to maturity of 5% (computed on a semi-annual bond equivalent basis).
     On November 1, 1993, the Company issued $345,000,000 principal amount of LYONs with a price to the public of $190,464,000. The issue price of each such LYON was $552.07 and there will be no periodic payments of interest. These LYONs will mature on November 1, 2008 at $1,000 per LYON, representing a yield to maturity of 4% (computed on a semi-annual bond equivalent basis).
     All LYONs are subordinated to all existing and future senior indebtedness of the Company.
     Each LYON is convertible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, into common stock of the Company at a conversion rate of 29.263 shares per 1992 LYON and 21.234 shares per 1993 LYON. The LYONs may be required to be purchased by the Company, at the option of the holder, as of December 11, 1997 and December 11, 2002 for the 1992 LYONs and as of November 1, 2000 for the 1993 LYONs, at the issue price plus accrued original issue discount. The Company, at its option, may elect to pay the purchase price on any particular purchase date in cash or common stock, or any combination thereof. During 1995, $506,000 par value of 1992 LYONs were converted to 14,801 shares of common stock of the Company for an aggregate conversion price of approximately $275,000, including accrued interest.
     In addition, prior to December 11, 1997 for the 1992 LYONs and prior to November 1, 2000 for the 1993 LYONs, the LYONs will be purchased for cash by the Company, at the option of the holder, in the event of a change in control of the Company. Beginning on December 11, 1996, for the 1992 LYONs and on November 1, 2000 for the 1993 LYONs, the LYONs are redeemable for cash at any time at the option of the Company in whole or in part at the issue price plus accrued original issue discount through the date of redemption.

                      Office Depot Inc. And Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)

NOTE E - INCOME TAXES
--------------------------------------------------------------------------------

The income tax provision consists of the following:

                                                       52 Weeks            53 Weeks             52 Weeks
                                                         Ended               Ended                Ended
                                                      December 30,       December 31,          December 25,
                                                          1995               1994                 1993
-----------------------------------------------------------------------------------------------------------
                                                                        (in thousands)
Current
 Federal                                                $65,573             $62,211              $40,068
 State                                                   12,613              14,616                9,449
Deferred (benefit)                                       11,336              (2,854)              (4,399)
------------------------------------------------------------------------------------------------------------
Total provision for income taxes                        $89,522             $73,973              $45,118
                                                        =======             =======              =======

The tax effected components of deferred income tax accounts consist of the following:

                                                          As of              As of                 As of
                                                       December 30,      December 31,           December 25,
                                                           1995              1994                  1993
------------------------------------------------------------------------------------------------------------
                                                                        (in thousands)
Interest premium on notes redeemed                      $ 2,004             $ 4,944              $ 7,832
Self-insurance accruals                                   5,839               8,302                6,466
Inventory costs capitalized for tax purposes              2,797               4,483                3,215
Other items, net                                         24,308              20,563               14,435
--------------------------------------------------------------------------------------------------------
Deferred tax assets                                      34,948              38,292               31,948
--------------------------------------------------------------------------------------------------------
Excess of tax over book depreciation                      7,468               3,524                3,208
Capitalized leases                                        4,781               4,509                3,160
Other items, net                                          8,819               5,043                3,218
--------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                 21,068              13,076                9,586
--------------------------------------------------------------------------------------------------------
Net deferred tax assets                                 $13,880             $25,216              $22,362
                                                        =======             =======              =======

The following schedule is a reconciliation of income taxes at the federal statutory rate to the provision for income taxes:


                                                       52 Weeks           53 Weeks              52 Weeks
                                                        Ended               Ended                Ended
                                                     December 30,        December 31,         December 25,
                                                         1995               1994                 1993
--------------------------------------------------------------------------------------------------------
                                                                        (in thousands)
  Tax computed at the statutory rate                    $77,672             $62,626              $40,583
  State taxes net of federal benefit                      8,877               8,944                5,748
  Effect of S Corporation income prior
   to acquisitions                                            _              (1,161)              (1,709)
  Nondeductible goodwill amortization                     1,843               1,955                  483
  Other items, net                                        1,130               1,609                   13
--------------------------------------------------------------------------------------------------------
  Provision for income taxes                            $89,522             $73,973              $45,118
                                                        =======             =======              =======

Four of the contract stationers acquired in 1994 were organized as S Corporations and, therefore, did not provide for income taxes prior to their respective acquisitions.

                      Office Depot Inc. And Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)

NOTE F - COMMITMENTS & CONTINGENCIES
--------------------------------------------------------------------------------

                                    LEASES

     The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. The leases provide for the Company to pay real estate taxes, common area maintenance, and certain other expenses, including, in some instances, contingent rentals based on sales. Lease terms, excluding renewal option periods exercisable by the Company at escalated rents, expire between 1996 and 2020. In addition to the base lease term, the Company has various renewal option periods. Also, certain equipment used in the Company's operations is leased under operating leases. A schedule of fixed operating lease commitments follows:

                           December 30,
                              1995
---------------------------------------
                         (in thousands)
1996                      $  142,155
1997                         132,099
1998                         121,660
1999                         111,117
2000                          95,794
Thereafter                   532,366
---------------------------------------
                          $1,135,191
                          ==========

     The above amounts include 42 stores leased but not yet opened as of December 30, 1995. The Company is in the process of opening new stores and delivery warehouses in the ordinary course of business, and leases signed subsequent to December 30, 1995 are not included in the above described commitment amount. Rent expense, including equipment rental, was approximately $154,633,000, $124,693,000 and $94,017,000, during 1995, 1994 and 1993, respectively.
                                    OTHER

        Certain holders of the Company's common stock have limited demand registration rights. The cost of such registration will generally be borne by the Company.
        The Company is involved in litigation arising in the normal course of its business. In the opinion of management, these matters will not materially affect the financial position or results of operations of the Company.
        As of December 30, 1995, the Company has reserved 16,565,515 shares of unissued common stock for conversion of the subordinated notes (see Note D).

NOTE G - EMPLOYEE BENEFIT PLANS
--------------------------------------------------------------------------------

                              STOCK OPTION PLANS

        As of December 30, 1995, the Company had reserved 11,639,710 shares of common stock for issuance to officers and key employees under its 1986 and 1987 Incentive Stock Option Plans, its 1988 and 1989 Employees Stock Option Plans, its Omnibus Equity Plan, and its Directors Stock Option Plan. Under these plans, the option price must be equal to or in excess of the market price of the stock on the date of the grant or, in the case of employees who own 10% or more of common stock, the minimum price must be 110% of the market price.
        Options granted to date become exercisable from one to four years after the date of grant, provided that the individual is continuously employed by the Company. All options expire no more than ten years after the date of grant. Options to purchase 4,774,106 shares were exercisable at December 30, 1995. No amounts have been charged to income under the plans.

                      Office Depot Inc. And Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)


NOTE G - EMPLOYEE BENEFIT PLANS (continued)
---------------------------------------------------------------------------

                                         Number of       Option Price
                                          Shares           Per Share
---------------------------------------------------------------------------
Outstanding at December 27, 1992         8,736,195     $   .02 - 15.28
Granted                                  2,214,702     $ 13.22 - 23.84
Canceled                                   449,628     $  1.76 - 17.92
Exercised                                1,785,528     $   .30 - 15.00
---------------------------------------------------------------------------
Outstanding at December 25, 1993         8,715,741     $   .02 - 23.84
Granted                                  1,944,002     $ 20.00 - 26.50
Canceled                                   342,094     $  2.09 - 25.13
Exercised                                1,948,270     $   .02 - 21.92
---------------------------------------------------------------------------
Outstanding at December 31, 1994         8,369,379     $   .02 - 26.50
Granted                                  1,983,750     $ 19.69 - 31.94
Canceled                                   291,487     $  5.89 - 31.00
Exercised                                1,735,841     $   .02 - 26.50
---------------------------------------------------------------------------
Outstanding at December 30, 1995         8,325,801     $  2.21 - 31.94
                                         =========

                         EMPLOYEE STOCK PURCHASE PLAN

        In October 1989, the Board of Directors approved an Employee Stock Purchase Plan, which permits eligible employees to purchase common stock from the Company at 90% of its fair market value through regular payroll deductions. The maximum aggregate number of shares eligible for purchase under the plan is 1,125,000.

                           RETIREMENT SAVINGS PLAN

        In February 1990, the Board of Directors approved a Retirement Savings Plan, which permits eligible employees to make contributions to the plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes a matching stock contribution of 50% of the employee's pretax contribution up to a maximum of 3% of the employee's compensation in any calendar year. The Retirement Savings Plans of the acquired companies were merged into the Company's Plan during 1994 and 1995.


NOTE H - CAPITAL STOCK
--------------------------------------------------------------------------------

     In August 1995, the Company completed a public offering of 4,325,000 shares of common stock, raising net proceeds of approximately $121,799,000.
     As of December 30, 1995, there was 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

                      Office Depot Inc. And Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                     (continued)

NOTE I - PURCHASE OF EASTMAN AND WILSON
--------------------------------------------------------------------------------

     On May 17, 1993, the Company acquired substantially all of the assets and assumed certain of the liabilities of the office supply business of Wilson Stationery & Printing Company ("Wilson"), a contract stationer based in Houston, Texas. The Company issued 995,821 shares of common stock, representing $15,000,000 at market value at date of issuance, in exchange for the acquired net assets of Wilson. This acquisition was accounted for as a purchase.
     On September 13, 1993, the Company acquired the common stock of Eastman Office Products Corporation ("Eastman"), a contract stationer and office furniture dealer headquartered in California that operates primarily in the western United States. In connection with the acquisition, the Company issued 4,039,580 shares of common stock with a market value of approximately $79,707,000 and paid $20,001,000 in cash. This acquisition was accounted for as a purchase. The Company also acquired the outstanding preferred stock of Eastman for $13,158,000. Additionally, the Company offered to purchase for cash, pursuant to a tender offer, $90,000,000 principal amount of Eastman, Inc.'s 13% Series B Subordinated Notes due 2002 (the "Notes"). Pursuant to the tender offer, in October 1993 the Company purchased $81,750,000 principal amount of the Notes for $103,414,000 in cash.
     The excess of the cost over the fair value of net assets acquired for the above acquisitions is being amortized over 40 years on the straight-line method. The Company's Consolidated Statements of Earnings include the operating results of acquisitions from the respective dates of the purchases.

NOTE J - SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES
--------------------------------------------------------------------------------

The Consolidated Statements of Cash Flows for 1995, 1994 and 1993 do not include the following non-cash investing and financing transactions:

                                                               52 Weeks         53 Weeks          52 Weeks
                                                                Ended             Ended             Ended
                                                              December 30,     December 31,      December 25,
                                                                 1995             1994              1993
-------------------------------------------------------------------------------------------------------------
                                                                            (in thousands)
Equipment purchased under capital
 leases                                                          $5,836                -                  -
Conversion of convertible, subordinated
 debt to common stock                                               275                -                  -
Additional paid-in capital related to tax
 benefit on stock options exercised                               7,598           $6,816          $   3,525
Acquisition of net assets of Wilson and Eastman:
      Fair value of assets acquired (including goodwill)              -                -            333,805
      Liabilities assumed                                             -                -           (219,097)
      -------------------------------------------------------------------------------------------------------
      Net assets acquired                                             -                -            114,708
      Total issuance of common stock                                  -                -             94,707
      -------------------------------------------------------------------------------------------------------
      Cash used to purchase Eastman common stock                      -                -          $  20,001
                                                                                                  =========

NOTE K - RECEIVABLES SOLD WITH RECOURSE
--------------------------------------------------------------------------------

     The Company has two private label credit card programs which are managed by financial services companies. All credit card receivables related to one of these programs were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $313,000,000, $253,000,000 and $185,000,000 in 1995, 1994 and 1993, respectively. The Company's maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables with recourse, which totaled approximately $54,400,000 at December 30, 1995. The financial services company periodically estimates the percentage to be withheld from proceeds for receivables sold to achieve the necessary reserve for potential uncollectible amounts. The Company expenses such withheld amounts at the time of the sale to the financial services company.

                      Office Depot Inc. And Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                    (continued)
NOTE L - NET EARNINGS PER SHARE
--------------------------------------------------------------------------------

        Net earnings per common and common equivalent share is based upon the weighted average number of shares and equivalents outstanding during each period. Stock options are considered common stock equivalents. The zero coupon, convertible, subordinated notes are not common stock equivalents. Net earnings per common share assuming full dilution was determined on the assumption that the convertible notes were converted as of the beginning of the period or when issued. Net earnings under this assumption has been adjusted for interest net of its tax effect.

The information required to compute net earnings per share on a primary and fully diluted basis is as follows:

                                                     52 Weeks       53 Weeks       52 Weeks
                                                       Ended          Ended         Ended
                                                    December 30,   December 31,   December 25,
                                                        1995          1994           1993
----------------------------------------------------------------------------------------------
                                                                 (in thousands)
Primary:
  Weighted average number of common and
     common equivalent shares                          155,551       152,570       147,640
                                                      ========      ========      ========

Fully diluted:
  Net earnings                                        $132,399      $104,957      $ 70,832
  Interest expense related to convertible
    notes, net of tax                                   10,068         9,359         5,340
  --------------------------------------------------------------------------------------------
  Adjusted net earnings                               $142,467      $114,316      $ 76,172
                                                      ========      ========      ========
  Weighted average number of common and
    common equivalent shares                           155,674       152,654       147,959
  Shares issued upon assumed conversion
    of convertible notes                                16,568        16,580        10,466
  --------------------------------------------------------------------------------------------
  Shares used in computing net earnings per
    common and common equivalent share
    assuming full dilution                             172,242       169,234       158,425
                                                      ========      ========      ========

                      Office Depot Inc. And Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                    (continued)

NOTE M - QUARTERLY FINANCIAL DATA (Unaudited)
--------------------------------------------------------------------------------

                                    First       Second      Third       Fourth
                                   Quarter      Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
                                      (in thousands, except per share data)
Fiscal Year Ended
   December 30, 1995
Net sales                        $1,351,212  $1,200,410   $1,337,108  $1,424,462
Gross profit(1)                     304,829     271,804      307,490     318,735
Net earnings                         32,474      27,418       36,842      35,665
                                 ----------  ----------   ----------  ----------
Net earnings per common
  share (fully diluted)          $      .21  $      .18   $      .23  $      .22
                                 ==========  ==========   ==========  ==========
Fiscal Year Ended
  December 31, 1994
Net sales                        $1,041,396  $  924,676   $1,044,815  $1,255,312
Gross profit(1)                     236,937     215,600      243,538     286,626
Net earnings                         24,546      20,809       27,411      32,191
                                 ----------  ----------   ----------  ----------
Net earnings per common
  share (fully diluted)          $      .16  $      .14   $      .18  $      .20
                                 ==========  ==========   ==========  ==========

_______________________

(1) Gross profit is net of occupancy costs.