Form 10-K405, Exhibit 13
period 1997-12-27
OFFICE DEPOT INC
filed 1998-03-25
CIK 800240

                                                                EXHIBIT 13.1



OFFICE DEPOT, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts and statistical data)

--------------------------------------------------------------------------------

                                                   52 WEEKS         52 WEEKS         52 WEEKS         53 WEEKS         52 WEEKS
                                                     ENDED            ENDED            ENDED           ENDED             ENDED
                                                  DECEMBER 27,     DECEMBER 28,     DECEMBER 30,     DECEMBER 31,     DECEMBER 25,
                                                      1997            1996             1995              1994             1993
                                                  -----------      -----------      -----------      -----------      -----------
STATEMENTS OF EARNINGS DATA:
Sales .......................................     $ 6,717,514      $ 6,068,598      $ 5,313,192      $ 4,266,199      $ 2,836,787
Cost of goods sold and occupancy costs ......       5,143,311        4,700,910        4,110,334        3,283,498        2,185,145
                                                  -----------      -----------      -----------      -----------      -----------
Gross profit ................................       1,574,203        1,367,688        1,202,858          982,701          651,642
Store and warehouse operating
 and selling expenses .......................       1,062,877          951,084          782,478          642,572          423,272
Pre-opening expenses ........................           6,609            9,827           17,746           11,990            9,073
General and administrative expenses .........         196,503          162,149          153,344          130,022           95,142
Amortization of goodwill ....................           5,246            5,247            5,213            5,288            1,617
                                                  -----------      -----------      -----------      -----------      -----------
Operating profit ............................         302,968          239,381          244,077          192,829          122,538
Interest income .............................           5,157            1,593            1,357            4,000            4,626
Interest expense ............................         (21,583)         (26,078)         (22,551)         (18,096)         (11,322)
Equity in (losses) earnings of investees, net          (7,034)          (2,178)            (962)             197              108
Merger costs ................................         (16,094)              --               --               --               --
                                                  -----------      -----------      -----------      -----------      -----------
Earnings before income taxes ................         263,414          212,718          221,921          178,930          115,950
Income taxes ................................         103,738           83,676           89,522           73,973           45,118
                                                  -----------      -----------      -----------      -----------      -----------
Net earnings ................................     $   159,676      $   129,042      $   132,399      $   104,957      $    70,832
                                                  ===========      ===========      ===========      ===========      ===========


Earnings per common share:
  Basic .....................................     $      1.01      $       .82      $       .87      $       .71      $       .50
  Diluted ...................................             .97              .80              .83              .68              .48

Dividends ...................................              --               --               --               --               --


                                                    DECEMBER 27,     DECEMBER 28,    DECEMBER 30,    DECEMBER 31,      DECEMBER 25,
                                                       1997             1996            1995            1994              1993
                                                  -----------      -----------      -----------      -----------      -----------
STATISTICAL DATA:
Facilities open at end of period:
  Office supply stores ......................             602              561              501              420              351
  Contract stationer/delivery warehouses ....              23               23               23               24               23
  Other retail locations ....................              10                9                3               --               --

BALANCE SHEET DATA:
Working capital .............................     $   882,805      $   693,795      $   708,984      $   487,333      $   471,114
Total assets ................................       2,981,089        2,740,317        2,531,217        1,903,983        1,531,092
Long-term debt(1) ...........................         447,020          416,757          494,910          393,800          367,602
Common stockholders' equity .................       1,328,905        1,155,945        1,002,995          715,271          590,284



-------------

(1)  Excludes current maturities.

Office Depot, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

GENERAL

         Office Depot began operations by opening its first office supply store in Florida in October 1986. The Company implemented an expansion program to establish itself as a leader in targeted market areas with high concentrations of small- and medium-sized businesses. This program included opening new stores and acquiring stores in strategic markets. At the end of 1997, the Company operated 612 office products stores in 38 states, the District of Columbia and Canada. Store opening activity for the last five years is summarized as follows:

                                                                       OFFICE PRODUCTS STORES
                                      --------------------------------------------------------------------------------------
                                        OPEN                OFFICE SUPPLY STORES                 OTHER               OPEN
                                      BEGINNING             ---------------------             RETAIL STORES           END
                                      OF PERIOD             OPENED         CLOSED                OPENED            OF PERIOD
                                      ---------             ------         ------             -------------        ---------
         1993                            284                  68               1                  ---                 351
         1994                            351                  71               2                  ---                 420
         1995                            420                  82               1                    3                 504
         1996                            504                  60             ---                    6                 570
         1997                            570                  42               1                    1                 612



         The Company currently plans to open approximately 80 to 100 stores during 1998. Uncertainty and the loss of certain real estate personnel, both resulting from the terminated merger with Staples, Inc. ("Staples"), negatively affected the Company's store openings during 1997.

         In 1993 and 1994, the Company expanded into the full service contract stationer portion of the office supply industry by acquiring contract stationers with 18 delivery warehouses throughout the United States. The Company, through its Business Services Division, operated 23 delivery warehouses (also referred to as customer service centers) throughout the United States at the end of 1997. Since acquiring these contract stationers, the Company's focus in expanding this portion of its business has been on replacing outdated, inefficient acquired facilities with new warehouses and on increasing market share, primarily through marketing programs and the integration and improvement of systems and processes. During the past three years, the Company has converted substantially all of the acquired companies' warehouse and order entry systems to new standardized systems. In late 1997, the Company began converting the largest of its customer service centers in California to its standardized warehouse and order entry systems. Once this conversion is completed, which is expected to be in the second half of 1998, the integration of this business will be substantially finished.

         The Company's results are impacted by the costs incurred in connection with its new store opening schedule and its warehouse conversion program. Pre-opening expenses are charged to earnings as incurred. Corporate general and administrative expenses are also incurred in anticipation of store openings. As the Company's store base and sales volume continue to grow, the Company expects that the adverse impact on profitability from new store openings will continue to decrease as expenses incurred prior to store openings continue to represent a declining percentage of total sales.

         The Company operates on a 52 or 53 week fiscal year ending on the last Saturday in December.

RESULTS OF OPERATIONS FOR THE YEARS 1997, 1996 AND 1995

         SALES. Sales increased to $6,717,514,000 in 1997 from $6,068,598,000 in
1996 and $5,313,192,000 in 1995, or 11% in 1997 and 14% in 1996. The increases in sales were due primarily to the 41 additional office supply stores in 1997 and the 60 additional office supply stores in 1996. The increases also were attributable to same store sales growth. Comparable sales in 1997 for the 560 office supply stores and 23 warehouses open for more than one year at December 27, 1997 increased 6% from 1996. Comparable sales in 1996 for the 501 office supply stores and 23 warehouses open for more than one year at December 28, 1996 increased 5% from 1995. Comparable in-store sales increases were 1% and 2% in 1997 and 1996, respectively, while comparable sales increases were 18% in 1997 and 13% in 1996 in the Business Services Division. Comparable sales in the future may be affected by competition from other stores, the opening of additional stores in existing markets and economic conditions. Sales of computers, business machines and related supplies in 1997 have risen as a percentage of total sales over 1996 and 1995 sales in this category.

Office Depot, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

         GROSS PROFIT. Gross profit as a percentage of sales was 23.4% in 1997, 22.5% in 1996 and 22.6% in 1995. In 1997 and 1996, gross profit as a percentage of sales was positively impacted by purchasing efficiencies gained from vendor discount and rebate programs. In 1996, increased occupancy costs as a result of the Company's continued expansion into densely populated markets, which have higher average rents, negatively impacted gross profit as a percentage of sales. While revenue from the sale of business machines and computers, which yield lower gross profits than other product categories, has continued to increase as a percentage of total sales, the downward pressure on overall gross profit has declined in 1997 since sales of computers, which have the lowest gross profits in that product category, have decreased as a percentage of sales and business machines and consumable machine supplies have increased.

         STORE AND WAREHOUSE OPERATING AND SELLING EXPENSES. Store and warehouse operating and selling expenses as a percentage of sales were 15.8% in 1997, 15.7% in 1996 and 14.7% in 1995. Store and warehouse operating and selling expenses, the largest component of which is personnel costs, have increased in the aggregate primarily due to the Company's expansion program. The Company, in 1995 through 1997, invested in larger delivery warehouses in its Business Services Division to accommodate future growth as part of the integration of its contract stationer delivery business. These investments and operating system conversions, as part of the Company's integration efforts, have increased current operating expenses as a percentage of sales but should become leveraged as additional sales are generated in these facilities. In addition to the expansion of its contract stationer business, the Company has continued its retail business expansion.

         PRE-OPENING EXPENSES. As a result of continued store and delivery warehouse openings and replacements, pre-opening expenses incurred were $6,609,000 in 1997, $9,827,000 in 1996 and $17,746,000 in 1995. Pre-opening expenses, which are currently approximately $150,000 per office supply prototype store, are predominately incurred during a six-week period prior to the store opening. New standard-sized warehouse pre-opening expenses approximate $500,000; however, due to the larger size of the new California facilities, costs incurred may be substantially higher. These expenses consist principally of amounts paid for salaries and property expenses. Since the Company's policy is to expense these items during the period in which they occur, the amount of pre-opening expenses each year is generally proportional to the number of new stores and delivery centers opening.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of sales were 2.9% in 1997, 2.7% in 1996 and 2.9% in 1995. General and administrative expenses include, among other costs, site selection expenses and store management training expenses and, therefore, vary somewhat with the number of new store openings. During 1995 through 1997, the Company has increased its commitment to improving the efficiency of its management information systems and has significantly expanded its information systems programming staff. While this systems investment has increased general and administrative expenses in the short term, the Company believes it will provide benefits in the future. These increases have been offset by a decrease in other general and administrative expenses as a percentage of sales, primarily as a result of the Company's ability to increase sales without a proportionate increase in corporate expenditures. The increase in general and administrative expenses as a percentage of sales from 1996 to 1997 was partially attributable to bonus accruals under the Company's incentive pay programs in 1997. In 1996, the Company did not meet its performance goals under its incentive pay programs.

         OTHER INCOME AND EXPENSES. During 1997, 1996 and 1995, interest expense was $21,583,000, $26,078,000 and $22,551,000, respectively. The changes in interest expense are primarily due to changes in the amounts drawn on the Company's working capital line of credit. Interest income during 1997, 1996 and 1995 was $5,157,000, $1,593,000 and $1,357,000, respectively. The increase in interest income from 1996 to 1997 is due primarily to cash generated from improved inventory and other asset management and lower cash expenditures resulting from reduced store openings.

         EQUITY IN (LOSSES) EARNINGS OF INVESTEES, NET. The Company's equity in the losses of its affiliates, net of franchise income, was $7,034,000 in 1997, $2,178,000 in 1996 and $962,000 in 1995. The increase in 1996 was substantially attributable to losses in connection with the Company's joint venture in France, while the increase in 1997 was primarily attributable to increased losses in France and to losses in connection with the Company's new joint venture in Japan. The Company anticipates that these losses will continue to increase in 1998 as the Company expands its operations in France and Japan with the opening of new stores.

         MERGER COSTS. In September 1996, the Company entered into an agreement and plan of merger with Staples. In June 1997, the proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission. In July 1997, the Company and Staples announced that the merger agreement had been terminated. The Company expensed costs of $16,094,000 in 1997 directly related to the terminated merger. These costs, consisting primarily of legal fees, investment banker fees and personnel retention costs, represent all costs incurred in connection with the merger.

Office Depot, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

         INCOME TAXES. The effective income tax rate, in comparison to statutory rates, for 1997, 1996 and 1995 was negatively impacted by nondeductible goodwill amortization. The changes in the effective income tax rates from 1995 to 1996 and 1996 to 1997 were primarily due to changes in the effective state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

         Since the Company's inception in March 1986, the Company has relied upon equity capital, convertible debt, capital equipment leases and bank borrowings as the primary sources of its funds. In August 1995, the Company issued 4,325,000 shares of common stock in a public offering raising net proceeds of $121,799,000.

         Since the Company's store sales are substantially on a cash and carry basis, cash flow generated from operating stores provides a source of liquidity to the Company. Working capital requirements are reduced by vendor credit terms that allow the Company to finance a portion of its inventory. The Company utilizes private label credit card programs administered and financed by financial services companies, which allows the Company to expand store sales without the burden of additional receivables.

         A significant portion of the sales made from the delivery warehouses are made under regular commercial credit terms under which the Company carries its own receivables. As the Company expands its delivery and contract business, it is expected that the Company's receivables will continue to grow.

         The Company added (net of closures) 42 office products stores in 1997, 66 office products stores in 1996 and 84 office products stores in 1995. Net cash provided by operating activities was $386,364,000, $112,963,000 and $25,974,000 for 1997, 1996 and 1995, respectively. The increase in cash provided by operating activities from 1996 to 1997 is primarily the result of improved inventory and other asset management. As stores mature and become more profitable, and as the number of new stores opened in a year becomes a smaller percentage of the existing store base, cash generated from operations will provide a greater portion of funds required for new store inventories and other working capital requirements. Increases in Business Services Division sales from existing warehouses also leverages assets employed and generates working capital. Cash generated from operations will continue to be affected by increases in receivables carried and increases in inventory as the Company adds additional stores and utilizes additional capacity in its warehouses as part of its expansion plans. Capital expenditures are also affected by the number of stores and warehouses opened or replaced each year and the increase in computer and other equipment at the corporate office required to support such expansion. Cash utilized for capital expenditures was $94,235,000 in 1997, $176,888,000 in 1996 and $219,892,000 in 1995. The decrease in cash utilized for capital expenditures is due primarily to the reduction of store openings in 1997. During 1997, the Company's cash balance increased by $148,239,000 and long- and short-term debt decreased by $109,603,000.

         The Company entered into a new credit agreement in February 1998 with a syndicate of banks which provides for a working capital line and letters of credit totaling $300,000,000. The credit agreement provides that funds borrowed bear interest, at the Company's option: at a rate based on a grid incorporating credit rating and fixed charge coverage ratio factors that currently would result in .21 % over LIBOR, at the higher of .5% over the Federal Funds rate and a base rate linked to the prime rate, or at a rate determined under a competitive bid facility. The Company must also pay a facility fee at a rate based on a grid incorporating credit rating and fixed charge coverage ratio factors that currently would result in a .115% per annum charge on the credit facility. The credit facility expires in February 2003. The credit agreement contains certain restrictive covenants relating to various financial statement ratios. As of December 27, 1997, the Company had no outstanding borrowings and had outstanding letters of credit totaling $9,768,000 under its previous credit facility. In the first quarter of 1997, the Company repaid in full all borrowings outstanding at December 28, 1996 under its previous credit agreement. Accordingly, the outstanding balance was reflected as a current liability at December 28, 1996. In June 1995, the Company entered into a lease facility, under which the bank agreed to purchase up to $25,000,000 of equipment on behalf of the Company and lease such equipment to the Company. As of December 27, 1997, the Company had utilized approximately $21,556,000 of this lease facility.

         The Company currently plans to open approximately 80 to 100 stores and significantly expand at least two delivery warehouses during 1998. Uncertainty and the loss of certain real estate personnel, both resulting from the terminated merger with Staples, has negatively affected, on a short-term basis, the Company's store openings through early 1998. Management estimates that the Company's cash requirements, exclusive of pre-opening expenses, will be approximately $1,900,000 for each additional office supply store, which includes an average of approximately $1,100,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment in the stores, as well as approximately $800,000 for the portion of the store inventory that is not financed by vendors. The cash requirements, exclusive of pre-opening expenses, for a standard 150,000 square foot delivery warehouse is

Office Depot, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

expected to be approximately $5,300,000, which includes an average of $3,100,000 for leasehold improvements, fixtures and other equipment and $2,200,000 for the portion of inventory not financed by vendors. In addition, management estimates that each new store and standard-sized warehouse requires pre-opening expenses of approximately $150,000 and $500,000, respectively. The new 375,000 square foot warehouse being completed in Northern California will require larger investments and pre-opening costs.

         In 1992 and 1993, the Company issued Liquid Yield Option Notes ("LYONs") which are zero coupon, convertible subordinated notes maturing in 2007 and 2008, respectively. Each LYON is convertible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, into common stock of the Company at conversion rates of 29.263 and 21.234 shares per 1992 and 1993 LYON, respectively. The Company, at its option, may elect to pay the purchase price on any particular purchase date in cash or common stock, or any combination thereof.

         The Company's management continually reviews its financing options and, although it is currently anticipated that the 1998 expansion will be financed through cash on hand, funds generated from operations, equipment leased under the Company's lease facilities and funds available under the Company's revolving credit facility, alternative financing will be considered if market conditions make it financially attractive. The Company's financing requirements beyond 1998 will be affected by the number of new stores or warehouses opened or acquired.

IMPACT OF THE YEAR 2000 ISSUE

         The Company is undertaking a comprehensive review of all of its computer software, computer hardware, and other operating equipment and systems to mitigate disruption of its business related to the Year 2000 issue. The Company has retained outside consultants and suppliers to aid in this review. Most of the Company's computer systems have been developed over the past four years and management believes that they are already Year 2000 compliant. The Company does not expect the costs associated with its Year 2000 compliance program to have a material effect on its financial position or results of its operations. Additionally, the Company is reviewing the Year 2000 issue with its suppliers, shippers, customers and other external business partners. There can be no assurance until 2000, however, that all of the Company's systems, and the systems of its suppliers, shippers, customers and other external business partners will function adequately. If the systems of the Company's suppliers, shippers, customers and other external business partners are not Year 2000 compliant, it could have a material adverse effect on the Company.

NEW ACCOUNTING PRONOUNCEMENTS

         The Company will adopt the following Statements of Financial Accounting Standards ("SFAS") in the year ending December 26, 1998.

         SFAS No. 130, "Reporting Comprehensive Income," establishes reporting and display of comprehensive income and its components. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the Balance Sheet. This Statement is effective for fiscal years beginning after December 15, 1997 and will require reclassification of financial statements for prior periods for comparative purposes. The Company has not yet determined the impact of adopting this pronouncement on its financial statements.

         SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for reporting certain information about the Company's operating segments. These disclosures are to include the reported segments' sales, operating profit, identifiable assets and other certain information. This Statement is effective for fiscal years beginning after December 15, 1997 and will require disclosure of prior period information, if practicable. The Company has not yet determined the impact of adopting this pronouncement on its financial statements.

Office Depot, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

INFLATION AND SEASONALITY

         Although the Company cannot accurately determine the precise effects of inflation, it does not believe inflation has a material effect on its sales or its results of operations. The Company considers its business to be somewhat seasonal, with sales generally slightly higher during the first and fourth quarters of each year.

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

         The Company wishes to caution readers that, with the exception of historical matters, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including those discussed below. The factors discussed below could affect the Company's actual results and could cause the Company's actual results during 1998 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

         The Company competes with a variety of retailers, dealers and distributors in a highly competitive marketplace. High-volume office supply chains, mass merchandisers, warehouse clubs, computer stores and contract stationers that compete directly with the Company operate in most of its geographic markets. This competition will increase in the future as both the Company and these and other companies continue to expand their operations. In the future, the Company may also face competition from internet-based merchandisers. There can be no assurance that such competition will not have an adverse effect on the Company's business in the future. The opening of additional Office Depot stores; the expansion of the Company's contract stationer business in new and existing markets; competition from other office supply chains, mass merchandisers, warehouse clubs, computer stores and contract stationers; and regional and national economic conditions will all affect the Company's comparable sales results. In addition, the Company's gross margin and profitability would be adversely affected if its competitors were to attempt to capture market share by reducing prices.

         The Company's strategy of aggressive store growth has been negatively affected in the short-term by the terminated merger with Staples. The Company plans to open approximately 80 to100 stores in 1998. There can be no assurance that the Company will be able to find favorable store locations, negotiate favorable leases, hire and train employees and store managers, and integrate the new stores in a manner that will allow it to meet its expansion schedule. The failure to be able to expand by opening new stores on plan could have a material adverse effect on the Company's future sales growth and profitability.

         In addition, as the Company expands the number of its stores in existing markets, sales of existing stores can suffer. New stores typically take time to reach the levels of sales and profitability of the Company's existing stores, and there can be no assurance that new stores will ever be as profitable as existing stores because of competition from other store chains and the tendency of existing stores to share sales as the Company opens new stores in its more mature markets.

         Fluctuations in the Company's quarterly operating results have occurred in the past and may occur in the future. A variety of factors such as new store openings with their concurrent pre-opening expenses, the extent to which new stores are less profitable as they commence operations, the effect new stores have on the sales of existing stores in more mature markets, the pricing activity of competitors in the Company's markets, changes in the Company's product mix, increases and decreases in advertising and promotional expenses, the effects of seasonality, acquisitions of contract stationers and stores of competitors, or other events could contribute to this quarter to quarter variability.

         The Company has grown dramatically over the past several years and has shown significant increases in its sales, stores in operation, employees and warehouse and delivery operations. In addition, the Company has acquired a number of contract stationer operations, and the expenses incurred in the integration of acquired facilities in its delivery business have contributed to increased warehouse expenses. The Company is in the process of completing the integration of the last, and the largest, of these acquired facilities. These integration costs are expected to continue to impact store and warehouse expenses at decreasing levels through 1998. The failure to achieve the projected decrease in integration costs by the end of 1998 could result in a significant impact on the Company's net income in the future. The Company's growth, through both store openings and acquisitions, will continue to require

Office Depot, Inc. and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

the expansion and upgrading of the Company's operational and financial systems, as well as necessitate the hiring of new managers at the store and supervisory level.

         The Company has entered a number of international markets using licensing agreements and joint venture arrangements. The Company intends to enter other international markets as attractive opportunities arise. In addition to the risks described above arising from the Company's domestic store and delivery operations, internationally the Company also faces the risk of foreign currency fluctuations, political and social conditions, obtaining adequate and appropriate inventory and, since its foreign operations are not wholly-owned, a lack of operating control in certain countries. The Company's foreign operations are currently unprofitable and are expected to remain unprofitable through 1998. There can be no assurance that they will become profitable in the future.

         The Company believes that its current cash and cash equivalents, equipment leased under the Company's existing or new lease financing arrangements and funds available under its revolving credit facility should be sufficient to fund its planned store and delivery center openings and other operating cash needs, including investments in international joint ventures, for at least the next twelve months. However, there can be no assurance that additional sources of financing will not be required during the next twelve months as a result of unanticipated cash demands or opportunities for expansion or acquisition, changes in growth strategy or adverse operating results. Also, alternative financing will be considered if market conditions make it financially attractive. There also can be no assurance that any additional funds required by the Company, whether within the next twelve months or thereafter, will be available to the Company on satisfactory terms.

Office Depot, Inc. and Subsidiaries
INDEPENDENT AUDITORS' REPORT

--------------------------------------------------------------------------------

To the Board of Directors of Office Depot, Inc.

         We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 27, 1997 and December 28, 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Office Depot, Inc. and Subsidiaries as of December 27, 1997 and December 28, 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1997 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 12, 1998

Office Depot, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts )

--------------------------------------------------------------------------------


                                                            52 WEEKS          52 Weeks         52 Weeks
                                                              ENDED             Ended            Ended
                                                            DECEMBER 27,     December 28,     December 30,
                                                               1997             1996              1995
                                                            -----------      -----------      -----------
Sales .................................................     $ 6,717,514      $ 6,068,598      $ 5,313,192
Cost of goods sold and occupancy costs ................       5,143,311        4,700,910        4,110,334
                                                            -----------      -----------      -----------
Gross profit ..........................................       1,574,203        1,367,688        1,202,858

Store and warehouse operating
    and selling expenses ..............................       1,062,877          951,084          782,478
Pre-opening expenses ..................................           6,609            9,827           17,746
General and administrative expenses ...................         196,503          162,149          153,344
Amortization of goodwill ..............................           5,246            5,247            5,213
                                                            -----------      -----------      -----------
                                                              1,271,235        1,128,307          958,781
                                                            -----------      -----------      -----------
Operating profit ......................................         302,968          239,381          244,077
Other income (expense)
    Interest income ...................................           5,157            1,593            1,357
    Interest expense ..................................         (21,583)         (26,078)         (22,551)
    Equity in (losses) earnings of investees, net .....          (7,034)          (2,178)            (962)
    Merger costs ......................................         (16,094)              --               --
                                                            -----------      -----------      -----------
Earnings before income taxes ..........................         263,414          212,718          221,921
Income taxes ..........................................         103,738           83,676           89,522
                                                            -----------      -----------      -----------
Net earnings ..........................................     $   159,676      $   129,042      $   132,399
                                                            ===========      ===========      ===========


Earnings per common share:

      Basic ...........................................     $      1.01      $       .82      $       .87
      Diluted .........................................             .97              .80              .83







        The accompanying notes are an integral part of these statements.

Office Depot, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

--------------------------------------------------------------------------------



                                                                    DECEMBER 27,     December 28,
                                                                        1997              1996
                                                                    -----------      -----------
                                     ASSETS

Current Assets:
    Cash and cash equivalents .................................     $   199,637      $    51,398
    Receivables, net of allowances of $19,504 in 1997 and
         $11,538 in 1996 ......................................         494,942          401,900
    Merchandise inventories ...................................       1,273,753        1,324,506
    Deferred income taxes .....................................          35,846           29,583
    Prepaid expenses ..........................................          16,409           14,209
                                                                    -----------      -----------
            Total current assets ..............................       2,020,587        1,821,596
Property and Equipment, net ...................................         700,663          671,648
Goodwill, net of Amortization .................................         184,711          190,052
Other Assets ..................................................          75,128           57,021
                                                                    -----------      -----------
                                                                    $ 2,981,089      $ 2,740,317
                                                                    ===========      ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable ..........................................     $   868,725      $   781,963
    Accrued expenses ..........................................         245,915          177,680
    Income taxes ..............................................          20,669           25,819
    Short-term borrowings and current maturities of
         long-term debt .......................................           2,473          142,339
                                                                    -----------      -----------
                  Total current liabilities ...................       1,137,782        1,127,801
Long-Term Debt, less Current Maturities .......................          29,406           17,128
Deferred Taxes and Other Credits ..............................          67,382           39,814
Zero Coupon, Convertible Subordinated Notes ...................         417,614          399,629
Commitments and Contingencies .................................              --               --
Common Stockholders' Equity:
        Common stock - authorized 400,000,000 shares of
            $.01 par value; issued 160,466,708 in 1997 and
            159,417,089 in 1996 ...............................           1,605            1,594
        Additional paid-in capital ............................         647,752          630,049
        Foreign currency translation adjustment ...............          (5,503)          (1,073)
        Retained earnings .....................................         686,801          527,125
        Less: 2,163,447 shares of treasury stock, at cost .....          (1,750)          (1,750)
                                                                    -----------      -----------
                                                                      1,328,905        1,155,945
                                                                    -----------      -----------
                                                                    $ 2,981,089      $ 2,740,317
                                                                    ===========      ===========










        The accompanying notes are an integral part of these statements.

Office Depot, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Period from January 1, 1995 to December 27, 1997
(In thousands, except for number of shares)

--------------------------------------------------------------------------------

                                                                                        FOREIGN
                                             COMMON         COMMON       ADDITIONAL     CURRENCY
                                              STOCK          STOCK        PAID-IN      TRANSLATION       RETAINED     TREASURY
                                             SHARES         AMOUNT        CAPITAL      ADJUSTMENT        EARNINGS       STOCK
                                          -----------    -----------    -----------    -----------     -----------    -----------
BALANCE AT JANUARY 1, 1995 ..............  151,536,781    $     1,515    $   453,117    $    (3,295)    $   265,684    $    (1,750)
Issuance of common stock ................    4,325,000             43        121,756             --              --             --
Exercise of stock options
  (including tax benefits) ..............    1,751,620             17         22,146             --              --             --
Issuance of stock under employee
  purchase plan .........................      274,161              3          7,019             --              --             --
401(k) plan matching contributions ......       59,438              1          1,564             --              --             --
Conversion of LYONs to common stock .....       14,801              1            274             --              --             --
Foreign currency translation adjustment .           --             --             --          2,501              --             --
Net earnings for the period .............           --             --             --             --         132,399             --
                                           -----------    -----------    -----------    -----------     -----------    -----------

BALANCE AT DECEMBER 30, 1995 ............  157,961,801          1,580        605,876           (794)        398,083         (1,750)
Exercise of stock options
  (including tax benefits) ..............      947,402             10         14,347             --              --             --
Issuance of stock under employee purchase
  plan and restricted award plan ........      398,913              3          7,750             --              --             --
401(k) plan matching contributions ......      108,681              1          2,070             --              --             --
Conversion of LYONs to common stock .....          292             --              6             --              --             --
Foreign currency translation adjustment .           --             --             --           (279)             --             --
Net earnings for the period .............           --             --             --             --         129,042             --
                                           -----------    -----------    -----------    -----------     -----------    -----------

BALANCE AT DECEMBER 28, 1996 ............  159,417,089          1,594        630,049         (1,073)        527,125         (1,750)
Exercise of stock options
  (including tax benefits) ..............      611,084              6          9,598             --              --             --
Issuance of stock under employee
  purchase plan .........................      286,410              3          5,286             --              --             --
401(k) plan matching contributions ......      151,190              2          2,800             --              --             --
Conversion of LYONs to common stock .....          935              0             19             --              --             --
Foreign currency translation adjustment .           --             --             --         (4,430)             --             --
Net earnings for the period .............           --             --             --             --         159,676             --
                                           -----------    -----------    -----------    -----------     -----------    -----------

BALANCE AT DECEMBER 27, 1997 ............  160,466,708    $     1,605    $   647,752    $    (5,503)    $   686,801    $    (1,750)
                                           ===========    ===========    ===========    ===========     ===========    ===========















        The accompanying notes are an integral part of these statements.

Office Depot, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Change in Cash and Cash Equivalents
(In thousands)

--------------------------------------------------------------------------------

                                                                   52 WEEKS          52 Weeks         52 Weeks
                                                                      ENDED           Ended             Ended
                                                                   DECEMBER 27,    December 28,     December 30,
                                                                      1997             1996             1995
                                                                  -----------      -----------      -----------
Cash flows from operating activities
    Cash received from customers ............................     $ 6,670,091      $ 6,039,729      $ 5,243,724
    Cash paid for inventories ...............................      (4,836,681)      (4,632,221)      (4,090,129)
    Cash paid for store and warehouse operating, selling
        and general and administrative expenses .............      (1,351,918)      (1,231,412)      (1,045,448)
    Interest received .......................................           4,592            1,624            1,357
    Interest paid ...........................................          (4,085)          (8,898)          (5,665)
    Income taxes paid .......................................         (95,635)         (55,859)         (77,865)
                                                                  -----------      -----------      -----------
        Net cash provided by operating activities ...........         386,364          112,963           25,974
                                                                  -----------      -----------      -----------
Cash flows from investing activities
    Capital expenditures, net ...............................         (94,235)        (176,888)        (219,892)
                                                                  -----------      -----------      -----------
        Net cash used in investing activities ...............         (94,235)        (176,888)        (219,892)
                                                                  -----------      -----------      -----------
Cash flows from financing activities
    Proceeds from exercise of stock options and sales of
        stock under employee stock purchase plan ............          12,428           14,596           20,883
    Proceeds from stock offering ............................              --               --          121,799
    Foreign currency translation adjustment .................          (4,430)            (279)           2,501
    Proceeds from long- and short-term borrowings ...........              --          146,652          178,410
    Payments on long- and short-term borrowings .............        (151,888)        (107,639)        (100,088)
                                                                  -----------      -----------      -----------
        Net cash (used in) provided by financing activities .        (143,890)          53,330          223,505
                                                                  -----------      -----------      -----------
        Net increase (decrease) in cash and cash equivalents          148,239          (10,595)          29,587
Cash and cash equivalents at beginning of period ............          51,398           61,993           32,406
                                                                  -----------      -----------      -----------
Cash and cash equivalents at end of period ..................     $   199,637      $    51,398      $    61,993
                                                                  ===========      ===========      ===========

Reconciliation of net earnings to net cash
    provided by operating activities
      Net earnings ..........................................     $   159,676      $   129,042      $   132,399
      Adjustments to reconcile net earnings to net cash
        provided by operating activities
          Depreciation and amortization .....................          97,030           82,525           64,830
          Provision for losses on inventory and accounts
            receivable ......................................          54,997           38,597           20,297
          Accreted interest on zero coupon, convertible
            subordinated notes ..............................          18,005           17,064           16,505
          Contributions of common stock to employee benefit
            and stock purchase plans ........................           3,373            2,780            2,271
      Changes in assets and liabilities
          Increase in receivables ...........................        (104,708)         (30,054)        (116,092)
          Decrease (increase) in merchandise inventories ....           7,422          (96,105)        (340,372)
          Increase in prepaid expenses, deferred income
            taxes and other assets ..........................         (28,739)         (32,965)            (583)
          Increase in accounts payable, accrued expenses
            and deferred credits ............................         179,308            2,079          246,719
                                                                  -----------      -----------      -----------
               Total adjustments ............................         226,688          (16,079)        (106,425)
                                                                  -----------      -----------      -----------
Net cash provided by operating activities ...................     $   386,364      $   112,963      $    25,974
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

RECEIVABLES

         Receivables as of December 27, 1997 and December 28, 1996 are comprised of trade receivables not sold through outside programs, totaling approximately $279,096,000 and $222,673,000, respectively, as well as amounts due from others. An allowance for doubtful accounts is provided for estimated amounts considered to be uncollectible. The credit risk related to these trade receivables is limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

         Amounts due from others, totaling approximately $215,846,000 and $179,227,000 as of December 27, 1997 and December 28, 1996, respectively, consist primarily of estimated receivables from vendors under various rebate, cooperative advertising and various other marketing programs. Funds received from vendors under rebate and other programs related to the purchase price of merchandise inventories are capitalized and recognized as a reduction of cost of sales as merchandise is sold. Amounts relating to cooperative advertising and marketing programs are recognized as a reduction of advertising expense in the period that the related expenses are incurred.

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

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

         Property and equipment is recorded at cost. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on a straight line basis. Estimated useful lives are 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the terms of the underlying leases, including probable renewal periods, or the estimated useful lives of the improvements.

GOODWILL

         Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired under the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $22,642,000 and $17,411,000 as of December 27, 1997 and December 28, 1996, respectively. Management periodically evaluates the recoverability of goodwill, as measured by projected undiscounted future cash flows from the underlying acquired businesses which gave rise to such amount.

LONG-LIVED ASSETS

         In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for such long-lived assets and identifiable intangibles is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

ADVERTISING

         Advertising costs are either charged to expense when incurred or capitalized and amortized in proportion to related revenues. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain advertising costs. Advertising expense, net of vendor cooperative advertising allowances, amounted to $64,670,000 in 1997, $55,828,000 in 1996 and $42,878,000 in 1995.

PRE-OPENING EXPENSES

         Pre-opening expenses related to new store and warehouse openings and replacements are expensed as incurred.

POSTRETIREMENT BENEFITS

         The Company does not currently provide postretirement benefits for its employees.

INSURANCE RISK RETENTION

         The Company retains certain risks for workers' compensation, general liability and employee medical programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

MERGER COSTS

         In September 1996, the Company entered into an agreement and plan of merger with Staples, Inc. ("Staples"). In June 1997, the proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission. In July 1997, the Company and Staples announced that the merger agreement had been terminated. The Company expensed costs of $16,094,000 in 1997 directly related to the terminated merger. These costs, consisting primarily of legal fees, investment banker fees and personnel retention costs, represent all costs incurred in connection with the merger.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The following methods and assumptions were used to estimate fair value:

* the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value due to their short- term nature;

* discounted cash flows using current interest rates for financial instruments with similar characteristics and maturity were used to determine the fair value of short-term and long-term debt; and

* quoted market prices were used to determine the fair value of the zero coupon, convertible subordinated notes.

         There were no significant differences as of December 27, 1997 and December 28, 1996 in the carrying value and fair value of financial instruments except for the zero coupon, convertible subordinated notes which had a carrying value of $417,614,000 and $399,629,000 and a fair value of $429,411,000 and
$376,033,000 at the end of 1997 and 1996, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

         The Company will adopt the following Statements of Financial Accounting Standards ("SFAS") in the year ending December 26, 1998.

         SFAS No. 130, "Reporting Comprehensive Income," establishes reporting and display of comprehensive income and its components. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the Balance Sheet. This Statement is effective for fiscal years beginning after December 15, 1997 and will require reclassification of financial statements for prior periods for comparative purposes. The Company has not yet determined the impact of adopting this pronouncement on its financial statements.

         SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for reporting certain information about the Company's operating segments. These disclosures are to include the reported segments' sales, operating profit, identifiable assets, and other certain information. This Statement is effective for fiscal years beginning after December 15, 1997, and will require disclosure of prior period information, if practicable. The Company has not yet determined the impact of adopting this pronouncement on its financial statements.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE B - PROPERTY AND EQUIPMENT

         Property and equipment consists of:

                                                                DECEMBER 27,   December 28,
                                                                   1997           1996
                                                                ----------     ----------
                                                                       (in thousands)
         Land .............................................     $   72,869     $   64,678
         Buildings ........................................        115,353        103,338
         Leasehold improvements ...........................        356,855        333,992
         Furniture, fixtures and equipment ................        495,541        423,525
                                                                ----------     ----------
                                                                 1,040,618        925,533
         Less accumulated depreciation and amortization ...        339,955        253,885
                                                                ----------     ----------
                                                                $  700,663     $  671,648
                                                                ==========     ==========


         Assets held under capital leases included above consist of:

                                                                DECEMBER 27,   December 28,
                                                                   1997           1996
                                                                ----------     ----------
                                                                       (in thousands)
         Assets, at cost ..................................     $   40,489     $   17,114
         Less accumulated depreciation ....................          8,696          6,889
                                                                ----------     ----------
                                                                $   31,793     $   10,225
                                                                ==========     ==========




NOTE C - DEBT

         Debt consists of the following:

                                                                          DECEMBER 27,                  December 28,
                                                                              1997                         1996
                                                                    ------------------------      -----------------------
                                                                    SHORT-TERM     LONG-TERM     SHORT-TERM     LONG-TERM
                                                                     ---------     ---------      ---------     ---------
                                                                                          (in thousands)
         Capital lease obligations collateralized by certain
             buildings, equipment and fixtures .................     $      --     $  31,879      $      --     $   9,816
         13% senior subordinated notes, unsecured and due 2002 .            --            --             --         9,651
         Bank borrowings .......................................            --            --        140,000            --
                                                                     ---------     ---------      ---------     ---------
                                                                            --        31,879        140,000        19,467
         Current portion of long-term debt .....................         2,473        (2,473)         2,339        (2,339)
                                                                     ---------     ---------      ---------     ---------
                                                                     $   2,473     $  29,406      $ 142,339     $  17,128
                                                                     =========     =========      =========     =========



In December 1997, the Company retired the 13% senior subordinated notes.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE C - DEBT (CONTINUED)

         The Company entered into a new credit agreement in February 1998 with a syndicate of banks which provides for a working capital line and letters of credit totaling $300,000,000. The credit agreement provides that funds borrowed bear interest, at the Company's option: at a rate based on a grid incorporating credit rating and fixed charge coverage ratio factors that currently would result in .21 % over LIBOR, at the higher of .5% over the Federal Funds rate and a base rate linked to the prime rate, or at a rate determined under a competitive bid facility. The Company must also pay a facility fee at a rate based on a grid incorporating credit rating and fixed charge coverage ratio factors that currently would result in a .115% per annum charge on the credit facility. The credit facility expires in February 2003. The credit agreement contains certain restrictive covenants relating to various financial statement ratios. As of December 27, 1997, the Company had no outstanding borrowings and had outstanding letters of credit totaling $9,768,000 under its previous credit facility. In the first quarter of 1997, the Company repaid in full all borrowings outstanding at December 28, 1996 under its previous credit agreement. Accordingly, the outstanding balance was reflected as a current liability at December 28, 1996. In June 1995, the Company entered into a lease facility, under which the bank agreed to purchase up to $25,000,000 of equipment on behalf of the Company and lease such equipment to the Company. As of December 27, 1997, the Company had utilized approximately $21,556,000 of this lease facility.

         Future minimum annual lease payments under capital leases together with the present value of the net minimum lease payments as of December 27, 1997 are as follows:

                                                                       DECEMBER 27,
                                                                           1997
                                                                         -------
                                                                      (IN THOUSANDS)

                   1998 ............................................     $ 5,033
                   1999 ............................................       4,975
                   2000 ............................................       4,582
                   2001 ............................................       2,767
                   2002 ............................................       2,815
                   Thereafter ......................................      42,199
                                                                         -------
                   Total minimum lease payments ....................      62,371
                   Less amount representing interest at 6.0% to 9.0%      30,492
                                                                         -------
                   Present value of net minimum lease payments .....      31,879
                   Less current portion ............................       2,473
                                                                         -------
                   Non-current portion .............................     $29,406
                                                                         =======


NOTE D - ZERO COUPON, CONVERTIBLE SUBORDINATED NOTES

         On December 11, 1992, the Company issued $316,250,000 principal amount of Liquid Yield Option Notes ("LYONs") with a price to the public of $150,769,000. The issue price of each such LYON was $476.74 and there will be no periodic payments of interest. The LYONs will mature on December 11, 2007 at $1,000 per LYON, representing a yield to maturity of 5% (computed on a semi-annual bond equivalent basis).

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

         Each LYON is convertible at the option of the holder at any time on or prior to maturity, unless previously redeemed or otherwise purchased by the Company, into common stock of the Company at a conversion rate of 29.263 shares per 1992 LYON and 21.234 shares per 1993 LYON. The LYONs may be required to be purchased by the Company, at the option of the holder, as of

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE D - ZERO COUPON, CONVERTIBLE SUBORDINATED NOTES (CONTINUED)

December 11, 2002 for the 1992 LYONs and as of November 1, 2000 for the 1993 LYONs, at the issue price plus accrued original issue discount. The Company, at its option, may elect to pay the purchase price on any particular purchase date in cash or common stock, or any combination thereof. The total outstanding amounts of the 1992 LYONs and 1993 LYONs as of December 27, 1997, including accrued interest, were approximately $193,085,000 and $224,529,000, respectively.

         In addition, prior to November 1, 2000, the holders of the 1993 LYONs can require the Company to purchase the 1993 LYONs for cash, in the event of a change in control of the Company. This option is no longer available to holders of the 1992 LYONs. Beginning on December 11, 1996, for the 1992 LYONs and on November 1, 2000 for the 1993 LYONs, the LYONs are redeemable for cash at any time at the option of the Company in whole or in part at the issue price plus accrued original issue discount through the date of redemption.

NOTE E - INCOME TAXES

         The income tax provision consists of the following:

                                          52 WEEKS     52 Weeks     52 Weeks
                                           ENDED        Ended         Ended
                                        DECEMBER 27,  December 28,  December 30,
                                            1997         1996          1995
                                        ------------  ----------     --------
                                                   (in thousands)
Current provision
    Federal ............................ $ 78,776     $ 69,291     $ 65,573
    State ..............................   14,603        8,649       12,613
Deferred provision .....................   10,359        5,736       11,336
                                         --------     --------     --------
Total provision for income taxes ....... $103,738     $ 83,676     $ 89,522
                                         ========     ========     ========




         The tax effected components of deferred income tax accounts consist of the following:

                                                         AS OF         As of         As of
                                                      DECEMBER 27,  December 28,  December 30,
                                                          1997          1996         1995
                                                        --------      --------     --------
                                                                   (in thousands)
 Self-insurance accruals ..........................     $ 13,311      $  7,529     $  5,839
 Inventory costs capitalized for tax purposes .....        3,561         2,949        2,797
 Vacation pay accruals ............................        4,016         3,535        3,264
 Reserve for bad debts ............................        5,146         3,606        1,173
 Reserve for facility closings ....................        5,467         4,768        5,734
 Interest premium on notes redeemed ...............           --            --        2,004
 Other items, net .................................       20,867        17,955       14,137
                                                        --------      --------     --------
 Deferred tax assets ..............................       52,368        40,342       34,948
                                                        --------      --------     --------

 Basis difference in fixed assets .................       34,728        15,014        7,468
 Capitalized leases ...............................        3,762         5,123        4,781
 Excess of tax over book amortization .............        2,288         2,775        1,455
 Other items, net .................................       13,805         9,286        7,364
                                                        --------      --------     --------
 Deferred tax liabilities .........................       54,583        32,198       21,068
                                                        --------      --------     --------

 Net deferred tax assets (liabilities) ............     $ (2,215)     $  8,144     $ 13,880
                                                        ========      ========     ========


Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE E - INCOME TAXES (CONTINUED)

         The following schedule is a reconciliation of income taxes at the federal statutory rate to the provision for income taxes:

                                                        52 WEEKS       52 Weeks       52 Weeks
                                                          ENDED         Ended          Ended
                                                        DECEMBER 27,  December 28,   December 30,
                                                           1997           1996          1995
                                                        ---------      ---------     ---------
                                                                    (in thousands)

 Federal tax computed at the statutory rate .......     $  92,195      $  74,452     $  77,672
 State taxes, net of federal benefit ..............         9,746          6,382         8,877
 Nondeductible goodwill amortization ..............         1,853          1,821         1,843
 Other items, net .................................           (56)         1,021         1,130
                                                        ---------      ---------     ---------
 Provision for income taxes .......................     $ 103,738      $  83,676     $  89,522
                                                        =========      =========     =========


NOTE F - COMMITMENTS AND CONTINGENCIES

LEASES

         The Company conducts its operations in various leased facilities under leases that are classified as operating leases for financial statement purposes. The leases provide for the Company to pay real estate taxes, common area maintenance, and certain other expenses, including, in some instances, contingent rentals based on sales. Lease terms, excluding renewal option periods exercisable by the Company at escalated rents, expire between 1998 and 2020. In addition to the base lease term, the Company has various renewal option periods. Also, certain equipment used in the Company's operations is leased under operating leases. A schedule of fixed operating lease commitments follows:

                                                            DECEMBER 27,
                                                               1997
                                                          (IN THOUSANDS)
                                                           ----------
                   1998 ..............................     $  179,504
                   1999 ..............................        166,452
                   2000 ..............................        146,784
                   2001 ..............................        126,432
                   2002 ..............................        110,187
                   Thereafter ........................        629,593
                                                           ----------
                                                           $1,358,952
                                                           ==========


         The above amounts include five stores leased but not yet opened as of December 27, 1997. The Company is in the process of opening new stores and customer service centers in the ordinary course of business, and leases signed subsequent to December 27, 1997 are not included in the above described commitment amount. Rent expense, including equipment rental, was approximately $203,060,000, $184,697,000 and $154,633,000, during 1997, 1996 and 1995, respectively.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE F - COMMITMENTS AND CONTINGENCIES (CONTINUED)

IMPACT OF THE YEAR 2000 ISSUE

         The Company is undertaking a comprehensive review of all of its computer software, computer hardware, and other operating equipment and systems to mitigate disruption of its business related to the Year 2000 issue. The Company has retained outside consultants and suppliers to aid in this review. Most of the Company's computer systems have been developed over the past four years and management believes that they are already Year 2000 compliant. The Company does not expect the costs associated with its Year 2000 compliance program to have a material effect on its financial position or results of its operations. Additionally, the Company is reviewing the Year 2000 issue with its suppliers, shippers, customers and other external business partners. There can be no assurance until 2000, however, that all of the Company's systems, and the systems of its suppliers, shippers, customers and other external business partners will function adequately. If the systems of the Company's suppliers, shippers, customers and other external business partners are not Year 2000 compliant, it could have a material adverse effect on the Company.

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

         As of December 27, 1997, the Company has reserved 16,564,275 shares of unissued common stock for conversion of the zero coupon, convertible subordinated notes (see also Note D).

NOTE G - EMPLOYEE BENEFIT PLANS

LONG-TERM EQUITY INCENTIVE PLAN

         As of December 27, 1997, the Company had reserved 15,051,895 shares of common stock for issuance to officers and key employees under its Long-Term Equity Incentive Plan. Under this plan, the option price must be equal to or in excess of the market price of the stock on the date of the grant or, in the case of employees who own 10% or more of common stock, the minimum price must be 110% of the market price.

         Options granted to date become exercisable from one to three years after the date of grant, provided that the individual is continuously employed by the Company. All options expire no more than ten years after the date of grant.

EMPLOYEE STOCK PURCHASE PLAN

         In October 1989, the Board of Directors approved an Employee Stock Purchase Plan, which permits eligible employees to purchase common stock from the Company at 90% of its fair market value through regular payroll deductions. The maximum aggregate number of shares eligible for purchase under the plan is 1,625,000.

RETIREMENT SAVINGS PLAN

         In February 1990, the Board of Directors approved a Retirement Savings Plan, which permits eligible employees to make contributions to the plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes a matching stock contribution of 50% of the employee's pretax contribution, up to 3% of the employee's compensation, in any calendar year. The Company may, at its option, make a discretionary matching stock contribution in addition to the normal match.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE G - EMPLOYEE BENEFIT PLANS (CONTINUED)

ACCOUNTING FOR STOCK-BASED COMPENSATION

         The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. The compensation cost that has been charged against income for its Employee Stock Purchase Plan and restricted stock awards issued under its Long-Term Equity Incentive Plan approximated $664,000, $1,482,000 and $693,000, in 1997, 1996 and 1995,
respectively. No other compensation costs have been recognized under the Company's stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value method described in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," at the grant dates for awards under these plans, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts presented below:

                                                      1997             1996           1995
                                                   -----------     -----------     -----------
                   Net earnings (in thousands)
                            As reported ......     $   159,676     $   129,042     $   132,399
                            Pro forma ........         146,081         122,072         129,712
                   Basic earnings per share
                            As reported ......     $      1.01     $       .82     $       .87
                            Pro forma ........             .93             .78             .85
                   Diluted earnings per share
                            As reported ......     $       .97     $       .80     $       .83
                            Pro forma ........             .89             .76             .81




         The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995: expected volatility of 25% for all three years, risk-free interest rates of 6.10% for 1997, 6.36% for 1996, and 6.28% for 1995, expected lives of approximately six years for 1997 and five years for 1996 and 1995 and a dividend yield of zero for all three years.

         A summary of the status of the option plan as of and for the changes during each of the three years in the period ended December 27, 1997 is presented below:

                                                             1997                      1996                      1995
                                                   ------------------------  ------------------------  ------------------------
                                                                   WEIGHTED                  WEIGHTED                 WEIGHTED
                                                                   AVERAGE                    AVERAGE                 AVERAGE
                                                                   EXERCISE                  EXERCISE                 EXERCISE
                                                      SHARES        PRICE      SHARES          PRICE     SHARES        PRICE
                                                   ----------     ---------  ----------     ---------  ----------     ---------
           Outstanding at beginning of year ..      8,573,633     $   17.30   8,325,801     $   16.89   8,369,379     $   12.95
           Granted ...........................      5,380,250         16.32   2,036,276         16.50   1,983,750         27.00
           Canceled ..........................      1,241,171         21.03     841,942         22.33     291,487         20.21
           Exercised .........................        616,313         12.66     946,502          7.98   1,735,841          8.49
                                                   ----------     ---------  ----------     ---------  ----------     ---------
           Outstanding at end of year ........     12,096,399     $   16.72   8,573,633     $   17.30   8,325,801     $   16.89
                                                   ==========     =========  ==========     =========  ==========     =========



         The weighted average fair values of options granted during 1997, 1996 and 1995 were $6.13, $5.83 and $9.60, respectively.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE G - EMPLOYEE BENEFIT PLANS (CONTINUED)

         The following table summarizes information about options outstanding at December 27, 1997:


                                      OPTIONS OUTSTANDING                                                OPTIONS EXERCISABLE
         ------------------------------------------------------------------------------         -----------------------------------
                                                      WEIGHTED
                                                  AVERAGE REMAINING         WEIGHTED                                   WEIGHTED
             RANGE OF            NUMBER           CONTRACTUAL LIFE           AVERAGE               NUMBER               AVERAGE
         EXERCISE PRICES       OUTSTANDING           (IN YEARS)          EXERCISE PRICE         EXERCISABLE         EXERCISE PRICE
         ---------------       ----------         ----------------       --------------         -----------         ---------------
         $  2.28 -  3.42           96,778                2.4                 $ 3.19                 96,778              $ 3.19
            3.43 -  5.15          154,379                2.3                   4.19                154,379                4.19
            5.16 -  7.70          902,278                3.5                   5.99                902,278                5.99
            7.71 - 11.50          299,783                4.5                  10.89                299,783               10.89
           11.51 - 17.30        6,453,970                8.7                  15.17              1,227,832               13.57
           17.31 - 23.00        2,558,557                7.4                  20.09              1,620,285               20.22
           23.01 - 31.94        1,630,654                7.5                  26.59              1,121,356               26.63
         ---------------       ----------              -----                 ------              ---------              ------
         $  2.28 - 31.94       12,096,399                7.6                 $16.72              5,422,691              $16.40
         ===============       ==========              =====                 ======              =========              ======


NOTE H - CAPITAL STOCK

         In August 1995, the Company completed a public offering of 4,325,000 shares of common stock, raising net proceeds of approximately $121,799,000.

         As of December 27, 1997, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

STOCKHOLDER RIGHTS PLAN

         Effective September 4, 1996, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan provides for the issuance to stockholders of record on September 16, 1996 one right for each outstanding share of the Company's common stock. The rights will become exercisable only if a person or group acquires 20% or more of the Company's outstanding common stock or announces a tender or exchange offer that would result in ownership of 20% or more of the Company's common stock. Each right, should it become exercisable, will entitle the holder to purchase one one-thousandth of a share of Junior Participating Preferred Stock, Series A of the Company at an exercise price of $95.00, subject to adjustment.

         In the event of an acquisition, each right will entitle the holder, other than an acquirer, to receive a number of shares of common stock with a market value equal to twice the exercise price of the right. In addition, in the event that the Company is involved in a merger or other business combination wherein the Company is not the surviving corporation, or wherein common stock is changed or exchanged, or in a transaction with any entity in which 50% or more of the Company's assets or earning power is sold, each holder of a right, other than an acquirer, will have the right to receive, at the exercise price of the right, a number of shares of common stock of the acquiring company with a market value equal to twice the exercise price of the right.

         The Company's board of directors may redeem the rights for $0.01 per right at any time prior to an acquisition.

NOTE I - NET EARNINGS PER SHARE

         In 1997, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 requires the dual presentation of basic and diluted earnings per share, replacing the presentation of primary and fully diluted earnings per share. Restatement of all prior period earnings per share data is required. Primary earnings per share as previously reported was $.81 and $.85 for 1996 and 1995, respectively. Fully diluted earnings per share as previously reported is the same as diluted earnings per share for both 1996 and 1995.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE I - NET EARNINGS PER SHARE (CONTINUED)

         Basic earnings per common share is based upon the weighted average number of shares outstanding during each period. Diluted earnings per common share is determined on the assumption that the zero coupon, convertible subordinated notes were converted as of the beginning of the period and that dilutive stock options were exercised. Net earnings under this assumption are adjusted for interest on the notes, net of its income tax effect.

         The information required to compute basic and diluted net earnings per share is as follows:

                                                             52 WEEKS       52 WEEKS      53 WEEKS
                                                               ENDED         ENDED         ENDED
                                                            DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                1997          1996          1995
                                                            ------------  ------------  ------------
                                                                         (in thousands)
 Basic:
   Weighted average number of common shares
      outstanding ......................................       157,755       156,828       151,867
                                                              ========      ========      ========
 Diluted:
   Net earnings ........................................      $159,676      $129,042      $132,399
   Interest expense related to convertible notes,
      net of tax .......................................        11,037        10,580        10,068
                                                              --------      --------      --------

   Adjusted net earnings ...............................      $170,713      $139,622      $142,467
                                                              ========      ========      ========
   Weighted average number of common shares
       outstanding .....................................       157,755       156,828       151,867
   Shares issued upon assumed conversion of
       convertible notes ...............................        16,565        16,565        16,568
   Shares issued upon assumed exercise of stock
       options .........................................         2,066         1,827         3,689
                                                              --------      --------      --------
   Shares used in computing diluted
       net earnings per common share ...................       176,386       175,220       172,124
                                                              ========      ========      ========



         Options to purchase 3,132,520 shares of common stock at an average exercise price of approximately $24.05 per share were not included in the computation of diluted earnings per share as of December 27, 1997 because their effect would be anti-dilutive.

NOTE J - RECEIVABLES SOLD WITH RECOURSE

         The Company has two private label credit card programs which are managed by financial services companies. All credit card receivables related to one of these programs were sold on a recourse basis during 1997, 1996 and 1995. Proceeds to the Company for such receivables sold with recourse were approximately $33,837,000, $331,000,000 and $313,000,000 in 1997, 1996 and 1995,
respectively. The decrease in proceeds from 1996 to 1997 was the result of the Company selling a substantial part of its credit card portfolio, which was previously sold on a recourse basis, to a financial services company on a non-recourse basis. The Company's maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables with recourse, which totaled approximately $5,673,000 as of December 27, 1997. One of the financial services companies periodically estimates the percentage to be withheld from proceeds for receivables sold to achieve the necessary reserve for potential uncollectible amounts. The Company expenses such withheld amounts at the time of the sale to the financial services company.

Office Depot, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

--------------------------------------------------------------------------------

NOTE K- SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES

         The Consolidated Statements of Cash Flows for 1997, 1996 and 1995 do not include the following noncash investing and financing transactions:

                                                             52 WEEKS       52 WEEKS      53 WEEKS
                                                               ENDED         ENDED         ENDED
                                                            DECEMBER 27,  DECEMBER 28,  DECEMBER 30,
                                                                1997          1996          1995
                                                            ------------  ------------  ------------
                                                                         (in thousands)
 Building and equipment purchased under capital leases .      $24,300      $ 4,805      $ 5,836
 Conversion of convertible, subordinated debt
    to common stock ....................................           20            6          275
 Additional paid-in capital related to tax
    benefit on stock options exercised .................        1,894        6,804        7,598




NOTE L - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            FIRST           SECOND           THIRD         FOURTH
                                           QUARTER          QUARTER         QUARTER        QUARTER
                                          ----------      ----------      ----------      ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL YEAR ENDED DECEMBER 27, 1997
      Net sales ....................      $1,772,444      $1,531,825      $1,690,275      $1,722,970
      Gross profit (a) .............         399,541         360,534         399,088         415,040
      Net earnings .................          38,787          30,474          43,732          46,683

      Net earnings per common share:
      Basic ........................      $      .25      $      .19      $      .28      $      .30
      Diluted ......................             .24             .19             .26             .28

 Fiscal Year Ended December 28, 1996
      Net sales ....................      $1,632,995      $1,381,365      $1,509,650      $1,544,588
      Gross profit (a) .............         355,378         324,704         333,686         353,920
      Net earnings .................          33,483          28,237          31,858          35,464

      Net earnings per common share:
      Basic ........................      $      .21      $      .18      $      .20      $      .23
      Diluted ......................             .21             .18             .20             .22




----------
(a) Gross profit is net of occupancy costs.