Form 10-K, Exhibit 13
period 1998-12-26
OFFICE DEPOT INC
filed 1999-03-22
CIK 800240

                                                                    EXHIBIT 13.1

                        ANNUAL REPORT TO SECURITYHOLDERS


                              FINANCIAL HIGHLIGHTS


Statements of Earnings Data                         1998(1)           1997(1)           1996(1)           1995(1)          1994(1)
(In thousands, except per share amounts and
statistical data)
===================================================================================================================================
Sales                                           $ 8,997,738       $ 8,100,319       $ 7,250,931       $ 6,233,985       $ 4,939,857
Cost of goods sold and occupancy costs            6,484,464         5,963,521         5,395,223         4,650,240         3,671,516
-----------------------------------------------------------------------------------------------------------------------------------
   Gross profit                                   2,513,274         2,136,798         1,855,708         1,583,745         1,268,341
Store and warehouse operating
   and selling expenses                           1,642,042         1,443,192         1,280,107         1,041,514           838,418
Pre-opening expenses                                 17,150             6,609             9,827            17,746            11,990
General and administrative expenses                 330,194           272,022           222,714           195,816           158,809
Amortization of goodwill                              6,174             6,146             6,147             6,113             6,224
Merger and restructuring costs                      119,129            16,094                --                --                --
-----------------------------------------------------------------------------------------------------------------------------------
   Operating profit                                 398,585           392,735           336,913           322,556           252,900
Interest income                                      25,309             7,570             3,726             4,004             5,328
Interest expense                                    (22,356)          (21,680)          (26,378)          (22,741)          (18,268)
Equity in earnings (losses) of investees, net       (12,811)           (7,034)           (2,178)             (962)              197
-----------------------------------------------------------------------------------------------------------------------------------
   Earnings before income taxes                     388,727           371,591           312,083           302,857           240,157
Income taxes                                        155,531           136,730           115,865           117,797            96,818
-----------------------------------------------------------------------------------------------------------------------------------
   Net earnings                                 $   233,196       $   234,861       $   196,218       $   185,060       $   143,339
===================================================================================================================================
Earnings per share
   Basic                                        $       .95       $       .97       $       .82       $       .79       $       .63
   Diluted                                              .91               .93               .79               .75               .60
Dividends                                                --                --                --                --                --
===================================================================================================================================
Pro forma earnings per share(2)
   Basic                                        $       .64       $       .65       $       .55       $       .53       $       .42
   Diluted                                              .61               .62               .53               .50               .40




Statistical Data
====================================================================================================================
Facilities open at end of period:
   United States and Canada:
      Office supply stores                       702             602             561             501             420
      Customer service centers                    30              33              32              31              30
      Call Centers                                 8               8               6               5               5
   International (excluding Canada):
      Office supply stores(3)                     87              39              21               9               3
      Customer service centers(3)                 17              16              12               8               4
      Call Centers                                 9               8               6               6               4
Balance Sheet Data
(In thousands)
====================================================================================================================
Working capital                           $1,249,434      $1,093,463      $  860,280      $  836,761      $  594,843
Total assets                               4,113,041       3,520,819       3,200,213       2,896,589       2,167,453
Long-term debt(4)                            470,711         447,020         416,757         494,910         393,800
Common stockholders' equity                2,028,879       1,717,638       1,469,110       1,238,820         889,824



(1) All amounts previously reported for 1994 through 1997 have been restated to reflect the Company's merger with Viking Office Products, Inc. in August 1998 on a pooling of interests basis. All periods consist of 52 weeks, except 1995, which consists of 53 weeks.
(2) Pro forma earnings per share reflect the Company's declaration of a three-for-two stock split on February 24, 1999 in the form of a 50% stock dividend, payable April 1, 1999.
(3) Includes facilities operated under licensing and joint venture agreements.
(4) Excludes current maturities.

2 - Letter to Stockholders; 6 - Industry Overview; 7 - Business Review;
8 - Stores; 14 - Business Services; 22 - International; 33 - Financial Information; 64 - Corporate Directors & Officers; IBC - Corporate Information

                      Office Depot, Inc. and Subsidiaries

                          MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Office Depot, Inc. ("Office Depot" or the "Company") is the largest supplier of office products and services in the world. The Company sells to consumers and businesses of all sizes through its three business segments - Stores, Business Services and International. The Company operates on a 52 or 53 week fiscal year ending on the last Saturday in December.

On February 24, 1999, the Company declared a three-for-two stock split in the form of a 50% stock dividend payable on April 1, 1999 to stockholders of record on March 11, 1999. With the exception of pro forma earnings per share, share and per share amounts reported do not reflect this stock split.

Stores Division: Office Depot began operations by opening its first office supply store in Florida in October 1986. From its inception, the Company has used store expansion to establish itself as a leader in the retail office supplies industry, targeting markets with high concentrations of small- and medium-sized businesses. As of the end of 1998, the Company's Stores Division operated 702 office supply stores in 41 states, the District of Columbia and Canada. Store activity for the last five years has been as follows:

              Open at                              Open at
            Beginning                                End
            of Period Opened  Closed  Relocated   of Period
===========================================================
1994            351     71       2         1         420
1995            420     82       1         6         501
1996            501     60      --         3         561
1997            561     42       1         2         602
1998            602    101       1         5         702
===========================================================

The rate of new store openings during 1997 and the first nine months of 1998 was reduced due to uncertainty associated with the proposed merger with Staples, Inc. ("Staples"), which was terminated in July 1997. By the end of 1998, the Company had restaffed its real estate department and increased the pace of its store openings. The Company currently plans to open at least 105 retail stores in the United States and Canada during 1999.

Business Services Group: In 1993 and 1994, the Company expanded into the full service contract stationer business by acquiring eight contract stationers with 18 domestic customer service centers. Customer service centers ("CSCs") are warehouse and delivery facilities, many of which also house sales offices, call centers and administrative offices. These acquisitions also allowed the Company to broaden its commercial and retail delivery business. During the past four years, the Company has replaced several outdated, inefficient facilities with new CSCs and converted all of these facilities' warehouse and order entry systems to a common platform. With the integration of these facilities complete, the Company continues to direct its attention toward increasing market share in its Business Services Group. With the addition of 10 domestic facilities through its August 1998 merger with Viking Office Products, Inc. ("Viking"), the Company's Business Services Group operated 30 CSCs throughout the United States at the end of 1998. While the Company plans to integrate its delivery network, it will continue to operate under both the Office Depot and Viking brands.

In January 1998, the Company introduced its Office Depot public Internet site (www.officedepot.com), expanding its e-commerce capabilities beyond its existing contract web site. In 1998, the Company's e-commerce sales exceeded $66 million, $29 million of which were made in the fourth quarter. Although this channel is relatively new to the Company, based on growth rates experienced during 1998, management believes its Internet-based business will provide further growth opportunities for the Business Services Group through the Office Depot and Viking (www.vikingop.com) web sites.

International Division: In December 1993, the Company established its presence outside of the United States and Canada by opening its first store in Colombia through a license agreement. The Company continued its international expansion through license and joint venture agreements. Prior to 1998, all of the International Division's office supply stores and its Office Depot CSCs were operated under license and joint venture agreements. In 1998, the Company expanded internationally through its merger with Viking, whose international operations are wholly-owned, and by increasing its ownership position in its operations in France and Thailand to 100% and 80%, respectively. International store and CSC activity, including facilities operated through license and joint venture agreements, for the last five years is as follows:


                                   Office Supply Stores                           Customer Service Center
                         --------------------------------------------  --------------------------------------------
                          Open at                           Open at      Open at                           Open at
                         Beginning                             End      Beginning                            End
                         of Period   Opened     Closed      of Period   of Period   Opened     Closed     of Period
               =====================================================================================================
               1994          1          2          --           3           3          1           --          4
               1995          3          6          --           9           4          4           --          8
               1996          9         12          --          21           8          4           --         12
               1997         21         18          --          39          12          4           --         16
               1998         39         48          --          87          16          2            1         17
               =====================================================================================================




Results of Operations
                                                         Sales

                                                                                     Annual
                                    Dollars in thousands               Sales        increase
                                    =============================================================
                                    1998
                                      Stores Division              $ 5,128,621         9%
                                      Business Services Group        2,825,564        13%
                                      International Division         1,047,472        19%
                                      Inter-segment                     (3,919)
                                    -------------------------------------------------------------
                                        Total                      $ 8,997,738        11%
                                    =============================================================
                                    1997
                                      Stores Division              $ 4,716,991         6%
                                      Business Services Group        2,503,826        22%
                                      International Division           882,806        20%
                                      Inter-segment                     (3,304)
                                    -------------------------------------------------------------
                                        Total                      $ 8,100,319        12%
                                    =============================================================
                                    1996
                                      Stores Division              $ 4,470,525
                                      Business Services Group        2,046,189
                                      International Division           737,380
                                      Inter-segment                     (3,163)
                                    -------------------------------------------------------------
                                        Total                      $ 7,250,931
                                    =============================================================


The increases in sales in the Stores Division resulted from comparable stores sales growth of 3% in 1998 and 1% in 1997, coupled with the incremental sales attributable to the net increases in its store base in 1998 and 1997 of 100 and 41, respectively. The Company's comparable store sales in the future may be impacted by competition, the opening of new Office Depot stores in markets where stores already exist, and various other economic conditions. The increases in sales in the Business Services Group were achieved primarily by expanding its contract sales force and by increasing circulation of direct mail catalogs from 95 million in 1996 to 113 million in 1998. The sales increases in the International Division were primarily the result of continued penetration of the Viking brand in existing and new European markets. In U.S. dollars, the Company increased its sales in the U.K. by 14% in 1998 and 16% in 1997; with increases of 31% and 46% for the same two years, respectively, in Germany. Over 60% of the International Division's sales are made in the U.K. and Germany.

The Company's sales by product group are as follows:


                                       1998          1997          1996
=========================================================================
General office supplies                42.85%        42.65%        42.73%
Computers, business machines
 and related supplies                  46.02%        45.69%        45.65%
Office furniture                       11.13%        11.66%        11.62%
-------------------------------------------------------------------------
                                      100.00%       100.00%       100.00%
=========================================================================

The Company's merchandise mix has remained relatively stable over the periods, with the increase in computers, business machines and related supplies in 1998 driven by growth in business machine supplies.

                                  Gross Profit


                                  Gross           Gross
  Dollars in thousands            profit         profit %
=========================================================
1998
  Stores Division              $ 1,222,529         23.8%
  Business Services Group          862,069         30.5%
  International Division           430,173         41.1%
  Inter-segment                     (1,497)
---------------------------------------------------------
  Total                        $ 2,513,274         27.9%
=========================================================
1997
  Stores Division              $ 1,012,127         21.5%
  Business Services Group          768,059         30.7%
  International Division           357,792         40.5%
  Inter-segment                     (1,180)
---------------------------------------------------------
  Total                        $ 2,136,798         26.4%
=========================================================
1996
  Stores Division              $   916,665         20.5%
  Business Services Group          644,942         31.5%
  International Division           295,113         40.0%
  Inter-segment                     (1,012)
---------------------------------------------------------
    Total                      $ 1,855,708         25.6%
=========================================================

As the Company has grown and strengthened its relationships with its key vendors, gross profit percentages continue to benefit from decreasing net product costs. Furthermore, while the computers, business machines and related supplies product group yields lower gross profit percentages than other product groups, the Company has seen a favorable shift in product mix within that group toward machine supplies and accessories, which has contributed to higher overall gross profit margins. In addition, the Company has improved its margins on computers by reducing its brand assortment and inventory levels and by increasing its inventory turns.

In addition to strengthening technology margins, the improvements in gross profit percentage in the Stores Division are largely due to proactive merchandising and pricing strategies applied to all product categories. As the Business Services Group has aggressively pursued market share growth in a highly competitive environment, particularly in the contract business, its gross margin percentage has declined somewhat. The Company expects its Business Services margins to improve as its market penetration increases and as it continues to utilize a more disciplined pricing approach. Gross profit in the International Division has improved as the Company's direct mail operations in various European countries have continued to mature.

The Company's gross profit percentage fluctuates as a result of numerous factors, including competitive pricing pressures, changes in product and customer mix, suppliers' pricing changes, as well as the Company's ability to achieve purchasing leverage through growth in total merchandise purchases. Additionally, occupancy costs, which reduce gross profit, can vary as the Company adds stores and CSCs in new markets.

               Store and Warehouse Operating and Selling Expenses




                                Store and
                                warehouse
                                operating
                               and selling   Percentage
Dollars in thousands            expenses      of sales
==========================================================
1998
  Stores Division               $  684,348      13.3%
  Business Services Group          675,674      23.9%
  International Division           283,102      27.0%
  Other                             (1,082)
---------------------------------------------------------
    Total                       $1,642,042      18.3%
=========================================================
1997
  Stores Division               $  622,266      13.2%
  Business Services Group          577,752      23.1%
  International Division           243,952      27.6%
  Other                               (778)
---------------------------------------------------------
    Total                       $1,443,192      17.8%
=========================================================
1996
  Stores Division               $  578,055      12.9%
  Business Services Group          494,797      24.2%
  International Division           207,894      28.2%
  Other                               (639)
---------------------------------------------------------
    Total                       $1,280,107      17.7%
=========================================================


The largest components of operating and selling expenses are personnel expenses and credit card processing fees for the Stores Division; personnel and delivery expenses for the Business Services Group; and advertising, personnel and delivery expenses for the International Division. Direct mail constitutes the largest international sales channel, and advertising includes the cost of catalog preparation and mailing. Operating and selling expenses as a percentage of sales are significantly higher in the Business Services Group than in the Stores Division, principally because of the need for a more experienced and more highly compensated sales force. Operating expenses as a percentage of sales are significantly higher in the International Division than in the Company's other segments primarily because of the use of an extensive catalog marketing program to drive sales in new and existing markets. Additionally, operating internationally typically requires a longer start-up period for certain sales channels, resulting in higher costs relative to sales during the start-up phase.

The Stores Division added 100 stores in 1998 (68 of which opened in the fourth quarter) and 41 stores in 1997 (28 of which were in the fourth quarter), resulting in an overall lower average age for the store base. Because newer stores generally have lower average sales than mature ones, operating and selling expenses as a percentage of sales in the Stores Division have increased. These increases were driven largely by payroll and other expenses which have a fixed cost component. In addition, opening new stores in existing markets can cannibalize the sales of other Office Depot stores in those markets, causing increases in expense percentages. Certain incremental expenses were also incurred in the Stores Division in 1998 because of the Company's aggressive store remodeling program. The Stores Division completed approximately 200 store remodels in 1998 and plans to continue its remodeling program in 1999.

Operating and selling expenses as a percentage of sales increased in the Business Services Group in 1998 as compared to 1997 primarily because of the costs associated with consolidating and integrating five Office Depot CSCs into two larger and more efficient facilities, and converting its Office Depot warehouse and order entry systems to common platforms. These expenses as a percentage of sales declined in 1997 as compared to 1996 largely as a result of enhanced operating efficiencies in its warehouses, coupled with a 22% increase in sales. Management believes that operating synergies arising from the Viking merger will positively impact the Business Services Group's operating and selling expenses as a percentage of sales in 1999 as the Company begins integrating Office Depot's and Viking's warehouses and systems. See additional discussion of the planned integration in "Merger and Restructuring Costs."

Operating and selling expenses as a percentage of sales decreased in the International Division primarily as a result of the Company's operations continuing to mature in countries such as Germany, which the Company entered in late 1995. As the Company's operations in a particular market grow, certain fixed operating expenses decline relative to sales. Additionally, as market share increases, costs for advertising in the form of prospecting decline as a percentage of sales. The Company expects its International Division's operating expenses as a percentage of sales to continue to improve in its established markets. These improvements, however, will be offset by incremental costs incurred to develop newer markets.

                              Pre-opening Expenses



Dollars in thousands                 1998        1997        1996
=================================================================
Pre-opening expenses              $17,150      $6,609      $9,827
-----------------------------------------------------------------
Office supply stores opened*          106          44          63
=================================================================
*Includes relocations.

Pre-opening expenses consist principally of personnel, property and advertising expenses incurred in the Stores Division. Since these items are expensed as incurred, the amount of pre-opening expenses each year is generally proportional to the number of new stores opened, in the process of being opened, or relocated during the year. The decrease in these expenses from 1996 to 1997 was due to the slowed store openings that resulted from uncertainty surrounding the proposed merger with Staples. Pre-opening expenses, which currently approximate $125,000 per standard office supply store, are predominantly incurred during a six-week period prior to the store opening. Pre-opening expenses also include, to a lesser extent, expenses incurred to open and relocate CSCs in the Business Services Group. Expenses incurred in the pre-opening phase of a new standard-sized CSC are approximately $500,000, and pre-opening expenses for a new, larger-sized CSC approximate $1,750,000. However, these expenses may vary with the size and type of future CSCs.

                      General and Administrative Expenses


Dollars in thousands                1998           1997           1996
========================================================================
General and administrative
  expenses                        $330,194       $272,022       $222,714
------------------------------------------------------------------------
Percentage of sales                    3.7%           3.4%           3.1%
========================================================================


General and administrative expenses consist primarily of personnel-related costs incurred in the administration of support functions. As these functions, for the most part, support all segments of the Company's business, they are not considered in determining segment profitability. The increase in general and administrative expenses as a percentage of sales in 1998 is principally attributable to the strengthening of the Company's overall corporate management infrastructure, including the addition of several key executives. In the area of merchandising and supply chain operations, this increased staffing drove reductions in inventory levels. Additionally, certain incremental corporate expenses were incurred to support the Company's store remodeling and CSC consolidation initiatives. Costs associated with the Company's Year 2000 compliance efforts and e-commerce initiatives also contributed to higher general and administrative expenses in 1998. In 1997, staffing issues associated with the proposed Staples merger resulted in fewer corporate personnel, thus reducing certain general and administrative costs. However, these reductions were offset by the Company's continued investment in improving its management information systems and, to some extent, by bonus accruals under the Company's incentive pay programs. In contrast, in 1996, the Company did not meet most of its performance goals under these programs; thus, no bonuses were awarded to senior management. While the Company has been able to decrease certain other general and administrative expenses as a percentage of sales, there can be no assurance that the Company will be able to continue to increase sales without a proportionate increase in corporate expenditures. Synergies arising from the Viking merger are expected to positively impact the Company's general and administrative expenses in the future.

                           Other Income and Expenses

In thousands                         1998           1997           1996
=======================================================================
Interest income                  $ 25,309       $  7,570       $  3,726
Interest expense                  (22,356)       (21,680)       (26,378)
Equity in earnings (losses)
  of investees, net               (12,811)        (7,034)        (2,178)
=======================================================================

As interest income and expense arise from corporate financing strategies, they are not considered by management in the determination of segment profitability. Increases in interest income reflect improved operating cash flows, which have yielded higher cash balances, allowing the Company to repay all of its short-term borrowings during 1997. The majority of the Company's interest expense is fixed in nature and relates to its convertible, subordinated debt.

Equity in earnings (losses) of investees, net, represents the Company's share of the earnings (losses) of the joint ventures in which the Company has an ownership interest of 50% or less, as well as royalty and license income generated under license agreements. Because all of the Company's equity investees operate outside of the United States and Canada, equity in earnings (losses) of investees is included in the determination of profitability of the International Division. During 1998, the Company increased its share of ownership in its operations in France and Thailand to 100% and 80%, respectively. Accordingly, the results of these operations have been consolidated from the date of the respective share purchase transactions. The increased losses in 1998 and 1997 were substantially attributable to start-up losses in the Company's joint venture in Japan. The Company, through its equity method joint ventures, opened 34 locations in 1998 (excluding six locations in Mexico that were purchased and did not require start-up costs and one location in France that was opened subsequent to November 1998, when the Company began consolidating its results), 18 locations in 1997 and 10 locations in 1996. Aggregate losses incurred by the Company's joint venture operations are expected to continue in 1999 as a result of the protracted start-up period generally associated with international operations. However, the addition of Viking's management expertise and marketing experience is expected to shorten the start-up period and improve the Company's profitability in its international operations.

Merger and Restructuring Costs: In August 1998, the Company completed its merger with Viking. In conjunction with the merger, each outstanding share of Viking common stock was converted into one share of Office Depot common stock. The merger was accounted for as a pooling of interests. Accordingly, the prior periods' consolidated financial statements and other non-financial information of the Company have been restated and combined with the consolidated financial statements and other non-financial information of Viking as if the merger had taken place at the beginning of the periods reported. In September 1998, in formulating its strategy for integrating the two companies, management announced its plan to close several facilities by the end of 2000. These facilities have been identified as redundant, or management believes that the business handled by these facilities can be more efficiently handled by other existing facilities. Accordingly, certain assets have been written off and certain costs accrued. Additionally, in November 1998, management decided to focus its attention on continued growth in its core businesses and on expansion of its international operations. In conjunction with this decision, the Company plans to close its five Furniture at Work(TM) and five Images(TM) stores, one of which was closed during the fourth quarter of 1998. Management expects all remaining stores to be closed by the end of the third quarter of 1999.

In September 1996, the Company entered into an agreement and plan of merger with Staples. In June 1997, the proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission. In July 1997, the Company and Staples announced that the merger agreement had been terminated.

Merger and restructuring costs in 1998 and 1997 consist of the following charges:


In thousands                                              1998         1997
================================================================================
Viking and Staples mergers:
  Costs directly attributable to merger
    transactions                                        $ 31,555      $16,094
  Asset impairment associated with the closure
    of identified facilities and the write-off of
    software applications to be abandoned                 41,962           --
  Other facility exit costs, principally estimated
    lease costs subsequent to closing
    of facilities                                         18,143           --
  Personnel retention and termination costs
    incurred through December 26, 1998                    14,553           --
  Other integration costs                                  1,936           --
--------------------------------------------------------------------------------
                                                         108,149       16,094
--------------------------------------------------------------------------------
Furniture at Work(TM) and Images(TM) closings:
  Asset impairment associated with the closure
    of stores                                              3,882           --
  Other exit costs, principally estimated lease
    costs subsequent to closing of stores                  7,098           --
--------------------------------------------------------------------------------
                                                          10,980           --
--------------------------------------------------------------------------------
      Total                                             $119,129      $16,094
================================================================================

The fair value of asset impairments was determined based on estimating the net realizable value at the time of the anticipated closure or discontinuation. Estimated proceeds from and costs in connection with disposal of these assets were determined through analysis of historical data and expected outcomes.

As of December 26, 1998, approximately $84.8 million related to merger and restructuring costs is included in accrued expenses on the consolidated balance sheet. Excluding the after-tax impact of merger and restructuring costs and the effect of the stock split described in Note A, the Company's diluted earnings per share would have been $1.24 in 1998 and $.97 in 1997.

                                  Income Taxes



Dollars in thousands                1998             1997             1996
================================================================================
Income taxes                     $  155,531       $  136,730       $  115,865
Effective income tax rate*             40.0%            36.8%            37.1%
Effective income tax rate,*
  excluding merger and
  restructuring costs                  37.0%            36.8%            37.1%
================================================================================

*Income taxes as a percentage of earnings before income taxes.

The increase in the overall effective income tax rate between 1997 and 1998 is the result of certain non-deductible merger-related charges incurred in the last half of 1998. The Company's effective income tax rate, excluding merger and restructuring costs, generally fluctuates as a result of various tax planning strategies employed domestically and internationally.


Liquidity and Capital Resources

Cash provided by (used in) the Company's operating, investing and financing activities has been as follows:



In thousands                 1998            1997            1996
===================================================================
Operating activities      $ 660,032       $ 446,975       $ 181,645
-------------------------------------------------------------------
Investing activities      $(252,734)      $(141,056)      $(242,439)
-------------------------------------------------------------------
Financing activities      $  61,747       $(131,929)      $  61,690
===================================================================

Operating: The Company has historically relied principally on cash flow generated from its operations as the primary source of its funds because the majority of the Company's store sales are on a cash and carry basis. Furthermore, the Company utilizes private label credit card programs administered and financed by financial services companies, which allow the Company to expand its sales without the burden of carrying additional receivables. Cash requirements are also reduced by vendor credit terms that allow the Company to finance a portion of its inventory. Sales made to larger customers through the Company's contract and direct mail channels are generally made pursuant to regular commercial credit terms under which the Company carries its own receivables, as opposed to sales made to smaller retail and commercial customers, who generally pay in cash or by credit card. Therefore, as the Company expands its contract and direct mail business, management anticipates that its accounts receivable portfolio will continue to grow. Receivables from vendors under rebate, cooperative advertising and marketing programs, which comprise a significant percentage of total receivables, tend to fluctuate somewhat seasonally, growing during the second half of the year and declining during the first half, as certain collections occur after an entire program year has been completed.

Slower store openings contributed to the $265 million increase in net cash provided by operating activities in 1997. By the fourth quarter of 1998, the Company had restaffed its real estate department and increased the pace of its store openings. While these increases in store openings utilized additional cash, the increase in comparable store sales, coupled with a reduction in overall inventory levels, provided funds to more than offset this impact in 1998. As a result, net cash provided by operating activities grew to $660.0 million in 1998. The Company's continued focus on supply chain management drove the $138.9 million reduction in inventory balances in 1998 without negatively impacting its in-stock position. Increases in contract and commercial sales from existing CSCs, both in 1998 and 1997, also leveraged assets employed and generated incremental operating cash flow.

Investing: The acquisition of capital assets, which is generally driven by the number of stores and CSCs opened or remodeled each year, as well as the increase in computer and other equipment at the corporate office required to support such expansion, represents the Company's primary investing activity. The increase and decrease in capital expenditures in 1998 and 1997, respectively, resulted primarily from the fluctuation in store openings and remodels.

The Company currently plans to open at least 105 stores during 1999. Management estimates that the Company's cash requirements, exclusive of pre-opening expenses, will be approximately $1.5 million for each new office supply store, with approximately $784,000 allocated to leasehold improvements, fixtures, point-of-sale terminals and other equipment in the stores, and approximately $750,000 allocated to that portion of the inventories that is not financed by vendors. In addition, management estimates that each new office supply store requires pre-opening expenses of approximately $125,000. The cash requirements for a new CSC, exclusive of pre-opening expenses, are significantly more than for a store. Each new CSC requires pre-opening expenses ranging from $500,000 to $1,750,000, depending upon the size of the facility.

Financing: The Company paid down all of its short-term borrowings, totaling $140 million, in February 1997. Since that time, the Company has not borrowed any amounts against its credit facility. In February 1998, the Company entered into a new credit agreement with a syndicate of banks which provides for a working capital line and letters of credit totaling $300 million. The new credit agreement replaced the Company's previous credit agreement and provides for various borrowing rate options, including a rate based on credit rating and fixed charge coverage ratio factors that currently would result in an interest rate of .18% over LIBOR. The credit facility expires in February 2003 and contains certain restrictive covenants relating to various financial statement ratios. As of December 26, 1998, the Company had no outstanding borrowings under the credit facility and had outstanding letters of credit totaling $9.2 million. In addition to bank borrowings, the Company has historically used equity capital, convertible debt and capital equipment leases as supplemental sources of funds.

In 1992 and 1993, the Company issued Liquid Yield Option Notes ("LYONs") which are zero coupon, convertible subordinated notes maturing in 2007 and 2008, respectively. Each LYON is convertible at the option of the holder at any time on or prior to maturity into common stock of the Company at conversion rates of
29.263 and 21.234 shares per 1992 and 1993 LYON, respectively. The Company, at its option, may elect to pay the purchase price on any particular conversion date in cash or common stock, or any combination thereof.

The Company's management continually reviews its financing options. Although it currently anticipates that all 1999 expansion and other activities will be financed through cash on hand, funds generated from operations, equipment leased under the Company's lease facilities and funds available under the Company's revolving credit facility, alternative financing will be considered if market conditions make it financially attractive. The Company's financing requirements beyond 1999 will be affected by changes in operating and investing decisions, including the number of new stores or CSCs opened or acquired.

                         Impact of the Year 2000 Issue

The Year 2000 ("Y2K") issues arise because of the inability of certain electronic data operating systems to differentiate between the years 1900 and 2000 when processing data. Many systems and programs were written to recognize and process two digits for the year, instead of four.

In recent years, the producers of electronic data operating systems, as well as most other businesses, have generally become aware of Y2K issues and the potential for disruption in the operation of business as a result of systems that are not Y2K compliant. Y2K issues can arise at any point in the Company's operational or financial processes. Most systems and programs developed in the past several years have been designed to be Y2K compliant, whereas many of the older systems and programs are not Y2K compliant and require various changes in order to bring them into compliance.

Most of the Company's current application systems were developed over the past four years and were designed to use four-digit year values. Management believes that these systems are already Y2K compliant. To ensure a smooth transition into the millennium, the Company has established the Year 2000 Project Office led by a Year 2000 Project Team ("Project 2000"). The objective of Project 2000 is to establish standards and guidelines, assist in development and remediation plans, track and report on progress, and answer customer and vendor inquiries regarding its Y2K compliance efforts. Project 2000 consists of four major components:
Technology Systems, including (1) Operations and (2) Development; and Non-technology Systems, including (3) Facilities and (4) Merchandising.

Technology Systems: Operations includes the review of data center process automation equipment, software not internally developed or supported by the MIS department, and data/voice networks. The phases of this component are: (1) review all equipment and complete an inventory of all hardware and software, (2) evaluate the readiness of all hardware and software and plan for required upgrades to Y2K compliant versions and (3) correct all non-compliant hardware and software through upgrades certified as Y2K compliant by their vendors. The Company expects to have all phases of this component complete by August 1999.

MIS Development focuses on the proper operation of application software developed or supported in-house. The phases of this component are: (1) assess systems for potential Y2K issues, (2) remediate any non-compliant systems by changing the program code to properly process all dates, (3) test to make sure remediation has not changed the functionality of the application, and place new program code into production, (4) test the accuracy of the output under multiple scenarios and (5) certify that the systems are Y2K compliant. This component is being completed by multiple MIS teams. Although each team is at a different phase in the project, this component, as a whole, is currently on schedule to be substantially completed by the end of the second quarter of 1999. Overall, the two Technology components together are currently approximately 80% complete.

Non-technology Systems: The Facilities component of Project 2000 involves the Company's buildings and transportation. Typical concerns related to buildings include security, environment and telephone systems. Concerns related to transportation include scheduling, communication, security, tracking and maintenance. The phases of this component are: (1) develop an inventory of equipment and services and associated vendors, (2) contact all vendors to verify Y2K compliance of their equipment and services, (3) upgrade systems and equipment to compliant versions, if necessary, (4) test equipment and systems and (5) certify that all such equipment and services are Y2K compliant. The Company has completed phases 1 and 2 of this component and has begun work on phase 3. This component is currently on schedule to be completed by April 1999.

For the Merchandising component of Project 2000, the Company will attempt to ensure that merchandise suppliers are able to meet their delivery commitments. The phases of this component are: (1) develop a supplier survey, (2) request that suppliers confirm Y2K compliance, (3) establish confidence/risk levels by product, (4) develop contingency plans for non-compliant vendors (e.g., alternate product sources, increased inventory levels, etc.) and (5) certify products as Y2K compliant or implement contingency plans. Phase 1 has been completed and phases 2 and 3 are in the process of being completed. The Company will continue to follow up with vendors until they have all responded. Nearly 90% of respondents have plans in place for internal systems compliance and almost 70% have already certified that their products are Y2K compliant. This component is currently on schedule to be completed by April 1999.

The Company's Y2K effort is being undertaken on a worldwide basis to identify the level of Y2K preparedness of the Company's operations in each country. Because of the interdependent nature of the Company's operations with those of its suppliers and customers, the Company could be materially adversely affected if utilities, private businesses or governmental entities with which it does business are not adequately prepared for the year 2000. A reasonably possible worst case scenario resulting from the Company not being fully Y2K compliant by January 1, 2000 might include, among other things, temporary store or CSC closings, delays in the delivery of products, delays in the receipt of supplies, payment and collection errors, and inventory and supply obsolescence. Consequently, the business and the results of operations of the Company could be materially adversely affected by a temporary inability of the Company to conduct its business in the ordinary course for a period of time after January 1, 2000. However, management believes that its Y2K readiness program should significantly reduce any adverse effect from any such disruptions, and the effect on the Company's financial position or the results of its operations is not expected to be material. The Company has not experienced any significant delays in other MIS initiatives as a result of Project 2000.

Costs for hardware and software are capitalized and depreciated over the assets' estimated useful lives. All other costs specifically associated with Project 2000 (e.g., labor, consulting fees, maintenance contracts, etc.) are expensed as Total costs incurred in 1998 related to Project 2000 were approximately $5 million, most of which were expensed. The Company expects to spend another $7 to $9 million to complete Project 2000, most of which will be expensed as incurred.

The Company's Y2K readiness program is an ongoing process, and the estimates of costs and completion dates for various components of the Y2K readiness program described above are subject to change. The estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events. Although the Company expects its systems and facilities to be Y2K compliant by the end of the third quarter of 1999, there is no assurance that this goal will be achieved. Risks to completing the plan include the availability of resources, the Company's ability to identify and correct any potential Y2K issues, and the willingness and ability of suppliers, customers and governmental agencies to bring their systems into Y2K compliance.


                                      Euro


On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the euro). The euro is currently trading on currency exchanges and may be used in business transactions. The ultimate conversion to the euro will eliminate currency exchange rate risk among the member countries. The former currencies of the participating countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's former currency. Beginning in January 2002, new euro-denominated bills and coins will become the legal currency, and, during the ensuing months, all former currencies will be withdrawn from circulation.

The use of a single currency in the participating countries may affect the Company's ability to price its products differently in the various European markets because of price transparency. One possible result is price harmonization at lower average prices for items sold in some markets. Nevertheless, other market factors such as local taxes, customer preferences and product assortment may reduce the need for price equalization.

The Company has significant sales in Europe and is currently evaluating the business implications of the conversion to the euro, including the need to adapt internal systems to accommodate euro-denominated transactions, the competitive implications of cross border price transparency, the impact on existing marketing programs, and other strategic implications. Based on these evaluations, the Company does not expect the conversion to the euro to have a material effect on its financial position or the results of its operations.

INTEREST RATE AND FOREIGN EXCHANGE MARKET RISKS

INTEREST RATE RISKS: The Company's short-term investment portfolio generates interest income which is affected by changes in interest rates. As of December 26, 1998, assuming the investment portfolio was held constant, management estimates that a ten percent change in short-term interest rates would result in an after-tax increase or decrease of approximately $2 million in investment income on an annual basis. The Company's zero coupon, convertible, subordinated notes offer stated yields to maturity which are not subject to interest rate risks. Borrowings under the Company's bank credit agreement would be subject to variable interest rates; however, there were no such borrowings at December 26, 1998.

FOREIGN EXCHANGE RATE RISKS: The Company conducts business in various countries outside of the United States, and does, from time to time, enter into forward or option contracts to minimize its exposure to foreign exchange rate risk related to specific transactions. During 1998, a maximum of $13.1 million in foreign exchange forward contracts was outstanding at any one time. As of December 26, 1998, there were no forward or option contracts outstanding.

Foreign currency transaction exposure arises when an operating unit transacts business denominated in a currency that is not its own functional currency. The Company's transaction risks are attributable primarily to inventory purchases from third party vendors. The introduction of the euro has significantly reduced such risks, and transaction exposures on an overall basis are not significant.

The Company also has foreign exchange translation exposures resulting from the translation of foreign currency-denominated earnings into U.S. dollars in the Company's consolidated financial statements. Management estimates that, as of December 26, 1998, a ten percent change in applicable foreign exchange rates would have raised or lowered the Company's after-tax earnings by approximately $3.5 million on an annual basis.


INFLATION AND SEASONALITY

Although the Company cannot precisely determine the effects of inflation on its business, it does not believe inflation has a material impact on its sales or the results of its operations. The Company considers its business to be somewhat seasonal, with sales in its Stores and Business Services Groups trending slightly higher during the first and fourth quarters of each year and sales in its International Division trending slightly higher in the third quarter.

NEW ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires reporting every derivative instrument at its fair value on the balance sheet. This statement also requires recognizing any change in the derivatives' fair value in earnings for the current period unless specific hedge accounting criteria are met.

SFAS No. 133 is effective for fiscal quarters of fiscal years that begin after June 15, 1999. The Company has not determined the impact that this statement will have on its financial position or the results of its operations upon adoption.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted by the United States Congress. The Act contains certain amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934. These amendments provide protection from liability in private lawsuits for "forward-looking" statements made by public companies and other persons specified in the Act. The Company desires to take advantage of the "safe harbor" provisions of the Act. In order to do so, these cautionary statements are provided.

This Annual Report contains both information which is historical in nature and other information which looks toward the future performance of the Company. Examples of historical information include the 1998 financial statements and the commentary on past performance contained in this Management's Discussion and Analysis. The Company cautions readers that, with the exception of information which clearly deals with historical matters, the information contained in this Annual Report should be considered to be "forward-looking statements" as referred to in the Act.

Forward-looking information involves risks and uncertainties, including certain matters which are discussed in more detail below and in the Company's report on Form 10-K, filed with the Securities & Exchange Commission. This information is based on various factors and important assumptions about future events that may or may not actually come true. As a result, the Company's operations in the future and its financial results could differ materially and substantially from those discussed in the forward-looking statements in this Annual Report. In particular, the factors discussed below and in the Company's Form 10-K could affect the Company's actual results and could cause the Company's actual results during 1999 and in future years to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company in this Annual Report.

COMPETITION: The Company competes with a variety of retailers, dealers and distributors in a highly competitive marketplace, including high-volume office supply chains, warehouse clubs, computer stores, contract stationers and well-established mass merchant retailers. Internet-based merchandisers have begun competing with the Company. This competition is expected to increase in the future as both the Company and these and other companies continue to expand their operations. Many startup operations focused heavily on Internet sales may be able to effectively compete with the Company in the areas of price competition and selection.

Some of these competitors may be willing to substantially sacrifice their profitability in order to gain a foothold in the marketplace. In addition, certain manufacturers of computer hardware, software and peripherals, including suppliers of the Company, have expanded their own direct marketing of products, particularly over the Internet. If the Company is unable to effectively counter this competitive expansion, it could have a material adverse effect on the Company's sales growth and operating results.

EXECUTION OF EXPANSION PLANS: The Company plans to open at least 105 stores in 1999, and the Company considers its expansion program to be an integral part of its plan to achieve anticipated operating results in future years. Conditions outside the Company's control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could impact anticipated store openings. Additionally, as the Company expands the number of its stores in existing markets, sales of existing stores may suffer from cannibalization. New stores typically require an extended period of time, generally exceeding a year, to reach the sales and profitability levels of the Company's existing stores. There can be no assurance that new stores will ever be as profitable as existing stores because of competition from other store chains and the tendency of existing stores to share sales as the Company opens new stores in its more mature markets. The failure to expand by opening new stores as planned and the failure to generate the anticipated sales growth in markets where new stores are opened could have a material adverse effect on the Company's future sales growth, profitability and operating results.

VIKING MERGER AND INTEGRATION: On August 26, 1998, the Company merged with Viking. Costs related to the integration of Viking's warehouse facilities with the Company's delivery network will increase warehouse expenses in 1999 and possibly beyond 1999. Moreover, integrating the operations and management of Office Depot and Viking is a complex process. The integration of the two companies will require significant management attention, which may temporarily distract management from other matters. The inability of management to integrate successfully the operations of Office Depot and Viking could have a material adverse effect on the future revenues, sales growth, profitability, and operating results of the Company.

INTERNATIONAL MARKET: The Company has operations in a number of international markets. The Company intends to enter additional international markets as attractive opportunities arise. In addition to the risks described above, internationally the Company faces such risks as foreign currency fluctuations, unstable political and economic conditions, obtaining adequate and appropriate inventory and, because some of its foreign operations are not wholly-owned, compromised operating control in certain countries.

BUSINESS SERVICES SALES: The Company competes with a number of contract stationers, mail order operators and retailers who supply office products and services to large and small businesses both nationally and internationally. In order to achieve and maintain expected profitability levels, the Company must continue to grow this segment of the business. Some of the Company's competitors do not compete in the retail superstore category in which the Company operates and therefore may be able to focus more attention on the business services segment, thereby providing formidable competition for the Company. Failure of the Company to adequately address this segment of its business could put it at a competitive disadvantage relative to these competitors.

SOURCES AND USES OF CASH; FINANCING: The Company believes that its current level of cash and cash equivalents, future operating cash flows, lease financing arrangements and funds available under its revolving credit facility should be sufficient to fund its planned expansion, integration and other operating cash needs for at least the next year. However, there can be no assurance that additional sources of financing will not be required during the next twelve months as a result of unanticipated cash demands, opportunities for expansion or acquisition, changes in growth strategy or adverse operating results. The inability of the Company to access needed financial resources could have a material adverse effect on the Company's financial position or its results from operations.

Y2K ISSUES: While the Company has worked diligently to bring its own systems into Year 2000 compliance and has endeavored to ensure that its suppliers, vendors and major customers are also Y2K compliant, there can be no assurance that the Company and all of its suppliers, vendors or major customers will, in fact, become Y2K compliant on a timely basis. Any significant failure by the Company's suppliers, vendors or major customers, or indeed, any unanticipated failure by the Company to become fully Y2K compliant could have a material adverse effect on the Company's financial position and results of operations.

DISCLAIMER OF OBLIGATION TO UPDATE: The Company assumes no obligation (and specifically disclaims any obligation) to update these Cautionary Statements or any other forward-looking statements contained in this Annual Report to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements.

                       Office Depot, Inc. and Subsidiaries

                           INDEPENDENT AUDITORS' REPORT


To the Board of Directors of Office Depot, Inc.

We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 26, 1998 and December 27, 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Office Depot, Inc. and Subsidiaries as of December 26, 1998 and December 27, 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 26, 1998 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
February 17, 1999 (February 24, 1999 as to the stock split described in Note A)

                       Office Depot, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS


                                                                         DECEMBER 26,    December 27,
(In thousands, except share and per share amounts)                           1998            1997
====================================================================================================
ASSETS
Current assets:
  Cash and cash equivalents                                            $   704,541       $   239,877
  Short-term investments                                                    10,424            17,868
  Receivables, net of allowances of $25,927 in 1998 and
    $25,587 in 1997                                                        721,446           652,786
  Merchandise inventories                                                1,258,355         1,397,266
  Deferred income taxes                                                     52,422            35,846
  Prepaid expenses                                                          33,247            37,436
----------------------------------------------------------------------------------------------------
    Total current assets                                                 2,780,435         2,381,079
Property and equipment, net                                                979,229           846,676
Goodwill, net of amortization                                              227,964           212,344
Other assets                                                               125,413            80,720
----------------------------------------------------------------------------------------------------
                                                                       $ 4,113,041       $ 3,520,819
====================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                     $ 1,027,591       $   988,738
  Accrued expenses                                                         430,666           265,267
  Income taxes                                                              69,910            31,138
  Current maturities of long-term debt                                       2,834             2,473
----------------------------------------------------------------------------------------------------
    Total current liabilities                                            1,531,001         1,287,616
Long-term debt, net of current maturities                                   35,490            29,406
Deferred income taxes and other credits                                     82,450            68,545
Zero coupon, convertible subordinated notes                                435,221           417,614
Commitments and contingencies
Stockholders equity:
    Common stock--authorized 800,000,000 shares of
      $.01 par value; issued 249,211,803 in 1998 and
      245,109,330 in 1997                                                    2,492             2,451
    Additional paid-in capital                                             839,368           762,911
    Unamortized value of long-term incentive stock grants                   (2,874)           (3,210)
    Accumulated other comprehensive income                                 (18,078)          (19,289)
    Retained earnings                                                    1,209,721           976,525
    Less: 2,163,447 shares of treasury stock, at cost                       (1,750)           (1,750)
----------------------------------------------------------------------------------------------------
                                                                         2,028,879         1,717,638
----------------------------------------------------------------------------------------------------
                                                                       $ 4,113,041       $ 3,520,819
====================================================================================================

The accompanying notes are an integral part of these statements.

                       Office Depot, Inc. and Subsidiaries

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                          52 WEEKS        52 Weeks        52 Weeks
                                                            ENDED           Ended           Ended
                                                         DECEMBER 26,    December 27,    December 28,
(In thousands, except per share amounts)                     1998            1997            1996
=======================================================================================================
Sales                                                   $ 8,997,738       $ 8,100,319       $ 7,250,931
Cost of goods sold and occupancy costs                    6,484,464         5,963,521         5,395,223
-------------------------------------------------------------------------------------------------------
  Gross profit                                            2,513,274         2,136,798         1,855,708
Store and warehouse operating and selling expenses        1,642,042         1,443,192         1,280,107
Pre-opening expenses                                         17,150             6,609             9,827
General and administrative expenses                         330,194           272,022           222,714
Amortization of goodwill                                      6,174             6,146             6,147
Merger and restructuring costs                              119,129            16,094                --
-------------------------------------------------------------------------------------------------------
  Operating profit                                          398,585           392,735           336,913
Other income (expense):
  Interest income                                            25,309             7,570             3,726
  Interest expense                                          (22,356)          (21,680)          (26,378)
  Equity in earnings (losses) of investees, net             (12,811)           (7,034)           (2,178)
-------------------------------------------------------------------------------------------------------
  Earnings before income taxes                              388,727           371,591           312,083
Income taxes                                                155,531           136,730           115,865
-------------------------------------------------------------------------------------------------------
  Net earnings                                          $   233,196       $   234,861       $   196,218
=======================================================================================================
Earnings per share:
  Basic                                                 $       .95       $       .97       $       .82
  Diluted                                                       .91               .93               .79
=======================================================================================================
Pro forma earnings per share:
  Basic                                                 $       .64       $       .65       $       .55
  Diluted                                                       .61               .62               .53
=======================================================================================================

The accompanying notes are an integral part of these statements.

                       Office Depot, Inc. and Subsidiaries

                 Consolidated Statements of Stockholders' Equity

               Period from December 31, 1995 to December 26, 1998


                                                                          Unamortized                                    Accumulated
                                                                           Value of                                         Other
                                        Common       Common    Additional  Long-term                           Compre-      Compre-
(In thousands,                           Stock        Stock     Paid-in     Incentive   Retained    Treasury    hensive     hensive
except for number of shares)             Shares       Amount    Capital    Stock Grant  Earnings     Stock      Income      Income
====================================================================================================================================
Balance at December 31, 1995          240,306,271    $2,403    $ 699,545    $(7,445)   $ 545,446   $(1,750)                $    621
Comprehensive income:
  Net earnings                                                                           196,218              $196,218
  Foreign currency translation
    adjustment                                                                                                  (1,567)      (1,567)
                                                                                                              --------
  Comprehensive income                                                                                        $194,651
                                                                                                              ========
Exercise of stock options (including
  tax benefits)                          2,593,503         26     24,907
Issuance of stock under employee
  stock purchase plan                      393,790          4      7,982
Restricted stock awards                     54,127          1        771
401(k) plan matching contributions         108,681          1      2,070
Conversion of LYONs to
  common stock                                 292          --         6
  incentive stock grant                     30,000          --       745     (745)
Cancellation of long-term
  incentive stock grant                   (400,000)         (4)   (3,071)   2,358
Amortization of long-term                       --          --
  incentive stock grant                                                       588
===================================================================================================================================
Balance at December 28, 1996           243,086,664     $ 2,431  $732,955  $(5,244)     $  741,664  $(1,750)                $   (946)
Comprehensive income:
  Net earnings                                                                            234,861             $234,861
  Foreign currency translation
    adjustment                                                                                                 (18,343)     (18,343)
                                                                                                              --------
  Comprehensive income                                                                                        $216,518
                                                                                                              ========
Exercise of stock options (including
  tax benefits)                          1,818,162          18    23,104
Issuance of stock under employee
  stock purchase plan                      352,379           4     6,336
401(k) plan matching contributions         151,190           1     2,800
Conversion of LYONs to
  common stock                                 935          --        20
Cancellation of long-term
  incentive stock grant                   (300,000)         (3)   (2,304)   1,640
Amortization of long-term
  incentive stock grant                         --          --                394
===================================================================================================================================
Balance at December 27, 1997           245,109,330     $ 2,451  $762,911  $(3,210)     $  976,525  $(1,750)                $(19,289)
Comprehensive Income:
  Net earnings                                                                            233,196             $233,196
  Foreign currency translation
    adjustments                                                                                                  1,211        1,211
                                                                                                              --------
  Comprehensive income                                                                                        $234,407
                                                                                                              ========
Exercise of stock options (including
  tax benefits)                          3,599,964          36    63,474
Issuance of stock under employee
  stock purchase plan                      311,596           3     7,897
401(k) and deferred compensation
  plans matching contributions             135,370           1     3,883
Conversion of LYONs to
  common stock                              55,543           1     1,203
Amortization of long-term
  incentive stock grant                                                       336
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 26, 1998           249,211,803     $ 2,492  $839,368  $(2,874)     $1,209,721  $(1,750)                $(18,078)
===================================================================================================================================

The accompanying notes are an integral part of these statements.

                      Office Depot, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         52 Weeks          52 Weeks         52 Weeks
                                                                          Ended             Ended            Ended
                                                                       December 26,      December 27,     December 28,
(In thousands)                                                             1998              1997             1996
======================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                                         $ 8,928,519       $ 8,017,406       $ 7,193,535
  Cash paid to suppliers                                                (8,137,802)       (7,420,731)       (6,924,217)
  Interest received                                                         23,972            (4,703)            3,914
  Interest paid                                                             (3,625)           (4,166)           (9,187)
  Income taxes paid                                                       (151,032)         (140,831)          (82,400)
----------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                              660,032           446,975           181,645
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of short-term investment securities and bonds                   (36,697)               --           (30,230)
  Proceeds from maturities or sale of short-term investment
    securities and bonds                                                    44,260            20,030            20,539
  Purchase of remaining ownership interest in joint venture                (27,680)
  Capital expenditures                                                    (254,981)         (165,213)         (234,489)
  Proceeds from sale of property and equipment                              22,364             4,127             1,741
----------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                 (252,734)         (141,056)         (242,439)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and sale of stock under
    employee stock purchase plan                                            64,237            19,959            22,677
  Proceeds from long- and short-term borrowings                                 --                --           146,652
  Payments on long- and short-term borrowings                               (2,490)         (151,888)         (107,639)
----------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities                     61,747          (131,929)           61,690
----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                (4,381)           (1,939)           (1,020)
----------------------------------------------------------------------------------------------------------------------
        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               464,664           172,051              (124)
          Cash and cash equivalents at beginning of period                 239,877            67,826            67,950
----------------------------------------------------------------------------------------------------------------------
          Cash and cash equivalents at end of period                   $   704,541       $   239,877       $    67,826
======================================================================================================================
RECONCILIATION OF NET EARNINGS TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
    Net earnings                                                       $   233,196       $   234,861       $   196,218
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization                                      140,940           119,476            99,118
        Provision for losses on inventory and accounts receivable           81,270            76,919            49,606
        Accreted interest on zero coupon, convertible
          subordinated notes                                                18,812            18,005            17,064
        Contributions of common stock to employee benefit and
          stock purchase plans                                               4,501             3,373             2,780
        Deferred income taxes                                              (38,244)            9,534             6,605
        Loss (gain) on disposal of property & equipment                      2,023             4,657              (430)
        Changes in assets and liabilities:
          Increase in receivables                                          (88,595)         (147,991)          (61,791)
          Decrease (increase) in merchandise inventories                   106,189           (28,251)         (103,463)
          Increase in prepaid expenses and other assets                    (42,013)          (22,492)          (26,607)
          Increase in accounts payable, accrued expenses and
            deferred credits                                               241,953           178,884             2,545
----------------------------------------------------------------------------------------------------------------------
              Total adjustments                                            426,836           212,114           (14,573)
----------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                          $   660,032       $   446,975       $   181,645
======================================================================================================================

The accompanying notes are an integral part of these statements.

Note A: Summary of Significant Accounting Policies

Office Depot, Inc. and Subsidiaries (the "Company" or "Office Depot") is the world's largest supplier of office products and services, utilizing an international chain of high-volume office supply stores; a contract sales network throughout the United States; and catalog, mail order and delivery operations to serve its customers in 19 countries. The Company currently operates under two brands--Office Depot and Viking Office Products.

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its wholly- and majority-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Certain reclassifications were made to prior year statements to conform them to the current year presentation.

The Company maintains license agreements for the operation of Office Depot stores in Colombia, Hungary and Poland and joint venture agreements to operate stores in Israel, Japan, Mexico and Thailand. In April 1998, the Company increased its ownership share in its Thai joint venture from 20% to 80%, and in November 1998, the Company increased its ownership share in its French operations from 50% to 100%. Accordingly, the Company's share of the Thai joint venture's financial position, results of operations and cash flows since April 1998, as well as the entire financial position, results of operations and cash flows of its French operations since November 1998, have been included in the consolidated financial statements. All other joint ventures are accounted for using the equity method.

In August 1998, the Company merged with Viking Office Products, Inc. ("Viking"). The merger was accounted for as a pooling of interests. Accordingly, the consolidated financial statements of the Company have been restated and combined with the consolidated financial statements of Viking as if the merger had taken place at the beginning of the periods reported. With the addition of Viking, the Company now has operations on a wholly-owned, joint venture or licensed basis in Australia, Austria, Belgium, Canada, Colombia, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Thailand, the United Kingdom and the United States.

The Company operates on a 52- or 53-week fiscal year ending on the last Saturday in December. Prior to the merger, Viking operated on a 52- or 53-week fiscal year ending on the last Friday in June. In order to conform Viking's financial statements to Office Depot's fiscal years, Viking's historical quarterly amounts were realigned according to Office Depot's fiscal year.

On February 24, 1999, the Company declared a three-for-two stock split in the form of a 50% stock dividend payable on April 1, 1999 to stockholders of record on March 11, 1999. Pro forma earnings per share reflect the impact of the three-for-two stock split on reported amounts. In conjunction with the stock split, approximately 125 million additional shares will be issued on April 1, 1999.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements, and to disclose contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation: The financial statements of the Company's subsidiaries outside of the United States are measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expenses are translated at the average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income, which is a separate component of common stockholders' equity. Accumulated other comprehensive income also includes gains and losses on intercompany loans that are not expected to be repaid in the foreseeable future.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Short-term Investments: Short-term investments are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and are, accordingly, reported at fair value. Under SFAS No. 115, fluctuations in fair value are included as a separate component of stockholders' equity. At December 26, 1998, short-term investments consisted of $9.0 million of tax exempt municipal bonds and $1.4 million of investments in government agency bonds. All of the tax exempt municipal bonds at December 26, 1998 are due within one year. As of December 26, 1998 and December 27, 1997, the fair value of short-term investments approximated cost.

Receivables: Receivables as of December 26, 1998 and December 27, 1997 include trade receivables not sold through outside programs, totaling $464.0 million and $428.4 million, respectively. An allowance for doubtful accounts is provided for estimated amounts considered uncollectible. The credit risk related to these trade receivables is limited because of the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographic regions.

Other receivables, totaling $257.4 million and $224.4 million as of December 26, 1998 and December 27, 1997, respectively, consist primarily of estimated receivables from vendors under purchase rebate, cooperative advertising and various other marketing programs. Funds received from vendors under rebate and other programs related to purchases of merchandise inventories are capitalized and recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts relating to cooperative advertising and marketing programs are recognized as a reduction of advertising expense in the period that the related expenses are incurred.

Merchandise Inventories: Inventories are stated at the lower of cost or market value. The Company uses the weighted average method of determining cost for approximately 90% of its inventories and the first-in-first-out (FIFO) method for the balance.

Income Taxes: The Company provides for Federal and state income taxes currently payable, as well as deferred income taxes resulting from temporary differences between the bases of assets and liabilities for tax purposes and for financial statement purposes, using the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this standard, deferred tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized currently in the financial statements.

The Company has not recognized income taxes on the undistributed earnings of certain of its foreign subsidiaries. It is the Company's intention to reinvest such earnings permanently to fund further overseas expansion. Cumulative undistributed earnings of foreign subsidiaries for which no Federal income taxes have been provided approximated $248.3 million and $172.2 million as of December 26, 1998 and December 27, 1997, respectively.

Property and Equipment: Property and equipment is recorded at cost. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives using the straight line and accelerated methods. Estimated useful lives are 10 to 30 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the terms of the underlying leases, including probable renewal periods, or the estimated useful lives of the improvements.

Goodwill: Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired under the purchase method of accounting. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization of goodwill was $37.5 million and $31.3 million as of December 26, 1998 and December 27, 1997, respectively.

Impairment of Long-Lived Assets: In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for such long-lived assets and identifiable intangibles is based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. With the exception of costs included in merger and restructuring costs (see Note B), the Company has not recognized significant impairment losses during the periods presented.

Fair Value of Financial Instruments: SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the consolidated balance sheets of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

The following methods and assumptions were used to estimate fair value:

         - the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate fair value because of their short-term nature;

         - discounted cash flows using current interest rates for financial instruments with similar characteristics and maturity were used to determine the fair value of short-term and long-term debt; and

         - quoted market prices were used to determine the fair value of short-term investments and the zero coupon, convertible subordinated notes.

There were no significant differences as of December 26, 1998 and December 27, 1997 in the carrying value and fair value of financial instruments except for the zero coupon, convertible subordinated notes which had a carrying value of $435.2 million and $417.6 million and a fair value of $633.6 million and $429.4 million at the end of 1998 and 1997, respectively.

Advertising: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to related revenues. The Company and its vendors participate in cooperative advertising programs in which the vendors reimburse the Company for a portion of certain advertising costs. Advertising expense, net of vendor cooperative advertising allowances, amounted to $230.8 million in 1998, $201.8 million in 1997 and $171.5 million in 1996.

Pre-opening Expenses: Pre-opening expenses related to the opening of new and relocated stores and warehouses are expensed as incurred.

Post-retirement Benefits: The Company does not currently provide post-retirement benefits for its employees.

Insurance Risk Retention: The Company retains certain risks for workers' compensation, auto and general liability, and employee medical insurance programs and accrues estimated liabilities on an undiscounted basis for known claims and claims incurred but not reported.

Comprehensive Income: Comprehensive income represents the change in stockholders' equity from transactions and other events and circumstances arising from non-stockholder sources. The Company's comprehensive income for 1998, 1997 and 1996 consists of net income and foreign currency translation adjustments.

Derivative Financial Instruments: The Company's use of derivatives is currently limited to forward exchange contracts that are used to minimize foreign exchange risk related to specific transactions. During 1998 and 1997, the Company purchased foreign currency contracts to hedge certain inventory purchases. In 1996, in addition to hedging certain inventory purchases, the Company purchased foreign currency contracts to hedge certain advances to one of its subsidiaries. The Company's foreign exchange contracts minimize the exposure to exchange rate movement risk. At December 26, 1998, the Company had no forward exchange contracts outstanding. At December 27, 1997, the Company had approximately $13.1 million of forward exchange contracts outstanding which matured at varying dates through June 1998. Gains and losses on qualifying hedges of these exposures are deferred and recognized in earnings when the underlying hedged transaction is consummated.

New Accounting Pronouncement: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires reporting every derivative instrument at its fair value on the balance sheet. This statement also requires recognizing any change in the derivatives' fair value in earnings for the current period unless specific hedge accounting criteria are met.

SFAS No. 133 is effective for fiscal quarters of fiscal years that begin after June 15, 1999. The Company has not determined the impact that this statement will have on its financial position or the results of its operations upon adoption.


Note B: Merger and Restructuring Transactions

In August 1998, the Company completed its merger with Viking. In conjunction with the merger, each outstanding share of Viking common stock was converted into one share of Office Depot common stock. A total of 85,404,459 shares of Office Depot common stock were issued pursuant to the merger. The merger was accounted for as a pooling of interests. Accordingly, the prior periods' consolidated financial statements and other non-financial information of the Company have been restated and combined with the consolidated financial statements and other non-financial information of Viking as if the merger had taken place at the beginning of the periods reported. In September 1998, in formulating its strategy for integrating the two companies, management announced its plan to close several facilities by the end of 2000. These facilities have been identified as redundant, or management believes that the business handled by these facilities can be more efficiently handled by other existing facilities. Accordingly, certain assets have been written off and certain costs accrued. Additionally, in November 1998, management decided to focus its attention on continued growth in its core businesses and on expansion of its international operations. In conjunction with this decision, the Company plans to close its five Furniture at Work and five Images stores, one of which was closed during the fourth quarter of 1998. Management expects all remaining stores to be closed by the end of the third quarter of 1999.

In September 1996, the Company entered into an agreement and plan of merger with Staples. In June 1997, the proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission. In July 1997, the Company and Staples announced that the merger agreement had been terminated.

Merger and restructuring costs in 1998 and 1997 consist of the following charges:



(in thousands)                                        1998         1997
=========================================================================
Viking and Staples mergers:
  Costs directly attributable to merger
    transactions                                    $ 31,555      $16,094
  Asset impairment associated with the
    closure of identified facilities and the
    write-off of software applications to
    be abandoned                                      41,962           --
  Other facility exit costs, principally
    estimated lease costs subsequent
    to closing of facilities                          18,143           --
  Personnel retention and termination costs
    incurred through December 26, 1998                14,553           --
  Other integration costs                              1,936           --
-------------------------------------------------------------------------
                                                     108,149       16,094
-------------------------------------------------------------------------
Furniture at Work(TM) and Images(TM) closings:
  Asset impairment associated with the closure
    of stores                                          3,882           --
  Other exit costs, principally estimated
    lease costs subsequent to
    closing of stores                                  7,098           --
-------------------------------------------------------------------------
                                                      10,980           --
-------------------------------------------------------------------------
    Total                                           $119,129      $16,094
=========================================================================

The fair value of asset impairments was determined based on estimating the net realizable value at the time of the anticipated closure or discontinuation. Estimated proceeds from and costs in connection with disposal of these assets were determined through analysis of historical data and expected outcomes.

As of December 26, 1998, approximately $84.8 million related to merger and restructuring costs is included in accrued expenses on the accompanying consolidated balance sheet. Excluding the after-tax impact of merger and restructuring costs and the effect of the stock split described in Note A, the Company's diluted earnings per share would have been $1.24 in 1998 and $.97 in 1997.

The following is a reconciliation for 1997 and 1996 of amounts previously reported by Office Depot to amounts restated to reflect the merger with Viking on a pooling of interests basis:


(in thousands)                                 1997            1996
======================================================================
Sales
  Office Depot, as previously reported      $6,717,514      $6,068,598
  Viking                                     1,382,805       1,182,333
----------------------------------------------------------------------
  As restated                               $8,100,319      $7,250,931
======================================================================
Net earnings
  Office Depot, as previously reported      $  159,676      $  129,042
  Viking                                        75,185          67,176
----------------------------------------------------------------------
  As restated                               $  234,861      $  196,218
======================================================================

No adjustments to the sales, net earnings or net assets of Office Depot or Viking were required to conform the two companies' accounting practices.

In
November 1998, the Company increased its ownership position in its operations in France from 50% to 100% by purchasing its joint venture partner's ownership share for $27.7 million. As a result of the purchase, the Company recorded goodwill of $20.2 million.

Note C: Property and Equipment

Property and equipment consists of:



                                       December 26,      December 27,
(in thousands)                            1998              1997
=====================================================================
Land                                   $    81,617       $    83,848
Buildings                                  165,650           150,601
Leasehold improvements                     491,343           403,258
Furniture, fixtures and equipment          740,076           603,036
--------------------------------------------------------------------
                                         1,478,686         1,240,743
Less accumulated depreciation
  and amortization                        (499,457)         (394,067)
--------------------------------------------------------------------
                                       $   979,229       $   846,676
=====================================================================

Assets held under capital leases included in property and equipment consists of:


                                   December 26,   December 27,
(in thousands)                         1998           1997
==============================================================
Assets, at cost                    $ 47,374       $ 40,489
Less accumulated depreciation        (9,786)        (8,696)
----------------------------------------------------------
                                   $ 37,588       $ 31,793
==============================================================

Note D: Long-Term Debt Long-term debt consists of the following:


                                              December 26,   December 27,
(in thousands)                                    1998           1997
=========================================================================
Capital lease obligations collateralized
  by certain buildings and equipment          $ 38,324       $ 31,879
Less current portion                            (2,834)        (2,473)
=========================================================================
                                              $ 35,490       $ 29,406

In February 1998, the Company entered into a new credit agreement with a syndicate of banks which provides for a working capital line and letters of credit totaling $300 million. The new credit agreement replaced the Company's previous credit agreement and provides for various borrowing rate options, including a rate based on credit rating and fixed charge coverage ratio factors that currently would result in an interest rate of .18% over LIBOR. The credit facility expires in February 2003 and contains certain restrictive covenants relating to various financial statement ratios.

As of December 26, 1998, the Company had no outstanding borrowings under the credit facility and had outstanding letters of credit totaling $9.2 million.

Future minimum annual lease payments under capital leases together with the present value of these minimum lease payments as of December 26, 1998 are as follows:


(in thousands)
================================================================
1999                                                    $  5,880
2000                                                       5,465
2001                                                       3,657
2002                                                       2,723
2003                                                       3,903
Thereafter                                                51,126
----------------------------------------------------------------
Total minimum lease payments                              72,754
Less amount representing interest at 5.0% to 8.95%       (34,430)
----------------------------------------------------------------
Present value of net minimum lease payments               38,324
Less current portion                                      (2,834)
----------------------------------------------------------------
Non-current portion                                     $ 35,490
================================================================

Note E: Zero Coupon, Convertible Subordinated Notes

On December 11, 1992, the Company issued Liquid Yield Option Notes ("LYONs") with principal amounts totaling $316.3 million to the public at a price totaling $150.8 million. The issue price of each such LYON was $476.74, and the notes require no periodic payments of interest. These LYONs will mature on December 11, 2007 at $1,000 per LYON, representing a yield to maturity, computed on a semi-annual bond equivalent basis, of 5%.

On November 1, 1993, the Company issued LYONs with principal amounts totaling $345.0 million to the public at a price totaling $190.5 million. The issue price of each such LYON was $552.07, and the notes require no periodic payments of interest. These LYONs will mature on November 1, 2008 at $1,000 per LYON, representing a yield to maturity, computed on a semi-annual bond equivalent basis, of 4%.

All LYONs are subordinated to all existing and future senior indebtedness of the Company.

Each LYON is convertible at the option of the holder at any time on or prior to maturity into common stock of the Company at a conversion rate of 29.263 shares per 1992 LYON and 21.234 shares per 1993 LYON. The Company, at the option of the holder, may be required to purchase the LYONs as of December 11, 2002 for the 1992 LYONs and as of November 1, 2000 for the 1993 LYONs, at the issue price plus accrued original issue discount. The Company, at its option, may elect to pay the purchase price on any particular purchase date in cash or common stock, or any combination thereof. The total outstanding amounts of the 1992 and 1993 LYONs as of December 26, 1998, including accrued interest, approximated $201.6 million and $233.6 million, respectively.

In addition, in the event of a change in control of the Company prior to November 1, 2000, the holders of the 1993 LYONs can require the Company to purchase the 1993 LYONs for cash. This option is no longer available to holders of the 1992 LYONs. Beginning on December 11, 1996 for the 1992 LYONs and on November 1, 2000 for the 1993 LYONs, the LYONs are redeemable for cash at any time at the option of the Company in whole or in part at the issue price plus accrued original issue discount through the date of redemption.

As of December 26, 1998, the Company has reserved 16,508,704 shares of unissued common stock for conversion of the zero coupon, convertible subordinated notes.


Note F: Income Taxes

The income tax provision consists of the following:


(in thousands)                      1998           1997          1996
=========================================================================
Current provision:
  Federal                         $ 147,031       $ 90,889      $ 80,141
  State                              23,975         16,161        10,076
  Foreign                            22,769         20,146        19,043
Deferred (benefit) provision        (38,244)         9,534         6,605
------------------------------------------------------------------------
Total provision for
  income taxes                    $ 155,531       $136,730      $115,865
========================================================================

The tax-effected components of deferred income tax assets and liabilities consist of the following:


(in thousands)                                    1998          1997
======================================================================
Self-insurance accruals                          $17,503      $ 13,956
Inventory                                          9,910         5,297
Vacation pay and other accrued compensation       10,765         7,673
Reserve for bad debts                              6,352         4,172
Reserve for facility closings                      5,829         5,467
Merger costs                                      29,179            --
Other items                                       20,123        17,021
----------------------------------------------------------------------
  Deferred tax assets                             99,661        53,586
----------------------------------------------------------------------
Basis difference in fixed assets                  45,462        38,957
Capitalized leases                                 3,335         3,762
Excess of tax over book amortization               2,385         2,288
Other items                                       10,516         8,860
----------------------------------------------------------------------
  Deferred tax liabilities                        61,698        53,867
----------------------------------------------------------------------
Net deferred tax assets (liabilities)            $37,963      $   (281)
======================================================================

The following is a reconciliation of income taxes at the Federal statutory rate to the provision for income taxes:


(in thousands)                       1998            1997            1996
============================================================================
Federal tax computed at
  the statutory rate               $ 136,054       $ 130,057       $ 109,229
State taxes, net of Federal
  benefit                             14,978          11,477           8,034
Nondeductible goodwill
  amortization                         1,990           1,992           1,993
Nondeductible merger costs            11,044              --              --
Foreign income taxed at rates
  other than Federal                 (10,061)         (6,463)         (1,785)
Other items, net                       1,526            (333)         (1,606)
----------------------------------------------------------------------------
Provision for income taxes         $ 155,531       $ 136,730       $ 115,865
============================================================================

Note G: Commitments and Contingencies

Leases: The Company conducts its operations in various facilities under leases that are classified as operating leases for financial statement purposes. The leases require the Company to pay real estate taxes, common area maintenance and certain other expenses, including, in some instances, contingent rentals based on sales. Lease terms expire between 1999 and 2020. In addition to the base lease term, the Company has various renewal option periods. Also, certain equipment used in the Company's operations is leased under operating leases. Fixed operating lease commitments as of December 26, 1998 are as follows:


(in thousands)
=======================================
1999                        $   242,730
2000                            218,077
2001                            185,507
2002                            161,397
2003                            147,530
Thereafter                      825,027
---------------------------------------
                              1,780,268
Less sublease income            (21,236)
---------------------------------------
                            $ 1,759,032
=======================================

The above amounts include commitments under leases for 19 stores that had not yet opened as of December 26, 1998. The Company is in the process of opening new stores and CSCs in the ordinary course of business, and leases signed subsequent to December 26, 1998 are not included in the above described commitment amount. Rent expense, including equipment rental, was approximately $252.7 million, $218.4 million and $197.3 million in 1998, 1997 and 1996, respectively. Rent expense was offset in 1998, 1997 and 1996 by sublease income of approximately $4.1 million, $3.0 million and $2.2 million, respectively.

Receivables Sold with Recourse: The Company has two private label credit card programs which are managed by financial services companies. All credit card receivables related to these programs were sold on a recourse basis during 1998, 1997 and 1996. Proceeds to the Company for such receivables sold with recourse were approximately $1.1 billion in 1998 and 1997, and $1.0 billion in 1996. The Company's maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables with recourse, which totaled approximately $209.7 million at December 26, 1998.

Impact of the Year 2000 Issue (Unaudited): The Year 2000 ("Y2K") issues arise because of the inability of certain electronic data operating systems to differentiate between the years 1900 and 2000 when processing data. Many systems and programs were written to recognize and process two digits for the year, instead of four.

In recent years, the producers of electronic data operating systems, as well as most other businesses, have generally become aware of Y2K issues and the potential for disruption in the operation of business as a result of systems that are not Y2K compliant. Y2K issues can arise at any point in the Company's operational or financial processes. Most systems and programs developed in the past several years have been designed to be Y2K compliant, whereas many of the older systems and programs are not Y2K compliant and require various changes in order to bring them into compliance.

Most of the Company's current application systems were developed over the past four years and were designed to use four-digit year values. Management believes that these systems are already Y2K compliant. To ensure a smooth transition into the millennium, the Company has established the Year 2000 Project Office led by a Year 2000 Project Team ("Project 2000"). The objective of Project 2000 is to establish standards and guidelines, assist in development and remediation plans, track and report on progress, and answer customer and vendor inquiries regarding its Y2K compliance efforts. Project 2000 consists of four major components:
Technology Systems, including (1) Operations and (2) Development; and Non-technology Systems, including (3) Facilities and (4) Merchandising.

Technology Systems: Operations includes the review of data center process automation equipment, software not internally developed or supported by the MIS department, and data/voice networks. The phases of this component are: (1) review all equipment and complete an inventory of all hardware and software, (2) evaluate the readiness of all hardware and software and plan for required upgrades to Y2K compliant versions and (3) correct all non-compliant hardware and software through upgrades certified as Y2K compliant by their vendors. The Company expects to have all phases of this component complete by August 1999.

MIS Development focuses on the proper operation of application software developed or supported in-house. The phases of this component are: (1) assess systems for potential Y2K issues, (2) remediate any non-compliant systems by changing the program code to properly process all dates, (3) test to make sure remediation has not changed the functionality of the application, and place new program code into production, (4) test the accuracy of the output under multiple scenarios and (5) certify that the systems are Y2K compliant. This component is being completed by multiple MIS teams. Although each team is at a different phase in the project, this component, as a whole, is currently on schedule to be substantially completed by the end of the second quarter of 1999. Overall, the two Technology components together are currently approximately 80% complete.

Non-technology Systems: The Facilities component of Project 2000 involves the Company's buildings and transportation. Typical concerns related to buildings include security, environment and telephone systems. Concerns related to transportation include scheduling, communication, security, tracking and maintenance. The phases of this component are: (1) develop an inventory of equipment and services and associated vendors, (2) contact all vendors to verify Y2K compliance of their equipment and services, (3) upgrade systems and equipment to compliant versions, if necessary, (4) test equipment and systems and (5) certify that all such equipment and services are Y2K compliant. The Company has completed phases 1 and 2 of this component and has begun work on phase 3. This component is currently on schedule to be completed by April 1999.

For the Merchandising component of Project 2000, the Company will attempt to ensure that merchandise suppliers are able to meet their delivery commitments. The phases of this component are: (1) develop a supplier survey, (2) request that suppliers confirm Y2K compliance, (3) establish confidence/risk levels by product, (4) develop contingency plans for non-compliant vendors (e.g., alternate product sources, increased inventory levels, etc.) and (5) certify products as Y2K compliant or implement contingency plans. Phase 1 has been completed and phases 2 and 3 are in the process of being completed. The Company will continue to follow up with vendors until they have all responded. Nearly 90% of respondents have plans in place for internal systems compliance and almost 70% have already certified that their products are Y2K compliant. This component is currently on schedule to be completed by April 1999.

The Company's Y2K effort is being undertaken on a worldwide basis to identify the level of Y2K preparedness of the Company's operations in each country. Because of the interdependent nature of the Company's operations with those of its suppliers and customers, the Company could be materially adversely affected if utilities, private businesses or governmental entities with which it does business are not adequately prepared for the year 2000. A reasonably possible worst case scenario resulting from the Company not being fully Y2K compliant by January 1, 2000 might include, among other things, temporary store or CSC closings, delays in the delivery of products, delays in the receipt of supplies, payment and collection errors, and inventory and supply obsolescence. Consequently, the business and the results of operations of the Company could be materially adversely affected by a temporary inability of the Company to conduct its business in the ordinary course for a period of time after January 1, 2000. However, management believes that its Y2K readiness program should significantly reduce any adverse effect from any such disruptions, and the effect on the Company's financial position or the results of its operations is not expected to be material. The Company has not experienced any significant delays in other MIS initiatives as a result of Project 2000.

Costs for hardware and software are capitalized and depreciated over the assets' estimated useful lives. All other costs specifically associated with Project 2000 (e.g., labor, consulting fees, maintenance contracts, etc.) are expensed as incurred. Total costs incurred in 1998 related to Project 2000 were approximately $5 million, most of which were expensed. The Company expects to spend another $7 to $9 million to complete Project 2000, most of which will be expensed as incurred.

The Company's Y2K readiness program is an ongoing process, and the estimates of costs and completion dates for various components of the Y2K readiness program described above are subject to change. The estimates and conclusions herein contain forward-looking statements and are based on management's best estimates of future events. Although the Company expects its systems and facilities to be Y2K compliant by the end of the third quarter of 1999, there is no assurance that this goal will be achieved. Risks to completing the plan include the availability of resources, the Company's ability to identify and correct any potential Y2K issues, and the willingness and ability of suppliers, customers and governmental agencies to bring their systems into Y2K compliance.

Other: The Company is involved in litigation arising in the normal course of its business. In the opinion of management, these matters will not materially affect the financial position or results of operations of the Company.


Note H: Employee Benefit Plans

Long-Term Equity Incentive Plan: The Long-Term Equity Incentive Plan, which was approved effective October 1, 1997, provides for grants of stock options and other incentive awards to certain of the Company's directors, officers and key employees. Pursuant to the merger with Viking, Viking's employee and director stock option plans were terminated. Accordingly, all exercises of outstanding options issued under Viking's prior plans result in issuance of Office Depot common stock.

As of December 26, 1998, the Company had reserved 22,691,710 shares of common stock for issuance to officers and key employees under its Long-Term Equity Incentive Plan. Under this plan, the option price of stock options granted must be equal to or in excess of the market price of the stock on the date of the grant or; in the case of employees who own 10% or more of the Company's outstanding common stock, the minimum price must be 110% of the market price.

Options granted under this plan and all prior stock option plans of Viking to date become exercisable from one to five years after the date of grant, provided that the individual is continuously employed by the Company. All options expire no more than ten years after the date of grant.

Employee Stock Purchase Plans: Office Depot has an Employee Stock Purchase Plan, which permits eligible employees to purchase common stock from the Company at 90% of its fair market value. The maximum aggregate number of shares eligible for purchase under this plan is 1,625,000. Additionally, Viking has three different employee stock purchase plans. These plans allow eligible employees to purchase up to 1,940,000 shares of common stock, at 80-85% of its fair market value.

Long-Term Incentive Stock Plan: Viking has a Long-Term Incentive Stock Plan enabling the Company's Board of Directors to award up to 1,600,000 shares of common stock to key employees. Under this plan, 1,230,000 shares have been issued to date at no cost to key employees, 600,000 of which have been canceled. The fair market value of these awards approximated $10.0 million as of the date of the grants. Common stock issued under this plan is restricted and vests at the end of fifteen years from the grant dates. Compensation expense is recognized over the vesting period.

Retirement Savings Plans: Office Depot has a retirement savings plan, which permits eligible employees to make contributions to the plan on a pretax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Company makes a matching contribution of common stock of 50% of the employee's pretax contribution, up to 3% of the employee's compensation, in any calendar year. The Company may, at its option, make discretionary matching common stock contributions in addition to the normal match. Office Depot also has a deferred compensation plan, which permits eligible employees to make tax-deferred contributions to the plan. The Company makes matching contributions similar to those made under its Office Depot retirement savings plan.

Additionally, Viking has a profit sharing plan which includes a 401(k) plan allowing eligible employees to make pretax contributions. Under the profit sharing plan, the Company makes a matching cash contribution of 25% of the employee's pretax 401(k) contributions, up to 6% of the employee's compensation.

Accounting for Stock-Based Compensation: The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based compensation plans. The compensation cost that has been charged against income for its employee stock purchase plans, Long-Term Incentive Stock Plan and Long-Term Equity Incentive Plan approximated $2.5 million, $1.0 million and $2.2 million in 1998, 1997 and 1996, respectively. No other compensation costs have been recognized under the Company's stock-based compensation plans. Had compensation cost for the Company's stock-based compensation plans been determined using the fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation," at the grant dates for awards under these plans, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts presented below:



(in thousands, except
per share data)                                1998             1997             1996
========================================================================================
Net earnings
  As reported                              $   233,196      $   234,861      $   196,218
  Pro forma                                    204,859          214,835          183,752
Basic earnings per share
  As reported                              $       .95      $       .97      $       .82
  Pro forma                                        .84              .89              .77
Diluted earnings per share
  As reported                              $       .91      $       .93      $       .79
  Pro forma                                        .81              .86              .74
========================================================================================

The fair value of each stock option grant is established on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions for grants in 1998, 1997 and 1996:

         -        expected volatility of 25% for all three years

         - risk-free interest rates of 4.88% for 1998, 5.75% for 1997, and 6.35% for 1996

         -        expected lives of approximately five years for all three years

         -        a dividend yield of zero for all three years.

A summary of the status of and the changes in the option plan for each of the three years in the period ended December 26, 1998 is presented below:


                                                1998                          1997                           1996
                                       --------------------------    --------------------------    -------------------------
                                                        Weighted                     Weighted                      Weighted
                                                         Average                      Average                       Average
                                                        Exercise                      Exercise                      Exercise
                                          Shares          Price        Shares          Price         Shares          Price
============================================================================================================================
Outstanding at beginning of year       19,138,998      $   16.19     15,631,066       $   15.53    15,521,557      $   13.14
Granted                                 6,150,000          30.73      6,965,069           16.70     3,926,683          20.43
Canceled                                 (776,812)         20.34     (1,654,071)          20.67    (1,348,542)         19.42
Exercised                              (3,599,438)         14.39     (1,803,066)           8.26    (2,468,632)          6.22
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             20,912,748       $  20.63     19,138,998       $   16.19    15,631,066      $   15.53
============================================================================================================================

As of December 26, 1998, the weighted average fair values of options granted during 1998, 1997 and 1996 were $10.16, $6.51 and $5.40, respectively.

The following table summarizes information about options outstanding at December 26, 1998:


                      Options Outstanding                              Options Exercisable
---------------------------------------------------------------    ----------------------------
                                   Weighted
                               Average Remaining    Weighted                         Weighted
   Range of          Number     Contractual Life    Average            Number        Average
Exercise Prices   Outstanding      (in years)    Exercise Price     Exercisable  Exercise Price
===============================================================================================
 $0.25--$ 2.93       389,148          3.3            $ 2.06            389,148      $ 2.06
  2.94--  4.41       394,376          1.3              3.70            394,376        3.70
  4.42--  6.63       896,649          1.7              5.69            896,649        5.69
  6.64--  9.96       454,566          2.9              8.05            454,566        8.05
  9.97-- 14.95     3,786,433          4.2             13.46          2,569,090       13.25
 14.96-- 22.44     6,569,997          6.9             18.23          3,275,548       19.32
 22.45-- 33.67     6,976,579          7.1             28.29          2,599,603       26.23
 33.68-- 36.25     1,445,000          9.5             36.16                 --          --
----------------------------------------------------------------------------------------------
$ 0.25--$36.25    20,912,748          5.0            $20.63         10,578,980      $16.69
==============================================================================================


Note I: Capital Stock

Preferred Stock: As of December 26, 1998, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

Stockholder Rights Plan: Effective September 4, 1996, the Company's Board of Directors adopted a Stockholder Rights Plan (the "Rights Plan"). The Rights Plan provides for the issuance to stockholders of one right for each outstanding share of the Company's common stock. The rights will become exercisable only if a person or Division acquires 20% or more of the Company's outstanding common stock or announces a tender or exchange offer that would result in ownership of 20% or more of the Company's common stock. Each right, should it become exercisable, will entitle the holder to purchase one one-thousandth of a share of Junior Participating Preferred Stock, Series A of the Company at an exercise price of $95.00, subject to adjustment.

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

Stock Split: On February 24, 1999, the Company declared a three-for-two stock split in the form of a 50% stock dividend, payable April 1, 1999. Pro forma earnings per share reflect the impact of the three-for-two stock split on reported amounts. (See Note A).

Note J: Net Earnings Per Share

Basic earnings per share is based upon the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that the zero coupon, convertible subordinated notes, if dilutive, are converted as of the beginning of the period and that, under the treasury stock method, dilutive stock options are exercised. Net earnings under this assumption have been adjusted for interest on the notes, net of the related income tax effect. Pro forma earnings per share reflect the three-for-two stock split declared on February 24, 1999 and payable April 1, 1999 (See Note A).

The information required to compute basic and diluted net earnings per share is as follows:


(in thousands)                                                          1998          1997          1996
==========================================================================================================
Basic:
  Weighted average number of common shares outstanding                 244,710       241,755       239,828
==========================================================================================================
Diluted:
  Net earnings                                                        $233,196      $234,861      $196,218
  Interest expense related to convertible notes, net of tax             11,532        11,037        10,580
----------------------------------------------------------------------------------------------------------
  Adjusted net earnings                                               $244,728      $245,898      $206,798
==========================================================================================================
  Weighted average number of common shares outstanding                 244,710       241,755       239,828
  Shares issued upon assumed conversion of convertible notes            16,541        16,565        16,565
  Shares issued upon assumed exercise of stock options                   6,962         4,966         6,177
----------------------------------------------------------------------------------------------------------
  Shares used in computing diluted net earnings per common share       268,213       263,286       262,570
==========================================================================================================

Options to purchase 6,163,813 shares of common stock at an average exercise price of approximately $31.26 per share were not included in the computation of diluted earnings per share for 1998 because their effect would be anti-dilutive.


Note K: Supplemental Information on Noncash Investing and Financing Activities

The Consolidated Statements of Cash Flows for 1998, 1997 and 1996 do not include the following noncash investing and financing transactions:



(in thousands)                                                                      1998         1997         1996
===================================================================================================================
Building and equipment purchased under capital leases                             $ 8,935      $24,300      $ 4,805
Conversion of convertible, subordinated debt to common stock                        1,204           20            6
Additional paid-in capital related to tax benefit on stock options exercised       11,235        8,165       10,302
===================================================================================================================

Note L: Segment Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for the fiscal year ended December 26, 1998.

The Company has three reportable operating segments: Stores, Business Services and International. These segments were determined based on how management evaluates its business. The following is a summary of significant accounts and balances by segment, reconciling to the Company's totals.


                                                      Sales                                  Earnings Before Income Taxes
                                 -----------------------------------------------       -----------------------------------------
(in thousands)                       1998              1997              1996            1998            1997            1996
================================================================================================================================
Stores                           $ 5,128,621       $ 4,716,991       $ 4,470,525       $ 524,575       $ 383,619       $ 328,829
Business Services                  2,825,564         2,503,826         2,046,189         182,851         189,940         150,099
International                      1,047,472           882,806           737,380         134,260         106,806          85,041
--------------------------------------------------------------------------------------------------------------------------------
  Total reportable segments        9,001,657         8,103,623         7,254,094         841,686         680,365         563,969
Eliminations and other                (3,919)           (3,304)           (3,163)       (452,959)       (308,774)       (251,886)
--------------------------------------------------------------------------------------------------------------------------------
  Total                          $ 8,997,738       $ 8,100,319       $ 7,250,931       $ 388,727       $ 371,591       $ 312,083
================================================================================================================================


                                          Capital Expenditures                 Depreciation and Amortization
                                 ------------------------------------      -----------------------------------
(in thousands)                     1998          1997          1996          1998          1997         1996
==============================================================================================================
Stores                           $159,007      $ 67,541      $133,490      $ 60,858      $ 51,761      $43,980
Business Services                  32,581        46,373        37,974        32,171        29,254       23,664
International                      10,628        25,963        42,932        16,251        13,760       10,173
--------------------------------------------------------------------------------------------------------------
  Total reportable segments       202,216       139,877       214,396       109,280        94,775       77,817
Other                              52,765        25,336        20,093        31,660        24,701       21,301
--------------------------------------------------------------------------------------------------------------
  Total                          $254,981      $165,213      $234,489      $140,940      $119,476      $99,118
==============================================================================================================


                                     Provision for Losses on                      Equity in (Losses)
                                 Accounts Receivable and Inventory            Earnings of Investees, net
                                 ---------------------------------      ------------------------------------
(in thousands)                    1998         1997         1996          1998          1997          1996
============================================================================================================
Stores                           $26,037      $27,716      $24,281      $     --       $    --       $    --
Business Services                 31,532       39,524       17,836            --            --            --
International                     23,701        9,679        7,489       (12,811)       (7,034)       (2,178)
------------------------------------------------------------------------------------------------------------
  Total reportable segments       81,270       76,919       49,606       (12,811)       (7,034)       (2,178)
Other                                 --           --           --            --            --            --
------------------------------------------------------------------------------------------------------------
  Total                          $81,270      $76,919      $49,606      $(12,811)      $(7,034)      $(2,178)
============================================================================================================


                                           Assets
                                 --------------------------
(in thousands)                      1998            1997
===========================================================
Stores                           $1,848,476      $1,797,516
Business Services                   859,802         896,991
International                       528,212         357,727
-----------------------------------------------------------
  Total reportable segments       3,236,490       3,052,234
Other                               876,551         468,585
-----------------------------------------------------------
  Total                          $4,113,041      $3,520,819
===========================================================

A reconciliation of earnings before income taxes reported by reportable segments to earnings before income taxes in the consolidated financial statements is as follows:


(in thousands)                                 1998            1997            1996
=====================================================================================
Reportable segments                         $ 841,686       $ 680,365       $ 563,969
General and administrative expenses          (330,194)       (272,022)       (222,714)
Amortization of goodwill                       (6,174)         (6,146)         (6,147)
Interest, net                                   2,953         (14,110)        (22,652)
Merger and restructuring costs               (119,129)        (16,094)             --
Inter-segment transactions                       (415)           (402)           (373)
-------------------------------------------------------------------------------------
        Total reported                      $ 388,727       $ 371,591       $ 312,083
=====================================================================================

Total sales by operating segment include inter-segment sales, which are generally recorded at cost to the selling entity. The Company's management evaluates the performance of each segment based on results of operations before income taxes, merger and restructuring costs, goodwill amortization and general and administrative expenses. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (See Note A). Assets not allocated to segments consist primarily of corporate cash balances, tax related accounts, employee benefit plan balances and assets associated with corporate investing and financing transactions.

Office Depot has operations in Australia, Austria, Belgium, Canada, Colombia, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, The Netherlands, Poland, Thailand, the United Kingdom and the United States. There is no single geographic area outside of the United States that generates 10% or more of total Company revenues. Summarized geographic information relating to those operations is as follows:

                                       Sales                                 Assets
                    ------------------------------------------      --------------------------

(in thousands)         1998            1997            1996            1998            1997
==============================================================================================
United States       $7,761,516      $7,031,498      $6,345,235      $3,634,927      $3,177,698
International        1,236,222       1,068,821         905,696         478,114         343,121
----------------------------------------------------------------------------------------------
        Total       $8,997,738      $8,100,319      $7,250,931      $4,113,041      $3,520,819
==============================================================================================

Note M: Quarterly Financial Data (Unaudited)


                                                  First             Second              Third             Fourth
(in thousands, except per share data)            Quarter            Quarter             Quarter           Quarter
===================================================================================================================
Fiscal Year Ended December 26, 1998
  Net sales                                     $2,398,677         $2,068,558         $2,234,900         $2,295,603
  Gross profit (a)                                 630,494            573,649            622,036            687,095
  Net earnings                                      81,094             67,676             15,748             68,678
  Net earnings per common share:
    Basic                                       $      .33         $      .28         $      .06         $      .28
    Diluted (c)                                        .32                .26                .06                .27
  Pro forma net earnings per common share:
    Basic (b)                                   $      .22         $      .18         $      .04         $      .19
    Diluted (b) (c)                                    .21                .17                .04                .18
Fiscal Year Ended December 27, 1997
  Net sales                                     $2,125,527         $1,858,005         $2,030,549         $2,086,238
  Gross profit (a)                                 544,493            491,854            537,202            563,249
  Net earnings                                      59,535             47,029             61,738             66,559
  Net earnings per common share:
    Basic                                       $      .25         $      .19         $      .26         $      .27
    Diluted                                            .24                .19                .24                .26
  Pro forma net earnings per common share:
    Basic (b)                                   $      .16         $      .13         $      .17         $      .18
    Diluted (b)                                        .16                .13                .16                .17
===================================================================================================================


(a)      Gross profit is net of occupancy costs.
(b)      Pro forma amounts reflect the stock split described in Note A.
(c) For the third quarter of 1998, the zero coupon, convertible subordinated notes were anti-dilutive and, accordingly, were not included in the diluted earnings per share computation.