Form 10-K, Exhibit 13
period 1999-12-25
OFFICE DEPOT INC
filed 2000-03-22
CIK 800240

                                                                    Exhibit 13.1
Five-Year Financial Highlights               Office Depot, Inc. and Subsidiaries


Statements of Earnings Data:
(In thousands, except per share amounts and statistical data)


                                                       1999           1998           1997           1996           1995
                                                    -----------    ----------     ----------     ----------     ----------
Sales                                               $10,263,280    $8,997,738     $8,100,319     $7,250,931     $6,233,985
Cost of goods sold and occupancy costs                7,450,310     6,484,464      5,963,521      5,395,223      4,650,240
--------------------------------------------------------------------------------------------------------------------------
     Gross profit                                     2,812,970     2,513,274      2,136,798      1,855,708      1,583,745
Store and warehouse operating and selling expenses    1,961,037     1,642,042      1,443,192      1,280,107      1,041,514
Pre-opening expenses                                     23,628        17,150          6,609          9,827         17,746
General and administrative expenses                     381,611       330,194        272,022        222,714        195,816
Merger and restructuring costs                           (7,104)      119,129         16,094             --             --
Store closure and relocation costs                       40,425            --             --             --             --
--------------------------------------------------------------------------------------------------------------------------
     Operating profit(1)                                413,373       404,759        398,881        343,060        328,669
Interest income                                          30,176        25,309          7,570          3,726          4,004
Interest expense                                        (26,148)      (22,356)       (21,680)       (26,378)       (22,741)
Miscellaneous expense, net(1)                            (3,514)      (18,985)       (13,180)        (8,325)        (7,075)
--------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                            413,887        388,727       371,591        312,083        302,857
Income taxes                                            156,249        155,531       136,730        115,865        117,797
--------------------------------------------------------------------------------------------------------------------------
Net earnings                                         $  257,638     $  233,196    $  234,861     $  196,218     $  185,060
--------------------------------------------------------------------------------------------------------------------------
Earnings per share(2)
     Basic                                           $      .71     $      .64    $      .65     $      .55     $      .53
     Diluted                                                .69            .61           .62            .53            .50

STATISTICAL DATA:
--------------------------------------------------------------------------------------------------------------------------
Facilities open at end of period:
     United States and Canada:
          Office supply stores                              825            702           602            561            501
          Customer service centers                           30             30            33             32             31
          Call centers                                        7              8             8              6              5
     International(3)
          Office supply stores                              118             87            39             21              9
          Customer service centers                           17             17            16             12              8
          Call centers                                       14             13            12              8              5

BALANCE SHEET DATA:
--------------------------------------------------------------------------------------------------------------------------
Working capital(1)                                   $  687,007     $1,293,370    $1,093,463     $  860,280     $  836,761
Total assets(1)                                       4,276,183      4,025,283     3,498,891      3,186,630      2,891,390
Long-term debt, excluding current maturities            321,099        470,711       447,020        416,757        494,910
Common stockholders' equity                           1,907,720      2,028,879     1,717,638      1,469,110      1,238,820


(1)We have reclassified certain amounts in our prior year financial statements to conform with our current year presentation.
(2)Earnings per share previously reported for 1995 through 1998 have been restated to reflect the three-for-two stock split declared on February 24, 1999.
(3)Includes facilities in our international segment that we wholly own or lease, as well as those that we operate through licensing and joint venture agreements.

Page 22  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 23

                                            Office Depot, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Tabular dollar amounts are in thousands)


                                    GENERAL

Office Depot, Inc., together with our subsidiaries, is the largest supplier of office products and services in the world. We sell to consumers and businesses of all sizes through our three business segments: Stores, Business Services and International. Each of these segments is described in more detail below. In 1999, we refined our segment definitions to better reflect our current management responsibilities. We modified our financial systems to allow us to restate 1998 segment information. However, reliable information was not available to restate our 1997 segment information. We operate on a 52- or 53-week fiscal year ending on the last Saturday in December.

This Management's Discussion and Analysis ("MD&A") is intended to provide information to assist you in better understanding and evaluating our financial condition and results of operations. We recommend that you read this MD&A in conjunction with our Consolidated Financial Statements and the Notes to those statements. This MD&A section contains significant amounts of forward-looking information, and is qualified by our Cautionary Statements regarding forward-looking information. You will find Cautionary Statements throughout this MD&A; however, most of them can be found in a separate section immediately following this MD&A. Without limitation, when we use the words "believe," "estimate," "plan," "expect," "intend," "anticipate," "continue," "project" and similar expressions in this Annual Report, we are identifying forward-looking statements, and our Cautionary Statements apply to these terms and expressions.

On February 24, 1999, our Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend distributed on April 1, 1999 to stockholders of record on March 11, 1999. We have restated all share and per share amounts in our financial statements to reflect this stock split. The split resulted in the issuance of approximately 125 million additional shares.

STORES DIVISION

Our Stores Division sells office products, copy and print services and other business-related services under the Office Depot(R) and the Office Place(R) brands through our chain of high-volume office supply stores in the United States and Canada. We opened our first office supply store in Florida in October 1986. From our inception, we have been a leader in the retail office supplies industry, concentrating on expanding our store base and increasing our sales in markets with high concentrations of small- and medium-sized businesses. As of the end of 1999, our Stores Division operated 825 office supply stores in 46 states, the District of Columbia and Canada. Store activity for the last five years has been as follows:

            Open at                        Open at
           Beginning                         End       Stores
           of Period    Opened    Closed  of Period   Relocated
----------------------------------------------------------------
1995           420        82         1       501         6
1996           501        60        --       561         3
1997           561        42         1       602         2
1998           602       101         1       702         5
1999           702       130         7       825        14
----------------------------------------------------------------

The decline in the number of stores opened in 1996 and 1997 was the result of our proposed merger with Staples, Inc. ("Staples"), which was terminated in July 1997. During this period of uncertainty, several of our key employees in the real estate area left the Company. See MERGER AND RESTRUCTURING COSTS for more information on the proposed Staples merger. After the merger discussions with Staples were terminated, we re-staffed our real estate department and re-launched our store expansion program.

We currently plan to open approximately 100 new retail stores in the United States and Canada during 2000. Our real estate strategy will stress a more analytical approach in the future, rather than focusing on a specific number of new stores. Over the past year, we have conducted extensive customer and market research that will provide us with a more precise evaluation of the profit potential and return on investment of each new store opening.

BUSINESS SERVICES GROUP ("BSG")

In 1993 and 1994, we expanded into the contract business by acquiring eight contract stationers with 18 domestic customer service centers and an established contract sales force. These acquisitions allowed us to enter the contract business and broaden our commercial (primarily catalog) and retail delivery businesses. Today, BSG sells office products and services to contract and commercial customers through our Office Depot(R) and Viking Office Products(R) direct mail catalogs and Internet sites, and by means of our dedicated sales force. Customer service centers ("CSCs") are warehouse and delivery facilities, many of which also house sales offices, call centers and administrative offices. Our CSCs perform warehousing and delivery services on behalf of all our domestic segments of our business. Prior to our merger with Viking Office Products, Inc. ("Viking") in August 1998, we replaced several outdated, inefficient facilities with new CSCs and converted all of our warehouse and order entry systems to one common technology platform.

At the end of 1999, we operated 30 CSCs in the United States, 10 of which we added as a result of the Viking merger. We have initiated plans to integrate our Viking and Office Depot warehouses. We expect to accomplish this integration by either

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Tabular dollar amounts are in thousands)


absorbing the Viking operations into existing Office Depot warehouses or by opening new combined warehouses, depending on the particular market circumstances. Once our integration is complete, we will operate 21 combined CSCs after closing nine Viking and two Office Depot CSCs and opening two new combined facilities. We have included the estimated costs of this integration in merger and restructuring costs. See MERGER AND RESTRUCTURING COSTS for further information. Although we are integrating our warehouse and delivery network, we will continue to operate under both the Office Depot and Viking brands.

In January 1998, we introduced our Office Depot public Web site (www.officedepot.com), offering our customers the convenience of shopping on-line. The addition of this site expanded our domestic electronic commerce capabilities beyond the Viking public Web site (www.vikingop.com) and the Office Depot business-to-business ("B2B") contract Web sites. In 1999, our domestic Internet sales were $349.7 million, compared to approximately $66.5 million in 1998, an increase of 426%. Although this business channel is still in its infancy, we believe our Internet business will provide significant future growth opportunities for our BSG segment and our business as a whole based on the growth rates we have experienced over the last two years.

INTERNATIONAL DIVISION

Our International Division sells office products and services to retail and commercial customers in 17 countries outside the United States and Canada. We launched our international direct marketing business in 1990 under the Viking brand with the establishment of our United Kingdom operations. In December 1993, we initiated our international retail operations by opening our first store in Colombia through a licensing agreement. We have expanded internationally through licensing and joint venture agreements, acquisitions and the merger with Viking. Prior to 1998, our international business was operated entirely through licensing and joint venture agreements. In 1998, we merged with Viking, whose international operations were wholly-owned, and we increased our ownership in our retail operations in France to 100%. In 1999, we increased our ownership in our retail operations in Japan to 100%.

In March 1999, we introduced our first international public Web site (www.viking-direct.co.uk) for individuals and businesses in the United Kingdom; and in the first quarter of 2000, we introduced our public Web site in Germany (www.viking.de). We expect to introduce several new international Web sites in 2000 under both the Office Depot and Viking brand names, and we believe that the Internet provides a significant opportunity for international growth.

At the end of 1999, there were 118 office supply stores in eight countries outside the United States and Canada operating under the Office Depot name, 32 of which were wholly-owned. This compares to 87 stores in eight countries, 15 of which were wholly-owned, at the end of 1998. In addition to these retail stores, our International Division has catalog and delivery operations in 13 countries. We operate our catalog business under the Viking brand in 11 of these countries and under the Office Depot brand in four of these countries. At the end of 1999, our International Division operated in Australia, Austria, Belgium, Colombia, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Thailand and the United Kingdom. International store and CSC operations, including facilities operated through licensing and joint venture agreements, for the last five years are detailed below. All years prior to 1998 have been restated to include facilities operated by Viking prior to our merger.

                        Office Supply Stores
         ----------------------------------------------
              Open at                       Open at
             Beginning                        End
             of Period  Opened    Closed   of Period
-------------------------------------------------------
1995             3         6        --         9
1996             9        12        --        21
1997            21        18        --        39
1998            39        48        --        87
1999            87        36         5       118
--------------------------------------------------------
                     Customer Service Centers
         ----------------------------------------------
              Open at                       Open at
             Beginning                        End
             of Period  Opened    Closed   of Period
-------------------------------------------------------
1995             4         4        --         8
1996             8         4        --        12
1997            12         4        --        16
1998            16         2         1        17
1999            17         1         1        17
-------------------------------------------------------

We have begun integrating and restructuring our operations in France and Japan, the only two international operations in which we sell under both our Office Depot and Viking brands. In conjunction with this restructuring, we closed one CSC and one store in Japan, with a second CSC targeted for closure. In France, we merged our Office Depot and Viking headquarters into a new, more conveniently located office. We expect to complete our integration in both countries by the end of 2000. We have included the estimated costs of this integration in merger and restructuring costs. See MERGER AND RESTRUCTURING COSTS for further information.

                             RESULTS OF OPERATIONS

As discussed earlier in this MD&A, we operate in three reportable segments -- Stores, BSG and International. Each of these segments is managed separately primarily because it serves different customer groups. Our senior management evaluates the performance of our business based on each segment's operating income, which is defined as income before income taxes, interest income

Page 24  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 25

                                            Office Depot, Inc. and Subsidiaries

and expense, goodwill amortization, merger and restructuring costs and general and administrative expenses. In 1999, we refined our segment definitions to better reflect our current management responsibilities. All segment amounts presented throughout this MD&A for prior years have been restated, whenever possible, to reflect this refinement in segment definitions.

SALES

                                                                    1999      1998
                                                                   Annual    Annual
                        1999           1998           1997        Increase  Increase
-------------------------------------------------------------------------------------
Stores             $  5,781,336   $  5,049,201   $  4,716,991         15%        7%
BSG                   3,164,953      2,904,984      2,503,826          9%       16%
International         1,320,875      1,047,472        882,806         26%       19%
Inter-segment            (3,884)        (3,919)        (3,304)
-------------------------------------------------------------------------------------
  Total            $ 10,263,280   $  8,997,738   $  8,100,319         14%       11%
=====================================================================================

Overall

The largest driver of our overall sales increases has been our continued worldwide store expansion. We increased our domestic and international store base by 123 and 31 stores, respectively, in 1999 and by 100 and 48 stores, respectively, in 1998. We also achieved greater penetration in the contract market by expanding our contract sales force. Furthermore, we adopted a more focused marketing approach to our Viking catalog circulation internationally, allowing us to achieve additional sales growth. We believe that the growth in our Internet business, with total domestic Internet sales increasing 426% in 1999 to $350 million, has stimulated sales growth in our BSG segment. In our stores and warehouses worldwide, we achieved comparable sales growth of 6% in 1999 and 8% in 1998. As discussed above, in 1999, we refined our segment definitions but were not able to restate our 1997 segment information. Had we refined our 1997 sales, the percentage increase in our 1998 Stores Division sales would have been somewhat greater than 7%. Similarly, the percentage increase in our BSG for 1998 would have been somewhat smaller than 16%.

Our worldwide sales by product group were as follows:

                                          1999           1998           1997
--------------------------------------------------------------------------------
General office supplies                   40.96%         42.85%         42.65%
Technology products                       47.55%         46.02%         45.69%
Office furniture                          11.49%         11.13%         11.66%
--------------------------------------------------------------------------------
                                         100.00%        100.00%        100.00%
================================================================================

Our merchandise mix remained relatively consistent between 1997 and 1998, with a slight shift toward the sale of technology products (i.e., computers, business machines and related supplies), driven primarily by growth in the business machine supplies category. In 1999, aggressive promotional programs offering discounts on certain hardware and software when customers purchased Internet service further expanded the sales of technology products. We have also continued to focus on consultative selling of technology products in our stores.

Stores

We have increased sales in our Stores Division primarily through our store expansion program. Sales generated by non-comparable stores represented approximately 90% and 86% of the total sales increases in our Stores Division in 1999 and 1998, respectively. The remainder of the growth is attributable to comparable sales increases of 2% and 3% in 1999 and 1998, respectively. We expect to add approximately 100 new stores to our store base in 2000. We believe that the opening of new Office Depot stores in markets where our own and competing retailers' stores already exist has and will continue to negatively impact our comparable store sales increases in the future. However, we believe we will benefit from overall sales increases when we open new stores in those markets. Our plan to close certain under-performing stores in 2000, which we announced in the third quarter of 1999, will negatively impact our sales growth in the short term. See STORE CLOSURE AND RELOCATION COSTS for further information regarding the impact our store closings will have on our revenues in 2000.

Sales of computer products (i.e., computers, printers, peripherals, software and related supplies) in our stores, with increases of 23% in 1999 and 7% in 1998, contributed significantly to the sales increases in our Stores Division. Growth in units sold of technology products greatly exceeded declines in average selling prices for both years, particularly in computer hardware. Sales of business machine supplies, which are also significant to our Stores product mix, increased 17% in 1999 and 22% in 1998.

In late 1999, the SEC released accounting guidance which dictates that retailers named as the legal obligor in an extended warranty service contract must recognize the revenues and direct expenses associated with the sale of such warranties over the service period of the contract, regardless of economic risk. In addition, retailers that are not the legal obligor in a warranty service contract must record their revenues net of direct expenses. We sell extended service plans, administered by an unrelated third party, to customers in our Stores Division. All performance obligations and risk of loss associated with such contracts are economically transferred to our administrator, which insures itself against any liabilities arising under such contracts, at the time the contracts are sold to the customer.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Tabular dollar amounts are in thousands)


While our service plans typically extended over a period of one to four years, we previously recognized the gross revenues and direct expenses from the sale of these contracts immediately. Because we were named as the legal obligor in the majority of the states in which we sell these contracts, we modified our accounting to recognize revenue for warranty service contract sales in those states over the service period. In those states where we are not the legal obligor, we modified our accounting to recognize warranty revenues net of the direct costs. We have given effect to this modification to our accounting in our 1999 financial statements by reducing our sales and cost of goods sold by
(1) the cumulative amounts we need to defer and recognize in future periods and
(2) the cumulative amounts we need to net against our sales. We are modifying the terms of our extended service contracts in states where we are not legally obligated to serve as the obligor to substantially alleviate the deferral of our warranty revenues and costs in future years. This adjustment, which only impacted our Stores Division, resulted in a reduction in our 1999 gross profit of $15.8 million, or $0.03 per share.

BSG

In our BSG segment, we achieved increased contract sales in 1999 and 1998 through expansion of our sales force and promotion of our B2B Web sites. Our BSG Internet sales increased to $350 million in 1999, compared with sales of $66 million in 1998. The number of Internet customers who have opened accounts on-line has increased by approximately 250,000 since the end of 1998, when we had approximately 42,000 on-line customer accounts open. In 1997, our Internet channel consisted solely of B2B sites, which were not significant as compared to our other sales channels. Accordingly, we did not begin capturing data on this sales channel until January 1998, when we launched our public Internet site. We expect continued growth in our Internet sales during 2000 as we allocate additional resources to that sales channel.

We also experienced growth in our Viking brand catalog sales in both years, driven by a more targeted approach to catalog promotions. We have achieved comparatively smaller increases in our Office Depot brand catalog sales from increased circulation of our direct mail catalogs. Sales of business machine supplies, which are significant to our BSG product mix, increased 26% in 1999 and 55% in 1998.

International

Sales in our International Division grew as we continued to penetrate new and existing markets with our Office Depot and Viking brands. Comparable catalog sales increased 15% and 18% in 1999 and 1998, respectively. Our International Division also includes the sales from our French and Japanese stores, which were consolidated from the fourth quarter of 1998 and the second quarter of 1999, respectively, following our purchase of the remaining 50% interest in each of these operations from our joint venture partners. In U.S. dollars, our comparable catalog sales increased 15% in 1999 and 18% in 1998. In local currency, our International Division's sales increased 30% in 1999 and 19% in 1998. Competitive, political and economic conditions in international markets in which we operate may impact our sales in the future.

GROSS PROFIT

                                                                     Gross
                                                                  Profit %*
-------------------------------------------------------------------------------
1999
  Stores                                         $  1,303,543       22.6%
  BSG                                                 978,533       30.9%
  International                                       532,559       40.3%
  Inter-segment                                        (1,665)
-------------------------------------------------------------------------------
    Total                                        $  2,812,970       27.4%
===============================================================================
1998
  Stores                                         $  1,199,864       23.8%
  BSG                                                 884,734       30.5%
  International                                       430,173       41.1%
  Inter-segment                                        (1,497)
-------------------------------------------------------------------------------
    Total                                        $  2,513,274       27.9%
===============================================================================
1997

  Stores                                         $  1,012,127       21.5%
  BSG                                                 768,059       30.7%
  International                                       357,792       40.5%
  Inter-segment                                        (1,180)
-------------------------------------------------------------------------------
    Total                                        $  2,136,798       26.4%
===============================================================================

*Our gross profit for 1999 includes a provision for slow-moving and obsolete inventories of $56.1 million and a $15.8 million adjustment to modify our accounting for warranty service contracts as discussed in the SALES section. Excluding these charges and adjustments, our gross profit percentages would have been 23.4% in our Stores Division, 31.4% in our BSG, 40.4% in our International Division and 28.0% overall. The provision for slow-moving and obsolete inventories is discussed below.

Page 26  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 27

                                             Office Depot, Inc. and Subsidiaries

Overall

The decrease in our overall gross profit percentage in 1999 as compared to 1998 is primarily the result of a $56.1 million provision for slow-moving and obsolete inventories recorded in the third quarter of 1999. The need for this provision resulted from two factors: 1) slow-moving technology related products whose market values have been adversely affected by accelerated rates of change in technology, and 2) a rationalization of our warehouse inventory assortments in connection with the Viking warehouse consolidation. This provision impacted gross profit in our business segments as follows:

---------------------------------------------------------
Stores                                           $ 39,200
BSG                                                15,500
International                                       1,400
---------------------------------------------------------
  Total                                          $ 56,100
=========================================================

While we believe that this charge is non-recurring, we cannot assure you that we will not incur charges like this in the future.

Excluding the charges and adjustments discussed earlier, decreased net product costs derived from merger-related synergies during 1999 drove our slight improvement in margins compared to 1998. However, offsetting these savings were increased occupancy costs in our Stores Division and lowered margins in our International Division, both of which are discussed in more detail later. In 1998, our overall gross profit improved as compared to 1997 as a result of favorable product mix shifts within the technology category and continued strengthening of our vendor relationships which drove overall product costs down.

Our overall gross profit percentages fluctuate as a result of numerous factors, including competitive pricing pressures; changes in product, catalog and customer mix; emergence of new technology; suppliers' pricing changes; as well as our ability to manage our net product costs through growth in total merchandise purchases. Additionally, our occupancy costs may vary as we add stores and CSCs in new markets with different rental and other occupancy costs and as we relocate and/or close existing stores in current markets.

Stores

Gross profit in our Stores Division decreased as a result, in part, of increased occupancy costs driven by the large number of new stores we opened in the fourth quarter of 1998 and throughout 1999. Our stores typically need about four years to reach sales maturity. Until a store reaches maturity, its fixed occupancy costs as a percentage of its sales are typically higher than in more mature stores. In addition, technology products, which yield lower gross profit percentages than other product groups, have increased each year as a percentage of our total Stores' sales mix. As discussed in more detail earlier, in 1999, we also increased our provision for slow-moving and obsolete inventories in our stores, and we modified our accounting for the recognition of sales and direct costs of warranty service contracts. In 1998, our Stores Division saw a favorable shift in sales mix within the technology category toward the more profitable business machine supplies and accessories compared to 1997. In addition, the improvements in our 1998 gross profit percentages in our Stores Division were largely the result of proactive merchandising and pricing strategies applied to all product categories.

BSG

We earn higher gross profit percentages in our BSG than in our Stores Division principally as the result of a different sales mix. Paper, machine supplies and other general office supplies, which yield higher margins than our other product groups, account for a much larger percentage of total sales in our BSG than in our Stores Division. BSG's gross profit percentages are, however, lower than those we earn internationally as a result of the lower relative pricing we negotiate with our contract customers. Contributing to the increase in our BSG's gross profit from 1998 to 1999 were overall lower net product costs. We were also able to lower our product costs by realizing certain synergies from our merger with Viking. An increase in our provision for slow-moving and obsolete inventory, as more fully discussed above, partially offset these improvements in gross profit percentages. In 1998, gross profit declined slightly as we aggressively pursued market share growth, particularly in our contract business, in a highly competitive environment. We believe this strategy resulted in increased market penetration and improved margins in our BSG in 1999.

International

Gross profit as a percentage of sales in our International Division decreased during 1999 largely because of the consolidation of our French and Japanese retail operating results beginning in November 1998 and April 1999, respectively. The operations of these countries were previously accounted for under the equity method, which did not impact our gross profit. See MERGER AND RESTRUCTURING COSTS for further information. Similar to our margins domestically, the gross margins in our international retail stores are significantly lower than in our international catalog business, mainly as a result of pricing and product mix differences. With the consolidation of certain retail operations, our International Division's gross profit rate has decreased. In our catalog operations, we also saw an unfavorable shift in our sales mix in 1999 to ink and laser jet supplies, which yield lower gross profit margins than other office products. The impact of the increase in the provision for slow-moving and obsolete inventories during 1999 was not significant. In 1998, gross profit in our International Division improved over 1997 as our direct mail operations in various European countries continued to mature.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Tabular dollar amounts are in thousands)


STORE AND WAREHOUSE OPERATING AND SELLING EXPENSES

                                                                 Percentage
                                                                  of Sales
---------------------------------------------------------------------------
1999
  Stores                                         $    864,713       15.0%
  BSG                                                 728,728       23.0%
  International                                       369,078       27.9%
  Other                                                (1,482)
---------------------------------------------------------------------------
    Total                                        $  1,961,037       19.1%
===========================================================================
1998
  Stores                                         $    675,538       13.4%
  BSG                                                 684,484       23.6%
  International                                       283,102       27.0%
  Other                                                (1,082)
===========================================================================
    Total                                        $  1,642,042       18.2%
===========================================================================
1997
  Stores                                         $    622,266       13.2%
  BSG                                                 577,752       23.1%
  International                                       243,952       27.6%
  Other                                                  (778)
---------------------------------------------------------------------------
    Total                                        $  1,443,192       17.8%
===========================================================================

Overall

Store and warehouse operating and selling expenses consist of personnel costs; maintenance and other facility costs; advertising expenses; delivery and transportation costs; credit card and bank charges and certain other operating and selling costs. On an overall basis, higher personnel and advertising costs in our stores were the main driver of our expense increases relative to sales in 1999 and 1998. As discussed more fully below, the large number of new stores in our store base and the fixed component of certain personnel costs have increased our costs as a percentage of sales in our newer stores compared to our more mature stores. These increased costs were only partially offset by our ability to hold certain of our operating expenses constant as our sales increased.

Stores

In our Stores Division, the largest components of operating and selling expenses are personnel, facility, advertising and credit card expenses. In our Stores Division, we added 123 stores in 1999 (with 38 opened in the fourth quarter) and 100 stores in 1998 (with 68 opened in the fourth quarter). Because newer stores typically generate lower average sales than more mature stores, operating and selling expenses as a percentage of sales in the Stores Division have increased. Additionally, we believe that opening new stores in existing markets has cannibalized, to some extent, the sales of other Office Depot stores in those markets (i.e., had the effect of reducing sales at existing stores), also causing our expenses to increase relative to sales.

The increase in expenses during 1999 and 1998 was driven largely by personnel-related costs, primarily because of competitive wage pressure and the need to attract more highly skilled associates in certain positions. Approximately 60% of our stores' operating expenses are personnel related and have a relatively large fixed cost component. In 1999, we also increased our advertising expenses, launching our new "Taking Care of Business" campaign, and incurred additional operating expenses as we focused on several new sales and re-merchandising initiatives. In 1998, we incurred certain incremental expenses in our Stores Division to support our aggressive store remodeling program. We completed approximately 65 and 200 store remodels in 1999 and 1998, respectively. The decrease in the total number of remodels in 1999 stems from an increased focus on re-merchandising our stores (i.e., re-arranging product displays in a way that is more appealing to the customer) rather than performing full remodels. This approach requires less capital and is more appropriate given the number of new stores in our store base.

BSG

Personnel, facility and delivery expenses are the largest components of our BSG operating expenses. Operating and selling expenses as a percentage of sales are significantly higher in our BSG than in our Stores Division, principally because of the need for a more experienced and highly compensated sales force. Although our BSG made operating efficiency improvements in our warehouses during the latter half of 1999, these improvements are expected to impact overall operating expenses more significantly in the future. During the second half of 1999, we began processing both Office Depot and Viking brand orders in our combined warehouses, and we expect to fully integrate all warehouses by early 2001. This will significantly reduce the total number of warehouse facilities we operate and should positively impact our BSG operating expenses relative to sales. See additional discussion of our BSG integration in MERGER AND RESTRUCTURING COSTS. Operating and selling expenses as a percentage of sales increased in 1998 as compared to 1997, primarily because of the costs associated with consolidating and integrating five of our Office Depot CSCs into two larger, more efficient facilities. They also increased as a result of converting our Office Depot warehouse and order entry systems to common technology platforms.

International

Similar to our BSG, personnel and delivery expenses are significant components of our International Division's operating and selling expenses. Furthermore, because direct mail is our largest international sales channel, advertising expense, including the cost of catalog preparation and mailing, is a significant expense for us. Operating and selling expenses as a percentage of sales are significantly higher in our International Division than in our other segments primarily because of the use of an extensive marketing program to drive sales in new and existing markets.

Page 28  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 29

                                             Office Depot, Inc. and Subsidiaries

Additionally, certain of our operations are in their start-up phase, which also increases our international operating expenses as a percentage of sales when compared to other segments.

During 1999, increased advertising costs significantly impacted our operating and selling expenses as a percentage of sales. Increasing competition in many of our established markets, coupled with our efforts to gain market share in certain newer markets, have driven up our advertising costs. Furthermore, as discussed earlier in this MD&A, we began consolidating the results of our French and Japanese retail operations in the fourth quarter of 1998 and the second quarter of 1999, respectively, as opposed to previously using the equity method of accounting. In 1999, we expanded our store base by 31, ending the year with 118 retail stores internationally. This has resulted in increased operating expenses because the fixed costs of operating a store represent a larger percentage of sales for newer stores than for more mature stores. As part of our integration plan (see MERGER AND RESTRUCTURING COSTS), we will be consolidating certain of our Office Depot and Viking operations in France and Japan. We believe this will result in improved operating results in those countries. In 1998, our international operating and selling expenses as a percentage of sales improved primarily as a result of our operations continuing to mature in countries such as Germany, which we entered in late 1995.

As our operations in a particular market grow, certain fixed operating expenses decline relative to sales. Additionally, as market share increases, advertising costs in the form of prospecting and delivery costs, which are affected by the density of the delivery areas, decline as a percentage of sales. As we continue to grow our international business and establish brand recognition, we expect to leverage certain fixed operating expenses, and our cost to attract new customers should decline as a percentage of sales. We believe, however, that these improvements will be offset, as they were in 1999, by the incremental costs incurred to continue developing new markets, including Japan.

PRE-OPENING EXPENSES

                                         1999           1998           1997
-------------------------------------------------------------------------------
Pre-opening expenses                   $ 23,628       $ 17,150       $  6,609
Office supply stores opened*                159            106             44
-------------------------------------------------------------------------------

*Includes relocations.

Our pre-opening expenses consist principally of personnel, property and advertising expenses incurred in opening or relocating stores in our Stores Division. We typically incur these expenses during a six-week period prior to the store opening. Because we expense these items as they are incurred, the amount of pre-opening expenses we incur each year is generally proportional to the number of new stores we open during the period. Our pre-opening expenses also include, to a lesser extent, expenses incurred to open or relocate facilities in our Business Services Group and our International Division.

In 1999, our pre-opening expenses approximated $155,000 per domestic office supply store and $80,000 per international office supply store. The amount for our domestic stores has increased from our historical average of $125,000 because we acquired a group of stores from another retailer, which generated higher occupancy costs during an extended pre-opening period. Our cost to open a new CSC varies significantly with the size and location of the facility. Historically, we have incurred up to $1,750,000 to open a domestic or international CSC.

GENERAL AND ADMINISTRATIVE EXPENSES

                                       1999           1998           1997
-------------------------------------------------------------------------------
General and
 administrative expenses          $    381,611   $    330,194   $    272,022
Percentage of sales                        3.7%           3.7%           3.4%
-------------------------------------------------------------------------------

Our general and administrative expenses consist primarily of personnel-related costs associated with support functions. Because these functions, for the most part, support all segments of our business, we do not consider these costs in determining our segment profitability. Throughout 1998 and 1999, we strengthened our corporate infrastructure, particularly in the areas of Supply Chain management and MIS. This initiative was a significant contributor to the increases in our general and administrative expenses in the last two years. The benefits of this increased spending are reflected in our lower levels of inventory per store and improved purchasing efficiencies. Also contributing to the growth in our general and administrative expenses over the last two years was spending to support our Year 2000 compliance efforts, CSC consolidation and integration and electronic commerce initiatives. In 1997, our personnel-related costs were lower than our current trends as a result of the proposed merger with Staples. During that period of uncertainty, many of our corporate departments were reduced in size in preparation for combining the support functions of the two companies.

MERGER AND RESTRUCTURING COSTS

Viking Merger

In August 1998, we completed our merger with Viking. Transactional and other direct expenses of this merger, primarily legal and investment banking fees, were recorded as merger and restructuring costs in 1998.

Subsequent to the merger, we immediately began the process of integrating our Office Depot and Viking businesses. Our original plans, which we expected to complete during 2000, initially included the closing of 15 domestic CSCs and the opening of five new domestic CSCs, as well as installing complex new systems in each surviving facility. During the fourth quarter of 1999, after evaluating the results of integrating two test facilities, we modified our CSC integration plans. Our new plans incorporate a more simplified approach and, as a result, require less capital. Furthermore, our new plans require the closing of only 11 existing

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Tabular dollar amounts are in thousands)


CSCs and the opening of only two new CSCs, which were opened as test facilities in late 1999. We lease all but two of the closing CSCs. We sold one of the CSCs in 1999, and we plan to sell the other in 2000. Our plan is to vacate all of the buildings. Accordingly, we have written off certain assets such as leasehold improvements and redundant software and conveyor systems in these CSCs. In addition, merger and restructuring costs include certain expenses of exiting these facilities that will provide no future economic benefit to us (e.g., future lease obligations, personnel retention and other termination costs). As a result of modifying our integration plans in the fourth quarter of 1999, we reversed previously accrued merger and restructuring charges of $32.5 million, reducing merger and restructuring costs to a net credit of $7.1 million for the year.

We accrue merger and restructuring costs when significant changes in our plan are unlikely, which in most cases requires that planned actions take place within one year. In the case of our CSC integration, we plan to integrate all but three of our CSCs during 2000. We feel confident that significant changes in our plan are unlikely even though three of our CSCs will not be integrated until early 2001.

Closure of Furniture at Work(TM) and Images(TM) Stores

As a result of our decision to focus on the continued growth of our core businesses and on expanding our international operations, we closed nine of our Furniture at Work(TM) and Images(TM) stores in 1999 and one in the fourth quarter of 1998. Eight of the ten facilities were leased; the other two were owned. We have sold one of the owned facilities and are presently in negotiations to sell the second. In addition, we exercised a purchase option on one of our leased facilities because we have negotiated a sale of that facility as well. We have recorded the exit costs related to closing these facilities in merger and restructuring costs.

Acquisition of Joint Venture Interests in France and Japan

In November 1998, we purchased our joint venture partner's interest in our French Office Depot retail operations. Following this purchase, we decided to restructure and integrate the separate Office Depot and Viking operations in France. During 1999, we merged the Office Depot and Viking headquarters into a new office that is more conveniently located. We do not expect to close any facilities in conjunction with our restructuring and integration programs in France. Instead, we will integrate the warehousing and delivery of our Office Depot and Viking brand merchandise in each of our existing warehouses.

In April 1999, we purchased our joint venture partner's interest in our Japanese Office Depot retail operations and announced plans to restructure and integrate our operations in Japan. We closed one leased CSC and one leased store in Japan in conjunction with these plans. We expect to close another CSC in 2000. We have recorded merger and restructuring costs in 1999 associated with these activities. We expect our operations in France and Japan to be completely integrated by the end of 2000.

Proposed Staples Merger

In September 1996, we entered into an agreement and plan of merger with Staples. In June 1997, the proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission. In July 1997, we announced that the merger agreement had been terminated. Costs directly attributable to the merger transaction, primarily legal expenses, were recorded in 1997 as a result of this attempted merger.

Merger and restructuring costs in 1999, 1998 and 1997 consist of the following charges:

                                                            1999                      1998                     1997
                                                            ----------------------------------------------------------
Viking Merger and Proposed
  Staples Merger:
    Costs directly attributable to
      the merger transactions                               $    236                  $ 31,555                 $16,094
    Asset write-offs associated
      with closing identified
      facilities and the write-off
      of software applications to
      be abandoned                                           (19,065)                   41,962                      --
    Other facility exit costs,
      principally estimated
      lease costs subsequent
      to the expected closing
      of each facility                                       (10,051)                   20,079                      --
    Personnel retention and
      termination costs                                          295                    14,553                      --
                                                            ----------------------------------------------------------
                                                            $(28,585)                 $108,149                 $16,094
                                                            ==========================================================

Closure of Furniture at Work(TM) and
  Images(TM) Stores:
    Asset write-offs associated
      with closing the stores                               $  2,813                  $  3,882                 $    --
    Other facility exit costs,
      principally estimated
      lease costs subsequent
      to closing the stores                                   (4,832)                    7,098                      --
                                                            ----------------------------------------------------------
                                                            $ (2,019)                 $ 10,980                 $    --
                                                            ==========================================================

Acquisition of Joint Venture Interests
  in France and Japan:
    Costs directly attributable to
      the acquisitions                                      $  1,317              $         --                 $    --
    Asset write-offs associated with
      closing identified facilities                            3,023                        --                      --
    Other facility exit costs, princi-
      pally estimated lease costs
      subsequent to the expected
      closing of each facility                                 5,311                        --                      --
    Personnel retention and
      termination costs                                       13,849                        --                      --
                                                            ----------------------------------------------------------
                                                            $ 23,500              $         --                 $    --
                                                            ==========================================================
    Grand Total                                             $ (7,104)             $    119,129                 $16,094
                                                            ==========================================================

Page 30  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 31

                                             Office Depot, Inc. and Subsidiaries

We determined the fair value of assets to be disposed of by estimating the net realizable value at the time of the anticipated closure or discontinuation of use. Estimated proceeds from and costs to dispose of these assets were determined through analysis of historical data and expected outcomes. The costs required to complete our merger and restructuring plans necessarily involve the use of estimates. We believe our estimates are unlikely to change significantly in the future.

As of December 25, 1999 and December 26, 1998, we have remaining accruals of approximately $21.3 million and $40.8 million, respectively, for merger and restructuring costs. Amounts expensed for asset write-offs are recorded as a reduction of our fixed assets. All other amounts are recorded as accrued expenses. The activity in the liability accounts by cost category is as follows:

                                         Beginning         New             Cash            Other           Ending
                                          Balance         Charges         Payments       Adjustments       Balance
                                         -------------------------------------------------------------------------
1999
Accrued direct
  merger costs                             $ 1,626        $ 1,684        $ (1,540)        $   (131)        $ 1,639
Accrued other
  facility exit costs                       26,080          4,344          (8,744)         (13,916)          7,764
Accrued personnel
  retention and
  termination costs                         13,126         20,007         (15,405)          (5,863)         11,865
                                         -------------------------------------------------------------------------
   Total accrued
     costs                                 $40,832        $26,035        $(25,689)        $(19,910)        $21,268
                                         -------------------------------------------------------------------------

1998
Accrued direct
  merger costs                             $   113        $31,555        $(30,042)        $     --         $ 1,626
Accrued other
  facility exit costs                        1,303         27,221          (2,400)             (44)         26,080
Accrued personnel
  retention and
  termination costs                             --         14,553          (1,427)              --          13,126
                                         -------------------------------------------------------------------------
 Total accrued
   costs                                   $ 1,416        $73,329        $(33,869)        $    (44)        $40,832
                                         =========================================================================

The other adjustments column represents adjustments of original estimates and other adjustments pursuant to plan modifications made during the fourth quarter of 1999. In addition to the amounts we have accrued, we expect to incur additional integration-related costs over the remaining integration periods. Although we expect these costs to be insignificant to our future operating results, there can be no assurance that this will be the case. We expect to rely primarily on cash flows generated from operations to fund our integration-related costs. SEE LIQUIDITY AND CAPITAL RESOURCES.

We expected to terminate approximately 171 store, warehouse and support employees worldwide in conjunction with our restructuring and integration plans. To date, all 171 employees have been terminated. We believe the reduction in our revenues and increases in our operating profit arising from these integration activities will be insignificant to our overall and segment results.

STORE CLOSURE AND RELOCATION COSTS

We recorded a charge of $46.4 million in the third quarter of 1999 to reflect our decision to accelerate our store closure program for under-performing stores and our relocation program for older stores in our Stores Division. This charge also reflects our decision to sell our interest in our retail operations in Thailand. On October 28, 1999, we entered into an agreement with Central Retail Group, our joint venture partner, to sell to them our Thai operations and license to them certain trademarks, software and operating systems. Central Retail Group now operates the two Thai stores under a licensing agreement. Finally, the charge also reflects our decision to write-off certain other long-lived assets in our BSG. During the fourth quarter of 1999, we reversed $6.0 million of the charge relating to stores that may be relocated after 2000. This reversal is in accordance with guidance issued by the SEC in late 1999 which provides that restructuring charges should not be accrued unless changes in the plan are unlikely, which in most cases requires that planned actions take place within one year.

This charge, net of the reversal, consisted of asset impairment costs ($29.2 million), residual lease obligations ($8.3 million) and other exit costs ($2.9 million). Asset impairment costs consist principally of leasehold improvements and other assets that will be retired when the identified stores are closed or relocated. The charge impacted the operating profits of our business segments as follows:

--------------------------------------
Stores                         $33,260
BSG                              2,907
International                    4,258
--------------------------------------
  Total                        $40,425
======================================


While we believe that this charge is of a non-recurring nature, we cannot assure you that we will not incur similar charges in the future. We do not foresee any impact on our revenues or operating profit as a result of the BSG asset write-offs. We believe the lost revenues and increased operating profit in our Stores and International Divisions from closing these stores and selling our joint venture interest will be insignificant.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Tabular dollar amounts are in thousands)


OTHER INCOME AND EXPENSE

                                  1999          1998          1997
--------------------------------------------------------------------
Interest income                  $30,176       $25,309       $ 7,570
Interest expense                  26,148        22,356        21,680
Miscellaneous expense, net         3,514        18,985        13,180
--------------------------------------------------------------------

We do not consider interest income and expense arising from our financing activities at the corporate level in determining segment profitability. The increases in interest income in 1999 and 1998 resulted from improved operating cash flows in 1998, which yielded higher average cash balances throughout 1998 and most of 1999. Pursuant to our Board of Directors authorizing stock repurchases in August 1999 of up to $500 million, we purchased 46.7 million shares of our stock at a total cost of $500 million plus commissions during the last half of 1999. As a result, our cash balances have declined, and we expect a proportional impact on our interest income in future periods. In January 2000 and March 2000, our Board authorized additional stock repurchases of up to $200 million. This will further reduce our cash balances in the future.

The majority of our interest expense is fixed in nature and relates to our convertible, subordinated debt. Additionally, during 1999, we entered into a number of capital leases, primarily related to new point-of-sale equipment in our stores. This has resulted in increased interest expense, which may continue in future years. In late 1999, we began borrowing against our yen-denominated loan facility to finance our expansion in Japan. Because the interest rate we are currently paying on our yen borrowings is between 1% and 2%, we expect that the effect of these borrowings on our future interest expense will be negligible. See LIQUIDITY AND CAPITAL RESOURCES.

Our net miscellaneous expense consists of equity in the earnings (losses) of our joint venture investments, royalty and franchise income that we generate from licensing and franchise agreements and the amortization of goodwill. All of our equity investments involve operations outside of the United States and Canada, and our equity in the earnings (losses) of these operations is included in determining the profitability of our International Division.

The decrease in net miscellaneous expense in 1999 is primarily attributable to the consolidation of our French and Japanese retail operations beginning in the fourth quarter of 1998 and second quarter of 1999, respectively, when we purchased the remaining 50% interest from our joint venture partners. Prior to that consolidation, we recorded equity losses related to the start-up of those operations. During 1998, we increased our ownership share in our operations in Thailand to 80%. Accordingly, the results of our Thai operations have been consolidated from the date of the ownership increase. See Store Closure and Relocation Costs for a discussion of our decision to subsequently sell our ownership interest in the Thai business in November 1999. In 1999, our remaining joint venture operations in Mexico and Israel were profitable. Through our joint ventures that are accounted for using the equity method, we opened 14 locations in 1999, 40 locations in 1998 and 15 locations in 1997 that required start-up costs.

INCOME TAXES

                                                1999                 1998                  1997
                                           ------------------------------------------------------
Income taxes                               $  156,249             $  155,531             $136,730
Effective income tax rate*                       37.8%                  40.0%                36.8%
Effective income tax rate*,
  excluding merger and
  restructuring costs                            37.0%                  37.0%                36.8%
                                           ======================================================

*Income taxes as a percentage of earnings before income taxes.

In 1999 and 1998, certain non-deductible merger-related charges caused our overall effective income tax rates to rise. Our overall effective income tax rate, excluding merger and restructuring costs, may fluctuate in the future as a result of the mix of pre-tax income and tax rates between countries.

                        LIQUIDITY AND CAPITAL RESOURCES

Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

                                   1999                  1998                 1997
                                -----------------------------------------------------
Operating activities            $ 373,152             $ 678,615             $ 461,095
Investing activities             (451,544)             (271,317)             (155,176)
Financing activities             (405,849)               61,747              (131,929)
                                =====================================================

OPERATING AND INVESTING ACTIVITIES

We have historically relied on cash flow generated from operations as our primary source of funds because the majority of our store sales are generated on a cash and carry basis. Furthermore, we use private label credit card programs, administered and financed by financial services companies, to expand our sales without the burden of carrying additional receivables. Our cash requirements are also reduced by vendor credit terms that allow us to finance a portion of our inventory. We generally offer credit terms, under which we carry our own receivables, to our contract and certain of our direct mail customers. As we expand our contract and direct mail businesses, we anticipate that our accounts receivable portfolio will continue to grow. Receivables from rebate, cooperative advertising and marketing programs with our vendors comprise a significant percentage of our total receivables. These receivables tend to fluctuate seasonally (growing during the second half of the year and declining during the first half), because certain collections do not happen until after an entire program year has been completed.


Page 32  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 33

                                             Office Depot, Inc. and Subsidiaries

The decline in our operating cash flows in 1999 is primarily attributable to our increased store openings. On a worldwide basis in 1999, excluding joint venture operations and licensing arrangements, we opened 159 stores, including relocations of older stores, as compared to 106 and 44 stores during 1998 and 1997, respectively. Opening a new domestic store requires that we outlay approximately $600,000 in cash for the portion of our inventories that is not financed by our vendors, as well as approximately $155,000 for pre-opening expenses (see PRE-OPENING EXPENSES). Our focus on supply chain management helped boost our 1998 operating cash flows through the $139 million reduction in our inventories. This focus continued to reduce the average inventory balances held in stores and CSCs in 1999; however, this benefit was offset by increases resulting from stocking a large number of new stores with inventories and from incremental Y2K-related purchasing.

Our primary investing activity is the acquisition of capital assets. The number of stores and CSCs we open or remodel each year generally drives the volume of our capital investments. As mentioned above, our store openings have increased significantly in each of the years reported. These openings were the most significant contributors to our increased investing cash outflows. Computer and other equipment purchases at our corporate offices and at our facilities, necessary to complete Y2K remediation (see YEAR 2000) and to support our store expansion, also contributed to our increased cash investing needs.

Our Viking integration plans, which are discussed in MERGER AND RESTRUCTURING COSTS, will require capital investments, both domestically and internationally, approximating $50 million over the next 12 to 18 months. We also currently plan to open approximately 100 stores in our Stores Division and 35 stores and one warehouse in our International Division during 2000. We estimate that our cash investing requirements will be approximately $1.2 million for each new domestic office supply store. The $1.2 million includes approximately $600,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $600,000 for the portion of our inventories that will not be financed by our vendors. In addition, each new office supply store requires pre-opening expenses of $155,000 domestically and $80,000 internationally. Our cash investing requirements for a new CSC are significantly more than the requirements for a new store. Each new domestic and international CSC requires between $6 to $16 million for capital assets and inventory and pre-opening expenses up to $1.8 million, depending on the size, type and location of the facility.

We have expanded our presence in the electronic commerce marketplace by entering into strategic business relationships with several Web-based providers of business-to-business ("B2B") electronic commerce solutions. We have made equity investments in these companies, including PurchasePro.com ($5.2 million), and three other companies ($45.5 million). Of these investments, only the shares in PurchasePro.com are traded publicly. Although our investment in PurchasePro.com has increased in value by more than $100 million since our initial investment, our other investments may not generate similar appreciation. Furthermore, the gain on our investment in PurchasePro.com will not be realized until our investment is sold. In February 2000, we exercised 250,000 warrants and sold the underlying shares of PurchasePro.com on the open market for $19.0 million, net of commissions. The exercise price was satisfied through the exercise of an additional 27,777 warrants. We will realize a gain on this transaction in the first quarter of 2000. The value of our remaining investments could decrease before they are realized. We will continue to look for opportunities to invest in companies that provide B2B electronic commerce solutions for small- and medium-sized businesses.

FINANCING ACTIVITIES

In February 1998, we entered into a credit agreement with a syndicate of banks. This credit agreement (the "domestic credit facility") provides us with a working capital line and letters of credit totaling $300 million. This agreement provides for various borrowing rate options, including a rate based on credit rating and fixed charge coverage ratio factors that currently would result in an interest rate of .18% over LIBOR. Our domestic credit facility expires in February 2003 and contains certain restrictive covenants relating to various financial statement ratios. During December 1999, we borrowed and repaid a total of $44.2 million. As of December 25, 1999, we had no outstanding borrowings under this facility, but we had outstanding letters of credit under this facility totaling $18.0 million.

In July 1999, we entered into term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for our operating and expansion activities in Japan. The yen facilities provide for maximum aggregate borrowings of (YEN)9.76 billion (the equivalent of $96 million at December 25, 1999) at an interest rate of .875% over the Tokyo Interbank Offered Rate ("TIBOR"). Although the loans mature at varying rates of three to six months, we have classified these borrowings as non-current on our Balance Sheet because we intend to renew them as they come due. These yen facilities contain

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(Tabular dollar amounts are in thousands)


covenants similar to those in our domestic credit facility as described earlier. During 1999, we borrowed the equivalent of $47 million under the yen facilities. We have borrowed the equivalent of an additional $8 million subsequent to the end of the year. Effective as of October 28, 1999, we entered into a yen interest rate swap for a principal amount equivalent to $23 million at December 25, 1999 in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The terms of the swap specify that we pay an interest rate of .7% and receive TIBOR.

In addition to bank borrowings, we have historically used equity capital, convertible debt and capital equipment leases as supplemental sources of funds.

In August 1999, our Board approved a $500 million stock repurchase program reflecting its belief that our common stock represented a significant value at its then-current trading price. We purchased 46.7 million shares of our stock at a total cost of $500 million plus commissions during the third and fourth quarters of 1999. In January 2000 and March 2000, our Board approved additional stock repurchases of up to $200 million, bringing our total authorization to $700 million. As of March 3, 2000 we had purchased an additional 9.2 million shares of our stock at a total cost of $100 million plus commissions. The remaining authorization does not have an expiration date, and we can acquire our common stock either on the open market or through negotiated purchases.

The decline in cash from our financing activities in 1999, as compared to 1998, was driven by our stock repurchases. The increase in cash flows from financing activities in 1998 as compared to 1997 was driven by our repayment of short-term borrowings in 1997 and by funds received from stock options exercised by our employees in 1998. In connection with our merger with Viking, all options held by Viking employees prior to the merger, with the exception of those granted under Viking's annual option award in July 1998, vested fully on the merger date.

In 1992 and 1993, we issued Liquid Yield Option Notes ("LYONs") which are zero coupon, convertible subordinated notes maturing in 2007 and 2008, respectively. Each LYON(R) is convertible at the option of the holder at any time on or prior to its maturity into Office Depot common stock at conversion rates of 43.895 and
31.851 shares per 1992 and 1993 LYON(R) , respectively. On November 1, 2000 for the 1993 LYONs(R) and December 11, 2002 for the 1992 LYONs(R) , the holder may require us to purchase the LYONs(R) from them at the issue price plus accrued original issue discount. If the holder decides to exercise their put option, we have the choice of paying the holder in cash, common stock or a combination of the two. For that reason, our 1993 LYONs(R) have been classified as a current liability on our 1999 Balance Sheet. Unless our stock price increases substantially above current levels, we expect that a significant number of LYONs(R) will be put to the Company in November of this year. Our current intention is to pay cash for any puts exercised on November 1, 2000.

We continually review our financing options. Although we currently anticipate that we will finance all of our 2000 expansion, integration and other activities through cash on hand, funds generated from operations, equipment leases and funds available under our credit facilities, we will consider alternative financing as appropriate for market conditions. Our financing requirements beyond 1999 will be affected primarily by the number of new stores or CSCs we open or acquire, the specific actions required to integrate our Office Depot and Viking operations, and the decisions of the LYONs(R) holders.

                        SIGNIFICANT TRENDS, DEVELOPMENTS
                                AND UNCERTAINTIES

Over the years, we have seen continued development and growth of competitors in all segments of our business. Mass merchandisers have increased their assortment of home office merchandise, attracting additional back-to-school customers and year-round casual shoppers. We also face competition from other office superstores that compete directly with us in numerous markets. These other office superstores compete with us in geographical locations where we have traditionally been the market leader, just as we have begun penetrating markets where they have historically held the dominant market share. This competition is likely to result in increased competitive pressures on pricing, product selection and services provided.

We have also seen growth in new and innovative competitors that offer office products over the Internet, featuring special purchase incentives and one-time deals (such as close-outs). Through our own successful Internet and business-to-business Web sites, we believe that we have positioned ourselves competitively in the electronic commerce arena. We have invested in strategic partnerships with several business-to-business Internet companies offering innovative solutions to small businesses, a target customer group. We are committed to supporting our Internet channel to meet the needs of our customers, including investing in new and innovative electronic commerce business enterprises.

Page 34  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 35

                                             Office Depot, Inc. and Subsidiaries

                                      EURO

On January 1, 1999, 11 of the 15 member countries of the European Economic and Monetary Union ("EMU") established fixed conversion rates between their existing currencies and the EMU's common currency (the "euro"). The euro is presently trading on currency exchanges and may be used in business transactions. The ultimate conversion to the euro will eliminate currency exchange rate risk among the member countries. The former currencies of the participating countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002. During this transition period, parties may settle transactions using either the euro or a participating country's former currency. On July 1, 2002, new euro-denominated bills and coins will become the sole legal currency, and all former currencies will be withdrawn from circulation. We have adapted our internal systems to accommodate euro-denominated transactions.

We generate significant sales in Europe and are currently evaluating the business implications of the conversion to the euro. The use of a single currency in the participating countries may affect our ability to price our products differently in various European markets because of price transparency. We realize that we may be faced with price harmonization at lower average prices for items we sell in some markets. Nevertheless, other market factors such as local taxes, customer preferences and product assortment may reduce the likelihood or impact of price equalization. Based on these evaluations, we do not expect the conversion to the euro to have a material effect on our financial position or the results of our operations.

                       INTEREST RATE AND FOREIGN EXCHANGE
                                  MARKET RISKS

INTEREST RATE RISKS

When we invest our funds in short-term investments, which generate income subject to variable interest rates, we are subject to interest rate risk. We did not, however, have any funds invested in such instruments as of December 25, 1999.

Our zero coupon, convertible subordinated notes offer stated yields to maturity which are not subject to interest rate risks. Borrowings under our domestic and Japanese credit facilities are both subject to variable interest rates. As of December 25, 1999, there were no borrowings under our domestic credit agreement. The interest rate risk on our Japanese bank borrowings has been partially mitigated by an interest rate swap that fixes the interest rate on a portion of our yen borrowings for the remaining life of the loan. With interest rates currently approximating 1% in Japan, a 10% change in interest rates would not materially change our total interest expense.

FOREIGN EXCHANGE RATE RISKS

The nature and magnitude of our foreign exchange risks have not changed materially in the past year. We conduct business in various countries outside the United States where the functional currency of the country is not the U.S. dollar. This results in foreign exchange translation exposure when these foreign currency earnings are translated into U.S. dollars in our consolidated financial statements. As of December 25, 1999, a 10% change in the applicable foreign exchange rates would have resulted in an increase or decrease in our after-tax earnings of approximately $3 million on an annual basis.

We are also subject to foreign exchange transaction exposure when our subsidiaries transact business in a currency other than their own functional currency. This exposure arises primarily from inventory purchases in a foreign currency. The introduction of the euro and our decision to consolidate our European purchases has greatly reduced these exposures. During 1999, we entered into foreign exchange forward contracts to hedge certain inventory exposures. The maximum contract amount outstanding during the year was $13.7 million.

                           INFLATION AND SEASONALITY

Although we cannot accurately determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to generally be somewhat seasonal, with sales in our Stores Division and Business Services Group slightly higher during the first and fourth quarters of each year and sales in our International Division slightly higher in the third quarter.

                         NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that we record all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for according to the intended use of the derivative and whether it qualifies for hedge accounting.

In July 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 until the start of fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 for our fiscal year 2001. Assuming our current level of involvement in derivative instruments and hedging activities does not change before we adopt this Statement, we do not expect the adoption of SFAS No. 133 to have a material impact on our financial position or the results of our operations.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

                             CAUTIONARY STATEMENTS

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted by the United States Congress. The Act, as amended, contains certain amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934. These amendments provide protection from liability in private lawsuits for "forward-looking" statements made by public companies. We want to take advantage of the "safe harbor" provisions of the Act. In doing so, we have disclosed these forward-looking statements by informing you in specific cautionary statements of the circumstances which may cause the information in these statements not to transpire as expected.

This Annual Report contains both historical information and other information that you can use to infer future performance. Examples of historical information include our annual financial statements and the commentary on past performance contained in our MD&A. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that, with the exception of information that is clearly historical, all the information contained in this Annual Report should be considered to be "forward-looking statements" as referred to in the Act. Without limiting the generality of the preceding sentence, any time we use the words "estimate," "project," "intend," "expect," "believe," "anticipate," "continue" and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature.

Forward-looking information involves risks and uncertainties, including certain matters that we discuss in more detail below and in our report on Form 10-K, filed with the Securities & Exchange Commission. This information is based on various factors and important assumptions about future events that may or may not actually come true. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements in this Annual Report. In particular, the factors we discuss below and in our Form 10-K could affect our actual results and could cause our actual results in 2000 and in future years to differ materially from those expressed in any forward-looking statement made by us or on our behalf in this Annual Report.

COMPETITION

We compete with a variety of retailers, dealers and distributors in a highly competitive marketplace that includes high-volume office supply chains, warehouse clubs, computer stores, contract stationers and well-established mass merchant retailers.

Well-established mass merchant retailers have the financial and distribution ability to compete very effectively with us should they choose to enter the office superstore retail category, Internet office supply or contract stationer business. This could have a material adverse effect on our business and results of our operations.

INTERNET

Internet-based merchandisers also compete with us. This competition is expected to increase in the future as these companies proliferate and continue to expand their operations. Many start-up operations that are heavily focused on Internet sales may be able to compete with us in the areas of price and selection. While most of these companies cannot offer the levels of service and stability of supply that we provide, they nevertheless may be formidable competitors, particularly for customers who are willing to look for the absolute lowest price without regard to the other attributes of our business model. Some of these competitors may be willing to substantially sacrifice their profitability in order to gain a foothold in the marketplace; and the stock market success of certain Internet retailers may enable such operations to raise capital in the public markets without regard to profitability for the near term. In addition, certain manufacturers of computer hardware, software and peripherals, including certain of our suppliers, have expanded their own direct marketing of products, particularly over the Internet. Even as we expand our own Internet efforts, our ability to anticipate and adapt to the developing Internet marketplace and the capabilities of our network infrastructure to efficiently handle our rapidly expanding operations are of critical importance. Furthermore, our profitability goals may also serve to inhibit the expansion of our presence on the Internet, because dedicated Internet concerns are currently evaluated differently in the financial markets than more established concerns such as ours. Failure to execute well in any of these key areas could have a material adverse effect on our future sales growth and profitability.

EXECUTION OF EXPANSION PLANS

We plan to open approximately 100 stores in the United States and Canada during 2000, and we consider our expansion program to be an integral part of our plan to achieve anticipated operating results in future years. Circumstances outside our control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could impact anticipated

Page 36  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 37

                                             Office Depot, Inc. and Subsidiaries


store openings. The failure to expand by opening new stores as planned and the failure to generate the anticipated sales growth in markets where new stores are opened could have a material adverse effect on our future sales growth and profitability.

CANNIBALIZATION OF SALES IN EXISTING OFFICE DEPOT STORES

As we expand the number of our stores in existing markets, sales of existing stores may suffer from cannibalization (customers of our existing stores begin shopping at our new stores). Our new stores typically require an extended period of time to reach the sales and profitability levels of our existing stores. Moreover, the opening of new stores does not ensure that those stores will ever be as profitable as existing stores, particularly when new stores are opened in highly competitive markets or markets in which other office supply superstores may have achieved "first mover" advantage. Our comparable sales are affected by a number of factors, including the opening of additional Office Depot stores; the expansion of our contract stationer business in new and existing markets; competition from other office supply chains, mass merchandisers, warehouse clubs, computer stores, other contract stationers and Internet-based businesses; and regional, national and international economic conditions. In addition, our profitability would be adversely affected if our competitors were to attempt to capture market share by reducing prices.

COSTS OF REMODELING AND RE-MERCHANDISING STORES

The remodeling and re-merchandising of our stores has contributed to increased store expenses, and these costs are expected to continue impacting store expenses throughout 2000 and beyond. While a necessary aspect of maintaining a fresh and appealing image to our customers, the expenses associated with such activities could result in a significant impact on our net income in the future. Furthermore, our growth, through both store openings and acquisitions, will continue to require the expansion and upgrading of our informational, operational and financial systems, as well as necessitate the hiring of new managers at the store and supervisory level.

HISTORICAL FLUCTUATIONS IN PERFORMANCE

Fluctuations in our quarterly operating results have occurred in the past and may occur in the future. A variety of factors could contribute to this quarter-to-quarter variability, including new store openings which require an outlay of pre-opening expenses, generate lower initial profit margins and cannibalize existing stores; timing of warehouse integration; competitors' pricing; changes in our product mix; fluctuations in advertising and promotional expenses; the effects of seasonality; acquisitions of contract stationers; competitive store openings or other events.

VIKING MERGER AND INTEGRATION

On August 26, 1998, we merged with Viking. Costs related to the integration of Viking's warehouse facilities with our delivery network will increase our warehouse expenses in 2000 and beyond. Moreover, integrating the operations and management of Office Depot and Viking is a complex process. There can be no assurance that this integration process will be completed as rapidly as we anticipate or that, even if achieved as anticipated, it will result in all of the anticipated synergies and other benefits we expect to realize. The integration of the two companies will require significant management attention, which may temporarily distract us from other matters. Our inability to successfully complete the integration of the operations of Office Depot and Viking could have a material adverse effect on our future sales growth and profitability.

INTERNATIONAL ACTIVITY

We have operations in a number of international markets. We intend to enter additional international markets as attractive opportunities arise. Each entry could take the form of a start-up, acquisition of stock or assets or a joint venture or licensing arrangement. In addition to the risks described above (in our domestic operations), internationally we face such risks as foreign currency fluctuations, unstable political and economic conditions, and, because some of our foreign operations are not wholly-owned, compromised operating control in certain countries. Moreover, we do not have a large group of managers experienced in international operations and will need to recruit additional management resources to successfully compete in many foreign markets. All of these risks could have a material adverse effect on our financial position or our results from operations. Our start-up operation in Japan, in particular, has proven to be unprofitable to date and, in fact, has generated losses that have materially affected our financial results in the past and are expected to do so for some time in the future. Because of differing commercial practices, laws and other factors, our ability to use the Internet and electronic commerce to substantially increase sales in international locations may not progress at the same rate as in North America.

CONTRACT AND COMMERCIAL

We compete with a number of contract stationers, mail order operators and retailers who supply office products and services to large and small businesses, both nationally and internationally. In order to achieve and maintain expected profitability levels, we must continue to grow this segment of the business while maintaining the service levels and aggressive pricing necessary to retain existing customers. There can be no assurance we will be able to continue to expand our contract and commercial

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (CONTINUED)

business while retaining our base of existing customers, and any failure to do so could have a material adverse effect on our profitability. We are also working on various initiatives to improve margin levels in this business segment, but there is no assurance that these initiatives will prove successful. Some of our competitors operate only in the contract and/or commercial channels and therefore may be able to focus more attention on the business services segment, thereby providing formidable competition. Our failure to adequately address this segment of our business could put us at a competitive disadvantage relative to these competitors.

SOURCES AND USES OF CASH

We believe that our current level of cash and cash equivalents, future operating cash flows, lease financing arrangements and funds available under our credit facilities and term loan should be sufficient to fund our planned expansion, integration and other operating cash needs for at least the next year. However, there can be no assurance that additional sources of financing will not be required during the next 12 months as a result of unanticipated cash demands, opportunities for expansion, acquisition or investment, changes in growth strategy, changes in our warehouse integration plans or adverse operating results. We could attempt to meet our financial needs through the capital markets in the form of either equity or debt financing. Alternative financing will be considered if market conditions make it financially attractive. There can be no assurance that any additional funds required by us, whether within the next 12 months or thereafter, will be available to us on satisfactory terms. Our inability to access needed financial resources could have a material adverse effect on our financial position or operating results.

EFFECTS OF CERTAIN NON-RECURRING CHARGES

On August 30, 1999, we disclosed in a public statement that we anticipated a shortfall in our earnings during the second half of 1999 compared to the investment community's consensus expectations. We also announced the departure of our then-Chief Operating Officer and anticipated charges against earnings in the third quarter for slow-moving inventories in our warehouses and stores and for accelerated store closings and relocations. Then, in the fourth quarter of 1999, in response to recently issued guidance from the SEC, certain of these charges were reversed. Additionally, each quarter since our August 1998 merger with Viking, we have incurred merger and restructuring charges and credits. There can be no assurance that additional charges of this nature will not be required in the future as well. Such charges, if any, could have a materially adverse impact on our financial position or operating results in the future.

Y2K ISSUES

While we have worked diligently to bring our own systems into Year 2000 compliance and believe that the transition was successful, there can be no assurance that we will not have Y2K-related problems in the future. We also have endeavored to ensure that our suppliers, vendors and major customers are Y2K compliant. While we have not encountered any significant difficulties during the early days of 2000, there can be no assurance that all such suppliers, vendors or major customers did, in fact, become Y2K compliant on a timely basis. In addition to the business risks inherent in the Y2K issues, there is also the possibility of litigation from customers and other parties claiming to have been damaged by failures of our products and/or services. While we fully expect to rely on certain protections afforded under federal legislation passed in 1999 as well as on indemnifications from suppliers of various products, there is a possibility that certain claims might not be barred by this legislation or might not be susceptible to indemnification and that the results of such litigation could have a material adverse effect on our businesses.

                       DISCLAIMER OF OBLIGATION TO UPDATE

We assume no obligation (and specifically disclaim any obligation) to update these Cautionary Statements or any other forward-looking statements contained in this Annual Report to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements.

Page 38  Office Depot Annual Report 1999

                                      Office Depot Annual Report 1999   Page 39


INDEPENDENT AUDITORS' REPORT



To the Board of Directors of Office Depot, Inc.

We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 25, 1999 and December 26, 1998, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Office Depot, Inc. and Subsidiaries as of December 25, 1999 and December 26, 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP

Certified Public Accountants
Miami, Florida
February 10, 2000 (March 3, 2000 as to Note J)

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)


                                                                                      DECEMBER 25,     December 26,
                                                                                          1999            1998
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                           $   218,784       $   704,541
  Short-term investments                                                                       --            10,424
  Receivables, net of allowances of $27,736 in 1999 and $25,927 in 1998                   849,478           721,446
  Merchandise inventories, net                                                          1,436,879         1,258,355
  Deferred income taxes                                                                    68,279            52,422
  Prepaid expense                                                                          57,632            33,247
-------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                2,631,052         2,780,435
Property and equipment, net                                                             1,145,628           891,471
Goodwill, net                                                                             240,166           227,964
Other assets                                                                              259,337           125,413
-------------------------------------------------------------------------------------------------------------------
                                                                                      $ 4,276,183       $ 4,025,283
===================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                    $ 1,239,301       $ 1,027,591
  Accrued expenses and other liabilities                                                  414,690           386,730
  Income taxes payable                                                                     39,588            69,910
  Current maturities of long-term debt                                                    250,466             2,834
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                           1,944,045         1,487,065
Long-term debt, net of current maturities                                                 109,653            35,490
Deferred income taxes and other credits                                                   103,319            38,628
Zero coupon, convertible subordinated notes                                               211,446           435,221
Commitments and contingencies
Stockholders' equity:
  Common stock -- authorized 800,000,000 shares of $.01 par value;
    issued 376,212,439 in 1999 and 373,817,704 in 1998                                      3,762             3,738
  Additional paid-in capital                                                              926,295           838,122
  Unamortized value of long-term incentive stock grants                                    (4,065)           (2,874)
  Accumulated other comprehensive income                                                   15,730           (18,078)
  Retained earnings                                                                     1,467,359         1,209,721
  Treasury stock, at cost -- 46,770,272 shares in 1999 and 3,245,170 shares in 1998      (501,361)           (1,750)
-------------------------------------------------------------------------------------------------------------------
                                                                                        1,907,720         2,028,879
-------------------------------------------------------------------------------------------------------------------
                                                                                      $ 4,276,183       $ 4,025,283
===================================================================================================================

The accompanying notes are an integral part of these statements.

Page 40  Office Depot Annual Report 1999

                                      Office Depot Annual Report 1999   Page 41


CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)


                                                                          1999               1998              1997
----------------------------------------------------------------------------------------------------------------------
Sales                                                                  $10,263,280        $8,997,738        $8,100,319
Cost of goods sold and occupancy costs                                   7,450,310         6,484,464         5,963,521
----------------------------------------------------------------------------------------------------------------------
  Gross profit                                                           2,812,970         2,513,274         2,136,798
Store and warehouse operating and selling expenses                       1,961,037         1,642,042         1,443,192
Pre-opening expenses                                                        23,628            17,150             6,609
General and administrative expenses                                        381,611           330,194           272,022
Merger and restructuring costs                                              (7,104)          119,129            16,094
Store closure and relocation costs                                          40,425                --                --
----------------------------------------------------------------------------------------------------------------------
  Operating profit                                                         413,373           404,759           398,881
Other income (expense):
  Interest income                                                           30,176            25,309             7,570
  Interest expense                                                         (26,148)          (22,356)          (21,680)
  Miscellaneous expense, net                                                (3,514)          (18,985)          (13,180)
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                               413,887           388,727           371,591
Income taxes                                                               156,249           155,531           136,730
----------------------------------------------------------------------------------------------------------------------
Net earnings                                                           $   257,638        $  233,196        $  234,861
======================================================================================================================
Earnings per share:
  Basic                                                                $       .71        $      .64        $      .65
  Diluted                                                                      .69               .61               .62
======================================================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except for number of shares)


                                                                                                  Unamortized       Accumulated
                                              Common               Common       Additional       value of long-    other compre-
                                              stock                stock          paid-In        term incentive       hensive
                                              shares               amount         capital         stock grant         income
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1996               364,629,996             $3,647         $731,739          $(5,244)       $    (946)
Comprehensive income:
  Net earnings
  Foreign currency translation adjustment                                                                            (18,343)
  Comprehensive income

Exercise of stock options (including
  income tax benefits)                       2,727,243                 27           23,095
Issuance of stock under employee
  stock purchase plans                         528,569                  5            6,335
Matching contributions under 401(k)
  and deferred compensation plans              226,785                  2            2,799
Conversion of LYONs to common stock              1,402                 --               20
Cancellation of long-term incentive
  stock grant                                 (450,000)                (4)          (2,303)           1,640
Amortization of long-term incentive
  stock grant                                       --                 --               --              394
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 27, 1997               367,663,995             $3,677         $761,685          $(3,210)       $ (19,289)
Comprehensive income:
  Net earnings
  Foreign currency translation adjustment                                                                              1,211
  Comprehensive income

Exercise of stock options (including
  income tax benefits)                       5,399,946                 54           63,456
Issuance of stock under employee
  stock purchase plans                         467,394                  4            7,896
Matching contributions under 401(k)
  and deferred compensation plans              203,055                  2            3,882
Conversion of LYONs to common stock             83,314                  1            1,203
Amortization of long-term incentive
  stock grant                                                                                           336
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 26, 1998               373,817,704             $3,738         $838,122          $(2,874)       $ (18,078)
Comprehensive income:
  Net earnings
  Foreign currency translation adjustment                                                                            (28,319)
  Unrealized gain on investment
    securities, net of tax                                                                                            62,127
  Comprehensive income

Acquisition of treasury stock
Retirement of treasury stock                (3,245,170)               (32)          (1,718)
Grant of long-term incentive stock             130,000                  1            2,127           (2,127)
Exercise of stock options (including
  income tax benefits)                       4,457,024                 45           72,865
Issuance of stock under employee
  stock purchase plans                         712,431                  7            9,240
Matching contributions under 401(k)
  and deferred compensation plans              320,906                  3            5,423
Conversion of LYONs to common stock             23,710                 --              329
Payment for fractional shares in
  connection with 3-for-2 stock split           (4,166)                --              (93)
Amortization of long-term incentive
  stock grant                                                                                           936
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1999               376,212,439             $3,762         $926,295          $(4,065)       $  15,730
================================================================================================================================



                                                               Compre-
                                                               hensive          Retained        Treasury
                                                                income          earnings         stock
---------------------------------------------------------------------------------------------------------
Balance at December 28, 1996                                                    $ 741,664      $  (1,750)
Comprehensive income:
  Net earnings                                                  $234,861          234,861
  Foreign currency translation adjustment                        (18,343)
                                                                --------
  Comprehensive income                                          $216,518
                                                                ========
Exercise of stock options (including
  income tax benefits)
Issuance of stock under employee
  stock purchase plans
Matching contributions under 401(k)
  and deferred compensation plans
Conversion of LYONs to common stock
Cancellation of long-term incentive
  stock grant
Amortization of long-term incentive
  stock grant
---------------------------------------------------------------------------------------------------------
Balance at December 27, 1997                                                    $ 976,525      $  (1,750)
Comprehensive income:
  Net earnings                                                  $233,196          233,196
  Foreign currency translation adjustment                          1,211
                                                                --------
  Comprehensive income                                          $234,407
                                                                ========
Exercise of stock options (including
  income tax benefits)
Issuance of stock under employee
  stock purchase plans
Matching contributions under 401(k)
  and deferred compensation plans
Conversion of LYONs to common stock
Amortization of long-term incentive
  stock grant
---------------------------------------------------------------------------------------------------------
Balance at December 26, 1998                                                   $1,209,721      $  (1,750)
Comprehensive income:
  Net earnings                                                  $257,638          257,638
  Foreign currency translation adjustment                        (28,319)
  Unrealized gain on investment
    securities, net of tax                                        62,127
                                                                --------
  Comprehensive income                                          $291,446
                                                                ========
Acquisition of treasury stock                                                                   (501,361)
Retirement of treasury stock                                                                       1,750
Grant of long-term incentive stock
Exercise of stock options (including
  income tax benefits)
Issuance of stock under employee
  stock purchase plans
Matching contributions under 401(k)
  and deferred compensation plans
Conversion of LYONs to common stock
Payment for fractional shares in
  connection with 3-for-2 stock split
Amortization of long-term incentive
  stock grant
---------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1999                                                   $1,467,359      $(501,361)
=========================================================================================================

The accompanying notes are an integral part of these statements.

Page 42  Office Depot Annual Report 1999

                                      Office Depot Annual Report 1999   Page 43


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                                      1999               1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                                                    $ 10,205,532       $ 8,928,519       $ 8,017,406
  Cash paid to suppliers                                                            (9,739,616)       (8,119,219)       (7,416,925)
  Interest received                                                                     31,865            23,972             5,611
  Interest paid                                                                         (6,472)           (3,625)           (4,166)
  Income taxes paid                                                                   (118,157)         (151,032)         (140,831)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                          373,152           678,615           461,095
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investment securities                                                  (154,364)          (36,697)               --
  Proceeds from maturities or sales of investment securities                           114,141            44,260            20,030
  Investments in unconsolidated joint ventures                                          (1,606)          (40,475)          (22,464)
  Purchase of remaining ownership interest in joint ventures                           (21,629)          (27,680)               --
  Capital expenditures                                                                (396,008)         (233,089)         (156,869)
  Proceeds from sale of property and equipment                                           7,922            22,364             4,127
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities                                             (451,544)         (271,317)         (155,176)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and sale of
    stock under employee stock purchase plans                                           59,082            64,237            19,959
  Repurchase of common stock for treasury                                             (501,006)               --                --
  Proceeds from issuance of long-term debt                                              42,841                --                --
  Payments on long- and short-term borrowings                                           (6,766)           (2,490)         (151,888)
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash (used in) provided by financing activities                               (405,849)           61,747          (131,929)
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                            (1,516)           (4,381)           (1,939)
-----------------------------------------------------------------------------------------------------------------------------------
    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (485,757)          464,664           172,051
    Cash and cash equivalents at beginning of period                                   704,541           239,877            67,826
-----------------------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of period                                    $    218,784       $   704,541       $   239,877
-----------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
    Net earnings                                                                  $    257,638       $   233,196       $   234,861
    Adjustments to reconcile net earnings to net cash
      provided by operating activities:
         Depreciation and amortization                                                 168,553           140,604           119,748
         Provision for losses on inventories and receivables                           111,510            81,270            76,919
         Net (earnings) losses on equity method investments                             (2,041)           15,254             7,842
         Accreted interest on zero coupon, convertible subordinated notes               19,534            18,812            18,005
         Contributions of common stock to employee benefit
           and stock purchase plans                                                      5,426             4,501             3,373
         Compensation expense for long-term incentive stock grants                         479               336              (272)
         Deferred income taxes                                                            (430)          (38,244)            9,534
         Loss on disposal of property and equipment                                     14,124             2,023             4,657
         Changes in assets and liabilities:
           Increase in receivables                                                    (152,523)          (88,595)         (147,991)
           (Increase) decrease in merchandise inventories                             (250,003)          106,189           (28,251)
           Net increase in prepaid expenses and other assets                           (24,862)          (16,792)           (7,870)
           Net increase in accounts payable, accrued
             expenses and deferred credits                                             225,747           220,061           170,540
-----------------------------------------------------------------------------------------------------------------------------------
               Total adjustments                                                       115,514           445,419           226,234
-----------------------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                     $    373,152       $   678,615       $   461,095
===================================================================================================================================

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts are in thousands)


                         NOTE A--SUMMARY OF SIGNIFICANT
                              ACCOUNTING POLICIES

Office Depot, Inc., together with our subsidiaries, is the world's largest supplier of office products and services, operating in 19 countries throughout the world and doing business primarily under two brands -- Office Depot and Viking Office Products. We serve our customers, including those in countries operated under licensing and joint venture agreements, through multiple sales channels. They include an international chain of high-volume office supply stores located in ten countries; a domestic contract sales network; three Internet sites, serving both our domestic and international customers; and catalog, mail order and delivery operations in 15 countries. After merging with Viking Office Products, Inc. ("Viking") in August 1998, we now have operations, either owned directly or operated through joint ventures or licensing arrangements, in Australia, Austria, Belgium, Canada, Colombia, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Thailand, the United Kingdom and the United States.

BASIS OF PRESENTATION: We operate on a 52- or 53-week fiscal year ending on the last Saturday in December. All periods presented in our consolidated financial statements consisted of 52 weeks. We have included account balances from our wholly-owned and majority-owned subsidiaries in our consolidated financial statements. We eliminate any significant inter-company transactions when consolidating the account balances of our subsidiaries. We have reclassified certain amounts in our prior year statements to conform them to the presentation used in the current year.

We currently maintain licensing agreements for the operation of Office Depot stores in Colombia, Hungary, Poland and Thailand, and we have entered into joint venture agreements for the operation of our stores in Israel and Mexico, which are accounted for using the equity method. Our portion of the income or loss from the operations of those two joint ventures is included in miscellaneous expense on our Consolidated Statements of Earnings. The financial position, results of operations and cash flows from our French and Japanese retail operations have been included in our consolidated financial statements since November 1998 and April 1999, respectively, as a result of increasing our ownership share to 100% in each of those operations. Similarly, our share of the Thai joint venture's financial position, results of operations and cash flows have been included in our consolidated financial statements from April 1998 to October 1999, when our ownership interest was 80%. In November 1999, we sold our interest in our Thai operations back to our joint venture partner (see Note C).

On February 24, 1999, our Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend distributed on April 1, 1999 to stockholders of record on March 11, 1999. We have restated all shares and per share amounts in our financial statements to reflect this stock split. In conjunction with the stock split, we issued 124,560,075 additional shares on April 1, 1999.

USE OF ESTIMATES: When we prepare our financial statements, accounting guidelines require us to make estimates and assumptions that affect amounts reported in our financial statements and disclosure of contingent assets and liabilities at the date of our financial statements. Actual results could differ from those estimates.

FOREIGN CURRENCY TRANSLATION: Our subsidiaries outside of the United States record transactions using their local currency as their functional currency. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using either the exchange rates in effect at the balance sheet dates or historical exchange rates, depending upon the account translated. Income and expenses are translated at average daily exchange rates each month. The translation adjustments that result from translating the balance sheets at different rates than the income statements are included in accumulated other comprehensive income, which is a separate component of our stockholders' equity. Accumulated other comprehensive income also includes gains and losses on inter-company loans that are not expected to be repaid in the foreseeable future.

CASH AND CASH EQUIVALENTS: We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

RECEIVABLES: Included in our receivables are our trade receivables not sold through outside credit card programs and our other non-trade receivables. Our trade receivables totaled $506.7 million and $464.0 million on December 25, 1999 and December 26, 1998, respectively. We record an allowance for doubtful accounts, reducing our receivables balance to an amount we estimate is collectible from our customers. We encounter limited credit risk associated with our trade receivables because we have a large customer base that extends across many different industries and geographic regions.

Other receivables, totaling $342.8 million and $257.4 million as of December 25, 1999 and December 26, 1998, respectively, consist primarily of receivables from our vendors under purchase rebate, cooperative advertising and various other marketing programs. Amounts we expect to receive from our vendors that relate to our purchase of merchandise inventories are capitalized and recognized as a reduction of our cost of goods sold as the merchandise is sold. Amounts relating to cooperative advertising and marketing programs are recognized as a reduction of our advertising expense in the period that the related expenses are incurred.

MERCHANDISE INVENTORIES: Our inventories are stated at the lower of cost or market value. We use a weighted average method for determining the cost of approximately 90% of our inventories and the first-in-first-out (FIFO) method for the remainder of our inventories, primarily in our International segment. In the third quarter of 1999, we increased our provision for slow-moving and obsolete inventories in our warehouses and stores by $56.1 million (as more fully discussed in Note C).


Page 44  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 45


                                             Office Depot, Inc. and Subsidiaries


INCOME TAXES: We use the provisions of SFAS No. 109, "Accounting for Income Taxes," to calculate our current Federal and state income tax liability, as well as any deferred tax assets or liabilities. Under this standard, deferred tax assets and liabilities represent the tax effects, based on current law, of any temporary differences in the timing of when revenues and expenses are recognized for tax purposes and when they are recognized for financial statement purposes.

We have not recognized income taxes on the undistributed earnings of certain of our foreign subsidiaries. Our intention is to reinvest such earnings permanently to fund further overseas expansion. Cumulative undistributed earnings of our foreign subsidiaries for which no Federal income taxes have been provided approximated $354.5 million and $248.3 million as of December 25, 1999 and December 26, 1998, respectively.

PROPERTY AND EQUIPMENT: We record our property and equipment at cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operations over their estimated useful lives using straight-line or accelerated methods. We estimate the useful lives of our depreciable assets to be 10-30 years for buildings and 3-10 years for furniture, fixtures and equipment. We amortize our leasehold improvements over the shorter of the terms of the underlying leases, including probable renewal periods, or the estimated useful lives of the improvements.

INVESTMENTS: All of our investments, except those which are consolidated or accounted for under the equity method, are classified as "available for sale" under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, we report our investments at fair value if fair value can be determined. Under SFAS No. 115, fluctuations in fair value of investments classified as "available for sale" are included as a separate component of stockholders' equity, net of applicable taxes. At December 25, 1999, we held investments in four unrelated Internet-based companies. All of these investments, which are included in other assets, were made during 1999 and are classified as long-term on our 1999 Consolidated Balance Sheet. The carrying amount of these investments at December 25, 1999 is $152.0 million.
One of these investments is publicly traded and has been adjusted from its cost of $5.2 million to its fair value of $106.5 million, with the unrealized gains included in accumulated other comprehensive income in our Consolidated Statements of Stockholders' Equity, net of applicable income taxes. The remaining investments are in closely held corporations, and their fair market values cannot be readily determined. These investments are recorded at cost.

GOODWILL: Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses we have acquired under the purchase method of accounting. We amortize our goodwill on a straight-line basis over 40 years, which is the maximum period allowed. The accumulated amortization of our goodwill was $44.5 million and $37.5 million as of December 25, 1999 and December 26,1998, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," we review our long-lived assets, goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Measurement of an impairment loss for such long-lived assets and identifiable intangibles is based on the fair value of the asset less any costs to sell that asset. We have recognized impairment losses during the periods presented in association with merger and restructuring (see Note B) and store closure and relocation activities (see Note C). Otherwise, we have not recognized significant impairment losses during the periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires that we disclose the fair value of our financial instruments when it is practical to estimate. We have determined the estimated fair values of our financial instruments, which are either recognized in our Consolidated Balance Sheets or disclosed within these Notes to our Consolidated Financial Statements, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates we have presented are not necessarily indicative of the amounts we could realize in a current market exchange.

Short-term Assets and Liabilities: The fair values of our cash and cash equivalents, receivables and accounts payable approximate their carrying values because of their short-term nature.

Investments: We use quoted market prices, if available, to determine the fair value of our long-term investments. However, most of our long-term investments are in closely held corporations, and quoted market prices are not available. For these investments, a reasonable estimate of fair value could not be made without incurring excessive costs. However, because of the recent nature of these investments, we believe that cost approximates fair value.

Notes Payable: The fair values of our zero coupon, convertible subordinated notes are determined based on quoted market prices.

Other Debt: We estimate the fair value of our short- and long-term debt by discounting the cash flows using current interest rates for financial instruments with similar characteristics and maturities.

Interest Rate Swaps: We had an interest rate swap agreement outstanding at December 25, 1999 covering a principal amount equivalent to $23 million. Designed to hedge against the volatility of the interest payments on a portion of our yen borrowings, this swap effectively converts a portion of our long-term variable rate debt to a fixed rate obligation. The fair value of our interest rate swaps (used for hedging purposes) is the amount we would receive or have to pay to terminate the swap agreement at the

(Tabular dollar amounts are in thousands)


reporting date, taking into account current interest rates. This fair value amount is provided to us by our financial institution, the counterparty to our interest rate swap agreement.

Foreign Currency Contracts: We enter into forward currency contracts to hedge against certain foreign currency purchase commitments. Gains and losses from these transactions are included in the cost of the underlying purchases. Similar to our interest rate swaps, the fair value of our foreign currency contracts is the amount we would receive or have to pay to terminate the contract at the reporting date, taking into account current interest rates. This fair value amount is also provided to us by our financial institution.

There were no significant differences as of December 25, 1999 and December 26, 1998 between the carrying value and fair value of our financial instruments except as disclosed below:

                                                                1999                         1998
                                                       --------------------------------------------------
                                                       CARRYING       FAIR         Carrying        Fair
                                                        AMOUNT       VALUE          Amount         Value
---------------------------------------------------------------------------------------------------------
Zero coupon, convertible subordinated notes            $454,426     $433,031       $435,200      $633,600
Long-term investments for which it is
  practicable to estimate fair value-warrants(1)             --       98,250             --            --
Interest rate swaps                                          --          (60)            --            --
Foreign currency contracts                                   --         (273)            --            --
---------------------------------------------------------------------------------------------------------

(1) We own 750,000 warrants to purchase shares of PurchasePro.com. We acquired these warrants in conjunction with our investment in the common stock of PurchasePro.com. Because the warrants have not been registered under the rules of the Securities and Exchange Act of 1933, they are not publicly traded on a market exchange. We determined the fair value of these warrants using an option model with the assistance of our investment banker.

REVENUE RECOGNITION: We record revenue at the time of shipment for delivery and catalog sales, and at the point of sale for all retail store sales except for sales of extended warranty service plans. These service plans are sold to our customers and administered by an unrelated third party. All performance obligations and risk of loss associated with such contracts are economically transferred to the administrator at the time the contracts are sold to the customer. Our service plans typically extend over a period of one to four years. Because we are the legal obligor in the majority of states in which we sell these contracts, we defer any revenues and direct expenses associated with the sale of these warranty plans and recognize them over the service period of the contract.

We recognize losses on the sale of our credit card receivables in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The related losses are recorded as store and warehouse operating and selling expenses in our Consolidated Statements of Earnings.

ADVERTISING: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues. We participate in cooperative advertising programs with our vendors in which they reimburse us for a portion of our advertising costs. Advertising expense, net of cooperative advertising allowances, amounted to $285.3 million in 1999, $230.8 million in 1998 and $201.8 million in 1997.

PRE-OPENING EXPENSES: Pre-opening expenses related to opening new stores and warehouses or relocating existing stores and warehouses are expensed as incurred.

SELF-INSURANCE: We are primarily self-insured for workers' compensation, auto and general liability and our employee medical insurance programs. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported. These liabilities are not discounted.

COMPREHENSIVE INCOME: Comprehensive income represents the change in stockholders' equity from transactions and other events and circumstances arising from non-stockholder sources. Our comprehensive income for 1999 consists of net income, foreign currency translation adjustments and unrealized gains or losses on investment securities that are available for sale, net of applicable income taxes. Our comprehensive income for 1998 and 1997 consists of net income and foreign currency translation adjustments.

DERIVATIVE FINANCIAL INSTRUMENTS: We use a variety of derivative financial instruments, including foreign currency contracts and interest rate swaps, to hedge our exposure to foreign currency exchange and interest rate risks. We have established policies and procedures for assessing the risk and approving the use of derivative financial instrument activities. We do not enter into these types of financial instruments for trading or speculative purposes.

Interest rate swaps involve the periodic exchange of payments without the exchange of the underlying principal amounts. New payments are recognized as an adjustment to interest expense. In 1999, we entered into a yen interest rate swap for a principal amount equivalent to $23 million, the full amount of which was outstanding on December 25, 1999, in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The swap will mature in July 2000.

Foreign currency contracts involve the future exchange of currencies at an agreed-upon exchange rate. We often enter into contracts to hedge certain of our inventory purchases when we pay our suppliers in a different currency than we sell to our customers. At December 25, 1999, we had approximately $300,000 of foreign currency contracts outstanding which will


                                       Office Depot Annual Report 1999  Page 46

                                        Office Depot Annual Report 1999  Page 47


                                             Office Depot, Inc. and Subsidiaries


mature at varying dates through June 2000. At December 26, 1998, we had no foreign currency contracts outstanding. Since the introduction of the euro on January 1, 1999, the exchange rates between the European member countries have been effectively fixed. Because the United Kingdom is not one of the member countries, we currently use these foreign currency contracts to hedge our exposure to fluctuations in the exchange rate between the British pound and the euro. Gains and losses from these transactions are included in the cost of the underlying inventory purchases, which are not recognized in earnings until the inventory is sold.

NEW ACCOUNTING PRONOUNCEMENTS: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that we record all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives should be accounted for according to the intended use of the derivative and whether it qualifies for hedge accounting. In July 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 until the start of fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 for our fiscal year 2001. Assuming our current level of involvement in derivative instruments and hedging activities does not change before we adopt this Statement, we do not expect the adoption of SFAS No. 133 to have a material impact on our financial position or the results of our operations.

                        NOTE B-MERGER AND RESTRUCTURING
                                  TRANSACTIONS

VIKING MERGER: In August 1998, we completed our merger with Viking. Transactional and other direct expenses of this merger, primarily legal and investment banking fees, were recorded as merger and restructuring costs in 1998.

Subsequent to the merger, we immediately began the process of integrating our Office Depot and Viking businesses. Our original plans, which we expected to complete during 2000, initially included the closing of 15 domestic CSCs and the opening of five new domestic CSCs, as well as installing complex new systems in each surviving facility. During the fourth quarter of 1999, after evaluating the results of integrating two test facilities, we modified our CSC integration plans. Our new plans incorporate a more simplified approach and, as a result, require less capital. Furthermore, our new plans require the closing of only 11 existing CSCs and the opening of only two new CSCs, which were opened as test facilities in late 1999. We lease all but two of the closing CSCs. We sold one of the CSCs in 1999, and we plan to sell the other in 2000. Our plan is to vacate all of the buildings. Accordingly, we have written off certain assets such as leasehold improvements and redundant software and conveyor systems in these CSCs. In addition, merger and restructuring costs include certain expenses of exiting these facilities that will provide no future economic benefit to us (e.g., future lease obligations, personnel retention and other termination costs). As a result of modifying our integration plans in the fourth quarter of 1999, we reversed previously accrued merger and restructuring charges of $32.5 million, reducing merger and restructuring costs to a net credit of $7.1 million for the year.

We accrue merger and restructuring costs when significant changes in our plan are unlikely, which in most cases requires that planned actions take place within one year. In the case of our CSC integration, we plan to integrate all but three of our CSCs during 2000. We feel confident that significant changes in our plan are unlikely even though three of our CSCs will not be integrated until early 2001.

CLOSURE OF FURNITURE AT WORK(TM) AND IMAGES(TM) STORES: As a result of our decision to focus on the continued growth of our core businesses and on expanding our international operations, we closed nine of our Furniture at Work(TM) and Images(TM) stores in 1999 and one in the fourth quarter of 1998. Eight of the ten facilities were leased; the other two were owned. We have sold one of the owned facilities and are presently in negotiations to sell the second. In addition, we exercised a purchase option on one of our leased facilities since we have negotiated a sale of that facility as well. We have recorded the exit costs related to closing these facilities in merger and restructuring costs.

ACQUISITION OF JOINT VENTURE INTERESTS IN FRANCE AND JAPAN: In November 1998, we purchased our joint venture partner's interest in our French Office Depot retail operations. Following this purchase, we decided to restructure and integrate the separate Office Depot and Viking operations in France. During 1999, we merged the Office Depot and Viking headquarters into a new office that is more conveniently located. We do not expect to close any facilities in conjunction with our restructuring and integration programs in France. Instead, we will integrate the warehousing and delivery of our Office Depot and Viking brand merchandise in each of our existing warehouses.

In April 1999, we purchased our joint venture partner's interest in our Japanese Office Depot retail operations and announced plans to restructure and integrate our operations in Japan. We closed one leased CSC and one leased store in Japan in conjunction with these plans. We expect to close another CSC in 2000. We have recorded merger and restructuring costs in 1999 associated with these activities. We expect our operations in France and Japan to be completely integrated by the end of 2000.

PROPOSED STAPLES MERGER: In September 1996, we entered into an agreement and plan of merger with Staples, Inc. ("Staples"). In June 1997, the proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission. In July 1997, we announced that the merger agreement had been terminated. Costs directly attributable to the merger transaction, primarily legal expenses, were recorded in 1997.

(Tabular dollar amounts are in thousands)


Merger and restructuring costs in 1999, 1998 and 1997 consist of the following charges:

                                                    1999           1998           1997
-----------------------------------------------------------------------------------------
Viking Merger and Proposed
  Staples Merger:
    Costs directly attributable to
      the merger transactions                    $      236     $   31,555     $   16,094
    Asset write-offs associated
      with closing identified
      facilities and the write-off
      of software applications to
      be abandoned                                  (19,065)        41,962             --
    Other facility exit costs,
      principally estimated
      lease costs subsequent
      to the expected closing
      of each facility                              (10,051)        20,079             --
    Personnel retention and
      termination costs                                 295         14,553             --
-----------------------------------------------------------------------------------------
                                                 $  (28,585)    $  108,149     $   16,094
=========================================================================================
Closure of Furniture at Work(TM) and
  Images(TM) Stores:
    Asset write-offs associated
      with closing the stores                    $    2,813     $    3,882     $       --
    Other facility exit costs,
      principally estimated
      lease costs subsequent
      to closing the stores                          (4,832)         7,098             --
-----------------------------------------------------------------------------------------
                                                 $   (2,019)    $   10,980     $       --
=========================================================================================
Acquisition of Joint Venture Interests
  in France and Japan:
    Costs directly attributable to
      the acquisitions                           $    1,317     $       --     $       --
    Asset write-offs associated with
      closing identified facilities                   3,023             --             --
    Other facility exit costs, princi-
      pally estimated lease costs
      subsequent to the expected
      closing of each facility                        5,311             --             --
    Personnel retention and
      termination costs                              13,849             --             --
-----------------------------------------------------------------------------------------
                                                 $   23,500     $       --     $       --
=========================================================================================
    Grand Total                                  $   (7,104)    $  119,129     $   16,094
=========================================================================================

We determined the fair value of assets to be disposed of by estimating the net realizable value at the time of the anticipated closure or discontinuation of use. Estimated proceeds from and costs to dispose of these assets were determined through analysis of historical data and expected outcomes. The costs required to complete our merger and restructuring plans necessarily involve the use of estimates. We believe our estimates are unlikely to change significantly in the future.

As of December 25, 1999 and December 26, 1998, we have remaining accruals of approximately $21.3 million and $40.8 million, respectively, for merger and restructuring costs. Amounts expensed for asset write-offs are recorded as a reduction of our fixed assets. All other amounts are recorded as accrued expenses. The activity in the liability accounts by cost category is as follows:

                             Beginning         New            Cash          Other         Ending
                              Balance        Charges        Payments     Adjustments      Balance
---------------------------------------------------------------------------------------------------
1999
  Accrued direct
    merger costs             $    1,626     $    1,684     $   (1,540)    $     (131)    $    1,639
  Accrued other
    facility exit costs          26,080          4,344         (8,744)       (13,916)         7,764
  Accrued personnel
    retention and
    termination costs            13,126         20,007        (15,405)        (5,863)        11,865
---------------------------------------------------------------------------------------------------
     Total accrued
       costs                 $   40,832     $   26,035     $  (25,689)    $  (19,910)    $   21,268
===================================================================================================
1998
  Accrued direct
    merger costs             $      113     $   31,555     $  (30,042)    $       --     $    1,626
  Accrued other
    facility exit costs           1,303         27,221         (2,400)           (44)        26,080
  Accrued personnel
    retention and
    termination costs                --         14,553         (1,427)            --         13,126
---------------------------------------------------------------------------------------------------
     Total accrued
       costs                 $    1,416     $   73,329     $  (33,869)    $      (44)    $   40,832
===================================================================================================

The other adjustments column represents adjustments of original estimates and other adjustments pursuant to plan modifications made during the fourth quarter of 1999. We expect to incur additional merger and restructuring costs over the remaining integration periods. Although we expect these costs to be insignificant to our future operating results, there can be no assurance that this will be the case.

                        NOTE C--OTHER ONE-TIME CHARGES
                                AND ADJUSTMENTS

In 1999, we increased our provision for slow-moving and obsolete inventories by $56.1 million. The need for this provision resulted from two factors: 1) slow-moving technology related products whose market values have been adversely affected by accelerated rates of change in technology, and 2) a rationalization of our warehouse inventory assortments in connection with the Viking warehouse consolidation. This provision has been included in our cost of goods sold.

We recorded a charge of $46.4 million in 1999 to reflect our decision to accelerate our store closure program for under-performing stores and our relocation program for older stores in our Stores Division. This charge also reflects our decision to sell our interest in our retail operations in Thailand. On October 28, 1999, we entered into an agreement with Central Retail Group, our joint venture partner, to sell to them our Thai operations and license


Page 48  Office Depot Annual Report 1999

                                       Office Depot Annual Report 1999  Page 49


                                            Office Depot, Inc. and Subsidiaries


to them certain trademarks, software and operating systems. Central Retail Group now operates the two stores under a licensing agreement. Finally, the charge also reflects our decision to write-off certain other long-lived assets in our BSG.

We subsequently reversed $6.0 million of the charge relating to stores that may be relocated after 2000. This reversal is in accordance with recently issued guidance from the SEC which provides that charges should not be accrued unless changes in our plans are unlikely, which in most cases requires that planned actions take place within one year. This charge, net of the reversal, consists of asset impairment costs ($29.2 million), residual lease obligations ($8.3 million) and other exit costs ($2.9 million) and reduces our operating profit.

                        NOTE D--PROPERTY AND EQUIPMENT

Property and equipment consisted of:

                                            DECEMBER 25,   December 26,
                                                1999           1998
-----------------------------------------------------------------------
Land                                        $     88,312   $     81,617
Buildings                                        183,596        165,650
Leasehold improvements                           561,455        447,521
Furniture, fixtures and equipment                889,650        740,076
-----------------------------------------------------------------------
                                               1,723,013      1,434,864
Less accumulated depreciation                   (577,385)      (543,393)
-----------------------------------------------------------------------
                                            $  1,145,628   $    891,471
=======================================================================

Assets held under capital leases included above consisted of:

                                            DECEMBER 25,   December 26,
                                                1999           1998
-----------------------------------------------------------------------
Buildings                                   $     48,326   $     31,066
Furniture, fixtures and equipment                 34,359         16,308
-----------------------------------------------------------------------
                                                  82,685         47,374
Less accumulated depreciation                    (16,817)        (9,786)
-----------------------------------------------------------------------
                                            $     65,868   $     37,588
=======================================================================

                             NOTE E--LONG-TERM DEBT

Debt that will mature within one year consisted of the following:

                                            DECEMBER 25,   December 26,
                                                1999           1998
-----------------------------------------------------------------------
Capital lease obligations                   $      7,486   $      2,834
Zero coupon, convertible
  subordinated notes                             242,980             --
-----------------------------------------------------------------------
                                            $    250,466   $      2,834
=======================================================================

Our 1993 LYONs(R) (described in more detail in Note F) have an option feature that allows each holder of a note to require us, on November 1, 2000, to purchase the LYON(R) from them at the issue price plus accrued original discount. If the option is exercised, we have the choice of paying the holder in cash, common stock or a combination of the two. Because the option on the 1993 LYONs(R) is exercisable in the next 12 months, we have classified this debt as current as of December 25, 1999. This debt was classified as long-term at December 26, 1998.

Long-term debt consisted of the following:

                                            DECEMBER 25,   December 26,
                                                1999           1998
-----------------------------------------------------------------------
Capital lease obligations
  collateralized by certain
  buildings and equipment                   $     69,439   $     38,324
Yen facility borrowings                           47,435             --
Other                                                265             --
Less current portion                              (7,486)        (2,834)
-----------------------------------------------------------------------
                                            $    109,653   $     35,490
=======================================================================

In February 1998, we entered into a credit agreement with a syndicate of banks. This credit agreement (the "domestic credit facility") provides us with a working capital line and letters of credit totaling $300 million. This agreement provides for various borrowing rate options, including a rate based on credit rating and fixed charge coverage ratio factors that currently would result in an interest rate of .18% over LIBOR. Our domestic credit facility expires in February 2003 and contains certain restrictive covenants relating to various financial statement ratios. During 1999, we borrowed and repaid a total of $44.2 million. As of December 25, 1999, we had no outstanding borrowings under this facility, but we had outstanding letters of credit under this facility totaling $18.0 million.

In July 1999, we entered into term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for our operating and expansion activities in Japan. The yen facilities provide for maximum aggregate borrowings of (Y)9.76 billion (the equivalent of $96 million at December 25, 1999) at an interest rate of .875% over the Tokyo Interbank Offered Rate ("TIBOR"). Although the loans mature at varying rates of three to six months, we have classified these borrowings as non-current on our Balance Sheet because we intend to renew them as they come due. These yen facilities contain covenants similar to those in our domestic credit facility as described earlier. During 1999, we borrowed the equivalent of $47 million under these yen facilities. We have borrowed the equivalent of an additional $8 million subsequent to the end of the year. Effective as of October 28, 1999, we entered into a yen interest rate swap with a financial institution for a principal amount equivalent to $23 million at December 25, 1999 in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The terms of the swap specify that we pay an interest rate of .7% and receive TIBOR. The swap will mature in July 2000.

Under our capital lease agreements, we are required to make certain monthly, quarterly or annual lease payments through

(Tabular dollar amounts are in thousands)


2017. Our aggregate minimum capital lease payments for the next five years and beyond, with their present value as of December 25, 1999, are as follows:

                                                                        1999
-------------------------------------------------------------------------------
2000                                                                 $   12,907
2001                                                                     10,616
2002                                                                     10,718
2003                                                                     10,753
2004                                                                      5,721
Thereafter                                                               62,300
-------------------------------------------------------------------------------
Total minimum lease payments                                            113,015
Less amount representing interest at 5.0% to 8.95%                       43,576
-------------------------------------------------------------------------------
Present value of net minimum lease payments                              69,439
Less current portion                                                      7,486
-------------------------------------------------------------------------------
Long-term portion                                                    $   61,953
===============================================================================

                       NOTE F--ZERO COUPON, CONVERTIBLE
                               SUBORDINATED NOTES

On December 11, 1992, we issued to the public Liquid Yield Option Notes ("LYONs(R)") with principal amounts totaling $316 million and proceeds of $151 million (the "1992 LYONs(R)"). We issued each 1992 LYON(R) for a price of $476.74, and we are not required to make periodic interest payments on the notes. Our 1992 LYONs(R) will mature on December 11, 2007 at $1,000 per LYON(R), representing a yield to maturity, computed on a semi-annual bond equivalent basis, of 5%.

On November 1, 1993, we issued to the public LYONs(R) with principal amounts totaling $345 million and proceeds of $191 million (the "1993 LYONs(R)"). We issued each 1993 LYON(R) for a price of $552.07, and we are not required to make periodic interest payments on the notes. Our 1993 LYONs(R) will mature on November 1, 2008 at $1,000 per LYON(R), representing a yield to maturity, computed on a semi-annual bond equivalent basis, of 4%.

All LYONs(R) are subordinated to all of our existing and future senior indebtedness.

Each LYON(R) is convertible at the option of the holder at any time on or prior to maturity into our common stock at a conversion rate of 43.895 shares per 1992 LYON(R) and 31.851 shares per 1993 LYONs(R). On November 1, 2000 for the 1993 LYONs(R) and December 11, 2002 for the 1992 LYONs(R), the holder may require us to purchase the LYONs(R) from them at the issue price plus accrued original issue discount. If the holder decides to exercise their put option, we have the choice of paying the holder in cash, common stock or a combination of the two. For that reason, our 1993 LYONs(R) have been classified as current (see Note F). The total outstanding amounts of the 1992 and 1993 LYONs(R) as of December 25, 1999, including accrued interest, approximated $211.4 million and $243.0 million, respectively.

In addition, if we experience a change in control prior to November 1, 2000, the holders of our 1993 LYONs(R) can require us to purchase the 1993 LYONs(R) from them for cash. This option is no longer available to the holders of our 1992 LYONs(R). Beginning on December 11, 1996 for the 1992 LYONs(R) and on November 1, 2000 for the 1993 LYONs(R), we can redeem all or part of these notes at any time from the holders for cash equal to the issue price plus accrued original issue discount through the date of redemption. As of December 25, 1999, we have reserved 24,740,713 shares of unissued common stock for conversion of the zero coupon, convertible subordinated notes.

                              NOTE G--INCOME TAXES

Our income tax provision consisted of the following:

                                          1999           1998           1997
-------------------------------------------------------------------------------
Current provision:
  Federal                              $  114,800     $  147,031     $   90,889
  State                                    15,561         23,975         16,161
  Foreign                                  26,318         22,769         20,146
Deferred (benefit) provision                 (430)       (38,244)         9,534
-------------------------------------------------------------------------------
Total provision for
  income taxes                         $  156,249     $  155,531     $  136,730
===============================================================================

The tax-effected components of deferred income tax assets and liabilities consisted of the following:

                                               AS OF          As of
                                            DECEMBER 25,   December 26,
                                                1999           1998
-----------------------------------------------------------------------
Self-insurance accruals                     $     18,366   $     17,503
Inventory                                         12,659          9,910
Vacation pay and other
  accrued compensation                             9,220         10,765
Reserve for bad debts                              6,589          6,352
Reserve for facility closings                     16,537          5,829
Merger costs                                       9,011         29,179
Foreign and state net
  operating loss carryforwards                    74,645         33,401
Other items                                       31,726         20,123
-----------------------------------------------------------------------
    Gross deferred tax assets                    178,753        133,062
Valuation allowance                              (74,645)       (33,401)
-----------------------------------------------------------------------
    Deferred tax assets                          104,108         99,661
-----------------------------------------------------------------------
Basis difference in fixed assets                  43,765         45,462
Unrealized gain on
  investment securities                           39,222             --
Capitalized leases                                 5,275          3,335
Excess of tax over book amortization               2,653          2,385
Other items                                       14,020         10,516
-----------------------------------------------------------------------
    Deferred tax liabilities                     104,935         61,698
-----------------------------------------------------------------------
Net deferred tax assets (liabilities)       $       (827)  $     37,963
=======================================================================


Page 50  Office Depot Annual Report 1999

                                       Office Depot Annual Report 1999  Page 51

                                            Office Depot, Inc. and Subsidiaries

As of December 25, 1999, we had approximately $163 million of foreign and $167 million of state net operating loss carryforwards. Of these carryforwards, $10 million can be carried forward indefinitely, $6 million will expire in 2000 and the balance will expire between 2001 and 2012. The valuation allowance has been developed to reduce our deferred tax asset to an amount that is more likely than not to be realized, and is based upon the uncertainty of the realization of certain foreign and state deferred tax assets relating to net operating loss carryforwards.

The following is a reconciliation of income taxes at the Federal statutory rate to our provision for income taxes:

                                          1999           1998           1997
-------------------------------------------------------------------------------
Federal tax computed at
  the statutory rate                   $  144,862     $  136,054     $  130,057
State taxes, net of
  Federal benefit                          12,383         14,978         11,477
Nondeductible
  goodwill amortization                     1,964          1,990          1,992
Merger costs                                2,920         11,044             --
Foreign income taxed at
  rates other than Federal                 (6,508)       (10,061)        (6,463)
Other items, net                              628          1,526           (333)
-------------------------------------------------------------------------------
Provision for income taxes             $  156,249     $  155,531     $  136,730
===============================================================================

                     NOTE H--COMMITMENTS AND CONTINGENCIES

OPERATING LEASES: We lease facilities and equipment under agreements that expire in various years through 2020. Substantially all such leases contain provisions for multiple renewal options. In addition to minimum rentals, we are required to pay certain executory costs such as real estate taxes, insurance and common area maintenance on most of our facility leases. We are also required to pay additional rent on certain of our facility leases if sales exceed a specified amount. The table below shows you our future minimum lease payments due under non-cancelable leases as of December 25, 1999. These minimum lease payments do not include facility leases that were accrued as merger and restructuring costs (See Note B) or store closure and relocation costs (See Note C).

2000                                                                 $  332,136
2001                                                                    305,963
2002                                                                    271,350
2003                                                                    228,770
2004                                                                    200,595
Thereafter                                                            1,106,663
-------------------------------------------------------------------------------
                                                                      2,445,477
Less sublease income                                                     19,540
-------------------------------------------------------------------------------
                                                                     $2,425,937
===============================================================================

The above amounts include lease commitments for 36 stores that had not yet opened as of December 25, 1999. We are in the process of opening new stores and CSCs in the ordinary course of business, and leases signed subsequent to December 25, 1999 are not included in the above described commitment amounts. Rent expense, including equipment rental, was approximately $321.5 million, $249.2 million and $218.4 million in 1999, 1998 and 1997, respectively. Included in this rent expense was approximately $0.8 million, $1.1 million and $1.5 million of contingent rent, otherwise known as percentage rent, in 1999, 1998 and 1997, respectively. Rent expense was reduced in 1999, 1998 and 1997 by sublease income of approximately $3.2 million, $4.0 million and $3.0 million, respectively.

RECEIVABLES SOLD WITH RECOURSE: We have two private label credit card programs that are managed by financial services companies. All credit card receivables related to these programs were sold on a recourse basis during 1999, 1998 and 1997. Proceeds from the sale of these receivables were approximately $1.1 billion in 1999, 1998 and 1997. Our maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables with recourse, which totaled approximately $223.6 million at December 25, 1999.

OTHER: We are involved in litigation arising in the normal course of our business. In our opinion, these matters will not materially affect our financial position or results of our operations.

                         NOTE I--EMPLOYEE BENEFIT PLANS

LONG-TERM EQUITY INCENTIVE PLAN: Our Long-Term Equity Incentive Plan, which was approved effective October 1, 1997, provides for the grants of stock options and other incentive awards, including restricted stock, to our directors, officers and key employees. When we merged with Viking, their employee and director stock option plans were terminated. When outstanding options issued under Viking's prior plans are exercised, Office Depot common stock is issued.

As of December 25, 1999, we had 40,723,118 shares of common stock reserved for issuance to directors, officers and key employees under our Long-Term Equity Incentive Plan. Under this plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns at least 10% of our outstanding common stock, the option price must be at least 110% of the market price on the date of the grant.

Options granted under this plan and options granted in July 1998 under Viking's prior plans become exercisable from one to five years after the date of grant, provided that the individual is continuously employed with us. The vesting periods for all other

(Tabular dollar amounts are in thousands)

options granted under Viking's prior plans were accelerated, and the options became exercisable, as of the date of our merger with Viking in August 1998. All options granted expire no more than ten years from the date of grant.

Under this plan, we have also issued 211,193 shares of restricted stock at no cost to the employees, 13,565 of which have been canceled. The fair market value of these awards approximated $2.9 million at the date of the grants. Common stock issued under this plan is restricted and vests over a three to four year period. We recognize compensation expense over the vesting period.

LONG-TERM INCENTIVE STOCK PLAN: Viking has a Long-Term Incentive Stock Plan that, prior to the merger, allowed Viking's management to award up to 2,400,000 restricted shares of common stock to key Viking employees. Under this plan, 1,845,000 shares were issued at no cost to employees, 1,135,000 of which have been canceled. Pursuant to the merger agreement, shares issued under this plan were converted to Office Depot common stock, and no additional shares may be issued under the plan. The fair market value of these restricted stock awards approximated $10.0 million at the date of the grants. Prior to the merger, the vesting period was 15 years. Because of the plan's change in control provision, however, the employees now vest in their stock ratably over the 15-year period. Compensation expense is recognized over the vesting period.

EMPLOYEE STOCK PURCHASE PLAN: Our Employee Stock Purchase Plan, which was approved effective July 1999, replaces our prior plan and Viking's plan and permits eligible employees to purchase our common stock at 85% of its fair market value. The maximum aggregate number of shares eligible for purchase under this plan is 1,125,000.

OTHER STOCK-BASED COMPENSATION PLANS: Viking has two stock-based compensation plans that are effective in Australia and the United Kingdom. These plans allow eligible employees to purchase up to 537,813 shares of common stock at 80-85% of its fair market value.

RETIREMENT SAVINGS PLANS: We have a 401(k) retirement savings plan which allows eligible employees to contribute up to 18% of their salaries, commissions and bonuses, up to $10,000 annually, to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. We make matching contributions of common stock into the plan that is equivalent to 50% of the first 3% of an employee's contributions. We may, at our option, make discretionary matching common stock contributions in addition to the normal match. We also have a deferred compensation plan, which permits eligible employees to make tax-deferred contributions of up to 18% of their salaries, commissions and bonuses to the plan. We make matching contributions to the deferred compensation plan similar to those under our 401(k) retirement savings plan described above.

Additionally, Viking has a profit sharing plan that includes a 401(k) plan allowing eligible employees to make pretax contributions. Under the profit sharing plan, we make matching cash contributions of 25% of the first 6% of the employee's contributions.

ACCOUNTING FOR STOCK-BASED COMPENSATION: We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our stock-based compensation plans. The compensation cost that we have charged against income for our Long-Term Equity Incentive Plan, Long-Term Incentive Stock Plan, Employee Stock Purchase Plans, and retirement savings plans approximated $12.5 million, $19.9 million and $4.1 million in 1999, 1998 and 1997, respectively. No other compensation costs have been recognized under our stock-based compensation plans. Had compensation cost for awards under our stock-based compensation plans been determined using the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," our net earnings and earnings per share would have been reduced to the pro forma amounts presented below:






                                       1999       1998       1997
------------------------------------------------------------------
Net earnings
  As reported                       $257,638   $233,196   $234,861
  Pro forma                          226,424    184,916    214,653
Basic earnings per share
  As reported                       $    .71   $    .64   $    .65
  Pro forma                              .63        .50        .59
Diluted earnings per share
  As reported                       $    .69   $    .61   $    .62
  Pro forma                              .61        .49        .57
------------------------------------------------------------------

The fair value of each stock option granted is established on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1999, 1998 and 1997:

-    expected volability rates of 35% for 1999 and 25% for 1998 and 1997

-    risk-free interest rates of 5.84% for 1999, 4.88% for 1998, and 5.75% for
     1997

- expected lives of 5.6, 5.0 and 5.1 years for 1999, 1998 and 1997, respectively

-    a dividend yield of zero for all three years.


Office Depot Annual Report 1999  Page 52

                                        Office Depot Annual Report 1999  Page 53


                                              Office Depot Inc. and Subsidiaries

A summary of the status of and the changes in our stock option plans for the last three years is presented below.


                                     1999                 1998                   1997
                           -------------------------------------------------------------------
                                          Weighted             Weighted               Weighted
                                          Average              Average                Average
                                          Exercise             Exercise               Exercise
                              Shares       Price     Shares     Price      Shares      Price
----------------------------------------------------------------------------------------------
Outstanding at beginning
 of year                     31,369,122   $13.75   28,708,497  $10.79    23,446,599   $10.35
Granted                       8,123,883    18.85    9,225,000   20.49    10,447,604    11.13
Canceled                     (1,325,988)   15.91   (1,165,218)  13.56    (2,481,107)   13.78
Exercised                    (4,659,951)   10.31   (5,399,157)   9.59    (2,704,599)    5.51
----------------------------------------------------------------------------------------------
Outstanding at end of year   33,507,066   $15.31   31,369,122  $13.75    28,708,497   $10.79
----------------------------------------------------------------------------------------------

As of December 25, 1999, the weighted average fair values of options granted during 1999, 1998, 1997 were $8.24, $6.77 and $4.34, respectively.

The following table summarizes information about options outstanding at December 25, 1999.


                    Options Understanding                                       Options Exercisable
----------------------------------------------------------------------     ------------------------------
                                       Weighted
                                   Average Remaining       Weighted                           Weighted
   Range of            Number       Contractual Life       Average           Number           Average
Exercise Prices     Outstanding       (in years)        Exercise Price     Exercisable     Exercise Price
---------------------------------------------------------------------------------------------------------
$ 0.17 - $ 1.95        179,985            4.4               $ 1.37            179,985          $ 1.37
  1.96 -   2.95        241,331            1.7                 2.40            241,331            2.40
  2.95 -   4.42      1,107,185            1.8                 3.79          1,107,185            3.79
  4.43 -   6.64        473,853            3.3                 5.37            473,853            5.37
  6.65 -   9.97      4,702,507            5.6                 8.95          4,011,122            8.91
  9.98 -  14.96      8,374,907            6.8                12.04          4,467,979           12.72
 14.97 -  22.45     13,895,815            8.2                18.29          4,192,720           18.21
 22.46 -  25.00      4,531,483            8.8                24.39            390,548           24.08
---------------------------------------------------------------------------------------------------------
$ 0.17 - $25.00     33,507,066            7.3               $15.37         15,064,723          $12.34
---------------------------------------------------------------------------------------------------------

(Tabular dollar amounts are in thousands)


                             NOTE J - CAPITAL STOCK

PREFERRED STOCK: As of December 25, 1999, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

STOCKHOLDER RIGHTS PLAN: Effective September 4, 1996, we adopted a Stockholder Rights Plan (the "Rights Plan"). Under this Rights Plan, each of our stockholders is issued one right to acquire one one-thousandth of a share of our Junior Participating Preferred Stock, Series A at an exercise price of $63.33, subject to adjustment, for each outstanding share of Office Depot common stock they own. These rights are only exercisable if a single person or company were to acquire 20% or more of our outstanding common or if we announced a tender or exchange offer that would result in 20% or more of our common stock being acquired.

If we are acquired, each right, except those of the acquirer, can be exchanged for shares of our common stock with a market value of twice the exercise price of the right. In addition, if we become involved in a merger or other business combination where (1) we are not the surviving company, (2) our common stock is changed or exchanged, or (3) 50% or more of our assets or earning power is sold, then each right, except those of the acquirer, and an amount equal to the exercise price of the right can be exchanged for shares of our common stock with a market value of twice the exercise price of the right.

We may redeem the rights for $0.01 per right at any time prior to an acquisition.

STOCK SPLIT: On February 24, 1999, we declared a three-for-two stock split in the form of a 50% stock dividend, payable April 1, 1999. All share and per share amounts have been restated in our financial statements to reflect this stock split. In conjunction with the stock split, we issued 124,560,075 additional shares on April 1, 1999.

TREASURY STOCK: In August 1999, our Board approved a $500 million stock repurchase program. We purchased 46.7 million shares of our stock at a total cost of $500 million plus commissions during the third and fourth quarters of 1999. In January 2000 and March 2000, our Board approved additional stock repurchases of up to $200 million, bringing our total authorization to $700 million. As of March 3, 2000, we had purchased an additional 9.2 million shares of our stock at a total cost of $100 million plus commissions. The remaining authorization does not have an expiration date, and we can acquire our common stock either in the open market or through negotiated purchases.

                        NOTE K - NET EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that the zero coupon, convertible subordinated notes, if dilutive, are converted as of the beginning of the period and that, under the treasury stock method, dilutive stock options are exercised. Net earnings under this assumption have been adjusted for interest on the notes, net of the related income tax effect.

The information required to compute basic and diluted net earnings per share is as follows:


                                       1999              1998             1997
-------------------------------------------------------------------------------
Basic:
  Weighted average number of
   common shares outstanding         361,499           367,065          362,633
Diluted:
  Net earnings                      $257,638          $233,196         $234,861
  Interest expense related to
    convertible notes, net of tax     12,068            11,532           11,037
-------------------------------------------------------------------------------
  Adjusted net earnings             $269,706          $244,728         $245,898
-------------------------------------------------------------------------------
  Weighted average number of
    common shares outstanding        361,499           367,065          362,633
  Shares issued upon assumed
    conversion of convertible notes   24,744            24,810           24,848
  Shares issued upon assumed
    exercise of stock options          7,414            10,444            7,449
-------------------------------------------------------------------------------
  Shares used in computing
    diluted net earnings per
    common share                     393,657           402,319          394,930
===============================================================================

Options to purchase 26,672,312 shares of common stock at an average exercise price of approximately $17.44 per share were not included in our computation of diluted earnings per share for 1999 because their effect would be anti-dilutive.

                 NOTE L - SUPPLEMENTAL INFORMATION ON NON-CASH
                       INVESTING AND FINANCING ACTIVITIES

Our Consolidated Statements of Cash Flows for 1999, 1998 and 1997 do not include the following non-cash investing and financing transactions:


                                       1999              1998             1997
-------------------------------------------------------------------------------
Assets acquired under
  capital leases                     $37,881           $ 8,935          $24,300
Common stock issued upon
  conversion of debt                     329             1,204               20
Additional paid-in capital
  related to tax benefit on
  stock options exercised             22,987            11,235            8,165
Unrealized gain on investment
  securities, net of income taxes     62,128                --               --
Shares received into treasury for
  payment of withholding taxes
  on stock options exercised             354                --               --
===============================================================================

Page 54  Office Depot Annual Report 1999

                                        Office Depot Annual Report 1999  Page 55

NOTE M - SEGMENT INFORMATION

We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for our fiscal year ended December 26, 1998.

We operate in three reportable segments: Stores, BSG and International. Each of these segments is managed separately primarily because it serves different customer groups. Our senior management evaluates the performance of our business based on each segment's operating income, which is defined as income before income taxes, interest income and expense, goodwill amortization, merger and restructuring costs and general and administrative expenses. In 1999, we refined our segment definitions to better reflect our current management responsibilities. We modified our financial systems to allow us to restate 1998 information. However, reliable information was not available to restate our 1997 segment informtion.

The following is a summary of our significant accounts and balances by segment, reconciled to our consolidated totals.


                                                       Sales                         Earnings Before Income Taxes
                                     ---------------------------------------     -------------------------------------
                                         1999          1998          1997           1999         1998           1997
----------------------------------------------------------------------------------------------------------------------
Stores                               $ 5,781,336    $5,049,201    $4,716,991     $ 384,508    $ 510,721      $ 383,619
Business Services                      3,164,953     2,904,984     2,503,826       246,047      196,705        189,940
International                          1,320,875     1,047,472       882,806       160,839      134,260        106,806
----------------------------------------------------------------------------------------------------------------------
  Total Reportable Segments           10,267,164     9,001,657     8,103,623       791,394      841,686        680,365
Eliminations and other                    (3,884)       (3,919)       (3,304)     (377,507)    (452,959)      (308,774)
----------------------------------------------------------------------------------------------------------------------
  Total                              $10,263,280    $8,997,738    $8,100,319     $ 413,887    $ 388,727      $ 371,591
======================================================================================================================

                                               Capital Expenditures                  Depreciation and Amortization
                                     ---------------------------------------     -------------------------------------
                                          1999          1998          1997           1999         1998           1997
----------------------------------------------------------------------------------------------------------------------
Stores                               $   198,751    $  153,624    $   71,312     $  74,363     $ 60,130       $ 51,761
Business Services                         71,810        41,180        43,764        29,189       25,049         29,254
International                             35,766        10,355        25,789        14,768        9,771         13,760
----------------------------------------------------------------------------------------------------------------------
  Total Reportable Segments              306,327       205,159       140,865       118,320       94,950         94,775
Other                                     89,681        27,930        16,004        50,233       45,654         24,973
----------------------------------------------------------------------------------------------------------------------
  Total                              $   396,008    $  233,089    $  156,869     $ 168,553     $140,604       $119,748
======================================================================================================================

                                               Provision for Losses on                Equity in Earnings (Losses)
                                          Accounts Receivable and Inventory                of Investees, Net
                                    ---------------------------------------      -------------------------------------
                                           1999          1998          1997           1999         1998           1997
----------------------------------------------------------------------------------------------------------------------
Stores                               $    43,203     $  26,037     $  27,716     $      --     $     --       $     --
Business Services                    $    47,368     $  31,532     $  39,524     $      --     $     --       $     --
International                             20,939        23,701         9,679         3,331      (12,811)       (7,034)
----------------------------------------------------------------------------------------------------------------------
  Total Reportable Segments              111,510        81,270        76,919         3,331      (12,811)       (7,034)
Other                                         --            --            --            --           --             --
----------------------------------------------------------------------------------------------------------------------
  Total                              $   111,510     $  81,270     $  76,919     $   3,331     $(12,811)      $(7,034)
======================================================================================================================

(Tabular dollar amounts are in thousands)


                                              Assets
                                    ----------------------------
                                       1999              1998
----------------------------------------------------------------
Stores                              $2,088,130        $1,783,183
Business Services                      915,225           841,817
International                          617,346           498,076
----------------------------------------------------------------
   Total Reportable Segments         3,620,701         3,123,076
Other                                  655,482           902,207
----------------------------------------------------------------
   Total                            $4,276,183        $4,025,283
================================================================

A reconciliation of our earnings before income taxes reported by our reportable segments to earnings before income taxes in our consolidated financial statements is as follows:

                                        1999             1998              1997
----------------------------------------------------------------------------------
Total from reportable
   segments                         $  791,394        $  841,686        $  680,385
General and
   administrative
   expenses                           (381,611)         (330,194)         (272,022)
Unallocated portion
   of miscellaneous
   expense, net                         (6,845)           (6,174)           (6,146)
Interest, net                            4,028             2,953           (14,110)
Merger and
   restructuring costs                   7,104          (119,129)          (16,094)
Inter-segment
   transactions                           (183)             (415)             (402)
----------------------------------------------------------------------------------
   Total                            $  413,887        $  388,727        $  371,591
==================================================================================

Our total sales by operating segment include Inter-segment sales, which are generally recorded at the cost to the selling entity. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see Note A). Assets not allocated to segments consist primarily of our corporate cash balances, tax related accounts, employee benefit plan balances and assets associated with corporate investing and financing transactions.

We have operations, either owned directly or operated through joint ventures or licensing arrangements, in Australia, Austria, Belgium, Canada, Colombia, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, the United Kingdom and the United States. During 1999, we sold our operations in Thailand (as more fully discussed in Note C). There is no single geographic area outside of the United States in which we generate 10% or more of our total revenues. Summarized financial information relating to our operations is as follows:

                                                      Sales
                                    -----------------------------------------------
                                        1999              1998             1997
-----------------------------------------------------------------------------------
United States                       $ 8,739,178       $ 7,761,516       $ 7,031,498
International                         1,524,102         1,236,222         1,068,821
-----------------------------------------------------------------------------------
   Total                            $10,263,280       $ 8,997,738       $ 8,100,319
===================================================================================

                                               Assets
                                    -----------------------------
                                        1999              1998
-----------------------------------------------------------------
United States                       $ 3,668,038       $ 3,474,007
International                           608,145           551,276
-----------------------------------------------------------------
   Total                            $ 4,276,183       $ 4,025,283
=================================================================


Office Depot Annual Report 1999   Page 56

                                       Office Depot Annual Report 1999   Page 57


                                             Office Depot, Inc. and Subsidiaries

                 NOTE N -- QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                              First         Second          Third         Fourth
                                                             Quarter        Quarter        Quarter        Quarter
-------------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 25, 1999(a)
   Net Sales                                                $2,622,851     $2,343,036     $2,578,500     $2,718,893
   Gross Profit(b)                                             728,848        678,235        649,992        755,895
   Net earnings (loss)                                         100,576         74,116         (1,073)        84,019
   Net earnings (loss) per common share:
      Basic                                                 $      .27     $      .20     $      .00     $      .26
      Diluted(c)                                                   .25            .19            .00            .24

Fiscal Year Ended December 26, 1998(a)
   Net sales                                                $2,398,677     $2,068,558     $2,234,900     $2,295,603
   Gross Profit(b)                                             630,494        573,649        622,036        687,095
   Net earnings                                                 81,094         67,676         15,748         68,678
   Net earnings per common share:
      Basic                                                 $      .22     $      .18     $      .04     $      .19
      Diluted(c)                                                   .21            .17            .04            .18
-------------------------------------------------------------------------------------------------------------------

(a) In the third quarter 1999, we increased our provision for slow-moving and obsolete inventories by $56.1 million. This provision has been included in our cost of goods sold. We also recorded a store closure and relocation charge of $46.4 million in the third quarter of 1999, and reversed $6.0 million of it during the fourth quarter of 1999. All of these charges are discussed in more detail in Note C. Furthermore, we began recording merger and restructuring costs in the third quarter of 1998 relating to the Viking merger. We reversed previously accrued merger and restructuring charges of $32.5 million during the fourth quarter of 1999 as a result of modifying our integration plans. These costs are discussed in more detail in Note B.
(b)   Gross profit is net of occupancy costs.
(c) For the third quarters of 1998 and 1999, the zero coupon, convertible subordinated notes were anti-dilutive and, accordingly, were not included in the diluted earnings per share computations.