Form 10-K, Exhibit 13
period 2000-12-30
OFFICE DEPOT INC
filed 2001-03-27
CIK 800240

                                                                    EXHIBIT 13.1

FINANCIAL HIGHLIGHTS

STATEMENTS OF EARNINGS DATA:
(In thousands, except per share amounts and
 statistical data)                                           2000           1999          1998          1997          1996
============================================================================================================================
Sales(1)                                               $ 11,569,696   $ 10,272,060   $ 9,007,051   $ 8,108,714   $ 7,259,206
Cost of goods sold and occupancy costs                    8,479,698      7,450,310     6,484,464     5,963,521     5,395,223
----------------------------------------------------------------------------------------------------------------------------
  Gross profit                                            3,089,998      2,821,750     2,522,587     2,145,193     1,863,983
Store and warehouse operating and selling expenses(1)     2,361,301      1,969,817     1,651,355     1,451,587     1,288,382
Pre-opening expenses                                         13,465         23,628        17,150         6,609         9,827
General and administrative expenses                         501,700        381,611       330,194       272,022       222,714
Merger and restructuring costs                               (6,732)        (7,104)      119,129        16,094            --
Facility closure and relocation costs                       110,038         40,425            --            --            --
----------------------------------------------------------------------------------------------------------------------------
  Operating profit                                          110,226        413,373       404,759       398,881       343,060
Interest income                                              11,502         30,176        25,309         7,570         3,726
Interest expense                                            (33,901)       (26,148)      (22,356)      (21,680)      (26,378)
Miscellaneous income (expense), net                           4,632         (3,514)      (18,985)      (13,180)       (8,325)
----------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                 92,459        413,887       388,727       371,591       312,083
Income taxes                                                 43,127        156,249       155,531       136,730       115,865
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                           $     49,332   $    257,638   $   233,196   $   234,861   $   196,218
============================================================================================================================
Earnings per share(2):
  Basic                                                $        .16   $        .71   $       .64   $       .65   $       .55
  Diluted                                                       .16            .69           .61           .62           .53

STATISTICAL DATA:
============================================================================================================================
Facilities open at end of period:
  United States and Canada:
    Office supply stores                                        888            825           702           602           561
    Customer service centers                                     25             30            30            33            32
    Call centers                                                  7              7             8             8             6
  International(3):
    Office supply stores                                        132            118            87            39            21
    Customer service centers                                     17             17            17            16            12
    Call centers                                                 14             14            13            12             8

BALANCE SHEET DATA:
============================================================================================================================
Working capital                                        $    790,752   $    687,007   $ 1,293,370   $ 1,093,463   $   860,280
Total assets                                              4,196,334      4,276,183     4,025,283     3,498,891     3,186,630
Long-term debt, excluding current maturities                598,499        321,099       470,711       447,020       416,757
Common stockholders' equity                               1,601,251      1,907,720     2,028,879     1,717,638     1,469,110

(1) We have reclassified certain amounts in our prior year financial statements to conform to our current year presentation.

(2) Earnings per share previously reported for 1996 through 1998 have been restated to reflect the three-for-two stock split declared on February 24, 1999.

(3) Includes facilities in our International Division that we wholly own or lease, as well as those that we operate through licensing and joint venture agreements.


                                                                 OFFICE DEPOT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Office Depot, Inc., together with our subsidiaries, is the largest supplier of office products and services in the world. We sell to consumers and businesses of all sizes through our three business segments: North American Retail Division, Business Services Group, and International Division. These segments include multiple sales channels consisting of office supply stores, a contract sales force, Internet sites, and catalog and delivery operations. Each of these segments is described in more detail below. In 2000, we refined our segment definitions to better reflect our current management responsibilities. Segment information for 1999 and 1998 has been restated to reflect these changes. Also, in accordance with the consensus reached in Emerging Issues Task Force ("EITF") 00-10, we reclassified delivery income from store and warehouse operating and selling expenses to sales for all periods presented in this Annual Report. We operate on a 52- or 53-week fiscal year ending on the last Saturday in December. Our results for the fiscal year 2000 contained 53 weeks, all other years contained 52 weeks.

This Management's Discussion and Analysis ("MD&A") is intended to provide information to assist you in better understanding and evaluating our financial condition and results of operations. We recommend that you read this MD&A in conjunction with our Consolidated Financial Statements and the Notes to those statements. This MD&A section contains significant amounts of forward-looking information, and is qualified by our Cautionary Statements regarding forward-looking information. You will find Cautionary Statements throughout this MD&A; however, most of them can be found in a separate section immediately following this MD&A. Without limitation, when we use the words "believe," "estimate," "plan," "expect," "intend," "anticipate," "continue," "project," "should," and similar expressions in this Annual Report, we are identifying forward-looking statements, and our Cautionary Statements apply to these terms and expressions.

NORTH AMERICAN RETAIL DIVISION

Our North American Retail Division sells office products, copy and print services and other business-related services under the Office Depot(R) and the Office Place(R) brands through our chain of high-volume office supply stores in the United States and Canada. We opened our first office supply store in Florida in October 1986. From our inception, we have been a leader in the retail office supplies industry, concentrating on expanding our store base and increasing our sales in markets with high concentrations of small- and medium-sized businesses. As of the end of 2000, our North American Retail Division operated 888 office supply stores in 47 states, the District of Columbia and Canada. Store activity for the last five years has been as follows:

         Open at                         Open at
        Beginning          Stores          End
        of Period     Opened   Closed   of Period   Relocated
-------------------------------------------------------------
1996        501         60        -        561         3
1997        561         42        1        602         2
1998        602        101        1        702         5
1999        702        130        7        825        14
2000        825         70        7        888         4
=============================================================

The decline in the number of stores opened in 1997 was the result of our proposed merger with Staples, Inc. ("Staples"). In September 1996, we entered into an agreement and plan of merger with Staples. The proposed merger was blocked by a preliminary injunction granted by the Federal District Court at the request of the Federal Trade Commission, and in July 1997 we announced that the merger agreement had been terminated. During this period of uncertainty, several of our key employees in the real estate area left the Company. After the merger discussions with Staples were terminated, we re-staffed our real estate department and re-launched our store expansion program. Many of the locations opened during this period of aggressive expansion have not performed to our expectations. In 2000, we scaled down our expansion plans and announced the closing of 70 locations in the first quarter of 2001 (SEE ONE-TIME CHARGES AND CREDITS).

In 2001, we plan to add approximately 50 new retail stores, most of which will be located in areas in which we currently enjoy strong market positions, with the balance in under-served markets. In future years, we expect to continue this approach to retail store expansion, with an emphasis on market density in order to leverage advertising dollars and cross-channel opportunities to create a seamless customer experience across all channels. All new stores will incorporate a more efficient platform of approximately 20,000 square feet and will feature a more interactive customer experience.

BUSINESS SERVICES GROUP ("BSG")

In 1993 and 1994, we expanded into the contract office supply business by acquiring eight contract stationers with 18 domestic customer service centers and a professional sales force. These acquisitions allowed us to enter the contract business and broaden our commercial (primarily catalog) and retail delivery businesses. In 1998, we expanded our direct mail business through our merger with Viking Office Products ("Viking"). Today, BSG sells office products and services to contract and commercial customers through our Office Depot(R) brand and Viking Office Products(R) brand direct mail catalogs and Internet sites, and by means of our dedicated sales force. Customer


14 OFFICE DEPOT
service centers ("CSCs") are warehouse and delivery facilities, some of which also house sales offices, call centers and administrative offices. Our CSCs perform warehousing and delivery services on behalf of all segments of our business.

At the end of the third quarter of 1998, we operated 20 Office Depot and 10 Viking warehouses. At that time we initiated, and later modified, plans to integrate certain of our Viking and Office Depot warehouses, which we expect to complete during 2001. At the end of 2000, we operated 25 CSCs in the United States, five of which we added as a result of the Viking merger. Once our integration is complete, we will operate 23 CSCs, consisting of nine combined facilities, 11 Office Depot facilities, and three Viking facilities. We have included the estimated costs of our integration plans in merger and restructuring costs and facility closure costs (SEE NOTES B AND C OF THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS).

In January 1998, we introduced our Office Depot public Web site (www.officedepot.com), offering our customers the convenience of shopping on-line. The addition of this site expanded our domestic electronic commerce ("e-commerce") capabilities beyond the Viking public Web site (www.vikingop.com) and the Office Depot business-to-business contract Web sites. During 2000, we launched a new, completely re-tooled Viking Web site, offering improved functionality, greater selection, and easier direct order services. Our domestic Internet sales were $849.5 million in 2000, compared to $349.7 million in 1999, an increase of 143%. Although this business channel is still in its infancy, we believe our Internet business will provide significant future growth opportunities for our BSG segment and our business as a whole based on the growth rates we have experienced over the last three years.

INTERNATIONAL DIVISION

Our International Division sells office products and services in 16 countries outside the United States and Canada through Office Depot retail stores, Office Depot(R) brand and Viking Office Products(R) brand direct mail catalogs and Internet sites, and an Office Depot contract sales force. We launched our international direct marketing business in 1990 under the Viking Office Products(R) brand with the establishment of our British operations. In December 1993, we initiated our international retail operations by opening our first store in Colombia through a licensing agreement. We have expanded internationally primarily through licensing and joint venture agreements, acquisitions and the merger with Viking. Prior to 1998, our international business was operated entirely through licensing and joint venture agreements. In 1998, we merged with Viking, whose international operations were wholly-owned, and we increased our ownership in our retail operations in France to 100%. In 1999, we increased our ownership in our retail operations in Japan to 100%.

In March 1999, we introduced our first international public Web site (www.viking-direct.co.uk) for individuals and businesses in the United Kingdom. In 2000, we introduced eight new public Web sites: Germany (www.viking.de), the Netherlands (www.vikingdirect.nl), Italy (www.vikingop.it), Australia (www.vikingop.com.au), Japan (www.vikingop.co.jp and www.officedepot.co.jp) and France (www.vikingdirect.fr and www.officedepot.fr). In September 2000, we launched our Office Depot contract business with operations in the United Kingdom.

At the end of 2000, our International Division had operations, either owned directly or operated through joint ventures or licensing agreements, in Australia, Austria, Belgium, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Thailand, and the United Kingdom. Seven of these countries have retail operations with a total of 132 office supply stores; 35 stores were wholly-owned. This compares to 118 stores in eight countries, 32 of which were wholly-owned, at the end of 1999. We also had catalog and delivery operations in 14 of these countries, operating under the Viking Office Products(R) and Office Depot(R) brands in 11 and five of these countries, respectively. International Division store and CSC operations, including facilities operated through licensing and joint venture agreements, for the last five years are detailed below. All years prior to 1998 have been restated to include facilities operated by Viking prior to our merger.

                       Office Supply Stores
           ---------------------------------------------
            Open at                             Open at
           Beginning                              End
           of Period     Opened     Closed     of Period
--------------------------------------------------------
1996            9          12          -           21
1997           21          18          -           39
1998           39          48          -           87
1999           87          36          5          118
2000          118          19          5          132

                   Customer Service Centers
          --------------------------------------------
           Open at                            Open at
          Beginning                             End
          of Period    Opened     Closed     of Period
------------------------------------------------------
1996           8          4          -          12
1997          12          4          -          16
1998          16          2          1          17
1999          17          1          1          17
2000          17          0          0          17

In 2001, we plan to expand our International Division by entering a new country in Europe with our Viking catalog operations, growing our existing operations with the addition of several new Internet sites and new store locations and developing our contract business in three more countries in Europe. We will also close one inefficient CSC as discussed below in ONE-TIME CHARGES AND CREDITS.


                                                                 OFFICE DEPOT 15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

RESULTS OF OPERATIONS

As discussed earlier in this MD&A, we operate in three reportable segments-North American Retail Division, BSG, and International Division. Each of these segments is managed separately, primarily because it serves different customer groups. Our senior management evaluates the performance of each business segment based on operating income, which is defined as income before income taxes, interest income and expense, goodwill amortization, merger and restructuring costs, facility closure costs, general and administrative expenses, and pre-opening expenses. In 2000, we refined our segment definitions to better reflect our current management responsibilities. All segment amounts presented throughout this MD&A for prior years have been restated to reflect this refinement in segment definitions.

ONE-TIME CHARGES AND CREDITS

Our financial results were significantly impacted by one-time charges and credits. The effects of these one-time charges and credits on earnings before income tax benefits are summarized as follows and discussed in detail below:

(In millions)                                2000         1999         1998
----------------------------------------------------------------------------
Earnings before taxes, excluding
  non-recurring items                       $353.0       $519.1       $507.8
One-time charges and credits
  Gross profit:
    SKU rationalization                       25.6           --           --
    Establish sales returns and
      allowance provision                     10.5           --           --
    Write-down of inventory in
      closing stores                          12.8           --           --
    Change in extended warranty
      sales accounting                          --         15.8           --
    Establish inventory provision               --         56.1           --
  Operating and selling expenses:
    SFAS 121 write-down of
      impaired assets                         56.6           --           --
    Other fixed asset write-offs               6.4           --           --
    Severance                                  1.7           --           --
  General and administrative expenses:
    Severance                                 33.9           --           --
    Other fixed asset write-offs              11.2           --           --
  Merger and restructuring                    (6.8)        (7.1)       119.1
  Facility closure costs                     110.0         40.4           --
  Miscellaneous (income) expense, net:
    Net gain on Internet investments         (12.4)          --           --
    Write-down of impaired goodwill           11.1           --           --
----------------------------------------------------------------------------
Total charges, net                           260.6        105.2        119.1
----------------------------------------------------------------------------
Earnings before taxes as reported           $ 92.4       $413.9       $388.7
============================================================================

Comprehensive Business Review

During the latter half of 2000, we conducted a comprehensive business review of all aspects of our business. Making Office Depot a more compelling place to shop for our customers, a more compelling place to work for our employees, and a more compelling place to invest for our shareholders was the objective of this review. We adopted this plan late in the fourth quarter of 2000.

One conclusion of our review involved our decision to close under-performing stores and inefficient warehouses. After an extensive review of all of our North American retail stores, we are in the process of closing 67 under-performing retail stores in the U.S. and three in Canada. In connection with these closings, we will exit four markets completely-Cleveland and Columbus, Ohio, Phoenix, Arizona, and Boston, Massachusetts. We will also close six small Office Depot Express(R) stores in France. In order to address capacity constraints and improve warehouse efficiency, we will close and relocate our Office Depot warehouses in Atlanta, Georgia and Pantin, France. We will also close both our Office Depot and Viking warehouses in Baltimore, Maryland and consolidate them into a relocated facility. In addition, we will invest in new warehouse technologies to improve the quality and efficiency of all of our U.S. warehouse operations. In connection with these store and warehouse closures, we have recorded facility closure charges of $110.0 million. These charges are comprised of net lease obligations ($75.2 million), asset write-offs ($21.7 million), severance ($2.8 million) and various other exit costs, such as leased equipment, labor, and facility clean-up ($10.3 million). We also entered into an agreement with an unrelated third party to assist in the liquidation of the inventory in the closing stores. As a result, we recorded a charge of $12.8 million to write down the inventory in those stores to net realizable value.

In connection with this review, we plan to return the focus in our retail stores to the core business customer and reduce complexity in both our store and warehouse operations. In order to emphasize the products that business customers want, and to increase linear facings and shelf space for key, high demand items, we will reduce the inventory assortment in our retail stores by approximately 20%. As a result, we will be able to stock larger quantities of high velocity products in our stores, which will require less frequent deliveries, and thus decrease our distribution costs. We will also reduce the stocked SKUs in our North American warehouses by approximately 30%. The SKUs that we are eliminating from our warehouses were identified as items that our customers do not need on a daily basis, and which can be easily sourced through wholesalers without impacting customer service levels. In fact, service levels on certain items such as furniture are expected to improve. All of our customers should benefit from better service levels as a


16 OFFICE DEPOT
result of our having better "in stock" positions on products that customers buy most often. As a result of this decision, we incurred an inventory rationalization charge of $25.6 million associated with these inventory assortment reductions in our retail stores and warehouses.

Our review also involved an extensive evaluation of all company assets. This evaluation resulted in a total charge of $130.8 million, which consists of $56.6 million primarily related to impaired long-lived assets in our closing stores, $17.6 million in other fixed asset write-offs (mainly outdated technology-related assets and old signage), $11.1 million in impairment charges for goodwill and a $45.5 million write down of certain Internet investments. The review of our investment portfolio revealed that certain Internet investments had experienced other than temporary declines in value. These holdings are primarily in businesses that are privately held and involved in marketing partnership arrangements with Office Depot. Because quoted market prices for these privately held businesses are not available, we determined the current value of our investments in these businesses by analyzing their current financial position and plans, industry valuation indices, current economic conditions, and the current capital markets for Internet companies. Based on our analysis, we recorded an impairment charge of $45.5 million to reduce our investments to their fair value.

We also concluded that goodwill resulting from the acquisition of our Office Depot Japan retail operations was impaired. The retail stores in Japan have not performed to expectations, and a new store operating model with significant additional investment will be necessary to enable the current stores to achieve profitability. Because profitability may never occur, even with the model changes and capital infusion, we wrote off 100% of the goodwill related to our Japanese retail operations ($11.1 million). This write-off does not include the goodwill allocated to our Viking Japan catalog operations, which was not deemed to be impaired.

Other One-time Items

We allow our customers to return or exchange merchandise within certain time constraints. In the past, we have not accrued our assessment of the costs that are expected in connection with returns because the annual impact of these costs was insignificant. However, during 2000, additional authoritative guidance addressing revenue recognition resulted in our decision to record a net charge of $10.5 million, consisting of a $42.8 million reduction of sales partially offset by a related reduction in cost of goods sold of $32.3 million. We did not restate prior periods because the effects of such an adjustment was not significant to prior year financial results or current year beginning retained earnings.

In August 1998, we completed our merger with Viking. Transactional and other direct expenses of this merger, primarily legal and investment banking fees, were accrued as merger and restructuring costs in 1998 ($119.1 million). Subsequent to the merger, we adopted an integration plan, which we expected to complete by the end of 2000. This plan consisted of closing, relocating, and/or combining certain CSCs, and the costs related to exiting closing facilities (e.g., future lease obligations, personnel retention and other termination costs) were also recorded as merger and restructuring costs in 1998. In both 2000 and 1999, we made revisions to our integration plan that required us to reduce our original merger and restructuring accrual in each of those years. Furthermore, the merger and restructuring accrual was increased because of our decision to close our Furniture at Work and Images stores and costs associated with the acquisition of our joint venture interests in France and Japan. In total, we reduced the merger and restructuring accrual by $6.7 million in 2000 and $7.1 million in 1999. For a detailed explanation of our merger and restructuring activity, see NOTE B of the NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

Other one-time transactions reflected in our 2000 results include a $35.6 million charge primarily for severance costs associated with changes in our executive management team and a realized gain of $57.9 million that resulted from the sale of certain investments.

In late 1999, we changed our method of accounting for revenue generated from sales of extended service warranty contracts. Under the laws of certain states, we are obligated to assume the risk of loss associated with such contracts. In these states, we modified our accounting to recognize revenue for warranty service contract sales over the service period, which typically extends over a period of one to four years. In those states where we are not the legal obligor, we modified our accounting to recognize warranty revenues after deducting the related direct costs. This change resulted in a reduction in our 1999 gross profit of $15.8 million.

Also in 1999, we recorded a charge of $56.1 million to establish a provision for slow-moving and obsolete inventories. The need for the provision resulted primarily from: 1) slow-moving technology related products whose market values were adversely affected by rapidly changing technology, and 2) a rationalization of our warehouse inventory assortments in connection with the Viking warehouse consolidation.

In 1999, we recorded facility closure charges of $40.4 million to reflect our decision to accelerate our store closure program for under-performing stores and our relocation program for older stores in our North American Retail Division. These charges consisted of asset write-offs ($29.2 million), residual lease obligations ($8.3 million) and other exit costs ($2.9 million).


                                                                 OFFICE DEPOT 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following is a breakdown of these charges by segment.

(In millions, before income taxes)       2000            1999             1998
-------------------------------------------------------------------------------
North American Retail Division          $201.1          $ 88.3           $   --
BSG                                        8.6           (12.2)           119.1
International Division                    18.7            29.1               --
Other                                     32.2              --               --
-------------------------------------------------------------------------------
Total                                   $260.6          $105.2           $119.1
===============================================================================

After considering the effect of income taxes, the impact of these one-time charges and credits on our net earnings was $172.9 million, $69.3 million and $86.8 million for 2000, 1999, and 1998, respectively. The remaining RESULTS OF OPERATIONS discussion excludes the one-time charges and credits discussed above because the effects of these charges are not comparable on a year-over-year basis.

Overall

                                                                   PERCENTAGE               Percentage             Percentage
(Dollars in thousands)                                    2000      OF SALES       1999      of Sales      1998     of Sales
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                 $11,612,496    100.0%    $10,306,341    100.0%    $9,007,051    100.0%
Cost of goods sold and occupancy costs                  8,473,598     73.0%      7,412,729     71.9%     6,484,464     72.0%
-----------------------------------------------------------------------------------------------------------------------------
  Gross profit                                          3,138,898     27.0%      2,893,612     28.1%     2,522,587     28.0%
Store and warehouse operating and selling expenses      2,296,601     19.8%      1,969,817     19.1%     1,651,355     18.3%
-----------------------------------------------------------------------------------------------------------------------------
Store and warehouse operating profit                  $   842,297      7.2%    $   923,795      9.0%    $  871,232      9.7%
=============================================================================================================================

Our overall sales increased by 13% in 2000 and 14% in 1999. Our largest percentage sales increases in 2000 were realized in our BSG segment, driven most significantly by the growth in our contract and Internet businesses. Our domestic Internet sales increased $499.8 million over 1999. Also contributing significantly to our sales growth in 2000 was the continued expansion of our store base. In 1999, our store expansion program accounted for our largest percentage sales increases over 1998. We increased our domestic and international store base by 63 and 14 stores, respectively, in 2000 and by 123 and 31 stores, respectively, in 1999. In our stores and warehouses worldwide, we achieved comparable sales growth of 7% in 2000 and 6% in 1999. Sales in 2000 contain an additional week in December in accordance with our 52-53 week accounting convention. This week accounted for approximately $224 million of additional sales reported in 2000. Without this additional sales week, our total sales increase would have been 11% for 2000 compared to 1999.

Our worldwide sales by product group were as follows:

                                  2000     1999      1998
---------------------------------------------------------
General office supplies           41.7%    41.0%    42.9%
Technology products               47.5%    47.5%    46.0%
Office furniture                  10.8%    11.5%    11.1%
---------------------------------------------------------
                                 100.0%   100.0%   100.0%
=========================================================

In 2000, our sales mix shifted back towards our core business items, which are mainly in the general office supplies category. Within the technology products category, the mix shifted from technology hardware and software towards machine supplies. In general, the market demand for technology hardware and software has declined from a year ago. Also, we did not offer a rebate from an Internet service provider for a portion of 2000, whereas our major competitors did have a rebate offering. These factors, along with our more competitive pricing strategy on many popular items in the machine supply category, caused the shift from technology hardware and software towards machine supplies. Office furniture was affected primarily by decreases in the average selling prices on these items during 2000. In 1999, low priced computers and aggressive promotional programs offering discounts on certain hardware and software when customers signed up for Internet service drove the increase in our sales of technology products over 1998.

Our overall gross profit percentages fluctuate as a result of numerous factors, including competitive pricing pressures; changes in product, catalog and customer mix; emergence of new technology; suppliers' pricing changes; as well as our ability to improve our net product costs through growth in total merchandise purchases. Additionally, our occupancy costs may vary as we add stores and CSCs in new markets with different rental and other occupancy costs, and as we relocate and/or close existing stores in current markets.

In mid-2000, we reduced prices for paper and machine supplies across all of our domestic sales channels in response to competitive pressures from discount clubs and other non-traditional sellers of those supply items. These price reductions, along with increased product costs, primarily for paper and machine supplies, had the most significant effect on our decreased gross profit percentage in 2000 compared to 1999. These two product groups accounted for approximately 34% of our total sales mix in 2000. Decreased net product costs derived from merger-related synergies during 1999 drove our slight improvement in margins compared to 1998. However, offsetting these savings were increased occupancy costs in our North American Retail Division and lower margins in our International Division, both of which are discussed in more detail later.


18 OFFICE DEPOT

Store and warehouse operating and selling expenses consist of personnel costs; maintenance and other facility costs; advertising expenses; delivery and transportation costs; credit card and bank charges and certain other operating and selling costs. The increase in our operating and selling expenses in 2000 are primarily the result of higher personnel and warehouse costs compared to 1999. We have experienced higher delivery- and personnel-related costs in our warehouse operations as third-party carriers have increased their rates, and our integration efforts have taken longer to complete than originally planned. We also had a significant increase during 2000 in personnel expenses in our domestic stores, largely related to wage pressures stemming from a tight labor market. Increased costs associated with our aggressive store expansion were also the main driver of our increased operating and selling costs in 1999 compared to 1998. Also contributing to the increase in 1999 over 1998 was the re-launch of our "Taking Care of Business" advertising campaign.

NORTH AMERICAN RETAIL DIVISION

                                                       PERCENTAGE             Percentage              Percentage
(Dollars in thousands)                       2000       OF SALES     1999      of Sales      1998      of Sales
----------------------------------------------------------------------------------------------------------------
Sales                                     $6,517,022    100.0%    $5,927,666    100.0%    $5,150,854    100.0%
Cost of goods sold and occupancy costs     5,054,757     77.6%     4,535,622     76.5%     3,921,420     76.1%
----------------------------------------------------------------------------------------------------------------
  Gross profit                             1,462,265     22.4%     1,392,044     23.5%     1,229,434     23.9%
Operating and selling expenses             1,009,670     15.5%       883,589     14.9%       692,673     13.5%
----------------------------------------------------------------------------------------------------------------
Operating profit                          $  452,595      6.9%    $  508,455      8.6%    $  536,761     10.4%
================================================================================================================

Sales in our North American Retail Division increased 10% in 2000 and 15% in 1999. These increases were primarily achieved through our store expansion program. For 2000, comparable sales in the 818 stores that had been open for more than one year were flat. In 1999 comparable sales increased by 2% over 1998.

Sales of business machine supplies, with increases of 14% in 2000 and 17% in 1999, contributed considerably to the sales increases in our North American Retail Division. Sales of computer products (e.g., computers, printers, peripherals, software, and related supplies) in our stores, which contributed most significantly to our sales increase in 1999 with an increase of 23% over 1998, only increased by 3% in 2000. During 1999, we offered low priced units and more aggressive promotional programs on computer products, including an instant rebate program with the sign up for Internet service, which drove the increase in sales over 1998. For a portion of 2000, we did not offer an Internet service provider instant rebate program. Also in 2000, we saw a decline in the overall market demand for these computer products in comparison to 1999.

Lower margins realized on paper and machine supplies contributed most notably to the decrease in gross profit in 2000 compared to 1999. As discussed in the Overall section above, increased costs of these core products and decreased prices in response to competitive pressures negatively impacted gross profit. Also in 2000, sales increases in the North American Retail Division were not sufficient to leverage the additional fixed expenses incurred with the addition of new stores. Gross Profit includes fixed costs such as occupancy and rental costs for equipment in our print and copy centers. Increased occupancy costs also had significant impact on our gross profit percentage in 1999 in comparison with 1998. Furthermore, the increase in technology sales during 1999, which yield lower gross profit percentages than other product groups, also contributed to the decrease in our gross profit percentage compared to the prior year.

In our North American Retail Division, the largest components of operating and selling expenses are personnel, facility, advertising and credit card expenses. In our North American Retail Division, we added 63 stores in 2000 and 123 stores in 1999. Because newer stores typically generate lower average sales than more mature stores, operating and selling expenses as a percentage of sales have increased. Additionally, we believe that opening new stores in existing markets has cannibalized, to some extent, the sales of other Office Depot stores in those markets (i.e., had the effect of reducing sales at existing stores), also causing our expenses to increase relative to sales.

The increase in expenses during 2000 and 1999 was driven largely by personnel-related costs, primarily because of competitive wage pressure and the need to attract more highly skilled associates in certain positions. Over 50% of our stores' operating expenses are personnel related and have a relatively large fixed component. In 2000, we saw an increase in delivery orders as a percentage of total store sales. These orders are delivered by the warehousing operations in our BSG, which allocates a portion of their cost to cover the delivery expense. As explained in the BSG section below, warehouse expenses increased in 2000, which also negatively impacted operating and selling expenses. In 1999, increased advertising expenses, primarily from the re-launch of our "Taking Care of Business" campaign, also contributed significantly to the increase in operating and selling expenses over 1998.


                                                                 OFFICE DEPOT 19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

BSG

                                                      PERCENTAGE              Percentage              Percentage
(Dollars in thousands)                       2000      OF SALES      1999      of Sales      1998      of Sales
----------------------------------------------------------------------------------------------------------------
Sales                                     $3,632,068    100.0%    $3,057,187    100.0%    $2,807,573    100.0%
Cost of goods sold and occupancy costs     2,530,760     69.7%     2,092,410     68.4%     1,948,167     69.4%
----------------------------------------------------------------------------------------------------------------
  Gross profit                             1,101,308     30.3%       964,777     31.6%       859,406     30.6%
Operating and selling expenses               895,517     24.7%       714,135     23.4%       671,591     23.9%
----------------------------------------------------------------------------------------------------------------
Operating profit                          $  205,791      5.6%    $  250,642      8.2%    $  187,815      6.7%
================================================================================================================

In our BSG segment, we grew sales by 19% in 2000 and by 9% in 1999 primarily through an overall increase in our large business customer base and through significant growth in our Internet business. Our domestic Internet sales increased to $849.5 million in 2000, compared with sales of $349.7 million in 1999 and $66.5 million in 1998. We expect continued growth in our Internet sales during 2001 as we allocate additional resources to that sales channel. We also experienced growth in our Viking Office Products(R) brand catalog sales in both years, driven by a more targeted approach to catalog promotions. We achieved increases in our Office Depot(R) brand catalog sales through increased circulation and greater assortment in our direct mail catalogs in both years. Sales of business machine supplies, which are significant to our BSG product mix, increased 27% in 2000 and 26% in 1999.

We earn higher gross profit percentages in our BSG than in our retail operations principally as the result of lower occupancy costs and a mix of higher margin products. Paper, machine supplies and other general office supplies, which yield higher margins than our other product groups, account for a much larger percentage of total sales in our BSG than in our stores. However, BSG's gross profit percentages are lower than in our International Division as a result of the lower relative pricing we negotiate with our contract customers. Contributing to the decrease in our BSG's gross profit from 1999 to 2000 was an increase in paper costs, coupled with reduced prices for paper products, ink, and toner necessitated by competitive pressures.

Further, these products increased in our product mix, which compounded the negative impact on gross profit. During 1999, we were able to lower our product costs by realizing certain synergies from our merger with Viking, which increased our gross profit over 1998.

Personnel, facility and delivery expenses are the largest components of our BSG operating expenses. Operating and selling expenses as a percentage of sales are significantly higher in our BSG than in our North American Retail Division, principally because of the need for a more experienced and highly compensated sales force that directly calls on our BSG customers. In 2000, these expenses increased over 1999 primarily as a result of higher delivery costs arising from increased rates charged by third-party carriers, and from personnel-related expenses associated with our warehouse staff. Furthermore, a larger workforce was required to handle the execution of our warehouse integration plans. During the transition into integrated facilities, we incurred certain incremental expenses related to preparing for the increased volume of deliveries and the dual-brand fulfillment in the newly integrated facilities. Operating and selling expenses as a percentage of sales decreased in 1999 as compared to 1998, primarily because of the costs associated with consolidating and integrating five of our Office Depot CSCs into two larger facilities during 1998.

INTERNATIONAL DIVISION

                                                      PERCENTAGE              Percentage              Percentage
(Dollars in thousands)                       2000      OF SALES      1999      of Sales      1998      of Sales
----------------------------------------------------------------------------------------------------------------
Sales                                     $1,467,357    100.0%    $1,325,372    100.0%    $1,052,543    100.0%
Cost of goods sold and occupancy costs       890,311     60.7%       786,916     59.4%       617,299     58.6%
----------------------------------------------------------------------------------------------------------------
  Gross profit                               577,046     39.3%       538,456     40.6%       435,244     41.4%
Operating and selling expenses               392,878     26.8%       373,575     28.2%       288,173     27.4%
----------------------------------------------------------------------------------------------------------------
Operating profit                          $  184,168     12.5%    $  164,881     12.4%    $  147,071     14.0%
================================================================================================================


20 OFFICE DEPOT

Sales in our International Division grew by 11% in 2000 and by 26% in 1999 as we continued to penetrate new and existing markets with our Office Depot(R) and Viking Office Products(R) brands. However in both 2000 and 1999, sales in our International Division, which are translated into and reported in U.S.
dollars, were negatively impacted by unfavorable exchange rate changes. In local currencies, sales in our International Division grew 23% in 2000 and 30% in 1999. The larger increase in 1999 results primarily from including the sales from our French and Japanese operations, which were consolidated from the fourth quarter of 1998 and the second quarter of 1999, respectively, following our purchase of the remaining 50% interest in each of these operations from our joint venture partners. These Office Depot retail operations continued to show strong local currency sales growth in 2000, with comparable store sales above 30%. Although the Office Depot(R) brand continues to grow as a percentage of the total sales in this segment, our Viking Office Products(R) brand still accounts for the vast majority of our international business representing approximately 88% of all international sales in 2000. These Viking catalog operations had local currency comparable sales increases of 16% in 2000 and 17% in 1999. Competitive, political and economic conditions in international markets in which we operate may impact our sales in the future.

As discussed above, the growth rates of our Office Depot(R) brand sales exceeded those of our Viking Office Products(R) brand in both 2000 and 1999, which contributed to the decline in gross profit for both years. Gross profit percentages earned in our stores are lower than the percentages earned in our catalog business because of pricing and product mix differences and higher occupancy costs in our stores. Also, in both 2000 and 1999, there has been an unfavorable shift in our sales mix towards machine supplies, primarily ink and toner cartridges, which yield lower gross profit margins than other office products. As with our other segments, our International Division was impacted by the higher costs for paper and machine supplies in 2000. However, unlike our domestic segments, the effect of these cost increases was lessened with increased pricing in our catalogs during the latter half of the year.

Similar to our BSG, personnel and delivery expenses are significant components of our International Division's operating and selling expenses. Furthermore, because direct mail is our largest international sales channel, advertising expense, including the cost of catalog preparation and mailing, is a significant expense for us. Operating and selling expenses as a percentage of sales are higher in our International Division than in our other segments primarily because of the use of an extensive marketing program to drive sales in new and existing markets. Additionally, certain of our operations are in their start-up phase, which also increases our international operating expenses as a percentage of sales when compared to other segments.

In 2000, strong local currency sales growth was able to better leverage many of our fixed operating and selling expenses. Also in 2000, our advertising expenses were significantly less than in 1999 because we were able to significantly reduce our prospect catalog mailings in Japan, following its initial year of operation during 1999, and we were able to implement more effective advertising campaigns with the help of our improved data warehouses in certain European markets. In 1999, increasing competition in many of our established markets, coupled with our efforts to gain market share in certain newer markets, drove up our advertising costs. Also in 1999, the consolidation of our French and Japanese retail operations increased operating and selling expenses, because the majority of these locations were in the first few years of operations and operating leverage had not been achieved.

As our operations in a particular market grow, certain fixed operating expenses decline relative to sales. For example, advertising costs in the form of prospecting and delivery costs, which are affected by the density of the delivery areas, decline as a percentage of sales as the market grows. We expect to leverage certain fixed operating expenses, and our cost to attract new customers should decline as a percentage of sales as we continue to establish our brands and grow our international business. We believe that these improvements will be offset by the incremental costs incurred to continue developing new markets.

CORPORATE AND OTHER

Pre-opening Expenses
(Dollars in thousands)                    2000             1999             1998
---------------------------------------------------------------------------------
Pre-opening expenses                    $13,465          $23,628          $17,150
Office supply stores opened(*)               78              159              106
=================================================================================

(*) Includes domestic and wholly-owned international openings and relocations.

Our pre-opening expenses consist principally of personnel, property and advertising expenses incurred in opening or relocating stores in our North American Retail Division. Our pre-opening expenses also include, to a lesser extent, expenses incurred to open or relocate facilities in our BSG and International Division. We typically incur pre-opening expenses during a six-week period prior to a store opening. Because we expense these items as they are incurred, the amount of pre-opening expenses each year is generally proportional to the number of new stores opened during the period. This has been the primary contribution to the fluctuation in pre-opening expenses over the three years presented. For 2000, our pre-opening expenses approximated $162,000 per domestic office supply store and $116,000 per international office supply store. Our cost to open a new CSC varies significantly with the size and location of the facility. Historically, we have incurred up to $1.8 million to open a domestic or international CSC.


                                                                 OFFICE DEPOT 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

General and Administrative Expenses
(Dollars in thousands)                    2000            1999            1998
---------------------------------------------------------------------------------
General and
  administrative expenses               $456,556        $381,611        $330,194
Percentage of sales                          3.9%            3.7%            3.7%
=================================================================================

Our general and administrative expenses consist primarily of personnel-related costs associated with support functions. Because these functions, for the most part, support all segments of our business, we do not consider these costs in determining our segment profitability. Throughout 2000 and 1999, we developed our infrastructure, particularly in the areas of Supply Chain Management, MIS, and International. These areas were significant contributors to the increases in our general and administrative expenses in the last two years. The primary benefits derived from this increased spending were the expansion and improvement of our e-commerce services, a new data center, improvements in our inventory in-stock positions and support for our rapidly growing International Division. Also contributing to the growth, particularly in 1999, was spending to support our Year 2000 ("Y2K") efforts and CSC consolidation and integration initiatives.

Other Income and Expense
(Dollars in thousands)           2000               1999               1998
-----------------------------------------------------------------------------
Interest income               $ 11,502           $ 30,176           $ 25,309
Interest expense               (33,901)           (26,148)           (22,356)
Miscellaneous income
  (expense), net                 3,332             (3,514)           (18,985)
=============================================================================


We do not consider interest income and expense arising from our financing activities at the corporate level in determining segment profitability.
Pursuant to our Board of Directors authorizing stock repurchases in the latter half of 1999 and 2000, we have purchased approximately 82 million shares of our stock at a total cost of $800 million plus commissions. As a result, our cash balances have declined, and our interest income has decreased in 2000. The increases in interest income in 1999 and 1998 resulted from improved supply chain initiatives in 1998, which yielded higher average cash balances throughout 1998 and most of 1999.

During the fourth quarter of 2000, we began borrowing against our domestic credit facility (see LIQUIDITY AND CAPITAL RESOURCES), which led to increased interest expense over 1999. Also, as we set up reserves for future lease obligations related to our facility closures and merger activities, we recorded those reserves at the net present value of the obligation. In 2000, as we have been paying these obligations, we have been recording the imputed interest cost on the discounted obligations as interest expense. This has also caused interest expense to increase and should be expected to continue in future years. During 1999, we entered into a number of capital leases, primarily related to new point-of-sale equipment in our stores, which also drove the increase in interest expense over 1998.

Our net miscellaneous income (expense) consists of equity in the earnings (losses) of our joint venture investments, royalty and franchise income that we generate from licensing and franchise agreements and the amortization of goodwill. All of our equity investments involve operations outside of the United States and Canada, and our equity in the earnings (losses) of these operations is included in determining the profitability of our International Division. Our net miscellaneous income in 2000 is attributable to our profitable joint venture operations in Mexico and Israel. The decrease in net miscellaneous expense in 1999 from 1998 is primarily attributable to the consolidation of our French and Japanese retail operations beginning in the fourth quarter of 1998 and second quarter of 1999, respectively, when we purchased the remaining 50% interest from our joint venture partners. Prior to that consolidation, we recorded equity losses related to the start-up of those operations.

Income Taxes
(Dollars in thousands)                    2000          1999          1998
----------------------------------------------------------------------------
Income taxes                           $ 43,127      $156,249      $155,531
Effective income tax rate(*)               46.6%         37.8%         40.0%
Effective income tax rate(*),
  excluding merger and
  restructuring costs and
  other one-time charges
  and credits                              37.0%         37.0%         37.0%
============================================================================

(*) Income taxes as a percentage of earnings before income taxes.

In 2000, 1999 and 1998, certain non-deductible merger-related and other one-time charges caused our overall effective income tax rates to rise. Our overall effective income tax rate, excluding these charges, may fluctuate in the future as a result of the mix of pre-tax income and tax rates between countries.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

(Dollars in thousands)           2000            1999            1998
------------------------------------------------------------------------
Operating activities          $ 316,482       $ 369,449       $ 678,615
Investing activities           (239,365)       (447,841)       (271,317)
Financing activities           (134,093)       (405,849)         61,747
========================================================================

Operating and Investing Activities

We historically have relied on cash flow generated from operations as our primary source of funds because the majority of our store sales are generated on a cash and carry basis. Furthermore, we use private label credit card programs, administered and financed by financial services companies, to expand our sales without the burden of carrying additional receivables. Our cash requirements are also reduced by vendor credit terms that allow


OFFICE DEPOT 22
us to finance a portion of our inventory. We generally offer credit terms, under which we carry our own receivables, to our contract and certain of our direct mail customers. As we expand our contract and direct mail businesses, we anticipate that our accounts receivable portfolio will continue to grow. Amounts due for rebate, cooperative advertising and marketing programs with our vendors comprise a significant percentage of our total receivables. These receivables tend to fluctuate seasonally (growing during the second half of the year and declining during the first half), because certain collections do not happen until after an entire program year has been completed.

The decline in operating cash flows in 2000 is primarily attributable to lower gross profit and higher store and warehouse operating and selling expenses and general and administrative expenses, which is more fully explained in RESULTS OF OPERATIONS. In 1999, the decrease in operating cash flows from 1998 was due mainly to our aggressive store opening program. On a worldwide basis in 1999, excluding joint venture operations and licensing arrangements, we opened 159 stores, including relocations of older stores, as compared to 106 openings during 1998. Opening a new domestic store requires that we outlay approximately $0.5 million in cash for the portion of our inventories that is not financed by our vendors, as well as approximately $0.2 million for pre-opening expenses (see PRE-OPENING EXPENSES). Our focus on supply chain management helped boost our 1998 operating cash flows by reducing inventories by $139 million. This focus continued to reduce the average inventory balances held in stores and CSCs in 1999 and 2000; however, this benefit was offset by increases resulting from stocking our new stores with inventories. Incremental Y2K-related purchases further impacted our inventory levels in 1999.

Our primary investing activity is the acquisition of capital assets. The number of stores and CSCs we open or remodel each year generally drives the volume of our capital investments. Over the past three years, we opened 78, 159 and 106 stores during 2000, 1999 and 1998, respectively. This accounts for the majority of the variation in our investing activities over the years. During 2000, we also had significant expenditures related to our Viking integration plans. In 1999, computer and other equipment purchases at our corporate offices and at our facilities, necessary to complete Y2K remediation, relocation of our corporate data center, and support for our store expansion, also contributed to our increased cash investing needs.

We currently plan to open approximately 50 stores in our North American Retail Division and numerous stores in our International Division during 2001. We also plan to relocate several existing warehouses, and open two additional warehouses in our International Division. We estimate that our cash investing requirements will be approximately $1.1 million for each new domestic office supply store. The $1.1 million includes approximately $0.6 million for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $0.5 million for the portion of our inventories that will not be financed by our vendors. In addition, our average new office supply store requires pre-opening expenses of approximately $0.2 million. The investment required for a new CSC is significantly more than the amounts required for a new store. Each new domestic and international CSC requires between $6 to $16 million for capital assets and inventory, and pre-opening expenses of up to $1.8 million, depending on the size, type and location of the facility. Also in 2001, we plan on spending approximately $40 million in capital investments related to re-merchandising and remodeling our store locations and consolidating and upgrading our call centers.

We have expanded our presence in the electronic commerce marketplace by entering into strategic business relationships with several Web-based providers of business-to-business electronic commerce solutions. We made equity investments in these companies during 2000 and 1999 of $30.1 and $50.7 million, respectively. During 2000, we sold certain of these investments for $57.9 million. Also, because of the recent decline in the market for Internet related companies, we performed an extensive valuation of each of our remaining investments at the end of 2000. This resulted in a write down of $45.5 million, reducing the current book value of the investments at December 30, 2000 to $29.9 million. We continue to believe the Internet represents an exciting opportunity for our products and services, and we will continue to look for opportunities to invest in companies that provide business-to-business e-commerce solutions for small- and medium-sized businesses.

Financing Activities

Our domestic credit facilities provide us with a maximum of $600.0 million in funds. These facilities consist of two separate credit agreements, a five-year loan providing us with a working capital line and letters of credit capacity totaling $300.0 million, and a 364-day loan for working capital also totaling $300.0 million. As of December 30, 2000, we had outstanding borrowings of $389.6 million under these lines of credit, as well as letters of credit totaling $49.5 million. Our five-year agreement was entered into in February 1998 and has various borrowing rate options, including a rate based on our credit rating that currently would result in an interest rate of 0.475% over the London Interbank Offered Rate ("LIBOR"). In June 2000, we entered into a second credit agreement with a 364-day term, which also has various borrowing rate options, including a current borrowing rate of 0.500% over LIBOR. At December 30, 2000, the average effective interest rates were 7.001% and 7.996% for the five-year and 364-day facilities, respectively. Both agreements contain similar restrictive covenants relating to various financial statement ratios.


                                                                 OFFICE DEPOT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

In July 1999, we entered into term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for our operating and expansion activities in Japan. The yen facilities provide for maximum aggregate borrowings of (Y)9.76 billion (the equivalent of $85.3 million at December 30, 2000) at an interest rate of 0.875% over the Tokyo Interbank Offered Rate ("TIBOR"). These facilities are available to us until July 2002. The yen facilities loan agreements are tied to the covenants in our domestic facilities described earlier. As of December 30, 2000, we had outstanding yen borrowings equivalent to $64.0 million under these yen facilities, with an average effective interest rate of 1.252%. Effective October 28, 1999, we entered into a yen interest rate swap with a financial institution for a principal amount equivalent to $21 million at December 30, 2000 in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The terms of the swap specify that we pay an interest rate of 0.700% and receive TIBOR. The swap will mature in July 2002.

In addition to bank borrowings, we have historically used equity capital, convertible debt and capital equipment leases as supplemental sources of funds.

In August 1999, our Board approved a $500 million stock repurchase program reflecting its belief that our common stock represented a significant value at its then-current trading price. We purchased 46.7 million shares of our stock at a total cost of $500 million plus commissions during the third and fourth quarters of 1999. During the first half of 2000, our Board approved additional stock repurchases of up to $300 million, bringing our total authorization to $800 million. We completed these programs during 2000, purchasing an additional
35.4 million shares of our stock at a total cost of $300 million plus commissions.

In 1992 and 1993, we issued Liquid Yield Option Notes ("LYONs(R)") which are zero coupon, convertible subordinated notes maturing in 2007 and 2008, respectively. Each LYON(R) is convertible at the option of the holder at any time on or prior to its maturity into Office Depot common stock at conversion rates of 43.895 and 31.851 shares per 1992 and 1993 LYON(R), respectively. On November 1, 2000, the majority of the holders of our 1993 LYONs(R) required us to purchase the LYONs(R) from them at the issue price plus accrued original issue discount. We paid the holders $249.2 million in connection with this repurchase, and reclassified the remaining 1993 LYONs(R) obligation to long-term on our balance sheet. Our 1992 LYONs(R) has a similar provision whereby the holders may require us to purchase these notes at the issue price plus accrued original issue discount on December 11, 2002. If the holder decides to exercise their put option, we have the choice of paying the holder in cash, common stock or a combination of the two.

Our stock repurchase and the repurchase of our 1993 LYONs(R) make up the majority of cash used in financing activities for 2000. We began borrowing from our domestic credit facilities during the fourth quarter of 2000, primarily to fund the LYONs(R) repurchase. The decline in cash from our financing activities in 1999, as compared to 1998, was driven by our stock repurchases.

We continually review our financing options. Although we currently anticipate that we will finance all of our 2001 expansion, integration and other activities through cash on hand, funds generated from operations, equipment leases and funds available under our credit facilities, we will consider alternative financing as appropriate for market conditions.

SIGNIFICANT TRENDS, DEVELOPMENTS, AND UNCERTAINTIES

Over the years, we have seen continued development and growth of competitors in all segments of our business. In particular, mass merchandisers and warehouse clubs have increased their assortment of home office merchandise, attracting additional back-to-school customers and year-round casual shoppers. We also face competition from other office supply superstores that compete directly with us in numerous markets. These other office supply superstores compete with us in geographical locations where we have traditionally been the market leader, just as we have begun penetrating markets where they have historically held the dominant market share. This competition is likely to result in increased competitive pressures on pricing, product selection and services provided.

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


24 OFFICE DEPOT

EURO

On January 1, 1999, eleven of the fifteen member countries of the European Economic and Monetary Union ("EMU") established fixed conversion rates between their existing currencies and the EMU's common currency (the "euro"). The euro is presently trading on currency exchanges and may be used in business transactions. The ultimate conversion to the euro will eliminate currency exchange rate risk among the member countries. The former currencies of the participating countries are scheduled to remain the sole legal tender as denominations of the euro and the euro will not exist as a physical means of exchange until January 1, 2002. On January 1, 2002, the euro will be in circulation and parties may settle transactions using either the euro or a participating country's former currency. On July 1, 2002, new euro-denominated bills and coins will become the sole legal currency, and all former currencies will be withdrawn from circulation.

We generate significant sales in Europe and are currently evaluating the business implications of the conversion to the euro. We have determined that we need to make multiple changes and modifications to our current systems to prepare them for July 1, 2002. Also, the use of a single currency in the participating countries may affect our ability to price our products differently in various European markets because of price transparency. We realize that we may be faced with price harmonization at lower average prices for items we sell in some markets. Nevertheless, other market factors such as local taxes, customer preferences and product assortment may reduce the likelihood or impact of price equalization. Based on these evaluations, we do not expect the conversion to the euro to have a material effect on our financial position or the results of our operations.

INTEREST RATE AND FOREIGN EXCHANGE MARKET RISKS

INTEREST RATE RISKS

We have some investments subject to interest rate risk. These consist primarily of cash equivalents and short-term marketable securities. A 10% change in interest rates would change our interest income by approximately $0.5 million. Our zero coupon, convertible subordinated notes offer stated yields to maturity which are not subject to interest rate risks. Borrowings under our domestic and Japanese credit facilities are both subject to variable interest rates. The interest rate risk on our Japanese bank borrowings has been partially mitigated by an interest rate swap that fixes the interest rate on a portion of our yen borrowings for the remaining life of the loan. With interest rates currently approximating 1% in Japan, a 10% change in interest rates would not materially change our total interest expense. However, a 10% change in the domestic interest rates would have changed our net interest expense by $2.3 million in 2000.

FOREIGN EXCHANGE RATE RISKS

We conduct business in various countries outside the United States where the functional currency of the country is not the U.S. dollar. This results in foreign exchange translation exposure when these foreign currency earnings are translated into U.S. dollars in our consolidated financial statements. As of December 30, 2000, a 10% change in the applicable foreign exchange rates would have resulted in an increase or decrease in our annual operating profit of approximately $9.8 million on an annual basis.

We are also subject to foreign exchange transaction exposure when our subsidiaries transact business in a currency other than their own functional currency. This exposure arises primarily from inventory purchases in a foreign currency. The introduction of the euro and our decision to consolidate our European purchases has greatly reduced these exposures. During 2000, we entered into foreign exchange forward contracts to hedge certain inventory exposures. The maximum contract amount outstanding during the year was $14.6 million.

INFLATION AND SEASONALITY

Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to generally be somewhat seasonal, with sales in our North American Retail Division and Business Services Group slightly higher during the first and fourth quarters of each year, and sales in our International Division slightly higher in the third quarter.

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

In July 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133 until the start of fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 for our fiscal year 2001. Assuming our current level of involvement in derivative instruments and hedging activities does not change before we adopt this Statement, we do not expect the adoption of SFAS No. 133 to have a material impact on our financial position or the results of our operations.

                                                                 OFFICE DEPOT 25

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

This Annual Report contains both historical information and other information that you can use to infer future performance. Examples of historical information include our annual financial statements and the commentary on past performance contained in our MD&A. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that, with the exception of information that is clearly historical, all the information contained in this Annual Report should be considered to be "forward-looking statements" as referred to in the Act. Without limiting the generality of the preceding sentence, any time we use the words "estimate," "project," "intend," "expect," "believe," "anticipate," "continue," and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature.

Forward-looking information involves risks and uncertainties, including certain matters that we discuss in more detail below and in our report on Form 10-K, filed with the Securities & Exchange Commission. This information is based on various factors and important assumptions about future events that may or may not actually come true. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements in this Annual Report. In particular, the factors we discuss below and in our Form 10-K could affect our actual results and could cause our actual results in 2001 and in future years to differ materially from those expressed in any forward-looking statement made by us or on our behalf in this Annual Report.

COMPETITION: We compete with a variety of retailers, dealers and distributors in a highly competitive marketplace that includes high-volume office supply chains, warehouse clubs, computer stores, contract stationers, and well-established mass merchant retailers. Well-established mass merchant retailers have the financial and distribution ability to compete very effectively with us should they choose to enter the office superstore retail category, Internet office supply or contract stationer business or substantially expand their offering in their existing retail outlets. This could have a material adverse effect on our business and results of our operations.

INTERNET: Internet-based merchandisers also compete with us. This competition is expected to increase in the future as these companies proliferate and continue to expand their operations. Many start-up operations that are heavily focused on Internet sales may be able to compete with us in the areas of price and selection. While most of these companies cannot offer the levels of service and stability of supply that we provide, they nevertheless may be formidable competitors, particularly for customers who are willing to look for the absolute lowest price without regard to the other attributes of our business model. In addition, certain manufacturers of computer hardware, software and peripherals, including certain of our suppliers, have expanded their own direct marketing of products, particularly over the Internet. Even as we expand our own Internet efforts, our ability to anticipate and adapt to the developing Internet marketplace and the capabilities of our network infrastructure to efficiently handle our rapidly expanding operations are of critical importance. Furthermore, our profitability goals may also serve to inhibit the expansion of our presence on the Internet, because dedicated Internet concerns are currently evaluated differently in the financial markets than more established concerns such as ours. Failure to execute well in any of these key areas could have a material adverse effect on our future sales growth and profitability.

EXECUTION OF EXPANSION PLANS: We plan to open approximately 50 stores in the United States and Canada and numerous stores in our International Division during 2001, and we consider our expansion program to be an integral part of our plan to achieve anticipated operating results in future years. Circumstances outside our control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could impact anticipated store openings. The failure to expand by opening new stores as planned and the failure to generate the anticipated sales growth in markets where new stores are opened could have a material adverse effect on our future sales growth and profitability.

CANNIBALIZATION OF SALES IN EXISTING OFFICE DEPOT STORES: As we expand the number of our stores in existing markets, sales of existing stores may suffer from cannibalization (customers of our existing stores begin shopping at our new stores). Our new stores typically require an extended period of time to reach the sales and profitability levels of our existing stores. Moreover, the opening of new stores does not ensure that those stores will ever be as profitable as existing stores, particularly when new stores are opened in highly competitive markets or markets in which other office supply superstores may have achieved "first mover" advantage. Our comparable sales are affected by a number of factors, including the opening of additional Office Depot stores; the expansion of our contract stationer business in new and existing markets; competition from other office supply chains, mass merchandisers, warehouse clubs, computer


26 OFFICE DEPOT
stores, other contract stationers and Internet-based businesses; and regional, national and international economic conditions. In addition, our profitability would be adversely affected if our competitors were to attempt to capture market share by reducing prices.

COSTS OF REMODELING AND RE-MERCHANDISING STORES: The remodeling and re-merchandising of our stores has contributed to increased store expenses, and these costs are expected to continue impacting store expenses throughout 2001 and beyond. While a necessary aspect of maintaining a fresh and appealing image to our customers, the expenses associated with such activities could result in a significant impact on our net income in the future. In addition, there is no guarantee that these changes will generate any of the benefits that we have anticipated. Furthermore, our growth, through both store openings and acquisitions, will continue to require the expansion and upgrading of our informational, operational and financial systems, as well as necessitate the hiring of new managers at the store and supervisory level.

HISTORICAL FLUCTUATIONS IN PERFORMANCE: Fluctuations in our quarterly operating results have occurred in the past and may occur in the future. A variety of factors could contribute to this quarter-to-quarter variability, including new store openings which require an outlay of pre-opening expenses, generate lower initial profit margins and cannibalize existing stores; timing of warehouse integration; competitors' pricing; changes in our product mix; fluctuations in advertising and promotional expenses; the effects of seasonality; acquisitions of contract stationers; competitive store openings or other events.

VIKING MERGER AND INTEGRATION: On August 26, 1998, we merged with Viking. Costs related to the integration of Viking's warehouse facilities with our delivery network will increase our warehouse expenses in 2001 and beyond. Moreover, integrating the operations and management of Office Depot and Viking has been, and continues to be, a complex process. There can be no assurance that this integration process will be completed as rapidly as we anticipate or that, even if achieved as anticipated, it will result in all of the anticipated synergies and other benefits we expect to realize. The integration of the two companies continues to require significant management attention, which may temporarily distract us from other matters. Our inability to successfully complete the integration of the operations of Office Depot and Viking could have a material adverse effect on our future sales growth and profitability.

INTERNATIONAL ACTIVITY: We have operations in a number of international markets. We intend to enter additional international markets as attractive opportunities arise. Each entry could take the form of a start-up, acquisition of stock or assets or a joint venture or licensing arrangement. In addition to the risks described above (in our domestic operations), internationally we face such risks as foreign currency fluctuations, unstable political and economic conditions, and, because some of our foreign operations are not wholly-owned, compromised operating control in certain countries. Recent world events have served to underscore even further the risks and uncertainties of operating in other parts of the world. Risks of civil unrest, war and economic crisis in portions of the world outside North America in which we operate represent a more significant factor than may have been the case in the past. Also, we have experienced significant fluctuations in foreign currency exchange rates in 2000, which have resulted in lower than anticipated sales and earnings in our International Division. Our results may continue to be adversely affected by these fluctuations in the future. In addition, we do not have a large group of managers experienced in international operations and will need to recruit additional management resources to successfully compete in many foreign markets. All of these risks could have a material adverse effect on our financial position or our results from operations. Moreover, as we increase the relative percentage of our business that is operated globally, we also increase the impact these factors have on our future operating results. Our start-up operation in Japan, in particular, has proven to be unprofitable to date and, in fact, has generated losses that have materially affected our financial results in the past and are expected to do so for some time in the future. Because of differing commercial practices, laws and other factors, our ability to use the Internet and electronic commerce to substantially increase sales in international locations may not progress at the same rate as in North America.

EURO: On January 1, 1999, 11 of the 15 member countries of the European Economic and Monetary Union established fixed conversion rates between their existing currencies and their new common currency (the "euro"). On July 1, 2002, new euro-denominated bills and coins will become the sole legal currency in those countries, and all former currencies will be withdrawn from circulation. Since the introduction of the euro, we have been evaluating the business implications of modifying our systems to properly recognize and handle conversion to the euro. Based on that evaluation, we need to make multiple changes and modifications to our current systems before July 1, 2002. We expect to complete our system modifications in advance of the deadline, and we do not expect our conversion to the euro to have a material effect on our financial position or the results of our operations. However, we may not complete the system changes by the targeted date, preventing us from accepting orders or collecting receivables from our customers or from paying our vendors. This could have an adverse impact on our business and our future operating results.

CONTRACT AND COMMERCIAL: We compete with a number of contract stationers, mail order and Internet operators, and retailers who supply office products and services to large and small businesses, both nationally and internationally. In order to achieve and maintain expected profitability levels, we must continue to grow this segment of the business while maintaining


                                                                 OFFICE DEPOT 27

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (CONTINUED)


the service levels and aggressive pricing necessary to retain existing customers. There can be no assurance we will be able to continue to expand our contract and commercial business while retaining our base of existing customers, and any failure to do so could have a material adverse effect on our profitability. We are also working on various initiatives to improve margin levels in this business segment, but there is no assurance that these initiatives will prove successful. Some of our competitors operate only in the contract and/or commercial channels and therefore may be able to focus more attention on the business services segment, thereby providing formidable competition. Our failure to adequately address this segment of our business could put us at a competitive disadvantage relative to these competitors.

SOURCES AND USES OF CASH: We believe that our current level of cash and cash equivalents, future operating cash flows, lease financing arrangements and funds available under our credit facilities and term loan should be sufficient to fund our planned expansion, integration and other operating cash needs for at least the next year. However, there can be no assurance that additional sources of financing will not be required during the next twelve months as a result of unanticipated cash demands, opportunities for expansion, acquisition or investment, changes in growth strategy, changes in our warehouse integration plans or adverse operating results. We could attempt to meet our financial needs through the capital markets in the form of either equity or debt financing. Alternative financing will be considered if market conditions make it financially attractive. There can be no assurance that any additional funds required by us, whether within the next twelve months or thereafter, will be available to us on satisfactory terms. Our inability to access needed financial resources could have a material adverse effect on our financial position or operating results.

EFFECTS OF CERTAIN ONE-TIME CHARGES: During the fourth quarter of 2000, we conducted a review of all aspects of our business, with particular attention on our North American Retail Division and on our distribution and supply chain activities (see the Business Review section of our MD&A for further details). We expect that these decisions will result in increasing our Company's profitability and efficiency in the future. However, this analysis involves many variables and uncertainties; and, as a result, we may not achieve any of the expected benefits. In 1999, we announced one-time charges against earnings for slow-moving inventories in our warehouses and stores and for accelerated store closings and relocations. Additionally, each quarter since our August 1998 merger with Viking, we have incurred merger and restructuring charges and credits. There can be no assurance that additional charges of this nature will not be required in the future as well. Such charges, if any, could have a materially adverse impact on our financial position or operating results in the future.

ECONOMIC DOWNTURN: In the past decade, the favorable United States economy has contributed to the expansion and growth of retailers. Our country has experienced low inflation, low interest rates, low unemployment and an escalation of new businesses. The economy has recently begun to show signs of a downturn. The Federal Reserve has recently reduced interest rates, and the stock market has shown signs that it may no longer be a "bull" market. The retail industry, in particular, is displaying signs of a slowdown, with several specialty retailers, both in and outside our industry segment, reporting earnings warnings in the last few months. This general economic slowdown may adversely impact our business and the results of our operations.

EXECUTIVE MANAGEMENT: Since the appointment of our new Chief Executive Officer, we have evolved our management organization to better address the future goals of our Company. This new organization has vacancies in several key positions, including the Chief Financial Officer. A search is underway to identify the best individuals to fill these positions; however, the process may be a protracted one. Furthermore, the new management structure may not be ideal for our Company and may not result in the benefits expected; and, as a result, may materially and adversely affect our future operating results.

DISCLAIMER OF OBLIGATION TO UPDATE

We assume no obligation (and specifically disclaim any obligation) to update these Cautionary Statements or any other forward-looking statements contained in this Annual Report to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements.


28 OFFICE DEPOT

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Office Depot, Inc.

We have audited the consolidated balance sheets of Office Depot, Inc. and Subsidiaries as of December 30, 2000 and December 25, 1999, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Office Depot, Inc. and Subsidiaries as of December 30, 2000 and December 25, 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
February 15, 2001


                                                                 OFFICE DEPOT 29

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)


                                                                             DECEMBER 30,       December 25,
                                                                                2000                1999
------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                  $    151,482       $    218,784
  Receivables, net of allowances of $34,461 in 2000 and $27,736 in 1999           896,333            849,478
  Merchandise inventories, net                                                  1,420,825          1,436,879
  Deferred income taxes                                                           157,779             68,279
  Prepaid expenses                                                                 72,670             57,632
------------------------------------------------------------------------------------------------------------
    Total current assets                                                        2,699,089          2,631,052
Property and equipment, net                                                     1,119,306          1,145,628
Goodwill, net                                                                     219,971            240,166
Other assets                                                                      157,968            259,337
------------------------------------------------------------------------------------------------------------
                                                                             $  4,196,334       $  4,276,183
============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                           $  1,136,994       $  1,239,301
  Accrued expenses and other liabilities                                          580,966            414,690
  Income taxes payable                                                             37,118             39,588
  Current maturities of long-term debt                                            153,259            250,466
------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                   1,908,337          1,944,045
Deferred income taxes and other credits                                            88,247            103,319
Long-term debt, net of current maturities                                         374,061            109,653
Zero coupon, convertible subordinated notes                                       224,438            211,446
Commitments and contingencies
Stockholders' equity:
  Common stock--authorized 800,000,000 shares of $.01 par value;
    issued 378,688,359 in 2000 and 376,212,439 in 1999                              3,787              3,762
  Additional paid-in capital                                                      939,214            926,295
  Unamortized value of long-term incentive stock grant                             (2,793)            (4,065)
  Accumulated other comprehensive income (loss)                                   (53,490)            15,730
  Retained earnings                                                             1,516,691          1,467,359
  Treasury stock, at cost--82,190,548 shares in 2000
    and 46,770,272 shares in 1999                                                (802,158)          (501,361)
------------------------------------------------------------------------------------------------------------
                                                                                1,601,251          1,907,720
------------------------------------------------------------------------------------------------------------
                                                                             $  4,196,334       $  4,276,183
============================================================================================================

The accompanying notes are an integral part of these statements.


30 OFFICE DEPOT

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share amounts)

                                                            2000               1999              1998
----------------------------------------------------------------------------------------------------------
Sales                                                   $ 11,569,696       $ 10,272,060       $  9,007,051
Cost of goods sold and occupancy costs                     8,479,698          7,450,310          6,484,464
----------------------------------------------------------------------------------------------------------
  Gross profit                                             3,089,998          2,821,750          2,522,587
Store and warehouse operating and selling expenses         2,361,301          1,969,817          1,651,355
Pre-opening expenses                                          13,465             23,628             17,150
General and administrative expenses                          501,700            381,611            330,194
Merger and restructuring costs                                (6,732)            (7,104)           119,129
Facility closure costs                                       110,038             40,425                 --
----------------------------------------------------------------------------------------------------------
  Operating profit                                           110,226            413,373            404,759
Other income (expense):
  Interest income                                             11,502             30,176             25,309
  Interest expense                                           (33,901)           (26,148)           (22,356)
  Miscellaneous income (expense), net                          4,632             (3,514)           (18,985)
----------------------------------------------------------------------------------------------------------
Earnings before income taxes                                  92,459            413,887            388,727
Income taxes                                                  43,127            156,249            155,531
----------------------------------------------------------------------------------------------------------
Net earnings                                            $     49,332       $    257,638       $    233,196
==========================================================================================================
Earnings per share:
  Basic                                                 $        .16       $        .71       $        .64
  Diluted                                                        .16                .69                .61
==========================================================================================================

The accompanying notes are an integral part of these statements.


                                                                 OFFICE DEPOT 31

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)


                                                                              Unamortized    Accumulated
                                             Common     Common   Additional  value of long-  other compre-
                                             stock      stock     paid-in    term incentive     hensive
                                             shares     amount    capital     stock grant    income (loss)
--------------------------------------------------------------------------------------------------------
Balance at December 27, 1997               367,663,995  $ 3,677  $ 761,685      $ (3,210)      $ (19,289)
Comprehensive income:
  Net earnings
  Foreign currency translation adjustment                                                          1,211

  Comprehensive income


Exercise of stock options (including
  income tax benefits)                       5,399,946       54      63,456
Issuance of stock under employee
  stock purchase plans                         467,394        4       7,896
Matching contributions under 401(k)
  and deferred compensation plans              203,055        2       3,882
Conversion of LYONs(R) to common stock          83,314        1       1,203
Amortization of long-term incentive
  stock grant                                                                        336
--------------------------------------------------------------------------------------------------------
Balance at December 26, 1998               373,817,704  $ 3,738   $ 838,122     $ (2,874)      $ (18,078)

Comprehensive income:
  Net earnings
  Foreign currency translation adjustment                                                        (28,319)
  Unrealized gain on investment
    securities, net of tax                                                                        62,127

  Comprehensive income

Acquisition of treasury stock
Retirement of treasury stock                (3,245,170)     (32)     (1,718)
Grant of long-term incentive stock             130,000        1       2,127       (2,127)
Exercise of stock options (including
  income tax benefits)                       4,457,024       45      72,865
Issuance of stock under employee
  stock purchase plans                         712,431        7       9,240
Matching contributions under 401(k)
  and deferred compensation plans              320,906        3       5,423
Conversion of LYONs(R) to common stock          23,710                  329
Payment for fractional shares in
  connection with 3-for-2 stock split           (4,166)                 (93)
Amortization of long-term incentive
  stock grant                                                                        936
--------------------------------------------------------------------------------------------------------
Balance at December 25, 1999               376,212,439  $ 3,762   $ 926,295     $ (4,065)      $  15,730

Comprehensive income:
  Net earnings
  Foreign currency translation adjustment                                                         (7,093)
  Realized gain on investment
    securities, net of tax                                                                       (62,127)

  Comprehensive income (loss)

Acquisition of treasury stock
Grant of long-term incentive stock              25,000                  199         (199)
Cancellation of long-term incentive stock      (50,000)                (819)         600
Exercise of stock options (including
  income tax benefits)                         424,809        4      (1,984)
Issuance of stock under employee
  stock purchase plans                       1,372,566       14       9,713
Matching contributions under 401(k)
  and deferred compensation plans              703,545        7       5,810
Amortization of long-term incentive
  stock grant                                                                        871
--------------------------------------------------------------------------------------------------------
Balance at December 30, 2000               378,688,359  $ 3,787   $ 939,214     $ (2,793)      $ (53,490)
========================================================================================================


                                             Compre-
                                             hensive       Retained     Treasury
                                           income (loss)   earnings      stock
--------------------------------------------------------------------------------
Balance at December 27, 1997                             $   976,525  $   (1,750)
Comprehensive income:
  Net earnings                              $ 233,196        233,196
  Foreign currency translation adjustment       1,211
                                            ---------
  Comprehensive income                      $ 234,407
                                            =========

Exercise of stock options (including
  income tax benefits)
Issuance of stock under employee
  stock purchase plans
Matching contributions under 401(k)
  and deferred compensation plans
Conversion of LYONs(R) to common stock
Amortization of long-term incentive
  stock grant
--------------------------------------------------------------------------------
Balance at December 26, 1998                             $ 1,209,721  $   (1,750)

Comprehensive income:
  Net earnings                              $ 257,638        257,638
  Foreign currency translation adjustment     (28,319)
  Unrealized gain on investment
    securities, net of tax                     62,127
                                            ---------
  Comprehensive income                      $ 291,446
                                            =========
Acquisition of treasury stock                                           (501,361)
Retirement of treasury stock                                               1,750
Grant of long-term incentive stock
Exercise of stock options (including
  income tax benefits)
Issuance of stock under employee
  stock purchase plans
Matching contributions under 401(k)
  and deferred compensation plans
Conversion of LYONs(R) to common stock
Payment for fractional shares in
  connection with 3-for-2 stock split
Amortization of long-term incentive
  stock grant
--------------------------------------------------------------------------------
Balance at December 25, 1999                             $ 1,467,359  $ (501,361)

Comprehensive income:
  Net earnings                              $  49,332         49,332
  Foreign currency translation adjustment      (7,093)
  Realized gain on investment
    securities, net of tax                    (62,127)
                                            ---------
  Comprehensive income (loss)               $ (19,888)
                                            =========
Acquisition of treasury stock                                           (300,797)
Grant of long-term incentive stock
Cancellation of long-term incentive stock
Exercise of stock options (including
  income tax benefits)
Issuance of stock under employee
  stock purchase plans
Matching contributions under 401(k)
  and deferred compensation plans
Amortization of long-term incentive
  stock grant
--------------------------------------------------------------------------------
Balance at December 30, 2000                            $  1,516,691  $ (802,158)
================================================================================

The accompanying notes are an integral part of these statements.


32 OFFICE DEPOT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                           2000        1999         1998
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                          $  49,332    $ 257,638    $ 233,196
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                         205,710      171,083      140,604
    Provision for losses on inventories and receivables                                   121,226      145,996      100,375
    Net (earnings) losses on equity method investments                                     (9,436)      (2,041)      15,254
    Accreted interest on zero coupon, convertible subordinated notes                       19,203       19,534       18,812
    Contributions of common stock to employee benefit and stock purchase plans              5,817        5,426        4,501
    Compensation expense for long-term incentive stock grants                                 652          479          336
    Deferred income tax benefit                                                           (81,814)        (430)     (38,244)
    Net gain on investment securities                                                     (12,414)          --           --
    Loss on disposal of property and equipment                                             10,585        9,882        1,640
    Write-down of impaired assets                                                         114,343       13,965       46,227
    Changes in assets and liabilities:
       Increase in receivables                                                            (85,327)    (152,523)     (88,595)
       (Increase) decrease in merchandise inventories                                     (66,348)    (284,489)      87,084
       Net increase in prepaid expenses and other assets                                  (21,561)     (24,862)     (16,792)
       Net increase in accounts payable, accrued expenses and deferred credits             66,514      209,791      174,217
---------------------------------------------------------------------------------------------------------------------------
  Total adjustments                                                                       267,150      111,811      445,419
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                 316,482      369,449      678,615
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of investment securities                                                      (30,112)    (154,364)     (36,697)
  Proceeds from maturities or sales of investment securities                               54,006      114,141       44,260
  Investments in unconsolidated joint ventures                                                 --       (1,606)     (40,475)
  Purchase of remaining ownership interest in joint ventures                                   --      (21,629)     (27,680)
  Capital expenditures                                                                   (267,728)    (392,305)    (233,089)
  Proceeds from sale of property and equipment                                              4,469        7,922       22,364
---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                    (239,365)    (447,841)    (271,317)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options and sale of stock under
    employee stock purchase plans                                                          12,388       59,082       64,237
  Repurchase of common stock for treasury                                                (300,797)    (501,006)          --
  Proceeds from issuance of long-term debt                                                430,522       42,841           --
  Payments on long- and short-term borrowings                                             (27,015)      (6,766)      (2,490)
  Repurchase of LYONs(R)                                                                 (249,191)          --           --
---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                      (134,093)    (405,849)      61,747
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                              (10,326)      (1,516)      (4,381)
---------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                      (67,302)    (485,757)     464,664
Cash and cash equivalents at beginning of period                                          218,784      704,541      239,877
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                              $ 151,482    $ 218,784    $ 704,541
===========================================================================================================================

The accompanying notes are an integral part of these statements.


                                                                 OFFICE DEPOT 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are in thousands except share and per share amounts)

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Office Depot, Inc., together with our subsidiaries, is the world's largest supplier of office products and services, operating in 18 countries throughout the world and doing business primarily under two brands--Office Depot(R) and Viking Office Products(R). We serve our customers, including those in countries operated under licensing and joint venture agreements, through multiple sales channels. They include an international chain of high-volume office supply stores located in nine countries; a contract sales network; 11 Internet sites, serving both our domestic and international customers; and catalog, mail order and delivery operations in 16 countries. After merging with Viking Office Products, Inc. ("Viking") in August 1998, we now have operations, either owned directly or operated through joint ventures or licensing arrangements, in Australia, Austria, Belgium, Canada, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Thailand, the United Kingdom, and the United States.

BASIS OF PRESENTATION: We operate on a 52- or 53-week fiscal year ending on the last Saturday in December. Our fiscal 2000 financial statements consisted of 53 weeks; all other periods presented in our consolidated financial statements consisted of 52 weeks. We have included account balances from our wholly-owned and majority-owned subsidiaries in our consolidated financial statements. We eliminate any significant intercompany transactions when consolidating the account balances of our subsidiaries. We have reclassified certain amounts in our prior year statements to conform them to the presentation used in the current year.

We currently maintain licensing agreements for the operation of Office Depot stores in Hungary, Poland, and Thailand; and we have entered into joint venture agreements for the operation of our stores in Israel and Mexico, which are accounted for using the equity method. Our portion of the income or loss from the operations of those two joint ventures is included in miscellaneous income (expense) on our Consolidated Statements of Earnings. The financial position, results of operations and cash flows from our French and Japanese retail operations have been included in our consolidated financial statements since November 1998 and April 1999, respectively, as a result of increasing our ownership share to 100% in each of those operations. Similarly, our share of the Thai joint venture's financial position, results of operations and cash flows have been included in our consolidated financial statements from April 1998 to October 1999, when our ownership interest was 80%. In November 1999, we sold our interest in our Thai operations to our joint venture partner and entered into a licensing arrangement. In the fourth quarter of 2000, we closed our two store locations in Colombia, which had been operating under a licensing agreement, ending all of our operations in that country.

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

RECEIVABLES: Included in our receivables are our trade receivables not sold through outside credit card programs and our other non-trade receivables. Our trade receivables totaled $547.4 million and $506.7 million at December 30, 2000 and December 25, 1999, respectively. We record an allowance for doubtful accounts, reducing our receivables balance to an amount we estimate is collectible from our customers. We encounter limited credit risk associated with our trade receivables because we have a large customer base that extends across many different industries and geographic regions.

Other receivables, totaling $348.9 million and $342.8 million as of December 30, 2000 and December 25, 1999, respectively, consist primarily of amounts due from our vendors under purchase rebate, cooperative advertising and various other marketing programs. Amounts we expect to receive from our vendors that relate to our purchase of merchandise inventories are capitalized and recognized as a reduction of our cost of goods sold as the merchandise is sold. Amounts relating to cooperative advertising and marketing programs are recognized as a reduction of our advertising expense in the period that the related expenses are incurred.


34 OFFICE DEPOT

MERCHANDISE INVENTORIES: Our inventories are stated at the lower of cost or market value. We use the weighted average method for determining the cost of over 90% of our inventories and the first-in-first-out (FIFO) method for the remainder of our inventories, primarily in our International Division.

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

We have not recognized income taxes on the undistributed earnings of certain of our foreign subsidiaries. Our intention is to reinvest such earnings permanently to fund further overseas expansion. Cumulative undistributed earnings of our foreign subsidiaries for which no Federal income taxes have been provided approximated $440.5 million and $354.5 million as of December 30, 2000 and December 25, 1999, respectively.

PROPERTY AND EQUIPMENT: We record our purchases of property and equipment at cost. We record depreciation and amortization in a manner that recognizes the cost of our depreciable assets in operations over their estimated useful lives using straight-line or accelerated methods. We estimate the useful lives of our depreciable assets to be 10-30 years for buildings and 3-10 years for furniture, fixtures and equipment. We amortize our leasehold improvements over the shorter of the terms of the underlying leases, including probable renewal periods, or the estimated useful lives of the improvements.

INVESTMENTS: All of our investments, except those which are consolidated or accounted for under the equity method, are classified as "available for sale" under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, we report our investments at fair value if fair value can be determined; otherwise, the investment is recorded at cost. Under SFAS No. 115, fluctuations in fair value of investments classified as "available for sale" are included as a separate component of stockholders' equity, net of applicable taxes. Permanent declines in the value of these investments are recognized in earnings in the period the impairment is determined. At December 30, 2000, we held investments in ten unrelated Internet-based companies and in a venture capital fund. The carrying amount of these investments was $29.9 million at December 30, 2000, compared to $152.0 million at December 25, 1999. The decline in value resulted from investment sales and impairments recorded in 2000 (see NOTE D). All of these investments, which are included in other assets, are classified as long-term on our 2000 Consolidated Balance Sheet.

GOODWILL: Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses we have acquired under the purchase method of accounting. We amortize our goodwill on a straight-line basis, generally over 40 years, which is the maximum period allowed. The accumulated amortization of our goodwill was $52.1 million and $44.5 million as of December 30, 2000 and December 25, 1999, respectively. We continually evaluate whether recent events or circumstances have occurred that would indicate that the remaining useful life of the goodwill has changed or that the remaining balance of goodwill may not be recoverable. In 2000, we determined that a portion of the goodwill balance related to the acquisition of our Japanese operations was impaired (see NOTE D).

IMPAIRMENT OF LONG-LIVED ASSETS: In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We evaluate for impairment at the location level and use the estimated undiscounted cash flows over the remaining life in determining if impairment exists. In 2000, we recorded impairment charges related to certain fixed assets (see NOTE D). We have also recognized impairment losses in association with merger and restructuring (see NOTE B) and store closure and relocation activities (see NOTE C). Measurement of an impairment loss for such long-lived assets is based on the fair value of the asset less any costs to sell that asset.

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

Investments: We use quoted market prices, if available, to determine the fair value of our long-term investments. Most of our long-term investments are in closely held corporations, and quoted market prices are not available. However, during 2000, we determined that significant events occurred, which required us to perform an evaluation of these non-public companies.

                                                                 OFFICE DEPOT 35

(Tabular amounts are in thousands except share and per share amounts)

Based on these evaluations, we reduced the carrying value of the investments to $29.9 million, which is our best estimate of the current fair value of these investments (see NOTE D).

Notes Payable: The fair values of our zero coupon, convertible subordinated notes are determined based on quoted market prices.

Other Debt: We estimate the fair value of our short- and long-term debt by discounting the cash flows using current interest rates for financial instruments with similar characteristics and maturities.

Interest Rate Swaps and Foreign Currency Contracts: The fair values of our interest rate swap and foreign currency contracts are the amounts we would receive or have to pay to terminate the agreements at the reporting date, taking into account current interest and exchange rates. These amounts are provided to us by a financial institution. For more information on these financial instruments, see the DERIVATIVE FINANCIAL INSTRUMENTS section of this note.

There were no significant differences as of December 30, 2000 and December 25, 1999 between the carrying value and fair value of our financial instruments except as disclosed below:

                                                                2000                          1999
                                                       Carrying         Fair         Carrying        Fair
                                                        Amount          Value         Amount         Value
------------------------------------------------------------------------------------------------------------
Zero coupon, convertible subordinated notes            $224,438      $ 195,453       $454,426      $ 433,031
Long-term investments for which it is practicable
  to estimate fair value--warrants(1)                        --         14,913             --         98,250
Interest rate swaps                                          --            (90)            --            (60)
Foreign currency contracts                                   --            470             --           (273)
------------------------------------------------------------------------------------------------------------

(1) We own 944,446 warrants to purchase shares of PurchasePro.com. Because the warrants have not been registered under the rules of the Securities
         Act of 1933, they are not publicly traded on a market exchange. We determined the fair value of these warrants using an option model with the assistance of our investment banker.

REVENUE RECOGNITION: We record revenue at the time of shipment for delivery and catalog sales, and at the point of sale for all retail store sales except for sales of extended warranty service plans. In 1999, we changed the way we account for the revenue generated from the sale of these contracts (see NOTE D). These service plans are sold to our customers and administered by an unrelated third party. All performance obligations and risk of loss associated with such contracts are economically transferred to the administrator at the time the contracts are sold to the customer. Our service plans typically extend over a period of one to four years. We recognize the gross margin on the sale of these contracts as revenue at the time of sale when we are not the legal obligor. In those states where we are the legal obligor, we defer any revenues and direct expenses associated with the sale of these warranty plans and recognize them over the service period of the contract. As a result of changes made to these contracts during 2000, we are no longer the legal obligor in the majority of states in which we sell these contracts. Also in 2000, we began recording an allowance for sales returns (see NOTE D).

SHIPPING AND HANDLING FEES AND COSTS: In September 2000, the Emerging Issues Task Force ("EITF") reached a consensus in EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," agreeing that shipping and handling fees must be classified as revenues. As a result, we have reclassified our income generated from shipping and handling fees from store and warehouse operating and selling expenses to revenues for all periods presented. There was no consensus reached on the classification of shipping and handling costs. We classify the costs related to shipping and handling as store and warehouse operating and selling expenses. These costs were $756.6 million in 2000, $594.2 million in 1999 and $535.0 million in 1998.

ADVERTISING: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues. We participate in cooperative advertising programs with our vendors in which they reimburse us for a portion of our advertising costs. Advertising expense, net of cooperative advertising allowances, amounted to $295.8 million in 2000, $285.3 million in 1999 and $230.8 million in 1998.

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

COMPREHENSIVE INCOME (LOSS): Comprehensive income (loss) represents the change in stockholders' equity from transactions and other events and circumstances arising from non-stockholder sources. Our comprehensive income (loss) for 2000 and 1999 consists of net income, foreign currency translation adjustments and realized and unrealized gains on investment securities that are available for sale, net of applicable income taxes. Our comprehensive income for 1998 consists of net income and foreign currency translation adjustments.

36  OFFICE DEPOT

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

Interest rate swaps involve the periodic exchange of payments without the exchange of the underlying principal amounts. New payments are recognized as an adjustment to interest expense. In 1999, we entered into a yen interest rate swap for a principal amount equivalent to $21.0 million, the full amount of which was outstanding on December 30, 2000, in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The swap will mature in July 2002.

Foreign currency contracts involve the future exchange of currencies at an agreed-upon exchange rate. We often enter into contracts to hedge certain of our inventory purchases when we pay our suppliers in a different currency than we sell to our customers. At December 30, 2000, we had approximately $470,000 of foreign currency contracts outstanding which will mature at varying dates through June 2001. At December 25, 1999, we had approximately $300,000 of foreign currency contracts outstanding. Since the introduction of the euro on January 1, 1999, the exchange rates between the European member countries have been effectively fixed. Because the United Kingdom is not one of the member countries, we currently use these foreign currency contracts to hedge our exposure to fluctuations in the exchange rate between the British pound and the euro. Gains and losses from these transactions are included in the cost of the underlying inventory purchases, which are not recognized in earnings until the inventory is sold.

NEW ACCOUNTING PRONOUNCEMENT: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that we record all derivatives as assets or liabilities measured at their fair value. Gains or losses resulting from changes in the values of those derivatives should be accounted for according to the intended use of the derivative and whether it qualifies for hedge accounting. In July 1999, the FASB issued SFAS No. 137, which deferred the effective date of SFAS No. 133 until the start of fiscal years beginning after June 15, 2000. We will adopt SFAS No. 133 for our fiscal year 2001. Assuming our current level of involvement in derivative instruments and hedging activities does not change before we adopt this statement, we do not expect the adoption of SFAS No. 133 to have a material impact on our financial position or the results of our operations.

NOTE B--MERGER AND RESTRUCTURING

VIKING MERGER: In August 1998, we completed our merger with Viking. Transactional and other direct expenses of this merger, primarily legal and investment banking fees, were recorded as merger and restructuring costs in 1998. Subsequent to the merger, we immediately began the process of integrating our Office Depot and Viking businesses. Our plans initially included the closing of 15 domestic Customer Service Centers ("CSCs") and the opening of five new domestic CSCs, as well as installing complex new systems in each surviving facility. During the fourth quarter of 1999, after evaluating the results of integrating two test facilities, we modified our CSC integration plans to incorporate a more simplified approach requiring less capital. At that time, our modified plan required the closing of 11 existing CSCs and the opening of two new CSCs, which were opened as test facilities in late 1999. In 2000, under the direction of our new management team, we reevaluated our integration plans and decided to integrate only those CSCs that would not have an adverse impact on customer service. Accordingly, we reduced the number of Viking CSCs that we had planned to integrate as part of the merger and restructuring to six, and we reduced the number of planned CSC closures as part of the merger and restructuring to eight. By the end of 2000, we had integrated five and closed seven of these CSCs, and we plan to complete the remaining integration and CSC closure relating to merger and restructuring in 2001. In conjunction with these CSC integrations and related closures, we have written off certain assets, such as leasehold improvements and redundant software and conveyor systems, in these CSCs. In addition, we have accrued certain costs of exiting these facilities that will provide no future economic benefit, such as future lease obligations, personnel retention and other termination costs. As a result of modifying our integration plans, we recorded a net reduction in previously accrued merger and restructuring charges for the Viking merger of $11.1 million in 2000 and $29.1 million in 1999.

CLOSURE OF FURNITURE AT WORK(TM) AND IMAGES(TM) STORES: As a result of our decision to focus on the continued growth of our core businesses and on expanding our international operations, we closed nine of our Furniture at Work(TM) and Images(TM) stores in 1999 and one in the fourth quarter of 1998. We recorded the exit costs related to closing these facilities in merger and restructuring costs.

ACQUISITION OF JOINT VENTURE INTERESTS IN FRANCE AND JAPAN: In November 1998, we purchased our joint venture partner's interest in our French Office Depot retail operations. Following this purchase, we decided to restructure and integrate the separate Office Depot and Viking operations in France. During 1999, we merged the Office Depot and Viking headquarters into a new office that is more conveniently located for our business needs. In April 1999, we purchased our joint venture partner's interest in our Japanese Office Depot retail operations and announced


                                                               OFFICE DEPOT   37

(Tabular amounts are in thousands except share and per share amounts)

plans to restructure and integrate our operations in Japan. We recorded merger and restructuring costs in 1999 associated with those activities.

Merger and restructuring costs in 2000, 1999 and 1998 consist of the following charges (credits):

                                                2000           1999             1998
-------------------------------------------------------------------------------------
Viking Merger:
  Costs directly attributable
    to the merger transactions                 $    --        $    236       $ 31,555
  Asset write-offs associated with
    closing identified facilities and
    the write-off of software
    applications to be abandoned                (6,226)        (19,065)        41,962
  Other facility exit costs,
    principally estimated lease
    costs subsequent to the
    expected closing of
    each facility                               (4,857)        (10,051)        20,079
  Personnel retention and
    termination costs                            4,798             295         14,553
-------------------------------------------------------------------------------------
                                               $(6,285)       $(28,585)      $108,149
-------------------------------------------------------------------------------------
Closure of Furniture at Work(TM)
  and Images(TM) Stores:
  Asset write-offs associated
    with the closing of stores                 $    --        $  2,813       $  3,882
  Other facility exit costs,
    principally estimated lease
    costs subsequent to
    closing the stores                             234          (4,832)         7,098
-------------------------------------------------------------------------------------
                                               $   234        $ (2,019)      $ 10,980
-------------------------------------------------------------------------------------
Acquisition of Joint Venture
  Interests in France and Japan:
  Costs directly attributable to
    the acquisitions                           $    --        $  1,317       $     --
  Asset write-offs associated
    with closing identified facilities            (470)          3,023             --
  Other facility exit costs, principally
    estimated lease costs
    subsequent to the expected
    closing of each facility                        --           5,311             --
  Personnel retention and
    termination costs                             (211)         13,849             --
-------------------------------------------------------------------------------------
                                               $  (681)       $ 23,500       $     --
-------------------------------------------------------------------------------------
  Total                                        $(6,732)       $ (7,104)      $119,129
-------------------------------------------------------------------------------------

As of the years ended 2000 and 1999, we had remaining accruals of approximately $3.9 million and $21.3 million, respectively, for merger and restructuring costs. Amounts expensed for asset write-offs are recorded as a reduction of our fixed assets; all other amounts are recorded as accrued expenses. The activity in the liability accounts by cost category is as follows:

                         Beginning       New           Cash          Other         Ending
                          Balance      Charges       Payments     Adjustments
Balance
------------------------------------------------------------------------------------------
2000
Accrued direct
  merger costs             $ 1,639      $    --      $    (86)      $ (1,553)      $    --
Accrued other
  facility exit costs        7,764        1,348        (2,835)        (5,090)        1,187
Accrued personnel
  retention and
  termination costs         11,865        4,798       (11,450)        (2,480)        2,733
------------------------------------------------------------------------------------------
Total accrued costs        $21,268      $ 6,146      $(14,371)      $ (9,123)      $ 3,920
------------------------------------------------------------------------------------------
1999
Accrued direct
  merger costs             $ 1,626      $ 1,684      $ (1,540)      $   (131)      $ 1,639
Accrued other
  facility exit costs       26,080        4,344        (8,744)       (13,916)        7,764
Accrued personnel
  retention and
  termination costs         13,126       20,007       (15,405)        (5,863)       11,865
------------------------------------------------------------------------------------------
Total accrued costs        $40,832      $26,035      $(25,689)      $(19,910)      $21,268
------------------------------------------------------------------------------------------

The other adjustments column represents adjustments of original estimates and other adjustments pursuant to plan modifications made during the fourth quarters of 2000 and 1999. Although we do not expect to incur additional merger and restructuring costs, there can be no assurance that this will be the case.

NOTE C--FACILITY CLOSURE COSTS

Following a change in senior management, we performed a comprehensive review of our business during the latter half of 2000. As a result of this business review, we decided to close 76 under-performing stores and four inefficient warehouses. Accordingly, we recorded a charge of $110.0 million, which was comprised of net lease obligations ($75.2 million), asset write-offs ($21.7 million), severance ($2.8 million), and various other exit costs such as leased equipment, labor, and facility clean-up ($10.3 million).

Also, as a result of our store closure program, we entered into an agreement with an unrelated third party to assist in the liquidation of the inventory in the closing stores. Accordingly, we recorded a charge of $12.8 million to write down the inventory in those stores to net realizable value. This charge is included in cost of goods sold.


38   OFFICE DEPOT

In 1999, we recorded facility closure charges of $40.4 million to reflect our decision to accelerate our store closure program for under-performing stores and our relocations program for older stores in our North American Retail Division. These charges consisted of asset write-offs ($29.2 million), residual lease obligations ($8.3 million) and other exit costs ($2.9 million).

NOTE D--OTHER ONE-TIME CHARGES AND ADJUSTMENTS

The comprehensive review discussed in NOTE C above had the following additional financial impacts:

- Inventory--$25.6 million (included in cost of goods sold), representing a write-down to net realizable value of inventory in stores and CSCs that is being eliminated from our merchandise assortment. This will allow us to focus on our core business customer, reduce complexity, and provide better customer service by having better "in stock" positions on products that customers buy most often.

- Property and equipment--$74.2 million ($63.0 million included in store and warehouse operating and selling expenses and $11.2 million included in general and administrative expenses), representing impairment of assets in our closing stores and the write-off of old signage and obsolete technology-related assets.

- Investments--$45.5 million (included in miscellaneous income (expense)), representing a reduction in the value of certain Internet investments. These holdings are primarily businesses that are privately held and are involved in marketing partnership agreements with Office Depot. Because quoted market prices for these privately held businesses are not available, we determined the current value of our investments in these businesses by analyzing their financial position and plans, industry valuation indices, current economic conditions including liquidity, and the current market for Internet companies.

- Goodwill--$11.1 million (included in miscellaneous income (expense)), representing impairment of goodwill associated with the acquisition of our Japanese operations. The Office Depot Japan retail operations have not performed to expectations. A new operating model and significant additional investments will be necessary to enable the current stores to achieve profitability, which may never occur even with the model changes and capital infusion.

- Sales returns and allowances--$10.5 million, net (comprised of a reduction of sales of $42.8 million partially offset by a reduction of cost of goods sold of $32.3 million), to establish a reserve for sales returns and allowances (prior periods were not restated because of the insignificance to prior years' financial results and retained earnings).

- Severance--$35.6 million ($33.9 million included in general and administrative expenses and $1.7 million included in store and warehouse operating and selling expenses), representing severance relating to changes in executive management and a reduction in our contract sales force.

Also included in the results of operations for 2000 is a gain on the sale of certain investments of approximately $57.9 million. This gain is included in miscellaneous income (expense) on our Consolidated Statements of Earnings.

In 1999, we increased our provision for slow-moving and obsolete inventories in our warehouses and stores by $56.1 million. This charge was primarily related to slow-moving technology-related products whose market values were adversely affected by accelerated rates of change in technology; and a rationalization of the warehouse inventory assortments in conjunction with the Viking warehouse consolidation.

Also in 1999, we changed our method of accounting for revenue generated from sales of extended warranty service plans. Under the laws of certain states, we are obligated to assume the risk of loss associated with such plans. In these states, we modified our accounting to recognize revenue for warranty service contract sales over the service period, which typically extends over a period of one to four years. In those states where we are not the legal obligor, we modified our accounting to recognize warranty revenues net of the related direct costs. This change resulted in a reduction in our 1999 gross profit of $15.8 million.

NOTE E--PROPERTY AND EQUIPMENT

Property and equipment consisted of:

                                            DECEMBER 30,     December 25,
                                                2000             1999
-------------------------------------------------------------------------
Land                                        $    89,458       $    88,312
Buildings                                       248,297           183,596
Leasehold improvements                          609,701           561,455
Furniture, fixtures and equipment               937,050           889,650
-------------------------------------------------------------------------
                                              1,884,506         1,723,013
Less accumulated depreciation                  (765,200)         (577,385)
-------------------------------------------------------------------------
                                            $ 1,119,306       $ 1,145,628
-------------------------------------------------------------------------

The above table of property and equipment includes assets held under capital leases as follows:

                                           DECEMBER 30,      December 25,
                                               2000              1999
-------------------------------------------------------------------------
Buildings                                   $  53,397         $  48,326
Furniture, fixtures and equipment              41,909            34,359
-------------------------------------------------------------------------
                                               95,306            82,685
Less accumulated depreciation                 (26,193)          (16,817)
-------------------------------------------------------------------------
                                            $  69,113         $  65,868
-------------------------------------------------------------------------


                                                              OFFICE DEPOT    39

(Tabular amounts are in thousands except share and per share amounts)

NOTE F--LONG-TERM DEBT

Debt that will mature within one year consisted of the following:

                                           DECEMBER 30,      December 25,
                                               2000              1999
-------------------------------------------------------------------------
Capital lease obligations                   $     7,259       $     7,486
Domestic 364-day credit
  facility borrowings                           146,000                --
Zero coupon, convertible
  subordinated notes                                 --           242,980
-------------------------------------------------------------------------
                                            $   153,259       $   250,466
-------------------------------------------------------------------------

In June 2000, we entered into a domestic credit agreement with a 364-day term and current borrowing rate of 0.500% over the London Interbank Offered Rate ("LIBOR"). This agreement provides us with a working capital line totaling $300.0 million and contains restrictive covenants that are similar to our five-year domestic facility described below. As of December 30, 2000, we had outstanding borrowings of $146.0 million under this facility, which had an average effective interest rate of 7.996%.

Our 1993 Liquid Yield Option Notes ("LYONs(R)") (described in more detail in NOTE G) had an option feature that allowed each holder of a note to require us, on November 1, 2000, to purchase the LYONs(R) from them at the issue price plus accrued original issue discount. The majority of the bondholders exercised this option, and 342.1 million out of 345.0 million in outstanding bonds were tendered. We paid the holders $249.2 million in cash, funded through our domestic credit facility. We have classified the remaining bonds as long-term on our December 30, 2000 balance sheet.

Long-term debt consisted of the following:

                                           DECEMBER 30,      December 25,
                                               2000              1999
-------------------------------------------------------------------------
Domestic five-year credit
  facility borrowings                       $   243,587       $        --
Yen facility borrowings                          63,981            47,435
Capital lease obligations
  collateralized by certain
  buildings and equipment                        73,752            69,439
Other                                                --               265
Less current portion                             (7,259)           (7,486)
-------------------------------------------------------------------------
                                            $   374,061       $   109,653
-------------------------------------------------------------------------

Our five-year domestic credit facility provides us with a working capital line and letters of credit capacity totaling $300.0 million. As of December 30, 2000, we had outstanding borrowings of $243.6 million under this line of credit, as well as letters of credit totaling $49.5 million. Our five-year agreement was entered into in February 1998 and currently has a borrowing rate of 0.475% over LIBOR. At December 30, 2000, the average effective interest rate on borrowings under this facility was 7.001%.

This credit facility expires in February 2003 and contains certain restrictive covenants relating to various financial statement ratios.

In July 1999, we entered into term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for our operating and expansion activities in Japan. The yen facilities provide for maximum aggregate borrowings of (Y)9.76 billion (the equivalent of $85.3 million at December 30, 2000) at an interest rate of 0.875% over the Tokyo Interbank Offered Rate ("TIBOR"). These facilities are available to us until July 2002. The yen facilities loan agreements are tied to the covenants in our domestic facilities described earlier. As of December 30, 2000, we had outstanding yen borrowings equivalent to $64.0 million under these yen facilities, which had an average effective interest rate of 1.252%. Effective as of October 28, 1999, we entered into a yen interest rate swap with a financial institution for a principal amount equivalent to $21.0 million at December 30, 2000 in order to hedge against the volatility of the interest payments on a portion of our yen borrowings. The terms of the swap specify that we pay an interest rate of 0.700% and receive TIBOR. The swap will mature in July 2002.

Under our capital lease agreements, we are required to make certain monthly, quarterly or annual lease payments through 2020. Our aggregate minimum capital lease payments for the next five years and beyond, with their present value as of December 30, 2000, are as follows:

                                                   DECEMBER 30,
                                                      2000
---------------------------------------------------------------
2001                                               $ 12,784
2002                                                 12,757
2003                                                 12,792
2004                                                  7,760
2005                                                  5,854
Thereafter                                           68,888
---------------------------------------------------------------
Total minimum lease payments                        120,835
Less amount representing
  interest at 5.35% to 9.19%                         47,083
---------------------------------------------------------------
Present value of net minimum
  lease payments                                     73,752
Less current portion                                  7,259
---------------------------------------------------------------
Long-term portion                                  $ 66,493
---------------------------------------------------------------

NOTE G--ZERO COUPON, CONVERTIBLE SUBORDINATED NOTES

On December 11, 1992, we issued to the public LYONs(R) with principal amounts totaling $316.3 million and proceeds of $150.8 million (the "1992 LYONs(R)"). We issued each 1992 LYON(R) for a price of $476.74, and we are not required to make periodic interest payments on the notes. Our 1992 LYONs(R) will mature on December 11, 2007 at $1,000 per LYON(R), representing


40   OFFICE DEPOT
a yield to maturity, computed on a semi-annual bond equivalent basis, of 5%.

On November 1, 1993, we issued to the public LYONs(R) with principal amounts totaling $345.0 million and proceeds of $190.5 million (the "1993 LYONs(R)"). We issued each 1993 LYON(R) for a price of $552.07, and we are not required to make periodic interest payments on the notes. Our 1993 LYONs(R) will mature on November 1, 2008 at $1,000 per LYON(R), representing a yield to maturity, computed on a semi-annual bond equivalent basis, of 4%.

All LYONs(R) are subordinated to all of our existing and future senior indebtedness.

Each LYON(R) is convertible at the option of the holder at any time on or prior to maturity into our common stock at a conversion rate of 43.895 shares per 1992 LYON(R) and 31.851 shares per 1993 LYON(R). On November 1, 2000, the majority of the holders of our 1993 LYONs(R) required us to purchase the LYONs(R) from them at the issue price plus accrued original issue discount. We paid the holders $249.2 million in connection with this repurchase, and reclassified the remaining 1993 LYONs(R) obligation to long-term on our balance sheet. Our 1992 LYONs(R) have a similar provision, where our holders may require us to purchase these notes at the issue price plus accrued original issue discount, on December 11, 2002. If the holders decide to exercise their put option, we have the choice of paying the holders in cash, common stock or a combination of the two. The total outstanding amounts of the 1992 and 1993 LYONs(R) as of December 30, 2000, including accrued interest, approximated $222.3 million and $2.1 million, respectively.

Beginning on December 11, 1996 for the 1992 LYONs(R) and on November 1, 2000 for the 1993 LYONs(R), we can redeem all or part of these notes at any time from the holders for cash equal to the issue price plus accrued original issue discount through the date of redemption. As of December 30, 2000, we have reserved 13,844,869 shares of unissued common stock for conversion of the zero coupon, convertible subordinated notes.

NOTE H--INCOME TAXES

Our income tax provision consisted of the following:

                                      2000            1999            1998
----------------------------------------------------------------------------
Current provision:
  Federal                           $ 71,407       $ 114,800       $ 147,031
  State                               22,616          15,561          23,975
  Foreign                             30,918          26,318          22,769
Deferred tax benefit                 (81,814)           (430)        (38,244)
----------------------------------------------------------------------------
Total provision for
  income taxes                      $ 43,127       $ 156,249       $ 155,531
----------------------------------------------------------------------------

The tax-effected components of deferred income tax assets and liabilities consisted of the following:

                                             DECEMBER 30,     December 25,
                                                 2000             1999
--------------------------------------------------------------------------
Self insurance accruals                       $   23,702       $   18,366
Inventory                                         17,790           16,650
Vacation pay and other
  accrued compensation                            27,762           14,997
Reserve for bad debts                              7,493            6,589
Reserve for facility closings                     67,563           16,537
Merger costs                                       6,117            9,011
Unrealized loss on investments                    17,499               --
Foreign and state net operating
  loss carryforwards                              91,037           74,645
Other items, net                                  27,343           21,958
--------------------------------------------------------------------------
  Gross deferred tax assets                      286,306          178,753
Valuation allowance                              (91,037)         (74,645)
--------------------------------------------------------------------------
  Deferred tax assets                            195,269          104,108
Basis difference in fixed assets                  51,797           42,806
Unrealized gain on
  investment securities                               --           39,222
Capitalized leases                                 5,757            5,275
Excess of tax over book amortization               1,214            1,172
Other items, net                                  16,294           16,460
--------------------------------------------------------------------------
  Deferred tax liabilities                        75,062          104,935
--------------------------------------------------------------------------
Net deferred tax assets (liabilities)         $  120,207       $     (827)
--------------------------------------------------------------------------

As of December 30, 2000, we had approximately $143 million of foreign and $419 million of state net operating loss carryforwards. Of these carryforwards, $38 million will expire in 2001 and the balance will expire between 2002 and 2020. The valuation allowance has been developed to reduce our deferred tax asset to an amount that is more likely than not to be realized, and is based upon the uncertainty of the realization of certain foreign and state deferred tax assets relating to net operating loss carryforwards.

The following is a reconciliation of income taxes at the Federal statutory rate of 35% to our provision for income taxes:

                                      2000           1999             1998
----------------------------------------------------------------------------
Federal tax computed at
  the statutory rate                $ 32,361       $ 144,862       $ 136,054
State taxes, net of
  Federal benefit                      6,899          12,383          14,978
Nondeductible
  goodwill amortization                1,744           1,964           1,990
Merger costs                             969           2,920          11,044
Foreign income taxed at
  rates other than Federal              (667)         (6,508)        (10,061)
Other items, net                       1,821             628           1,526
----------------------------------------------------------------------------
Provision for income taxes          $ 43,127       $ 156,249       $ 155,531
----------------------------------------------------------------------------



                                                              OFFICE DEPOT    41

(Tabular amounts are in thousands except share and per share amounts)

NOTE I--COMMITMENTS AND CONTINGENCIES

OPERATING LEASES: We lease facilities and equipment under agreements that expire in various years through 2021. Substantially all such leases contain provisions for multiple renewal options. In addition to minimum rentals, we are required to pay certain executory costs, such as real estate taxes, insurance and common area maintenance, on most of our facility leases. We are also required to pay additional rent on certain of our facility leases if sales exceed a specified amount. The table below shows you our future minimum lease payments due under non-cancelable leases as of December 30, 2000. These minimum lease payments do not include facility leases that were accrued as merger and restructuring costs or store closure and relocation costs (See NOTES B and C).

2001                                               $  352,328
2002                                                  322,181
2003                                                  271,476
2004                                                  221,206
2005                                                  188,692
Thereafter                                            929,490
-------------------------------------------------------------
                                                    2,285,373
Less sublease income                                   21,585
-------------------------------------------------------------
                                                   $2,263,788
-------------------------------------------------------------

We are in the process of opening new stores and CSCs in the ordinary course of business, and leases signed subsequent to December 30, 2000 are not included in the above described commitment amounts. Rent expense, including equipment rental, was approximately $393.5 million, $321.5 million and $249.2 million in 2000, 1999 and 1998, respectively. Included in this rent expense was approximately $1.1 million, $0.8 million, and $1.1 million of contingent rent, otherwise known as percentage rent, in 2000, 1999, and 1998, respectively. Rent expense was reduced in 2000, 1999, and 1998 by sublease income of approximately $3.0 million, $3.2 million, and $4.0 million, respectively.

GUARANTEE OF PRIVATE LABEL CREDIT CARD RECEIVABLES: We have private label credit card programs that are managed by two financial services companies. We are the guarantor of all loans between our customers and the financial services companies. Our maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables, less reserves held by the financial services companies which are funded by us. At December 30, 2000, this exposure totaled approximately $239.2 million.

OTHER: We are involved in litigation arising in the normal course of our business. In our opinion, these matters will not materially affect our financial position or results of our operations.

NOTE J--EMPLOYEE BENEFIT PLANS

LONG-TERM EQUITY INCENTIVE PLAN

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

As of December 30, 2000, we had 55,807,052 shares of common stock reserved for issuance to directors, officers and key employees under our Long-Term Equity Incentive Plan. Under this plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns at least 10% of our outstanding common stock, the option price must be at least 110% of the market price on the date of the grant.

Options granted under this plan and options granted in July 1998 under Viking's prior plans become exercisable from one to five years after the date of grant, provided that the individual is continuously employed with us. The vesting periods for all other options granted under Viking's prior plans were accelerated, and the options became exercisable, as of the date of our merger with Viking in August 1998. All options granted expire no more than ten years from the date of grant.

Under this plan, we have also issued 236,193 shares of restricted stock at no cost to the employees, 63,565 of which have been canceled. The fair market value of these awards approximated $3.0 million at the date of the grants. Common stock issued under this plan is restricted, with vesting periods of up to four years from the date of grant. We recognize compensation expense over the vesting period.

We record an estimate of the tax benefit that we anticipate we will receive based on the stock options exercised. Each year, we adjust the prior year's estimated tax benefit based on the actual stock sold during the year. In 2000, this adjustment resulted in a reduction of our estimated 1999 tax benefit and completely offset our 2000 estimated tax benefit (see NOTE M).

LONG-TERM INCENTIVE STOCK PLAN

Viking had a Long-Term Incentive Stock Plan that, prior to the merger, allowed Viking's management to award up to 2,400,000 restricted shares of common stock to key Viking employees. Under this plan, 1,845,000 shares were issued at no cost to employees, 1,200,000 of which have been canceled. Pursuant to the merger agreement, shares issued under this plan were converted to Office Depot common stock, and no additional shares may be issued under the plan. The fair market value of


42    OFFICE DEPOT
these restricted stock awards approximated $10.0 million at the date of the grants. Prior to the merger, the vesting period was 15 years. Because of the plan's change in control provision, however, the employees now vest in their stock ratably over the 15-year period. Compensation expense is recognized over the vesting period.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan, which was approved effective July 1999, replaces our prior plan and Viking's plan and permits eligible employees to purchase our common stock at 85% of its fair market value. The maximum aggregate number of shares eligible for purchase under this plan is 3,125,000.

OTHER STOCK-BASED COMPENSATION PLANS

We have two stock-based compensation plans that are effective in Australia and the United Kingdom. These plans allow eligible employees to purchase up to 537,813 shares of common stock at 80-85% of its fair market value.

RETIREMENT SAVINGS PLANS

We have a 401(k) retirement savings plan which allows eligible employees to contribute up to 18% of their salaries, commissions and bonuses, up to $10,500 annually, to the plan on a pretax basis in accordance with the provisions of
Section 401(k) of the Internal Revenue Code. We make matching contributions of common stock into the plan that is equivalent to 50% of the first 3% of an employee's contributions. We may, at our option, make discretionary matching common stock contributions in addition to the normal match. We also have a deferred compensation plan, which permits eligible employees to make tax-deferred contributions of up to 18% of their salaries, commissions and bonuses to the plan. We make matching contributions to the deferred compensation plan similar to those under our 401(k) retirement savings plan described above.

Until April 2000, Viking had a separate profit sharing plan that included a 401(k) plan that allowed eligible employees to make pretax contributions. Under the profit sharing plan, we made matching cash contributions of 25% of the first 6% of an employee's contributions. In April 2000, Viking's profit sharing plan was dissolved, and all plan funds were transferred into Office Depot's 401(k) retirement savings plan. Participants of the old Viking plan, as well as all eligible Viking employees, may now contribute to the Office Depot current 401(k) plan, which is discussed in the above paragraph.

ACCOUNTING FOR STOCK-BASED COMPENSATION

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our stock-based compensation plans. The compensation cost that we have charged against income for our Long-Term Equity Incentive Plan, Long-Term Incentive Stock Plan, Employee Stock Purchase Plans and retirement savings plans approximated $11.2 million, $12.5 million and $19.9 million in 2000, 1999 and 1998, respectively. No other compensation costs have been recognized under our stock-based compensation plans. Had compensation cost for awards under our stock-based compensation plans been determined using the fair value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," our net earnings and earnings per share would have been reduced to the pro forma amounts presented below:

                                2000      1999      1998
-------------------------------------------------------------
Net earnings
  As reported                   $49,332   $257,638   $233,196
  Pro forma                      11,253    226,424    184,916
Basic earnings per share
  As reported                   $  0.16   $   0.71   $   0.64
  Pro forma                        0.04       0.63       0.50
Diluted earnings per share
  As reported                   $  0.16   $   0.69   $   0.61
  Pro forma                        0.04       0.61       0.49
-------------------------------------------------------------

The fair value of each stock option granted is established on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2000, 1999 and 1998:

-        expected volatility rates of 40% for 2000, 35% for 1999, and 25% for
         1998

-        risk-free interest rates of 6.37% for 2000, 5.84% for 1999, and 4.88%
         for 1998

- expected lives of 5.6, 5.6, and 5.0 years for 2000, 1999, and 1998, respectively

-        a dividend yield of zero for all three years


                                                               OFFICE DEPOT   43

(Tabular amounts are in thousands except share and per share amounts)

A summary of the status of and changes in our stock option plans for the last three years is presented below.

                                                  2000                          1999                            1998
----------------------------------------------------------------------------------------------------------------------------
                                                       Weighted                      Weighted                       Weighted
                                                       Average                       Average                        Average
                                                       Exercise                      Exercise                       Exercise
                                         Shares         Price          Shares         Price          Shares          Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       33,507,066       $15.31       31,369,122       $13.75       28,708,497       $10.79
Granted                                 9,937,750         8.73        8,123,883        18.85        9,225,000        20.49
Canceled                               (6,608,072)       16.45       (1,325,988)       15.91       (1,165,218)       13.56
Exercised                                (430,515)        6.18       (4,659,951)       10.31       (5,399,157)        9.59
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             36,406,229       $12.81       33,507,066       $15.31       31,369,122       $13.75
----------------------------------------------------------------------------------------------------------------------------

As of December 30, 2000, the weighted average fair values of options granted during 2000, 1999, and 1998 were $4.18, $8.24, and $6.77, respectively.

The following table summarizes information about options outstanding at December 30, 2000.

                                       Options Outstanding                                  Options Exercisable
                     ----------------------------------------------------------      ----------------------------------
                                            Weighted
                                       Average Remaining           Weighted                                 Weighted
   Range of            Number           Contractual Life            Average            Number               Average
Exercise Prices      Outstanding           (in years)            Exercise Price      Exercisable         Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$ 0.17 - $ 1.95          135,610               4.6                  $ 0.22              135,610              $ 1.44
  1.96 -   2.94          129,956               1.5                    2.52              129,956                2.52
  2.95 -   4.42        1,079,119               0.4                    3.79            1,079,119                3.79
  4.43 -   6.64          800,252               5.7                    5.85              426,752                5.37
  6.65 -   9.97        8,695,357               6.4                    7.87            4,283,100                8.92
  9.98 -  14.96       12,250,463               6.5                   11.54            7,727,552               12.03
 14.97 -  22.45       10,653,093               7.0                   18.07            6,066,764               18.22
 22.46 -  25.00        2,662,379               7.5                   24.16            1,027,051               24.13
-----------------------------------------------------------------------------------------------------------------------
$ 0.17 - $25.00       36,406,229               6.5                  $12.81           20,875,904              $13.09
-----------------------------------------------------------------------------------------------------------------------



44     OFFICE DEPOT

NOTE K--CAPITAL STOCK

PREFERRED STOCK

As of December 30, 2000, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

STOCKHOLDER RIGHTS PLAN

Effective September 4, 1996, we adopted a Stockholder Rights Plan (the "Rights Plan"). Under this Rights Plan, each of our stockholders is issued one right to acquire one one-thousandth of a share of our Junior Participating Preferred Stock, Series A at an exercise price of $63.33, subject to adjustment, for each outstanding share of Office Depot common stock they own. These rights are only exercisable if a single person or company were to acquire 20% or more of our outstanding common stock or if we announced a tender or exchange offer that would result in 20% or more of our common stock being acquired.

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

STOCK SPLIT

On February 24, 1999, we declared a three-for-two stock split in the form of a 50% stock dividend, payable April 1, 1999. All share and per share amounts have been restated in our financial statements to reflect this stock split. In conjunction with the stock split, we issued 124,560,075 additional shares on April 1, 1999.

TREASURY STOCK

In August 1999, our Board approved a $500 million stock repurchase program. This program was completed by the end of 1999, with the purchase of 47 million shares of our stock at a total cost of $500 million plus commissions. In 2000, our Board approved additional stock repurchases of up to $300 million, bringing our total authorization to $800 million. We have completed these programs in 2000, purchasing an additional 35 million shares of our stock for $300 million plus commissions.

NOTE L--NET EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that the zero coupon, convertible subordinated notes, if dilutive, are converted as of the beginning of the period and that, under the treasury stock method, dilutive stock options are exercised. Net earnings under this assumption have been adjusted for interest on the zero coupon, convertible subordinated notes, net of the related income tax effect.

The information required to compute basic and diluted net earnings per share is as follows (both share and dollar amounts are in thousands):

                                     2000            1999           1998
----------------------------------------------------------------------------
Basic:
  Weighted average number of
    common shares outstanding        309,301         361,499         367,065
----------------------------------------------------------------------------
Diluted:
  Net earnings                      $ 49,332       $ 257,638       $ 233,196
  Interest expense related to
    convertible notes net of tax          --          12,068          11,532
----------------------------------------------------------------------------
  Adjusted net earnings             $ 49,332       $ 269,706       $ 244,728
----------------------------------------------------------------------------
  Weighted average number of
    common shares outstanding        309,301         361,499         367,065
  Shares issued upon
    assumed conversion of
    convertible notes                     --          24,744          24,810
  Shares issued upon assumed
    exercise of stock options          1,930           7,414          10,444
----------------------------------------------------------------------------
  Shares used in computing
    diluted net earnings per
    common share                     311,231         393,657         402,319
----------------------------------------------------------------------------

For 2000, our zero coupon, convertible subordinated notes would have been anti-dilutive, and therefore the shares (23.0 million) and related interest expense ($12.1 million) were excluded from our calculation of diluted earnings per share. Options to purchase 30.8 million shares of common stock at an average exercise price of approximately $14.41 per share were not included in our computation of diluted earnings per share for 2000 because their effect would also have been anti-dilutive.


                                                             OFFICE DEPOT     45

(Tabular amounts are in thousands except share and per share amounts)


NOTE M--SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES

Our Consolidated Statements of Cash Flows for 2000, 1999 and 1998 do not include the following noncash investing and financing transactions:

                                         2000               1999              1998
------------------------------------------------------------------------------------
Assets acquired under
  capital leases                       $ 12,569           $ 37,881          $  8,935
Common stock issued upon
  conversion of debt                         --                329             1,204
Additional paid-in capital
  related to tax benefit on
  stock options exercised
  See Note J                             (4,640)            22,987            11,235
Unrealized gain on investment
  securities, net of income taxes            --             62,128                --
Shares received into treasury for
  payment of withholding taxes
  on stock options exercised                 --                354                --
------------------------------------------------------------------------------------

NOTE N--SEGMENT INFORMATION

We adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for our fiscal year ended December 26, 1998.

We operate in three reportable segments: North American Retail Division, Business Services Group ("BSG"), and International Division. Each of these segments is managed separately primarily because it serves different customer groups. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see NOTE A). Our senior management evaluates the performance of each business segment based on operating income, which is defined as income before income taxes, interest income and expense, goodwill amortization, merger and restructuring costs, facility closure costs, general and administrative expenses and pre-opening expenses. In 2000, we refined our segment definitions to better reflect our current management responsibilities. We have restated our information for the prior years to reflect these changes.

The following is a summary of our significant accounts and balances by segment, reconciled to our consolidated totals.

                                          North American                 International    Eliminations    Consolidated
                                          Retail Division      BSG         Division         and Other         Total
----------------------------------------------------------------------------------------------------------------------
Sales                             2000      $6,487,522      $3,618,768     $1,467,357      $   (3,951)     $11,569,696
                                  1999       5,893,385       3,057,187      1,325,372          (3,884)      10,272,060
                                  1998       5,150,854       2,807,573      1,052,543          (3,919)       9,007,051
----------------------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes      2000      $  239,284      $  191,996     $  173,438      $ (512,259)     $    92,459
                                  1999         399,120         256,045        136,488        (377,766)         413,887
                                  1998         523,101          59,049        134,233        (327,656)         388,727
----------------------------------------------------------------------------------------------------------------------
Capital Expenditures              2000      $  106,646      $   55,690     $   32,994      $   72,398      $   267,728
                                  1999         195,048          71,810         35,766          89,681          392,305
                                  1998         153,624          41,180         10,355          27,930          233,089
----------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization     2000      $   92,276      $   42,588     $   18,797      $   52,049      $   205,710
                                  1999          76,982          35,093         15,619          43,389          171,083
                                  1998          60,075          31,250          9,800          39,479          140,604
----------------------------------------------------------------------------------------------------------------------
Provision for Losses on Accounts  2000      $   30,121      $   57,628     $   33,477      $       --      $   121,226
Receivable and Inventory          1999          60,003          65,053         20,940              --          145,996
                                  1998          26,928          47,375         26,072              --          100,375
----------------------------------------------------------------------------------------------------------------------
Equity in Earnings (Losses) of    2000      $       --      $       --     $   10,471      $       --      $    10,471
Investees, net                    1999              --              --          3,331              --            3,331
                                  1998              --              --        (12,811)             --          (12,811)
----------------------------------------------------------------------------------------------------------------------
Assets                            2000      $2,184,976      $1,105,936     $  736,229      $  169,193      $ 4,196,334
                                  1999       2,170,928       1,097,232        683,322         324,701        4,276,183
----------------------------------------------------------------------------------------------------------------------


46    OFFICE DEPOT

Amounts included in "Eliminations and Other" consist of the following:

Sales consist of inter-segment sales, which are generally recorded at the cost to the selling entity.

Earnings Before Income Taxes are primarily associated with corporate activities and are detailed below:

                                       2000           1999             1998
-----------------------------------------------------------------------------
General and
  administrative expenses           $ 501,700       $ 381,611       $ 330,194
Net gain on
  investment securities               (12,414)             --              --
Interest (income) expense, net         22,399          (4,028)         (2,953)
Inter-segment transactions                257             183             415
Other, net                                317              --              --
-----------------------------------------------------------------------------
Total                               $ 512,259       $ 377,766       $ 327,656
-----------------------------------------------------------------------------

Capital Expenditures, Depreciation and Amortization, and Assets are also related primarily to our corporate activities.

We have operations, either owned directly or operated through joint ventures or licensing arrangements, in Australia, Austria, Belgium, Canada, France, Germany, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Thailand, the United Kingdom, and the United States. Also from 1993 through the fourth quarter of 2000, we had operations in Colombia under a licensing agreement. There is no single country outside of the United States in which we generate 10% or more of our total revenues. Summarized financial information relating to our operations is as follows:

                                             Sales
                          ------------------------------------------------
                              2000               1999              1998
--------------------------------------------------------------------------
United States             $  9,901,975      $  8,743,428      $  7,765,714
International                1,667,721         1,528,632         1,241,337
--------------------------------------------------------------------------
Total                     $ 11,569,696      $ 10,272,060      $  9,007,051
--------------------------------------------------------------------------


                                             Assets
                          ------------------------------------------------
                              2000               1999
--------------------------------------------------------------------------
United States             $  3,391,678      $  3,512,442
International                  804,656           763,741
--------------------------------------------------------------------------
Total                     $  4,196,334      $  4,276,183
--------------------------------------------------------------------------

NOTE O--QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       First           Second           Third        Fourth
                                                      Quarter          Quarter         Quarter       Quarter
--------------------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED DECEMBER 30, 2000(a)
  Net sales                                         $3,065,657       $2,632,850       $2,822,991    $3,048,198
  Gross profit(b)                                      837,646          751,513          735,222       765,617
  Net earnings (loss)                                  109,036           57,937           50,622      (168,263)
  Net earnings (loss) per common share:
    Basic                                           $      .34       $      .18       $      .17    $     (.57)
    Diluted(c)                                             .32              .18              .16          (.57)

Fiscal Year Ended December 25, 1999(a)
  Net sales                                         $2,625,374       $2,344,988       $2,580,460    $2,721,238
  Gross profit(b)                                      731,371          680,187          651,952       758,240
  Net earnings (loss)                                  100,576           74,116           (1,073)       84,019
  Net earnings per common share:
    Basic                                           $      .27       $      .20       $      .00    $      .26
    Diluted(c)                                             .25              .19              .00           .24
--------------------------------------------------------------------------------------------------------------

(a) We have recorded non-comparable charges primarily during the fourth quarter of 2000 and third quarter of 1999 (see Notes B, C, and D for more details).

(b)      Gross profit is net of occupancy costs.

(c) For the fourth quarter of 2000 and third quarter of 1999, the zero coupon, convertible subordinated notes were anti-dilutive and, accordingly, were not included in the diluted earnings per share computations. In addition, for the fourth quarter of 2000, options to purchase common stock were anti-dilutive and not included in the diluted earnings per share computations.

                                                              OFFICE DEPOT    47