Form 10-K, Exhibit 13
period 2002-12-28
OFFICE DEPOT INC
filed 2003-03-13
CIK 800240

                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 13.1

 FINANCIAL HIGHLIGHTS



(In thousands, except per share amounts
  and statistical data)                           2002           2001(1)          2000(1)(5)            1999(1)            1998(1)
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA(2):
Sales                                         $ 11,356,633    $ 11,082,112       $ 11,495,493        $ 10,197,373       $ 8,934,227
Cost of goods sold and occupancy costs           8,022,663       7,940,067          8,435,928           7,405,870         6,448,046
-----------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                   3,333,970       3,142,045          3,059,565           2,791,503         2,486,181
Store and warehouse operating and
 selling expenses                                2,331,384       2,322,577          2,388,108           1,999,791         1,664,100
General and administrative expenses                486,279         445,538            447,693             322,172           284,239
Facility closure costs                               6,744           8,436            110,038              40,425                --
Other operating expenses                             9,855          12,125              6,733              16,524           136,279
-----------------------------------------------------------------------------------------------------------------------------------
  Operating profit                                 499,708         353,369            106,993             412,591           401,563
Interest income                                     18,509          12,980             11,345              30,043            25,309
Interest expense                                   (46,195)        (43,339)           (32,683)            (24,852)          (21,202)
Miscellaneous income (expense), net                  7,183          (9,057)             4,632              (3,514)          (18,985)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
 before income taxes                               479,205         313,953             90,287             414,268           386,685
Income taxes                                       167,722         112,296             41,972             155,875           155,531
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                311,483         201,657             48,315             258,393           231,154
Discontinued operations                               (775)           (614)             1,017                (755)            2,042
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                  $    310,708    $    201,043       $     49,332        $    257,638       $   233,196
===================================================================================================================================
Earnings per share from continuing
 operations(3):
  Basic                                       $       1.02    $       0.68       $       0.16        $       0.72       $      0.63
  Diluted                                             0.98            0.66               0.16                0.69              0.60
Net earnings per share(3):
  Basic                                       $       1.01    $       0.67       $       0.16        $       0.71       $      0.64
  Diluted                                             0.98            0.66               0.16                0.69              0.61

STATISTICAL DATA:
Facilities open at end of period:
  United States and Canada:
    Office supply stores                               867             859                888                 825               702
    Customer service centers                            24              24                 25                  30                30
    Call centers                                        13              13                  7                   7                 8
  International(4):
    Office supply stores                               171             143                132                 118                87
    Customer service centers                            20              20                 17                  17                16
    Call centers                                        20              15                 14                  14                13

BALANCE SHEET DATA:
Working capital                               $  1,217,706    $    721,867       $    790,752        $    687,007       $ 1,293,370
Total assets                                     4,765,812       4,331,643          4,196,334           4,276,183         4,025,283
Long-term debt, excluding current
  maturities                                       411,970         317,552            598,499             321,099           470,711
Common stockholders' equity                      2,297,112       1,848,438          1,601,251           1,907,720         2,028,879
===================================================================================================================================

(1) As applicable, amounts have been adjusted to reflect the Australian business as discontinued operations.

(2) Certain amounts in prior year financial statements have been reclassified to conform to current year presentation.

(3) Earnings per share amounts previously reported for 1998 have been restated to reflect the three-for-two stock split declared on February 24, 1999.

(4) Includes facilities in our International Division that are wholly owned or leased, as well as those that we operate through licensing and joint venture agreements.

(5) Includes 53 weeks in accordance with our 52-53 week reporting convention.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

Office Depot, Inc., together with our subsidiaries, ("Office Depot" or the "Company") is a global supplier of office products and services. We sell to consumers and businesses of all sizes through our three business segments: North American Retail Division, Business Services Group, and International Division. These segments include multiple sales channels consisting of office supply stores, a contract sales force, Internet sites, and catalog and call centers, all supported by our warehousing and delivery operations. Each of these segments is described in more detail below. We operate on a 52- or 53-week fiscal year ending on the last Saturday in December. Our results for the fiscal year 2000 contained 53 weeks; all other years in the discussion below contained 52 weeks.

During 2002, we announced the planned sale of our business in Australia and completed that sale in early 2003 with no significant impact on earnings. We have accounted for the disposition of this business as a discontinued operation and all prior periods have been restated.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide information to assist you in better understanding our business. We recommend that you read this MD&A in conjunction with our Consolidated Financial Statements and the Notes to those statements. This MD&A contains significant amounts of forward-looking information, and is qualified by our Cautionary Statements regarding forward-looking information. You will find Cautionary Statements throughout this MD&A; however, most of them can be found in a separate section immediately following this MD&A. Without limitation, wherever in this Annual Report we use the words "believe," "estimate," "plan," "expect," "intend," "anticipate," "continue," "project," "should," and similar expressions, we are identifying forward-looking statements, and our Cautionary Statements apply to these terms and expressions and the text in which such terms and expressions are used.

NORTH AMERICAN RETAIL DIVISION

Our North American Retail Division sells office supplies, technology and related products, office furniture, copy and print services and other business-related services through our chain of high-volume office supply stores in the United States and Canada. We opened our first office supply store in Florida in October 1986. Since then, we have concentrated on expanding our store base and increasing our sales in markets with high concentrations of small- and medium-sized businesses. At the end of 2002, our North American Retail Division operated 867 office supply stores in 44 states, the District of Columbia and Canada. Our largest concentration of stores is in California, Texas and Florida, but we have broad representation across North America. Store activity for the last three years has been as follows:

                 Open at                       Open at
                Beginning                      End of
                of Period   Opened   Closed   of Period  Relocated
------------------------------------------------------------------
2000               825        70        7        888        4
2001               888        44       73        859        5
2002               859        21       13        867        8

As a result of a comprehensive review of our business late in 2000, we closed 70 under-performing store locations in the first quarter of 2001. Thirteen stores were closed during 2002, some at the end of their lease term and others because they were not meeting our investment requirements. However, we continued growing our business by opening a total of 65 new stores during 2001 and 2002.

We have also modified our expansion approach to meet the needs of new markets. We have tailored store size to match anticipated traffic and customer needs, we have opened satellite operations in high-density locations and tested Office Depot products within other retail outlets. We expect to continue this approach to retail store expansion, with an emphasis on market density in order to leverage advertising dollars and cross-channel opportunities to create a seamless customer experience across all channels. In 2003, we plan to add approximately 40 new retail stores, with almost half of these additions expected to be 13,000 square feet or less.

The North American retail stores operate under the direction of Jerry Colley, President, North American Stores. Mr. Colley has been with our Company approximately two years. During this time, retail customer service metrics have increased, customer complaints decreased and operating costs have been well controlled. Mr. Colley reports directly to our Chairman and CEO, Bruce Nelson.

BUSINESS SERVICES GROUP ("BSG")

We have provided office supply products and services to large- and medium-size businesses through our catalog and contract sales operations for almost ten years. In 1998, we expanded our catalog business through our merger with Viking Office Products ("Viking"). Today, BSG sells branded and private label products and services by means of our dedicated sales force, through catalogs and call centers, and electronically through our Internet sites.

Customer Service Centers ("CSCs") are warehouse and delivery facilities, some of which also house sales offices, call centers and administrative offices. Our CSCs perform warehousing and delivery services on behalf of all segments of our business. At the end of 2002, we operated 24 CSCs in the United States, consisting of 14 Office Depot facilities, four Viking facilities and six combined facilities. During 2003, we anticipate combining additional Viking and Office Depot facilities and moving all warehouses to a common systems platform. Over the past three years, we have implemented advanced technologies to assist with reordering, stocking, the pick-and-pack process, and delivery operations. As a result, warehouse costs have been declining in recent years.

In 1995 we introduced on-line ordering for our large business customers, followed in 1998, by our Office Depot public web site (www.officedepot.com) and Viking public web site (www.vikingop.com), which offered our small- and mid-sized customers the convenience of shopping with us on-line. We expanded our offerings when we acquired 4Sure.com, adding web sites (www.computers4sure.com and www.solutions4sure.com) aimed at technology purchasers. We have integrated 4Sure.com into other Office Depot offerings and have added a new web site (www.techdepot.com) for technology purchases. We believe our Internet business will provide significant future growth opportunities for our BSG segment and our business as a whole based on the growth rates we have experienced over the last three years.

Robert Keller, President, Business Services Group, leads our BSG organization. Mr. Keller has been with our Company for five years in various executive capacities. Under Mr. Keller's direction, selling and warehouse expenses have declined, and order fill rates, delivery operations and customer service indices have improved. Mr. Keller reports directly to our Chairman and CEO, Bruce Nelson.

INTERNATIONAL DIVISION

Our International Division sells office products and services in 20 countries outside the United States and Canada through Office Depot retail stores, Office Depot(R) brand and Viking Direct(R) brand direct mail catalogs and Internet sites, and an Office Depot contract sales force. We have grown this business through licensing and joint venture agreements, and most particularly the 1998 merger with Viking. The growth in more recent years has come from startup operations, primarily in Europe.

The international catalog business was launched in 1990 under the Viking Direct(R) brand with the establishment of operations in the United Kingdom. With the expansion into three additional countries during 2002, we now have catalog offerings in 14 countries outside of North America.

In March 1999, we introduced our first international public web site (www.viking-direct.co.uk) for individuals and businesses in the United Kingdom. Today we operate 23 separate international web sites. Our international e-commerce business increased 66% during 2002 and additional growth is expected in future years.

We launched our Office Depot contract business in the United Kingdom in 2000; and in 2001, we began service in three new countries--Ireland, the Netherlands and France. During 2002, we expanded to Italy and made startup investments in Germany, in advance of our launch in early 2003. This channel targets medium- to large-sized businesses and offers personalized service through a dedicated sales force, individualized pricing and overnight fulfillment, using our existing European logistics infrastructure.

At the end of 2002, our International Division sold office products and services through either wholly owned operations, or through joint ventures or licensing agreements, in Austria, Belgium, Costa Rica, France, Germany, Guatemala, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, Thailand and the United Kingdom. Nine of these countries served retail customers through a total of 171 office supply stores, of which 50 stores were wholly owned. This compares to 143 stores in seven countries at the end of 2001, 39 of which were wholly owned. International Division store and CSC operations, including facilities operated through licensing and joint venture agreements, for the last three years are detailed below.

                                  Office Supply Stores
                ------------------------------------------------------
                  Open at                                     Open
                 Beginning                                   at End
                 of Period      Opened        Closed        of Period
---------------------------------------------------------------------
2000               118            19             5             132
2001               132            15             4             143
2002               143            32             4             171


                             Customer Service Centers(1)
               -------------------------------------------------------
                Open at                                       Open at
               Beginning                                       End
               of Period         Opened        Closed        of Period
---------------------------------------------------------------------
2000              17               --             --             17
2001              17                4              1             20
2002              20                3              3             20

(1) The number of Customer Service Centers has been reduced to reflect Australia as a discontinued operation.

In 2003, we plan to expand our International Division's retail presence by opening five to 10 new retail stores in France and Japan, and six new retail stores in Spain.

All of our European businesses are under the leadership of Rolf van Kaldekerken, President, European Operations. Mr. van Kaldekerken reports directly to our Chairman and CEO, Bruce Nelson. Richard Lepley, President, Office Depot Japan leads our Japanese business and also reports directly to our Chairman and CEO.

RESULTS OF OPERATIONS

Over the last three years, our overall operations have improved and we have expanded internationally; but we have been adversely affected by a generally weak domestic economy, with related slowdowns in new business formations and reductions in the number of employees by our large contract customers. During this period, we have increased gross margins, operating profit, and net earnings. Diluted earnings per share increased to $0.98 in 2002 from $0.66 in 2001 and $0.16 in 2000. These changes reflect shifts in our product mix away from certain lower margin technology products, the benefit of warehouse operating efficiencies, expansion in Europe, and in 2002, a strengthening of European currencies. In addition, over the past three years, we have been highly focused on reducing our operating expenses and increasing efficiencies in all our operations, with the benefits somewhat offset by an increase in costs incurred to seed our European growth.

OVERALL

(Dollars in millions)                             2002                  2001                 2000
---------------------------------------------------------------------------------------------------------
Sales                                     $11,356.6    100.0%   $11,082.1    100.0%   $11,495.5    100.0%
Cost of goods sold and occupancy costs      8,022.7     70.6%     7,940.1     71.6%     8,435.9     73.4%
---------------------------------------------------------------------------------------------------------
  Gross profit                              3,333.9     29.4%     3,142.0     28.4%     3,059.6     26.6%
Store and warehouse operating and
  selling expenses                          2,331.4     20.5%     2,322.6     21.0%     2,388.1     20.8%
Facility closure costs                          6.7      0.1%         8.4      0.1%       110.0      0.9%
---------------------------------------------------------------------------------------------------------
Segment operating profit                      995.8      8.8%       811.0      7.3%       561.5      4.9%
General and administrative expenses           486.3      4.3%       445.5      4.0%       447.8      3.9%
Other operating expenses                        9.8      0.1%        12.1      0.1%         6.7      0.1%
---------------------------------------------------------------------------------------------------------
Operating profit                          $   499.7      4.4%   $   353.4      3.2%   $   107.0      0.9%
=========================================================================================================



Our overall sales increased 2% in 2002 after a decrease of 4% in 2001. Fiscal year 2000 included 53 weeks in accordance with our 52-53 week fiscal year. Adjusting 2000 to a 52-week basis, sales decreased 2% in 2001. Sales from our International Division and our Business Services Group increased each year, while sales in our North American Retail Division declined. Comparable sales in our North American Retail Division, measured as sales from stores that have been open for one year or more, decreased 2% in both 2002 and 2001. This decline reflects continued softness in small business and consumer purchases of office products and an overall slowdown in the domestic economy. Additionally, the decline in sales for our North American Retail Division reflects, in part, our decision to close 73 stores during 2001, following our comprehensive business review performed in the latter part of 2000. The increase in 2002 sales for our BSG segment results from strengthening in our contract business, partially offset by weaker catalog sales. Worldwide e-commerce sales have improved in all periods, increasing to $2.1 billion in 2002 from $1.6 billion in 2001.

Sales by product group were as follows:

                                        2002      2001      2000
------------------------------------------------------------------
General office supplies and services    43.2%     44.2%     41.7%
Technology and related products         47.9%     46.3%     47.5%
Office furniture                         8.9%      9.5%     10.8%
------------------------------------------------------------------
                                       100.0%    100.0%    100.0%
==================================================================

The general office supplies and services category includes paper, filing, binders, writing instruments, adhesives, art supplies, copy center and related products and services. The technology and related products category includes hardware, software, business machines, machine supplies, including ink and toner, and communications products. Within this category, hardware sales, which includes desktop and laptop computers, printers, copiers and fax machines, have declined in both 2002 and 2001. Hardware products are typically sold at gross margins lower than most of the products we sell. The technology and related products category, which also includes machine supplies, has increased in both years. Sales of office furniture declined in 2002 and 2001, reflecting lower volume and unit prices, as many business customers deferred large purchases because of concerns about the economy.

Our overall gross profit percentages fluctuate as a result of numerous factors, including competitive pricing pressures, changes in product, catalog and sales mix, emergence of new technologies, suppliers' pricing changes, as well as our ability to improve our net product costs through growth in total merchandise purchases. Additionally, our occupancy costs may vary as we add stores and CSCs in new markets with different rental and other occupancy costs, and as we relocate and/or close existing stores in current markets.

Store and warehouse operating and selling expenses consist of personnel costs, maintenance and other facility costs, advertising expenses, delivery and transportation costs, credit card and bank charges and certain other operating and selling costs. Freight costs incurred to bring merchandise to stores and warehouses are included as a component of inventory and cost of goods sold. Warehouse costs and freight costs incurred to ship merchandise primarily relate to our delivery customers and are included in store and warehouse expenses. Because of our multi-channel operations, and because some retail companies include shipping, handling and other distribution costs as a component of cost of goods sold, their measure of gross profit may not be comparable to ours. Store and warehouse operating and selling expenses increased slightly in 2002 and decreased in 2001. The change in 2002 for North American Retail and International reflects sales-related factors, while the change in BSG reflects operating efficiencies. This category also includes costs associated with the Company's decision to settle potential class action litigation in the state of California in 2002 involving wage and hour claims by some of our store managers and assistant managers. In 2001, we reduced our personnel-related costs in response to weaker sales.

Our financial results were significantly affected in 2000, and to a lesser extent in 2001, by charges and credits that do not relate to our ongoing sales and service activities. During the latter half of 2000, we conducted a comprehensive business review. Commitments made at that time resulted in a significant change in the Company's strategic direction and led to modifications of our important business practices. Among other things, the review resulted in a decision to close 70 under-performing North American retail stores, relocate two warehouses, invest in new warehouse technologies, reduce the number of slower-moving SKUs in our retail stores and North American warehouses and modify business practices to increase efficiency. A total net charge of $260.6 million was recorded as a result of this review and other events during the year. The net charge included $110.0 million in facility closure costs, $63.0 million for asset impairments, $38.4 million for inventory reductions, a net $10.5 million provision for sales returns and allowances and $11.2 million for the disposal of certain fixed assets. Also in 2000, we recorded $35.6 million in severance costs, primarily related to changes in senior management, and a net $6.8 million credit to adjust a previous merger accrual for improved estimates of actual costs. Outside of operations, we recorded impairment charges of $11.1 million relating to Japan and $45.5 million for other than temporary declines in the value of certain Internet investments, the effect of which was offset by a $57.9 million gain on the sale of certain Internet investments.

During 2001, we closed 73 stores, 70 of which were identified as part of our comprehensive business review. We also identified ten additional under-performing stores that were closed in 2002. Charges of $43.6 million were recorded in 2001--$35.2 million for asset impairments relating to these ten stores, and $8.4 million to adjust estimated lease termination costs recorded in 2000 based on a further softening in the market for retail space subleases. These charges were partially offset by a $10.2 million gain on the sale of a warehouse. We also recorded charges of $14.1 million, primarily to recognize an additional decline in the value of certain Internet investments we entered into primarily in 1999 and early 2000.

Because of continued softness in the market for vacant retail space during 2002, we increased our accrual for facility closure costs by a net of $6.7 million, primarily associated with the 70 store closures in 2001. We regularly monitor our recorded commitments and adjust the balance for actual and anticipated sublease arrangements based on market conditions for retail space.

Under new accounting rules that became effective at the start of 2002, companies no longer amortize goodwill, but test recorded amounts annually for impairment. Our testing indicated no impairment of the goodwill on our books. Amortization of goodwill totaled $5.2 million in 2001 and $5.1 million in 2000.

In the Overall table above, we have provided a subtotal for segment operating profit. We use this measure of performance to assess the operations of each business unit, and we believe it is useful to investors, because it reflects the sales and operating expenses directly related to the segment's activities. Our general and administrative expenses primarily consist of personnel and related costs associated with support functions. Because these functions support all segments of our business, we do not consider these costs in determining our segment profitability. Other companies, however, may charge more or less general and administrative costs to their segments and our results therefore may not be comparable to similarly titled measurements used by other entities. Our measure of segment operating profit should not be considered as an alternative to operating income or net earnings determined in accordance with generally accepted accounting principles ("GAAP"). The table above reconciles segment operating profit to consolidated operating profit determined in accordance with GAAP.

NORTH AMERICAN RETAIL DIVISION


(Dollars in millions)                              2002                 2001                   2000
-----------------------------------------------------------------------------------------------------------
Sales                                      $5,804.4    100.0%   $5,842.6     100.0%   $6,487.5     100.0%
Cost of goods sold and occupancy costs      4,351.2     75.0%    4,479.1      76.7%    5,065.0      78.1%
-----------------------------------------------------------------------------------------------------------
   Gross profit                             1,453.2     25.0%    1,363.5      23.3%    1,422.5      21.9%
Operating and selling expenses              1,027.1     17.7%    1,046.8      17.9%    1,101.7      17.0%
Facility closure costs                          6.4      0.1%        8.4       0.1%      103.8       1.6%
-----------------------------------------------------------------------------------------------------------
Segment operating profit                   $  419.7      7.2%   $  308.3       5.3%   $  217.0       3.3%
===========================================================================================================

Sales in our North American Retail Division decreased 1% in 2002 and 10% in 2001. Adjusting fiscal 2000 results to remove the 53rd week, sales decreased 8% in 2001. Comparable sales in 2002 from the 848 stores that were open for more than one year were down 2%. In 2001, comparable sales in the 816 stores that were open for at least one year were down 8%. The decrease in 2002 reflects both lower average transaction size and fewer comparable transactions. Weekend sales declined more than weekday sales, and holiday sales during the fourth quarter were below expectations. We experienced these declines despite enhancements to store presentation, operations, and product selection, and we believe these declines reflect an overall soft U.S. economy.

The product mix sales trends experienced in 2001 continued into 2002, as sales shifted away from lower margin technology products in both periods. Comparable sales of lower margin hardware products declined 10% in 2002 and 31% in 2001; and business furniture comparable sales declined 6% in 2002 and 13% in 2001. Sales of machine supplies, which includes ink and toner, and the contribution from our copy centers increased in both periods. Sales and margin of core supplies and paper were flat to slightly positive in both periods. We remain focused on driving traffic and sales in our retail channel, but the outlook for 2003 is dampened by expectations for a continued soft economy for at least part of the year.

Total operating and selling expenses in our North American Retail Division declined in both 2002 and 2001. The largest components of this category are personnel, facility maintenance, advertising, and credit card expenses. Personnel-related costs, which represent over 50% of the total costs in this caption, increased 1% in 2002. Increases in wage rates and in certain employee benefit costs were partially offset by streamlining certain operational processes. During 2001, payroll-related costs showed the largest decline as staffing was adjusted down in response to lower sales and from a net reduction in the number of stores. Facility maintenance expense decreased in both periods. Lower sales in both periods contributed to lower credit card fees. Operating and selling expenses in 2002 also include $14.4 million to settle the potential class action litigation in the state of California relating to certain employee classifications as exempt from overtime.

A significant portion of the comprehensive business review completed at the end of 2000 was focused on the North American Retail Division. As a result of the business review, we recorded $103.8 million as facility closure costs in 2000, primarily relating to lease obligations for closed stores, net of anticipated sublease income. During both 2002 and 2001, our obligation for future lease commitments was adjusted because of changes in the real estate market that impacted our ability to sublet these properties resulting in net charges of $6.4 million and $8.5 million, respectively. In addition to the facility closure costs recorded in 2000, we recorded $57.8 million relating to asset impairments and write-downs. Charges for asset impairments and closures were $5.4 million in 2002 and $35.2 million in 2001. We regularly review actual and projected store performance and record any asset impairment charges as a component of store and warehouse operating expenses.

BSG


(Dollars in millions)                            2002                 2001                 2000
-----------------------------------------------------------------------------------------------------
Sales                                    $3,913.9    100.0%   $3,763.0    100.0%   $3,618.8    100.0%
Cost of goods sold and occupancy costs    2,684.7     68.6%    2,574.0     68.4%    2,526.6     69.8%
-----------------------------------------------------------------------------------------------------
   Gross profit                           1,229.2     31.4%    1,189.0     31.6%    1,092.2     30.2%
Operating and selling expenses              864.3     22.1%      897.8     23.9%      910.8     25.2%
Facility closure costs                        0.3       --          --       --         4.1      0.1%
-----------------------------------------------------------------------------------------------------
Segment operating profit                 $  364.6      9.3%   $  291.2      7.7%   $  177.3      4.9%
=====================================================================================================


Sales in our BSG segment increased 4% in both 2002 and 2001. Adjusting fiscal 2000 to a 52-week basis, sales increased 6% in 2001. Sales in our contract channel increased in both 2002 and 2001. Contract sales in the western U.S. reversed the prior year's negative trend, resulting in increasingly positive contributions over the last half of 2002. The sales trend for the eastern U.S. was positive throughout 2002. The catalog channel decreased in both 2002 and 2001. E-commerce sales continued to increase, and the addition of 4Sure.com during 2001, added to the BSG sales growth. We expect continued growth in our Internet sales during 2003 as we allocate additional resources to that channel. Sales of general supplies, paper, and machine supplies, the three largest categories in BSG's sales mix, increased 3% in 2002 and 9% in 2001. Hardware sales are a smaller portion of this segment's sales mix, but they increased 10% in 2002 following a 5% decline in 2001. Office furniture sales declined 8% in 2002 and 11% in 2001.

Gross profit decreased in 2002, reflecting the increasing proportion of 4Sure.com sales, which operates primarily in the lower margin technology business, and the impact of increased national account sales which tend to be at lower margins. During 2001, gross margin was enhanced as we maintained stricter adherence to volume-dependent pricing arrangements. We earn higher gross profit percentages in our BSG than in our retail operations principally because of lower occupancy costs and sales that include relatively fewer technology products.

The 2000 comprehensive business review also covered our BSG operations and included a number of initiatives to improve delivery operations, lower warehouse costs and improve customer satisfaction. Included in fiscal year 2000 results are net charges of $10.9 million for inventory adjustments and sales returns and allowances, and $4.1 million of facility closure costs. No similar charges or credits were recorded in 2001. During both 2002 and 2001, on-time deliveries, order fill rates and quality index metrics all increased, and customer complaints decreased significantly.

Personnel, facility and delivery expenses are the largest components of our BSG operating expenses. Operating and selling expenses as a percentage of sales decreased in 2002 as a result of lower costs in each of these categories and increased sales. Call center modifications and improved warehouse efficiency were significant contributors to lower personnel-related costs. Delivery costs decreased 13% in 2002 and 9% in 2001 as we added technologies to streamline operations and reduced our use of third-party vendors. Advertising expenses increased in 2001, reflecting lower cooperative advertising payments received from participating vendors.

INTERNATIONAL DIVISION


(Dollars in millions)                              2002                 2001                 2000
-------------------------------------------------------------------------------------------------------
Sales                                      $1,641.4    100.0%   $1,480.1    100.0%   $1,393.2    100.0%
Cost of goods sold and occupancy costs        988.1     60.2%      888.4     60.0%      846.5     60.8%
-------------------------------------------------------------------------------------------------------
   Gross profit                               653.3     39.8%      591.7     40.0%      546.7     39.2%
Operating and selling expenses                441.2     26.9%      379.5     25.7%      377.1     27.1%
Facility closure costs                           --       --          --       --         2.2      0.1%
-------------------------------------------------------------------------------------------------------
Segment operating profit                   $  212.1     12.9%   $  212.2     14.3%   $  167.4     12.0%
-------------------------------------------------------------------------------------------------------

Sales in our International Division grew 11% in 2002 and 6% in 2001. Adjusting fiscal 2000 to a 52-week basis, sales increased 8% in 2001. Foreign currency translations increased sales reported in U.S. dollars in 2002 and decreased sales in U.S. dollars in 2001. Excluding the foreign currency effect, sales in our International Division grew 6% in 2002 and 11% in 2001. Sales in 2002 reflect growth in all European countries where we do business. During the year, we added catalog operations in three countries, increased our contract sales force in four countries, initiated contract sales in Italy, added a net of seven new stores in France, made several changes to our Japanese operation and launched nine new web sites. We expect to continue to grow each sales channel in our European operations. Although the Office Depot(R) brand continues to grow as a percentage of the total sales in this segment, our Viking Office Products(R) brand still accounts for the vast majority of our international business, representing approximately 86% of all international sales in 2002 and 87% in 2001. Competitive, political, and economic conditions in international markets in which we operate may impact our sales and profitability in the future. In addition, the prospects for conflicts in the Gulf region of the Middle East may be expected to have an impact on our international sales.

As noted above, sales in local currencies have substantially increased in recent years. For U.S. reporting, these sales are translated into U.S. dollars at average exchange rates experienced during the year. Future volatility in exchange rates can affect translated sales and operating profit of our International operations.

Gross profit as a percentage of sales decreased in 2002 as a result of increased prospecting activity and the growth in our lower margin contract business. During 2001, gross profit increased from pricing initiatives in certain machine and general office supply categories, partially offset by the introduction of the contract sales channel in certain European countries.

Operating and selling expenses as a percentage of sales are higher in our International Division than in our other segments primarily because we use an extensive marketing program to drive sales in existing markets, particularly in our catalog business, and we have start-up activities in several new markets. Similar to BSG, personnel and delivery expenses are significant components of the International Division's operating and selling expenses. During 2002 and 2001, personnel, facility-related, advertising, and delivery expenses increased because of the expansion of our business in Europe. The impact of these increases was partially offset by continuing to leverage certain fixed operating expenses. As our operations grow in a particular market, fixed operating expenses decline relative to sales. For example, advertising costs in the form of prospecting and delivery costs, which are affected by the density of the delivery areas, decline as a percentage of sales as the market grows.

Fiscal 2001 includes a gain of $10.2 million from the sale of a London warehouse, and fiscal 2000 includes charges of $2.2 million for facility closure costs resulting from the 2000 comprehensive business review.

In August 2002, we decided to sell our operations in Australia. We conducted an auction offering of the business and reached agreement with a purchaser in December 2002. We closed the transaction in early January 2003 with no significant impact on earnings. The Australian operations have been accounted for as discontinued operations and all periods presented have been restated. In addition to Europe, operations continue in Japan. We have focused the Japanese business on a single brand offering and streamlined operations; however, sales trends in Japan have been negative for each of the periods presented.

CORPORATE AND OTHER

Pre-Opening Expenses

(Dollars in thousands)              2002            2001           2000
--------------------------------------------------------------------------
Pre-opening expenses               $8,414         $10,172        $13,465
Office supply stores opened*           42              55             78

* Includes domestic and wholly owned international openings and relocations.

Our pre-opening expenses consist principally of personnel, property and advertising expenses incurred in opening or relocating stores in our North American Retail Division. Our pre-opening expenses also include, to a lesser extent, expenses incurred to open or relocate facilities in our BSG and International Division. We typically incur pre-opening expenses during a six-week period prior to a store opening. Because we expense these items as they are incurred, the amount of pre-opening expenses each year is generally proportional to the number of new stores opened during the period. This has been the primary contribution to the fluctuation in pre-opening expenses over the three years presented. For 2002, our pre-opening expenses approximated $165,000 per domestic office supply store and $115,000 per international office supply store. Our cost to open a new CSC varies significantly with the size and location of the facility. We currently estimate costs to open a domestic or international CSC to be approximately $1.0 million per facility.

GENERAL AND ADMINISTRATIVE EXPENSES

(Dollars in thousands)                  2002         2001         2000
-------------------------------------------------------------------------
General and administrative expenses   $486,279     $445,538     $447,693
Percentage of sales                        4.3%         4.0%         3.9%

Our general and administrative expenses consist primarily of personnel-related costs associated with support functions. Because these functions typically support all segments of our business, we do not consider these costs in determining our segment profitability. The increase in 2002 reflects additional professional fees to support operational process improvements, additional benefits costs, and costs incurred to support expansion activities that were not chargeable to segment operations. As noted above, other companies may charge more or less of their general and administrative costs to their segments, and comparisons to their operations could be affected.

OTHER INCOME AND EXPENSE

(Dollars in thousands)                       2002           2001           2000
---------------------------------------------------------------------------------
Interest income                          $ 18,509       $ 12,980       $ 11,345
Interest expense                          (46,195)       (43,339)       (32,683)
Miscellaneous income (expense), net         7,183         (9,057)         4,632

Financing and investing activities are not included in determining segment profitability. Average cash balances increased during 2001 and 2002, contributing to the increase in interest income; however, interest rates declined during the same time period, somewhat offsetting the impact of larger balances. In July 2001, we issued $250 million of senior subordinated notes that mature in 2008. Also during 2001, we entered into swap agreements to convert these fixed rate notes to variable interest rates. In September 2002, we terminated the swap agreements and received $18.8 million in proceeds. This value is being amortized to interest expense over the remaining life of the notes. The increase in interest expense in 2001 reflects a partial year of interest relating to this additional borrowing.

When a facility is closed before the end of an operating lease commitment, we record a liability at the present value of the lease obligation, offset by anticipated sublease income. The imputed interest cost on the discounted obligations is recognized as interest expense each period. The recorded obligations primarily relate to the store closures following the 2000 business review and totaled $60.4 million at December 28, 2002 and $76.7 million at December 29, 2001.

Our net miscellaneous income (expense) consists of equity in the earnings of our joint venture investments, royalty and franchise income that we generate from licensing and franchise agreements, and realized gains and impairments of investments. All of our equity investments involve operations outside of the United States and Canada. Impairment charges for other than temporary declines in the value of certain Internet investments were $3.0 million in 2002, $14.7 million in 2001, and $45.5 million in 2000. Fiscal year 2000 also included a realized gain of $57.9 million from the sale of certain Internet investments and $11.1 million of asset impairment in Japan.

INCOME TAXES

(Dollars in thousands)             2002            2001            2000
--------------------------------------------------------------------------
Income Taxes                    $167,722        $112,296         $41,972
Effective income tax rate*            35%             36%             46%

* Income Taxes as a percentage of earnings before income taxes.

The effective income tax rate in 2002 declined to 35%, reflecting the impact of increased international activity taxed at lower rates and the absence of goodwill amortization. The effective tax rate may decline further during 2003. Certain non-deductible merger-related and other charges incurred in 2000 created a higher overall effective income tax rate than would have resulted from our ongoing operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

(Dollars in thousands)           2002        2001         2000
------------------------------------------------------------------
Operating activities          $ 701,897   $ 745,941    $ 314,926
Investing activities           (199,466)   (233,071)    (238,635)
Financing activities           (212,625)   (85,403)     (134,093)

OPERATING AND INVESTING ACTIVITIES

Cash flows from operations have been our primary source of funds. The majority of store sales are generated on a cash and carry basis, and our private label credit card program is administered by a financial services company and converted to cash daily. We retain receivables from our contract and certain direct mail customers, and as we expand this business here and abroad, we anticipate our accounts receivable portfolio will grow. Amounts due us under rebate and cooperative advertising programs with our vendors comprised over 35% of total receivables at the end of 2002 and 2001. These receivables tend to fluctuate seasonally (growing during the second half of the year and declining during the first half), because certain collections do not occur until specified milestones are reached or the program year is complete. These receivables, however, are typically high quality and are collected quickly after reaching specified milestones. Our primary outflow of cash from operations is the purchase of inventory, net of customary credit arrangements with vendors, operational costs, and the payment of current taxes.

Cash flows provided by operating activities in 2002 reflect higher net income, partially offset by an increase in overall inventory at the end of the year. This increase in inventory reflects lower than expected sales in our North American Retail Division during the fourth quarter, and an intentional build up of certain products to ensure availability during the holidays. The inventory added is not considered to add life cycle or obsolescence risk. This change in inventory is consistent with a corresponding increase in accounts payable. The increase in operating cash flows in 2001 is primarily attributable to an improvement in operating profit and a focus on reducing certain components of working capital. During 2001, both accounts receivable and inventory balances decreased significantly, primarily from management actions. Inventory levels held in stores and CSCs decreased because of improved inventory turnover, our SKU reduction program and our focus on supply chain management.

The number of stores and CSCs we open or remodel each year represents a significant portion of our capital investments. During 2002 we added or relocated a total of 42 stores and added or relocated 3 CSCs worldwide. Additionally, we more closely scrutinized capital expenditures with an emphasis on improving our return on assets. During 2000, we also had significant expenditures related to our Viking integration plans.

We currently plan to open approximately 40 stores in our North American Retail Division and 11 to 16 stores in our International Division during 2003. We estimate that our cash investing requirements will be approximately $1.0 million for each new domestic office supply store. The $1.0 million includes approximately $0.5 million for leasehold improvements, fixtures, point-of-sale terminals and other equipment, and approximately $0.5 million for the portion of our inventories that will not be financed by our vendors. In addition, our average new office supply store requires pre-opening expenses of approximately $0.2 million. We also plan to further consolidate Office Depot and Viking CSCs and expand our European Business Service Division into new countries.

We have expanded our presence in the e-commerce marketplace by acquiring Internet-based companies and entering into strategic business relationships with several web-based providers of business-to-business e-commerce solutions. In 2001, we acquired the operations of 4Sure.com, an Internet-based technology business. In prior years, we made non-controlling investments in technology-related companies. This portfolio has been substantially reduced by the sale of certain investments in 2000 generating a gain of $57.9 million and by write-downs of $3.0 million in 2002, $14.7 million in 2001, and $45.5 million in 2000 from an other than temporary decline in value of the underlying investment. During 2002, we added $2.1 million to the portfolio under a previous funding commitment; no future funding commitments exist. The carrying value of these investments at December 28, 2002 and December 29, 2001 was $14.4 million and $15.2 million, respectively.

FINANCING ACTIVITIES

Our existing credit facility provides us with a maximum of $600 million in funds, including up to $150 million for issuance of standby and trade letters of credit. This facility is a 3-year, unsecured revolving credit agreement maturing on April 24, 2005. The agreement provides for the availability of borrowings up to the full amount of the facility in U.S. dollars, euros, British pounds, or yen. Borrowings will bear interest at a benchmark variable rate plus a spread determined at the time of usage. For U.S. dollar borrowings, interest will be based on the then-current London Interbank Offering Rate (LIBOR). For international borrowings, interest will be based on the then-current Eurocurrency rate. We can specify interest periods to be one, two, three or six months. Based on our current credit ratings, borrowings would include a spread of 0.925%. As of December 28, 2002, we had outstanding yen borrowings equivalent to $81.4 million, which had an effective interest rate of 1.05%, and outstanding letters of credit totaling $75.5 million. The agreement contains restrictive covenants relating to various financial statement ratios. We are in compliance with all such covenants.

In July 2001, we issued $250 million of seven year, non-callable, senior subordinated notes due on July 15, 2008. The notes contain provisions that, in certain circumstances, place financial restrictions or limitations on our Company. The notes have a coupon interest rate of 10.00%, payable semi-annually on January 15 and July 15. In August 2001, we entered into LIBOR-based variable rate swap agreements with notional amounts aggregating $250 million. In September 2002, we terminated the swap agreements and received a payment of $18.8 million plus accrued interest receivable. The proceeds from settlement are being amortized as a partial offset to interest expense over the remaining life of the notes, lowering the effective interest rate on these borrowings to 8.7%.

In July 1999, we entered into term loan and revolving credit agreements with several Japanese banks (the "yen facilities") to provide financing for our operating and expansion activities in Japan. The yen facilities provided for maximum aggregate borrowings of (Y)9.76 billion (the equivalent of $74.5 million at December 29, 2001) at an interest rate of 0.875% over the Tokyo Interbank Offered Rate ("TIBOR"). These facilities were scheduled to terminate in July 2002, and therefore were classified as current liabilities on our balance sheet at December 29, 2001. Yen borrowings are now under the credit facility that extends through 2005 and are classified as long-term at December 28, 2002.

In late 2001, our Board of Directors authorized the Company to repurchase up to $50 million of its common stock each year, subject to their annual review, until rescinded by the Board. The repurchased shares are to be added to the Company's treasury shares and will effectively offset a portion of the Company's near-term requirements for its stock option plans. Under this program, we purchased approximately 2.9 million shares of our stock during 2002 at a total cost of $45.9 million and 252,000 shares during 2001 at a cost of $4.2 million.

During 2000, under a program approved by our Board of Directors, we purchased
35.4 million shares of our stock at a total cost of $300.8 million.

In August and September 2002, we exercised our option and redeemed all of the outstanding shares of Liquid Yield Option Notes ("LYONs(R)"), originally issued in 1992 and 1993. The shares were redeemed at original issue price plus accrued interest, totaling $243.3 million. The LYONs(R) were zero coupon, convertible subordinated notes maturing in 2007 and 2008. During 2000, the majority of the holders of our 1993 LYONs(R) required us to purchase their shares at the issue price plus accrued original issue discount, totaling $249.2 million. The 1992 LYONs(R) had a similar provision whereby the holders could require us to purchase the notes at the issue price plus accrued original issue discount on December 11, 2002. Accordingly, these obligations totaling $233.5 million were classified as a current liability at December 29, 2001.

Our 2001 net cash used in financing activities consisted mainly of long- and short-term debt payments of $400.5 million to pay off our domestic credit facility debt that accumulated during the fourth quarter of 2000, mainly to support the repurchase of our 1993 LYONs(R). These payments were partially offset by proceeds received in 2001 from the issuance of $250 million in senior subordinated notes as discussed above. For 2000, our stock repurchase and the repurchase of our 1993 LYONs(R) made up the majority of cash used in financing activities. We continually review our financing options. Although we currently anticipate that we will finance our 2003 operations, expansion and other activities through cash on hand, funds generated from operations, equipment leases and funds available under our credit facilities, we will consider alternative financing as appropriate for market conditions.

The following table summarizes the Company's long-term obligations at December 28, 2002:

CONTRACTUAL CASH OBLIGATIONS

                                                           Payments due by Period
                                       ------------------------------------------------------------
                                                     Less than                             After 5
(Dollars in millions)                     Total       1 year    1-3 years    4-5 years      years
---------------------------------------------------------------------------------------------------
Long-term debt                          $  348.5      $  1.6      $   --      $   --      $  346.9
Capital lease obligations                  121.0        20.2        22.5        13.6          64.7
Operating leases                         2,694.9       390.8       662.0       523.8       1,118.3
Unconditional purchase obligations           3.6         3.6          --          --            --
---------------------------------------------------------------------------------------------------
Total contractual cash obligations      $3,168.0      $416.2      $684.5      $537.4      $1,529.9
====================================================================================================

Additionally, we have Letters of Credit totaling $75.5 million outstanding at the end of the year, and we have recourse for private label credit card receivables transferred to a third party. We record a fair value estimate for losses on these receivables in our financial statements. The total outstanding amount transferred to a third party at the end of the year was approximately $265 million.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies can be found in Notes to the Consolidated Financial Statements as Note
A. We have also identified certain accounting policies that we consider critical to understanding our business and our results of operations and have provided below additional information on those policies.

VENDOR ARRANGEMENTS

At the beginning of each year, the Company enters into purchase arrangements with its vendors. Generally, our product costs per unit declines as higher volumes of purchases are reached. Often, our vendor agreements require the Company to pay higher per unit costs prior to reaching a predetermined milestone, at which time the vendor rebates the per unit differential.

We value inventory and cost of goods sold at the cost paid to the vendor, net of any anticipated cost recovery. If the anticipated volume of purchases is not reached, or we believe it is not likely to be reached, cost of goods sold and the remaining inventory balances are adjusted. The Company reviews sales projections and related purchases against estimates on a regular basis and adjusts these balances accordingly. We also receive payments from vendors for activities that lower the cost of product shipment. Such receipts are recognized as a reduction of our cost of goods sold. Substantially all vendor program receivables outstanding at the end of the year are collected within the three months immediately following year-end. If these vendor program arrangements were materially less beneficial, we could either increase the selling price of the vendor's product, which may impact sales volume, or experience a decline in profitability.

Vendors also benefit from promotional activities, including having their products included in our advertisements. In return, vendors may commit to pay some portion of our advertising spend. Such cooperative arrangements are used to reduce advertising expense for the period. The Company recognized approximately $218 million in 2002, $251 million in 2001, and $277 million in 2000 as a reduction of our total advertising cost in those years. The decline reflects lower retail sales, lower advertising spending and variability in the types of advertising programs. Advertising is a component of store and warehouse operating and selling expenses.

The Financial Accounting Standards Board's Emerging Issues Task Force released a consensus ruling in November 2002 for application in 2003 that requires companies to classify amounts received from vendors as a reduction of product cost unless certain criteria can be met. One such requirement is that the amounts received from vendors represent a reimbursement of costs incurred by the company in selling the vendor's products. A change in the accounting for cooperative advertising arrangements could increase gross profit and increase advertising expense. It could also reduce product cost in inventory and thereby impact the timing of recognition through cost of goods sold. We have not yet completed our assessment of whether, or to what extent, this ruling will impact our results of operations.

While agreements reached with vendors generally cover at least one year, vendor program and cooperative advertising arrangements can change between years. These arrangements can be influenced by increases or reductions in inventory purchases compared to company plans and programs offered by the vendors. While there are long-standing volume and pricing conventions in the office products business, such program arrangements are regularly renegotiated, and as such, are subject to change.

INVENTORY VALUATION

Our selling model is predicated on breadth and availability of product assortment, and our profitability is dependent on high inventory turnover rates. Our merchants monitor inventory on hand by location, particularly as it relates to trailing and projected sales trends. As considered appropriate, we record a charge to reduce the product cost to our assessment of the lower of cost or market. This assessment is based on the quality of the merchandise, the rate of sale, and our assessment of the market conditions. Additional cost adjustments and sales mark-downs will be taken as considered appropriate. Estimates and judgments are required in determining what items to stock and at what level, and what items to discontinue and how to value them prior to sale.

CLOSED STORE RESERVES AND ASSET IMPAIRMENTS

The Company assesses each store's sales trend against historic patterns and projects future profitability on a regular basis. Inherent in this process is significant management judgment as to the projected cash flows. Judgments are also made as to whether lower-performing stores should be closed. At the end of 2000, for example, the Company decided to close 70 under-performing stores following a comprehensive business review. During 2002, 13 stores were closed. The costs associated with closing stores typically relate to a provision for the remaining term on the lease, adjusted for any anticipated sublease income, personnel-related costs, and costs associated with vacating the premises. Costs associated with facility closures are typically included in store and warehouse operating expenses. However, facility closure costs associated with the store closures identified in the 2000 business review were reported as a separate component of operating expenses. During 2002 and 2001, additional charges were recorded to reflect changes in sublease activity related to these closures.

In addition to the decision whether or not to close a store, store assets are regularly reviewed for potential impairment. Even if a decision has been made not to close a lower-performing store, the assets at that location might be impaired. Management judgment is required to ensure the projected cash flow assumptions are based on reasonable and appropriate assumptions. If different assumptions were used, the extent and timing of facility closure costs and asset impairments could be affected. Any impairment charges required are included as a component of the related segment's operating and selling expenses.

SIGNIFICANT TRENDS, DEVELOPMENTS AND UNCERTAINTIES

Over the years, we have seen continued development and growth of competitors in all segments of our business. In particular, mass merchandisers and warehouse clubs have increased their assortment of home office merchandise, attracting additional back-to-school customers and year-round casual shoppers. We also face competition from other office supply superstores that compete directly with us in numerous markets. This competition is likely to result in increased competitive pressures on pricing, product selection and services provided. Many of these retail competitors, including discounters, warehouse clubs, and even drug stores and grocery chains, carry at least limited numbers of basic office supply products, including ink jet and toner cartridges, printer paper and other basic supplies. Some of them have also begun to feature technology products. Many of them price these offerings lower than we do, but they have not shown an indication of greatly expanding their somewhat limited product offerings at this time. This trend towards a proliferation of retailers offering a limited assortment of office products is a potentially serious trend in our industry, and one that our management is watching closely.

We have also seen growth in new and innovative competitors that offer office products over the Internet, featuring special purchase incentives and one-time deals (such as close-outs). Through our own successful Internet and business-to-business web sites, we believe that we have positioned ourselves competitively in the e-commerce arena.

MARKET SENSITIVE RISKS AND POSITIONS

We have market risk exposure related to interest rates and foreign currency exchange rates. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. We manage the exposure to market risks at the corporate level. The portfolio of interest-sensitive assets and liabilities is monitored and adjusted to provide liquidity necessary to satisfy anticipated short-term needs. The percentage of fixed and variable rate debt is managed to fall within a desired range. Our risk management policies allow the use of specified financial instruments for hedging purposes only; speculation on interest rates or foreign currency rates is not permitted.

INTEREST RATE RISK

We are exposed to the impact of interest rate changes on cash equivalents and debt obligations. The impact on cash and short-term investments held at the end of 2002 for a hypothetical 10% decrease in interest rates would be a decrease in interest income of approximately $2 million in 2003.

Market risk associated with our debt portfolio is summarized below:


                                                    2002                                   2001
                                    ------------------------------------   --------------------------------------
                                    Carrying        Fair        Risk        Carrying       Fair          Risk
(Dollars in thousands)                Value        Value     Sensitivity      Value        Value      Sensitivity
-----------------------------------------------------------------------------------------------------------------
Fixed interest rate debt(1)         $262,213      $279,625      $6,174      $481,107      $531,602      $6,770
Variable interest rate debt(1)      $ 81,415      $ 81,415      $  407      $ 74,509      $ 74,509      $  373
-----------------------------------------------------------------------------------------------------------------

(1) Including current maturities.

The risk sensitivity of fixed rate debt reflects the estimated increase in fair value from a 50 basis point decrease in interest rates, calculated on a discounted cash flow basis. The sensitivity of variable rate debt reflects the possible increase in interest expense during the next period from a 50 basis point change in interest rates prevailing at year-end.

During 2001, we entered into an interest rate swap agreement to receive fixed and pay floating rates, converting the equivalent of $250 million of this portfolio to variable rate debt through 2008. The fair value of this agreement at December 29, 2001 was immaterial and the swap agreement was terminated during 2002.

FOREIGN EXCHANGE RATE RISK

We conduct business in various countries outside the United States where the functional currency of the country is not the U.S. dollar. This results in foreign exchange translation exposure when results of these foreign operations are translated into U.S. dollars in our consolidated financial statements. The effect of changes in value of the U.S. dollar compared to other currencies, primarily the euro and British pound, has been to increase reported sales and operating profit when the U.S. dollar weakens and reduce these amounts when the dollar strengthens. While we look for opportunities to reduce our exposure to foreign currency fluctuation against the U.S. dollar, at this point we have determined not to pursue hedging opportunities generally. As of December 28, 2002, a 10% change in the applicable foreign exchange rates would result in an increase or decrease in our operating profit of approximately $10 million.

We are also subject to foreign exchange transaction exposure when our subsidiaries transact business in a currency other than their own functional currency. This exposure arises primarily from a limited amount of inventory purchases in a foreign currency. The introduction of the euro and our decision to consolidate our European purchases has greatly reduced these exposures. At each period during 2002, foreign exchange forward contracts to hedge certain inventory exposures totaled less than $39 million.

INFLATION AND SEASONALITY

Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to be somewhat seasonal, with sales in our North American Retail Division and Business Services Group slightly higher during the first and third quarters of each year, and sales in our International Division slightly higher in the first and fourth quarters.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 143, Accounting for Asset Retirement Obligations. This Statement requires capitalizing asset retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Our adoption of this Statement, at the beginning of fiscal year 2003, did not have a material impact on our results of operations.

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Our adoption of this Statement, at the beginning of fiscal year 2003, did not have a material impact on our results of operations.

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The adoption of this Statement, at the beginning of fiscal year 2003 had no immediate impact, but will affect the timing of future exit or disposal activities reported by the Company.

In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires that, at the inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective immediately and are provided in Note H. The initial recognition and measurement provisions of this Interpretation are effective for guarantees issued or modified after December 31, 2002. We do not expect the adoption of the initial recognition and measurement provisions of this Interpretation to have a material effect on our results of operations.

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. Among other conclusions reached, EITF 02-16 requires that consideration received from a vendor be presumed to be a reduction of the cost of the vendor's products or services. This presumption can be overcome if the consideration can be shown to represent either a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the reseller to sell the vendor's products. This treatment is effective for arrangements entered into or modified on or after January 1, 2003. As indicated in the Critical Accounting Policies section, cooperative advertising programs offset a portion of our advertising costs. Any change to our accounting for cooperative advertising arrangements could result in receipts from vendors being used to lower product costs in inventory and therefore impact the timing of recognition through our cost of goods sold. This change could increase gross profit and increase advertising expense. We have not yet completed our assessment of whether, or to what extent, this ruling will impact our results of operations.

CAUTIONARY STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CAUTIONARY STATEMENTS

In December 1995, the Private Securities Litigation Reform Act of 1995 (the "Act") was enacted by the United States Congress. The Act, as amended, contains certain amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934. These amendments provide protection from liability in private lawsuits for "forward-looking" statements made by public companies under certain circumstances, provided that the public company discloses with specificity the risk factors that may impact its future results. We want to take advantage of the "safe harbor" provisions of the Act. In doing so, we have disclosed these forward-looking statements by informing you in the following specific cautionary statements of certain circumstances which may cause the information in these statements not to transpire as expected.

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

Forward-looking information involves risks and uncertainties, including certain matters that we discuss in more detail below and in our report on Form 10-K, filed with the Securities & Exchange Commission. This information is based on various factors and important assumptions about future events that may or may not actually come true. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements in this Annual Report. In particular, the factors we discuss below and in our Form 10-K could affect our actual results and could cause our actual results in 2003 and in future years to differ materially from those expressed in any forward-looking statement made by us or on our behalf in this Annual Report. We believe that the following risk factors should be considered by persons reading our Annual Report and Form 10-K and hereby qualify those filings by the inclusion of these cautionary statements regarding future performance:

COMPETITION--RETAIL: We compete with a variety of retailers, dealers and distributors in a highly competitive marketplace that includes such competitors as high-volume office supply chains (so-called "office supplies superstores"), warehouse clubs, computer stores, contract stationers and well-established mass merchant retailers. Even grocery and drugstore chains have begun to carry at least limited supplies of basic office supplies and technology items, including printer supplies such as ink cartridges and toner cartridges. Well-established mass merchant retailers have the financial and distribution ability to compete very effectively with us should they choose to enter the office superstore retail category, Internet office supply or contract stationer business or substantially expand their offering in their existing retail outlets. In addition, there is substantial competition on the Internet from other merchants who may or may not have a "brick and mortar" presence. There is a possibility that any or all of these competitors could become more aggressive in the future, thereby increasing the number and breadth of our competitors, potentially having a material adverse effect on our business and results of our operations.

COMPETITION--CONTRACT AND COMMERCIAL: We compete with a number of contract stationers, mail order and Internet operators and retailers who supply office products and services to large and small businesses, both nationally and internationally. In order to achieve and maintain expected profitability levels, we must continue to grow this segment of the business while maintaining the service levels and aggressive pricing necessary to retain existing customers. There can be no assurance we will be able to continue to expand our contract and commercial business while retaining our base of existing customers, and any failure to do so could have a material adverse effect on our profitability. We are also working on various initiatives to improve margin levels in this business segment, but there is no assurance that these initiatives will prove successful. Some of our competitors operate only in the contract and/or commercial channels and therefore may be able to focus more attention on the business services segment, thereby providing formidable competition. Our failure to adequately address this segment of our business could put us at a competitive disadvantage relative to these competitors. In addition, we have reached maximum capacity in some of our distribution centers that serve our contract and commercial customers. The economic problems of the past several years have had an adverse impact on a number of our contract and commercial customers, resulting in some cases in cutbacks in expenditures of our existing customers for office supplies and other items we sell to them.

INTERNET: As mentioned above, many Internet-based merchandisers also compete with us. This competition is expected to increase in the future as these companies proliferate and continue to expand their operations. Many startup operations that are heavily focused on Internet sales may be able to compete with us very effectively in the areas of price and selection. While most of these companies cannot offer the levels of service and stability of supply that we provide, they nevertheless may be formidable competitors, particularly for customers who are willing to look for the absolute lowest price without regard to the other attributes of our business model, including advice and service. In addition, certain manufacturers of computer hardware, software and peripherals, including certain of our suppliers, have expanded their own direct marketing of products, particularly over the Internet. The number of these direct sellers has increased in recent years. Even as we expand our own Internet efforts, our ability to anticipate and adapt to the developing Internet marketplace and the capabilities of our network infrastructure to efficiently handle our rapidly expanding operations are of critical importance. Failure to execute well in any of these key areas could have a material adverse effect on our future sales growth and profitability.

EXECUTION OF EXPANSION PLANS: We plan to open approximately 40 stores in the United States and Canada and 11 to 16 stores in our International Division during 2003. We consider our expansion program to be an integral part of our plans to achieve anticipated operating results in future years. Circumstances outside our control, such as adverse weather conditions affecting construction schedules, unavailability of acceptable sites or materials, labor disputes and similar issues could impact anticipated store openings. At times in the past, our expansion activities have been hampered by less than optimal selection of real estate locations, resulting in some stores that have failed to meet their planned financial results. Our future expansion plans also include opening retail stores of different sizes (generally smaller) than our traditional superstore models and using different store formats and layouts. We cannot determine with certainty whether these newly sized or formatted stores will be successful. The failure to expand by opening new stores as planned and/or the failure to generate the anticipated sales growth in markets where new stores are opened (including the opening of new sizes and formats of stores) could have a material adverse effect on our future sales growth and profitability.

CANNIBALIZATION OF SALES IN EXISTING OFFICE DEPOT STORES: As we expand the number of our stores in existing markets, sales of existing stores may suffer from cannibalization (as customers of our existing stores begin shopping at our new stores). Our new stores typically require an extended period of time to reach the sales and profitability levels of our existing stores. Moreover, the opening of new stores does not ensure that those stores will ever be as profitable as existing stores, particularly when new stores are opened in highly competitive markets or markets in which other office supply superstores may have achieved "first mover" advantage. Our comparable sales are affected by a number of factors, including the opening of additional Office Depot stores; the expansion of our contract stationer business in new and existing markets; competition from other office supply chains, mass merchandisers, warehouse clubs, computer stores, other contract stationers and Internet-based businesses; and regional, national and international economic conditions. In addition, our profitability would be adversely affected if our competitors were to attempt to capture market share by reducing prices. Any or all of these circumstances could have a material adverse effect on our anticipated future revenue and profitability models.

COSTS OF REMODELING AND RE-MERCHANDISING STORES: The remodeling and re-merchandising of our stores has contributed to increased store expenses, and these costs are expected to continue impacting store expenses throughout 2003 and beyond. While a necessary aspect of maintaining a fresh and appealing image to our customers, the expenses associated with such activities could result in a significant impact on our net income in the future. In addition, there is no guarantee that these changes will generate any of the benefits that we have anticipated. Furthermore, our growth, through both store openings and acquisitions, will continue to require the expansion and upgrading of our informational, operational and financial systems, as well as necessitate the hiring of new managers at the store and supervisory level.

HISTORICAL FLUCTUATIONS IN PERFORMANCE: Fluctuations in our quarterly operating results have occurred in the past and may occur in the future. A variety of factors could contribute to this quarter-to-quarter variability, including new store openings which require an outlay of pre-opening expenses, generate lower initial profit margins and cannibalize existing stores; timing of warehouse integration; competitors' pricing; changes in our product mix; fluctuations in advertising and promotional expenses; the effects of seasonality; acquisitions of contract stationers; competitive store openings; an increase in activity by non-traditional resellers of office supplies, technology or other products we sell, or other events. Such quarterly fluctuations could have a material adverse effect on our financial results and/or the price of our securities.

VIKING MERGER AND INTEGRATION: On August 26, 1998, we merged with Viking. While we have made progress in the integration of Viking into Office Depot, we anticipate that costs related to completing the integration of Viking's warehouse facilities and technologies with our delivery network will continue to negatively impact our warehouse expenses in 2003 and beyond. Moreover, integrating the operations and management of Office Depot and Viking has been, and continues to be, a complex process. There can be no assurance that this integration process will be completed as rapidly as we anticipate or that, even if achieved as anticipated, it will result in all of the anticipated synergies and other benefits we expect to realize. The integration of the two companies continues to require significant management attention, which may temporarily distract us from other matters. In 2003, we anticipate moving a significant portion of our Viking operations from Los Angeles, California to our headquarters campus in Delray Beach, Florida. Among other risks, loss of key personnel, disruption during the course of this relocation and related factors may adversely affect our Viking business in the coming year. Our inability to successfully complete the integration of the operations of Office Depot and Viking could have a material adverse effect on our future sales growth and profitability.

INTERNATIONAL ACTIVITY: We have operations in a number of international markets. We intend to enter additional international markets as attractive opportunities arise. Each entry could take the form of a startup, acquisition of stock or assets or a joint venture or licensing arrangement. We have made a decision to accelerate our growth in Europe, increasing more rapidly than originally planned the number of countries in which we operate. In addition to the risks described above (in our domestic operations), internationally we face such risks as foreign currency fluctuations, unstable political and economic conditions, and, because some of our foreign operations are not wholly owned, compromised operating control in certain countries. Recent world events have served to underscore even further the risks and uncertainties of operating in other parts of the world. Risks of civil unrest, war and economic crisis in portions of the world outside North America in which we operate represent a more significant factor than may have been the case in the past. Also, we have experienced significant fluctuations in foreign currency exchange rates in 2002, which affected the sales and earnings in our International Division. Our results may continue to be affected by these fluctuations, both positive and negative, in the future as the value of the U.S. dollar changes against other currencies. In addition, we do not have a large group of managers experienced in international operations and will need to recruit additional management resources to successfully compete in many foreign markets. All of these risks could have a material adverse effect on our financial position or our results from operations. Moreover, as we increase the relative percentage of our business that is operated globally, we also increase the impact these factors have on our future operating results. Our startup operation in Japan, in particular, has proven to be disappointing to date and has generated losses that have materially affected our financial results in the past and may do so in the future. Because of differing commercial practices, laws and other factors, our ability to use the Internet and electronic commerce to substantially increase sales in international locations may not progress at the same rate as in North America.

GLOBAL SOURCING OF PRODUCTS/PRIVATE LABEL: In recent years, we have substantially increased the number and types of products which we sell under our own Office Depot(R), Viking(TM), and other private label brands. We expect this trend to continue in the future. We source many of these products from outside the United States, particularly in the Far East. While these products have attractive margins and enhance our brand image, the increased reliance on foreign sourced products introduces its own set of risks and uncertainties. Sources of supply may prove to be unreliable, or the quality of the sourced products may vary from our expectations. Economic and civil unrest in areas of the world where we source such products could adversely impact the availability or cost of such products, or both. Moreover, this increased reliance on globally sourced products also subjects our Company to other risks, such as the protracted dockworkers strike on the U.S. West Coast that adversely impacted imported products for a substantial period of time in 2002. Any of these circumstances could have a material adverse effect on our financial performance in the future.

SOURCES AND USES OF CASH: We believe that our current level of cash and cash equivalents, future operating cash flows, lease financing arrangements and funds available under our credit facilities and term loans should be sufficient to fund our planned expansion, integration and other operating cash needs for at least the next year. However, there can be no assurance that additional sources of financing will not be required during the next twelve months as a result of unanticipated cash demands, opportunities for expansion, acquisition or investment, changes in growth strategy, changes in our warehouse integration plans or adverse operating results. We could attempt to meet our financial needs through the capital markets in the form of either equity or debt financing. Alternative financing will be considered if market conditions make it financially attractive. There can be no assurance that any additional funds required by us, whether within the next twelve months or thereafter, will be available to us on satisfactory terms. Our inability to access needed financial resources could have a material adverse effect on our financial position or operating results.

M&A ACTIVITY: In the past, since the Viking merger in 1998, we have limited our merger and acquisition activity to relatively small acquisitions. As we seek ways to more aggressively expand and grow our business, it appears more likely that we will increase our interest in M&A activity both domestically and internationally. While the opportunities from such activity cannot be ignored, neither can the clear reality that many acquisitions do not measure up to the expectations of the acquiring company, for a host of reasons. M&A activity may divert attention of our executive management team away from our existing core businesses. We may do a less than optimal job of due diligence or evaluation of target companies, and, as our experience with Viking serves to indicate, the task of integrating two substantial businesses can prove daunting. Failure to grow our businesses through M&A activity, or failure to execute M&A activity in a satisfactory manner could have a significant and material adverse effect on our future business prospects and/or our financial performance in the future.

EFFECTS OF CERTAIN ONE-TIME CHARGES: Since our merger with Viking and our comprehensive business review in 2000, we have recorded additional charges and credits to adjust past estimates, such as facility closure costs, to reflect current conditions. There can be no assurance that additional charges of this nature will not be required in the future as well. In particular, we expect that a retail store chain, such as our Retail Stores Division, should expect to close a certain number of stores each year, while remodeling and/or relocating a number of other stores. We cannot be certain that our decisions to close, remodel and/or relocate stores will have the desired favorable results on our financial performance, nor can we anticipate the size and nature of non-recurring charges associated with such matters. Such charges, if any, could have a materially adverse impact on our financial position or operating results in the future.

IMPACT OF NEW LEGISLATION AND NEW ACCOUNTING RULES: In July 2002, the United States Congress passed, and President Bush signed into law, legislation that has been called the most comprehensive set of reforms of public companies in over a half century. Moreover, the implementation of this legislation (the Sarbanes-Oxley Act of 2002 ("SOA")) is dependent upon the adoption of a host of new regulations by the Securities and Exchange Commission ("SEC") and the newly created Public Company Accounting Oversight Board. New regulations may dramatically change the manner in which the Company is required to report its results of operations, balance sheet items and other aspects of financial accounting in the future. While Office Depot believes that it has been at all times in material compliance with laws and regulations pertaining to the proper recording and reporting of our financial results, there can be no assurance that future regulations, implementing SOA and otherwise, will not have a material adverse impact on our reported results as compared with prior reporting periods. Certain policy issues, such as the expensing of stock options issued to our employees, could, for example, have a dramatic impact on our reported results of operations, depending upon the outcome of current discussions regarding which, if any, of these policy issues should or will change. Any or all of the foregoing could have a material adverse impact on our reported financial results. The Financial Accounting Standards Board (the "FASB") has promulgated several new accounting standards and is considering others, some of which could have a material impact on our reported results. In particular, our Company is required to assess the continuing value of goodwill and long-lived assets. This assessment requires judgment and estimates about future cash flows, which may or may not be realized. Changes in facts or assumptions could cause the write-down or write-off of long-lived assets or goodwill associated with our operations in Japan, as well as in our newly acquired subsidiary, 4Sure.com, Inc. Reflecting the slow economy in general and the slowdown in technology sales in particular, this subsidiary has not performed as we had anticipated at the time we acquired that company. The impact of any required write-off of goodwill associated with these or other units of the Company could have a material adverse impact on our reported financial results in future periods. Additionally, the FASB has begun a project to address revenue recognition concepts. Results of this project may affect how companies, including Office Depot, measure and report sales. A change to the practices currently followed could have a significant impact on the amount of revenue recognized.

CONTINUED ECONOMIC DOWNTURN: In the decade of the 1990's, the favorable United States economy contributed to the expansion and growth of retailers. Our country experienced low inflation, relatively low interest rates, low unemployment and an escalation of new businesses. Since the turn of the 21st century, however, the economy has been in a downturn which has seen increased unemployment, stagnant business growth rates and a substantial decrease in the formation of new businesses. All of these factors have combined to negatively affect our businesses, especially in the United States and Japan. The Federal Reserve continued to dramatically reduce interest rates throughout 2002 in recognition of the economic downturn--or recession--in an effort to address that downturn. The overall stock market has been in a period of poor performance throughout since 2000. The retail industry, in particular, continues to display signs of a slowdown, with several specialty retailers, both in and outside our industry segment, reporting earnings warnings throughout 2002. One major discount retailer in the Fortune 50 filed for bankruptcy protection early in 2002, further indicating that the slow economy is having an impact on the retail industry. The depth and duration of this general economic slowdown may adversely impact our business and the results of our operations in the future.

EFFECT OF POSSIBLE WAR: Among the chief uncertainties facing our nation and world, and as a result our business, is the possibility of a war in the Middle East. Obviously no one can predict with certainty whether such an eventuality will occur, or if it does, what the overall economic impact will be. Clearly, such an event or series of events could have a very serious adverse impact on our business in 2003 and beyond.

EXECUTIVE MANAGEMENT: Since the appointment of our new Chief Executive Officer in July 2000, we have continued to evolve our management organization to better address the future goals of our Company. In 2002, we filled key positions by adding Executive Vice Presidents in the areas of Information Technology, Merchandising and Marketing. These new senior executives, in turn, have made significant changes in their respective business organizations. In many cases, new executives have joined our Company midway through 2002 or even later. While most key positions have been filled, not all such critical positions are filled at this time. Various searches are underway to identify the best individuals to fill these positions. Furthermore, our new leadership team, and the new management structure we have adopted, may prove not to be ideal for our Company and may not result in the benefits expected; and, as a result, may materially and adversely affect our future operating results.

DISCLAIMER OF OBLIGATION TO UPDATE

We assume no obligation (and specifically disclaim any such obligation) to update these Cautionary Statements or any other forward-looking statements contained in this Annual Report to reflect actual results, changes in assumptions or other factors affecting such forward-looking statements.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors of Office Depot, Inc.

We have audited the accompanying consolidated balance sheets of Office Depot, Inc. (the "Company") as of December 28, 2002 and December 29, 2001 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Office Depot, Inc. as of December 28, 2002 and December 29, 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.


/S/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
February 13, 2003

CONSOLIDATED BALANCE SHEETS

                                                                                        December 28,      December 29,
(In thousands, except share and per share amounts)                                          2002               2001
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                             $   877,088       $   565,388
  Short-term investments                                                                      6,435                --
  Receivables, net of allowances of $29,149 in 2002 and $32,228 in 2001                     771,632           774,175
  Merchandise inventories, net                                                            1,305,589         1,253,420
  Deferred income taxes                                                                     143,073           148,490
  Prepaid expenses and other current assets                                                 105,898            81,908
---------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                  3,209,715         2,823,381
Property and equipment, net                                                               1,118,062         1,099,618
Goodwill                                                                                    257,797           242,762
Other assets                                                                                180,238           165,882
---------------------------------------------------------------------------------------------------------------------
      Total assets                                                                      $ 4,765,812       $ 4,331,643
=====================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                      $ 1,173,973       $ 1,058,436
  Accrued expenses and other current liabilities                                            662,490           617,210
  Income taxes payable                                                                      139,431           107,347
  Current maturities of long-term debt                                                       16,115           318,521
---------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                             1,992,009         2,101,514
Deferred income taxes and other credits                                                      64,721            64,139
Long-term debt, net of current maturities                                                   411,970           315,331
Zero coupon, convertible subordinated notes                                                      --             2,221
Commitments and contingencies
Stockholders' equity:
  Common stock--authorized 800,000,000 shares of $.01 par value;
    issued 393,905,052 in 2002 and 385,538,340 in 2001                                        3,939             3,855
  Additional paid-in capital                                                              1,118,028         1,007,088
  Unamortized value of long-term incentive stock grant                                       (1,295)           (2,578)
  Accumulated other comprehensive income (loss)                                               1,165           (71,273)
  Retained earnings                                                                       2,028,442         1,717,734
  Treasury stock, at cost--85,389,591 shares in 2002 and 82,443,170 shares in 2001         (853,167)         (806,388)
---------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                            2,297,112         1,848,438
---------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                        $ 4,765,812       $ 4,331,643
=====================================================================================================================

 The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share amounts)                          2002               2001               2000
---------------------------------------------------------------------------------------------------------------
Sales                                                        $ 11,356,633       $ 11,082,112       $ 11,495,493
Cost of goods sold and occupancy costs                          8,022,663          7,940,067          8,435,928
---------------------------------------------------------------------------------------------------------------
  Gross profit                                                  3,333,970          3,142,045          3,059,565
Store and warehouse operating and selling expenses              2,331,384          2,322,577          2,388,108
General and administrative expenses                               486,279            445,538            447,693
Facility closure costs                                              6,744              8,436            110,038
Other operating expenses                                            9,855             12,125              6,733
---------------------------------------------------------------------------------------------------------------
  Operating profit                                                499,708            353,369            106,993
Other income (expense):
Interest income                                                    18,509             12,980             11,345
Interest expense                                                  (46,195)           (43,339)           (32,683)
Miscellaneous income (expense), net                                 7,183             (9,057)             4,632
---------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes           479,205            313,953             90,287
Income taxes                                                      167,722            112,296             41,972
---------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                               311,483            201,657             48,315
Discontinued operations                                              (775)              (614)             1,017
---------------------------------------------------------------------------------------------------------------
Net earnings                                                 $    310,708       $    201,043       $     49,332
---------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations:
  Basic                                                      $       1.02       $       0.68       $       0.16
  Diluted                                                            0.98               0.66               0.16
---------------------------------------------------------------------------------------------------------------
Net earnings per share:
  Basic                                                      $       1.01       $       0.67       $       0.16
  Diluted                                                            0.98               0.66               0.16
---------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                       Unamortized    Accumu-
                                                                          value        lated
                                                                        of long-       other
                                                                          term        compre-    Compre-
                                   Common       Common    Additional    incentive     hensive    hensive
(In thousands,                     stock        Stock      paid-in        stock        Income    income       Retained      Treasury
except share amounts)              shares       amount     capital        grant        (loss)    (loss)       earnings       stock
-----------------------------    -----------    ------   ---------    ------------ -----------  ---------    ----------    ---------
Balance at December 25, 1999     376,212,439    $3,762   $  926,295      $(4,065)    $ 15,730                $1,467,359   $(501,361)
Comprehensive income:
  Net earnings                                                                                  $  49,332        49,332
  Foreign currency
    translation adjustment                                                             (7,093)     (7,093)
  Realized gain on investment
    securities, net of tax                                                            (62,127)    (62,127)
                                                                                                ---------
  Comprehensive (loss)                                                                          $ (19,888)
                                                                                                =========
Acquisition of treasury stock                                                                                              (300,797)
Grant of long-term
  incentive stock                     25,000                    199         (199)
Cancellation of long-term
  incentive stock                    (50,000)                  (819)         600
Exercise of stock options
  (including income
  tax benefits)                      424,809         4       (1,984)
Issuance of stock under
  employee stock
  purchase plans                   1,372,566        14        9,713

Matching contributions
 under 401(k) and deferred
 compensation plans                  703,545         7        5,810
Amortization of long-term
 incentive stock grant                                                                   871
                                 -----------    ------   ----------      -------     --------   ---------    ----------   ---------

Balance at December 30, 2000     378,688,359     3,787      939,214       (2,793)     (53,490)                1,516,691    (802,158)
Comprehensive income:
  Net earnings                                                                                  $ 201,043       201,043
  Foreign currency
    translation adjustment                                                            (17,783)    (17,783)
                                                                                                ---------
  Comprehensive income                                                                          $ 183,260
                                                                                                =========
Acquisition of treasury stock                                                                                                (4,194)
  Grant of long-term
  incentive stock                     80,000         1          764         (764)
Exercise of stock options
  (including income tax
  benefits)                        5,604,810        55       56,430                                                             (60)
Issuance of stock under
  employee stock
  purchase plans                     751,400         8        6,712
Matching contributions
 under 401(k) and
 deferred compensation plans         413,771         4        3,957
Direct Stock Purchase Plans                                      11                                                              24
Amortization of long-term
  incentive stock grant                                                      979
                                 -----------    ------   ----------      -------     --------      --------- ----------   ---------
Balance at December 29, 2001     385,538,340     3,855    1,007,088       (2,578)     (71,273)                1,717,734    (806,388)
Comprehensive income:
  Net earnings                                                                                     $ 310,708    310,708
  Foreign currency
    translation adjustment                                                             72,438         72,438
                                                                                                   ---------
  Comprehensive income                                                                             $ 383,146
                                                                                                   =========
Acquisition of treasury stock                                                                                               (45,869)
Grant of long-term
  incentive stock                     15,000                    218         (218)
Cancellation of long-term
  incentive stock                    (73,524)                  (549)         284
Exercise of stock options
  (including income
  tax benefits)                    8,195,441        82      108,478                                                            (965)
Issuance of stock under
  employee stock
  purchase plans                     139,773         1        1,097
Matching contributions
 under 401(k) and
 deferred compensation plans          90,022         1        1,663
Direct Stock Purchase Plans                                      33                                                              55
Amortization of long-term
  incentive stock grant                                                    1,217
                                 -----------    ------   ----------      -------     --------                ----------   ---------
Balance at December 28, 2002     393,905,052    $3,939   $1,118,028      $(1,295)    $  1,165                $2,028,442   $(853,167)
                                 ===========    ======   ==========      =======     ========                ==========   =========



The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                                         2002            2001            2000
--------------                                                                      ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                      $ 310,708       $ 201,043       $  49,332
                                                                                    ---------       ---------       ---------
  Adjustments to reconcile net earnings to net cash provided by operating activities:

    Discontinued operations                                                               775             614          (1,017)
    Depreciation and amortization                                                     200,747         198,223         204,253
    Charges for losses on inventories and receivables                                  93,220         108,690         118,651
    Net earnings from equity method investments                                        (9,279)        (10,892)         (9,436)
    Accreted interest on zero coupon, convertible subordinated notes                    7,558          11,308          19,203
    Employee stock benefit plans                                                        2,616           5,001           6,469
    Deferred income taxes                                                              (9,994)            196         (81,814)
    Net loss (gain) on investment securities                                            2,998          14,100         (12,414)
    Loss (gain) on disposal of property and equipment                                   1,465          (5,273)         10,585
    Facility closure costs and impairment charges                                      12,130          43,623         114,343
    Other operating activities                                                         24,660              --              --
    Changes in assets and liabilities:
      Decrease (increase) in receivables                                               11,668          83,581         (85,979)
      (Increase) decrease in merchandise inventories                                  (99,487)         75,238         (67,347)
      Net (increase) decrease in prepaid expenses and other assets                    (18,169)          8,961         (23,951)
      Net increase in accounts payable, accrued expenses and deferred credits         170,281          11,528          74,048
                                                                                    ---------       ---------       ---------
  Total adjustments                                                                   391,189         544,898         265,594
                                                                                    ---------       ---------       ---------
Net cash provided by operating activities                                             701,897         745,941         314,926
                                                                                    ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of short-term investments                                                   (6,435)             --              --
  Purchases of investment securities                                                   (2,151)             --         (30,112)
  Proceeds from sale of investment securities                                              --              --          54,006
  Acquisitions                                                                             --         (45,960)             --
  Capital expenditures                                                               (202,218)       (208,056)       (266,998)
  Proceeds from sale of property and equipment                                         11,338          20,945           4,469
                                                                                    ---------       ---------       ---------
Net cash used in investing activities                                                (199,466)       (233,071)       (238,635)
                                                                                    ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from exercise of stock options and sale of stock under employee
    stock purchase plans                                                               88,898          52,962          12,388
  Repurchase of common stock for treasury                                             (45,869)         (4,193)       (300,797)
  Proceeds from issuance of long-term debt                                                 --         266,286         430,522
  Payments on long- and short-term borrowings                                         (12,350)       (400,458)        (27,015)
  Repurchase of zero coupon, convertible subordinated notes                          (243,304)             --        (249,191)
                                                                                    ---------       ---------       ---------
Net cash used in financing activities                                                (212,625)        (85,403)       (134,093)
                                                                                    ---------       ---------       ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                           21,894          (8,537)        (10,587)
                                                                                    ---------       ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  311,700         418,930         (68,389)
Cash and cash equivalents at beginning of period                                      565,388         146,458         214,847
                                                                                    ---------       ---------       ---------
Cash and cash equivalents at end of period                                          $ 877,088       $ 565,388       $ 146,458
                                                                                    =========       =========       =========

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Office Depot, Inc. (the "Company") is a global supplier of office products and services, with sales in 20 countries outside the United States and Canada under the Office Depot(R), Viking Office Products(R), Viking Direct(R), and 4Sure.com(R) brand names. Products and services are offered through wholly owned retail stores, contract business-to-business sales relationships, commercial catalogs and multiple web sites providing a wide range of office products, computers and technical support functions.

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

FOREIGN CURRENCY TRANSLATION: Assets and liabilities of international operations are translated into U.S. dollars using the exchange rate at the balance sheet date. Revenues and expenses are translated at average monthly exchange rates. Translation adjustments resulting from this process are recorded in stockholders' equity as a component of other comprehensive income (loss).

CASH EQUIVALENTS: Highly liquid securities with maturities of three months or less from the date of acquisition are classified as cash equivalents.

RECEIVABLES: Trade receivables, net, totaled $482.5 million and $454.5 million at December 28, 2002 and December 29, 2001, respectively. An allowance for doubtful accounts has been recorded to reduce receivables to an amount expected to be collectible from customers. The allowance recorded at December 28, 2002 and December 29, 2001 was approximately $29.1 million and $32.2 million, respectively. Receivables generated through a private label credit card program are transferred to a financial services company with recourse to Office Depot.

The Company's exposure to credit risk associated with trade receivables is limited by having a large customer base that extends across many different industries and geographic regions. However, the Company's receivables may be adversely affected by an economic slowdown in the U.S. or internationally.

Other receivables, totaling $289.1 million and $319.7 million as of December 28, 2002 and December 29, 2001, respectively, consist primarily of amounts due from vendors under purchase rebate, cooperative advertising and various other marketing programs. Amounts expected to be received from vendors relating to purchases of merchandise inventories are recognized as a reduction of cost of goods sold as the merchandise is sold. Amounts relating to cooperative advertising and marketing programs are recognized as a reduction of advertising expense in the period that the related expenses are recognized.

MERCHANDISE INVENTORIES: Inventories are stated at the lower of cost or market value. The weighted average method is used to determine the cost of over 90% of inventories and the first-in-first-out method is used for the remainder of our inventories, primarily in our International Division.

INCOME TAXES: Income tax expense is recognized at applicable U.S. or international tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and a different period's income tax return. The tax effects of such differences are reported as deferred income taxes.

Essentially all earnings of foreign subsidiaries are expected to be reinvested in overseas expansion. Accordingly, no provision has been made for incremental U.S. taxes on undistributed earnings considered permanently invested. Cumulative undistributed earnings of our foreign subsidiaries for which no Federal income taxes have been provided was $778.7 million and $582.0 million as of December 28, 2002 and December 29, 2001, respectively.

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

INVESTMENTS: In prior years the Company made various investments in Internet-based companies and funds. Certain of these investments were recorded as investments at cost while others were considered available for sale and, accordingly, were carried at their estimated fair value with any changes in fair value being recorded as a separate component of stockholders' equity, net of applicable taxes. In fiscal 2000, investments considered available for sale were sold. The remaining investments are carried at cost and their value is periodically monitored. If a decline in value is considered other than temporary, an impairment charge is recognized in earnings in the period when the determination is made. At December 28, 2002 and December 29, 2001, the portfolio totaled $14.4 million and $15.2 million, respectively.

GOODWILL: Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Under accounting rules that became effective at the beginning of 2002, goodwill is no longer amortized, but it is tested annually for possible impairment. See Note E for goodwill balances and related information.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed at the location level, considering the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Beginning with fiscal year 2002, we adopted Statement of Financial Accounting Standard No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. Impairment losses of $5.4 million and $19.3 million were recognized in 2002 and 2001 relating to certain under-performing retail stores. Impairment charges of $63.0 million were also recognized in 2000.

Facility Closure Costs: The Company regularly reviews store performance against expectations and closes stores not meeting investment requirements. Costs associated with closures resulting from such ongoing performance reviews, principally lease cancellation costs, have historically been accrued when the decision to close is made. New accounting rules that became effective at the beginning of fiscal year 2003 will generally delay recognition of lease termination costs from the date of closure commitment to the date the facility is no longer used in an operating capacity. See Note C for discussion of facility closures in 2000 and related adjustments.

Fair Value of Financial Instruments: The estimated fair values of financial instruments recognized in the Consolidated Balance Sheets or disclosed within these Notes to our Consolidated Financial Statements have been determined using available market information, information from unrelated third-party financial institutions and appropriate valuation methodologies. However, considerable judgment is required when interpreting market information and other data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

Short-Term Assets and Liabilities: The fair values of cash and cash equivalents, short-term investments, receivables and accounts payable approximate their carrying values because of their short-term nature.

Notes Payable: The fair values of the zero coupon, convertible subordinated notes and senior subordinated notes were determined based on quoted market prices.

Interest Rate Swaps and Foreign Currency Contracts: The fair values of our interest rate swaps and foreign currency contracts are the amounts receivable or payable to terminate the agreements at the reporting date, taking into account current interest and exchange rates. No amounts were outstanding at the end of 2002, and amounts at the end of 2001 were immaterial.

There were no significant differences as of December 28, 2002 and December 29, 2001 between the carrying values and fair values of the financial instruments except as disclosed below:


                                       2002                 2001
                               --------------------  ----------------------
(Dollars in thousands)         Carrying      Fair     Carrying      Fair
                                 Value       Value      Value       Value
-------------------------      ----------  --------  ----------    --------
Zero coupon, convertible
  subordinated notes            $     --   $     --    $235,747    $258,794
Senior subordinated notes        262,213    279,625     245,360     271,250
                               ----------  --------  ----------    --------

Accounting for Stock-Based Compensation: The Company accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Essentially all employee stock options are issued at market value on the date of grant. Under APB 25, no compensation expense is recognized for such options. The compensation cost charged against income for restricted shares issued under the Long-Term Equity Incentive Plan and Long-Term Incentive Stock Plan, as well as the Company's match under the retirement savings plans totaled $9.4 million, $4.9 million and $6.4 million in 2002, 2001 and 2000, respectively. Had compensation cost for awards under our stock-based compensation plans been determined using the fair value method prescribed by Statement of Financial Accounting Standard ("FAS") No. 123, Accounting for Stock-Based Compensation, the Company would have recognized additional compensation expense, net of related tax effects, of approximately $29.4 million, $36.7 million and $39.5 million in 2002, 2001 and 2000, respectively. The Company prepares this pro forma disclosure based on the assumptions listed below, as well as an assumption of forfeiture rates for unvested options. As provided in FAS 123, pro forma compensation expense is adjusted at the end of the vesting period for differences between estimated and actual forfeitures. The decline in pro forma compensation expense presented for 2002 reflects higher than anticipated forfeitures of unvested options issued in 1999. This decline relates to these pro forma disclosures only and did not affect expenses presented in the Consolidated Statements of Earnings. The pro forma information below is based on provisions of FAS 123, as amended by FAS 148, Accounting for Stock-Based Compensation-- Transition and Disclosure, issued in December 2002.



 (In thousands, except per share amounts)          2002       2001      2000
-----------------------------------------        --------   --------   -------
 Net earnings
   As reported                                   $310,708   $201,043   $49,332
   Pro forma                                      281,332    164,335     9,794

Net earnings per share--Basic
   As reported                                   $   1.01   $   0.67   $  0.16
   Pro forma                                         0.92       0.55      0.03

Net earnings per share--Diluted

   As reported                                   $   0.98   $   0.66   $  0.16
   Pro forma                                         0.89       0.54   $  0.03
                                                 --------   --------   -------

The fair value of each stock option granted is established on the date of the grant using the Black-Scholes option-pricing model, with the following weighted average assumptions for grants in 2002, 2001 and 2000:

--       Risk-free interest rates of 4.69% for 2002, 4.58% for 2001 and 6.37%
         for 2000

-- Expected lives of 4.4, 4.9 and 5.6 years for 2002, 2001 and 2000, respectively

--       A dividend yield of zero for all three years

--       Expected volatility of 40% for all three years

Revenue Recognition: Revenue is recognized at the point of sale for retail transactions and at the time of successful delivery for contract, catalog and Internet sales. An allowance for sales returns has been recorded based on past experience. Revenue from sales of extended warranty service plans is either recognized at the point of sale or over the warranty period, depending on the determination of legal obligor status. All performance obligations and risk of loss associated with such contracts are transferred to an unrelated third-party administrator at the time the contracts are sold. Costs associated with these contracts are recognized in the same period as the related revenue.

Shipping and Handling Fees and Costs: Income generated from shipping and handling fees is classified as revenues for all periods presented. The costs related to shipping and handling are included as a component of store and warehouse operating and selling expenses. These costs were $717.8 million in 2002, $740.8 million in 2001 and $747.8 million in 2000.

Advertising: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues. We participate in cooperative advertising programs with our vendors in which they reimburse us for a portion of our advertising costs. Advertising expense, net of cooperative advertising allowances, amounted to $317.6 million in 2002, $309.5 million in 2001 and $287.9 million in 2000.

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

New Accounting Standards: In July 2001, the Financial Accounting Standards Board
(FASB) issued Statement No. 143, Accounting for Asset Retirement Obligations. This Statement requires capitalizing asset retirement costs as part of the total cost of the related long-lived asset and subsequently allocating the total expense to future periods using a systematic and rational method. Our adoption of this Statement, at the beginning of fiscal year 2003, did not have a material impact on our results of operations.

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. This Statement eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Our adoption of this Statement, at the beginning of fiscal year 2003, did not have a material impact on our results of operations.

In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The adoption of this Statement, at the beginning of fiscal year 2003 had no immediate impact, but will affect the timing of future exit or disposal activities reported by the Company.

In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires that, at the inception of a guarantee, a guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective immediately and are provided in Note H.The initial recognition and measurement provisions of this Interpretation are effective for guarantees issued or modified after December 31, 2002. We do not expect the adoption of the initial recognition and measurement provisions of this Interpretation to have a material impact on our results of operations.

In November 2002, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor. Among other conclusions reached, EITF 02-16 requires that consideration received from a vendor be presumed to be a reduction of the cost of the vendor's products or services. This presumption can be overcome if the consideration can be shown to represent either a payment for assets or services delivered to the vendor or a reimbursement of costs incurred by the reseller to sell the vendor's products. This treatment is effective for arrangements entered into or modified on or after January 1, 2003. As stated above, cooperative advertising programs offset a portion of our advertising costs. A change to the accounting for cooperative advertising arrangements could result in receipts from vendors being applied to lower product costs in inventory and therefore impact the timing of recognition through the cost of goods sold. This change could increase gross profit and increase advertising expense. We have not yet completed our assessment of whether, or to what extent, this ruling will impact our results of operations.

NOTE B--DISCONTINUED OPERATIONS

In August 2002, the Company announced its decision to sell its Australian operations. Accordingly, the Australian portion of the Company's business is reported as a discontinued operation in the International segment disclosure and the consolidated financial statements. Prior periods presented have been restated to reflect this classification. The sale was completed in January 2003 with no significant impact on net earnings.

Australia's sales and pre-tax profit (loss), respectively, were $80.9 million and $(1.0) million for 2002; $72.0 million and $0.2 million for 2001; and $74.2 million and $2.2 million for 2000. Diluted earnings per share was not affected by discontinued operations in the three years presented. Basic (loss) per share amounts were $(0.01) and $(0.01), for 2002 and 2001, respectively. Australia's assets and liabilities have been classified as held for sale and at December 28, 2002 and December 29, 2001, respectively, $33.0 million and $29.6 million are included in prepaid expenses and other current assets and $7.0 million and $6.9 million are included in accrued expenses and other current liabilities in the accompanying Consolidated Balance Sheets.

NOTE C--2000 COMPREHENSIVE BUSINESS REVIEW

During the second half of 2000, the Company performed a comprehensive review of the business. As a result of this review, a significant number of facilities were closed, assets were written down and employees were severed. Separate from this review, other charges and credits were recorded so that the net charge recorded for the year 2000 totaled $260.6 million. Activity relating to the business review included facility closure costs of $110.0 million; asset impairments of $63.0 million; inventory write-downs of $38.4 million; write-off of corporate assets of $11.2 million; goodwill impairment of $11.1 million; and severance costs of $35.6 million. Additionally, the Company recorded a $10.5 million net charge to establish a reserve for sales returns and allowances, a $45.5 million charge to recognize declines in the value of investments, realized a $57.9 million gain on the sale of investments, and recorded a $6.8 million net credit to adjust prior period accrued merger costs.

The accrual for lease termination costs identified above was based on the future commitments under contract, adjusted for anticipated sublease and termination benefits. During 2002 and 2001, additional net charges of $6.7 million and $8.4 million, respectively, were recorded because of lower than anticipated recoveries resulting from a softening in the market for sublease space. Future changes in the market for real estate subleases may cause our current estimates to change, therefore resulting in additional charges or credits to our future results.The accrued balance relating to our future commitments under operating leases of our closed stores was $60.4 million and $76.7 million at December 28, 2002 and December 29, 2001, respectively.

NOTE D--PROPERTY AND EQUIPMENT

Property and equipment consisted of:

                                       DECEMBER 28,    December 29,
(Dollars in thousands)                     2002            2001
-----------------------------------------------------------------
Land                                   $   79,253      $  87,055
Buildings                                 253,930        239,012
Leasehold improvements                    630,442        608,004
Furniture, fixtures and                 1,098,897        960,831
equipment
-----------------------------------------------------------------
                                        2,062,522      1,894,902
Less accumulated depreciation            (944,460)      (795,284)
-----------------------------------------------------------------
                                       $1,118,062     $1,099,618
-----------------------------------------------------------------

The above table of property and equipment includes assets held under capital leases as follows:

                                      DECEMBER 28,    December 29,
(Dollars in thousands)                    2002            2001
-----------------------------------------------------------------
Buildings Furniture,                    $ 55,975        $55,975
fixtures and equipment                    45,410         37,731
-----------------------------------------------------------------
                                         101,385         93,706
Less accumulated depreciation            (40,590)        (30,321)
-----------------------------------------------------------------
                                        $ 60,795        $ 63,385
-----------------------------------------------------------------

NOTE E--GOODWILL AND INTANGIBLE ASSETS

The components of goodwill by segments are listed below:

                                      DECEMBER 28,    December 29,
(Dollars in thousands)                    2002            2001
-----------------------------------------------------------------
Goodwill:
   North American Retail                $  1,470       $  1,424
   Business Services Group               229,950        213,269
   International                          26,377         28,069
-------------------------------------------------------------------
 Total goodwill                         $257,797       $242,762

The increase in goodwill reflects an election made during 2002 relating to the tax treatment of the 4Sure.com acquisition. The election resulted in the use of acquired net operating loss carryforwards and the related portion of goodwill being deductible over 15 years for tax purposes. This treatment had no impact on the results of operations or current period cash flows. The remaining change in the value of goodwill reflects the impact of accounting for the Australian business as a discontinued operation, as well as fluctuations in foreign currency exchange rates. Under accounting rules that went into effect at the beginning of 2002, goodwill and indefinite life intangible assets are no longer amortized but are tested annually for impairment. Goodwill amortization in 2001 and 2000 was $5.2 million and $5.1 million, respectively. Without this amortization, pro forma earnings per share would have increased by $0.02 for both 2001 and 2000.

The net book value of intangible assets totaled $12.5 million at December 28, 2002 and $10.9 million at December 29, 2001 and is included in other assets in the Consolidated Balance Sheets. Amortization of intangible assets was $1.5 million in 2002, $2.0 million in 2001, and $2.1 million in 2000. It is anticipated that amortization expense will continue at approximately $1.5 million for 2003, $0.9 million for 2004, and $0.4 million per year for the three years thereafter.

NOTE F--DEBT


 The debt components consisted of the following:

                                            DECEMBER 28,  December 29,
 (Dollars in thousands)                         2002          2001
----------------------------------------------------------------------
 Current maturities of long-term debt:
  Capital lease obligations                   $14,469      $ 10,486
  Zero coupon, convertible
    subordinated notes                             --       233,526
  Yen borrowings                                   --        74,509
  Other                                         1,646            --
----------------------------------------------------------------------
                                              $16,115      $318,521
----------------------------------------------------------------------
Long-term debt, net of current maturities:

 Yen borrowings                              $ 81,415      $     --
 Senior subordinated notes                    262,213       245,360
 Capital lease obligations                     65,095        69,971
 Other                                          3,247            --
----------------------------------------------------------------------
                                             $411,970      $315,331
----------------------------------------------------------------------

In April 2002, the Company replaced its 364-day credit agreement, domestic credit facility, and its yen facility with a single credit facility through a syndicate of banks. This new revolving credit facility provides for borrowings in the aggregate amount of $600 million, including up to $150 million for issuance of standby and trade letters of credit. This agreement is a three-year, unsecured revolving credit facility maturing on April 24, 2005. Borrowings up to the full amount of the facility are allowed in U.S. dollars, euros, British pounds, or yen and will bear interest at a benchmark variable rate plus a spread determined at the time of usage. For U.S. dollar borrowings, interest will be based on the then-current London Interbank Offering Rate (LIBOR). For international borrowings, interest will be based on the then-current Eurocurrency rate. The Company can specify the benchmark rates for periods of one, two, three or six months. Based on the Company's current credit ratings, all borrowings would include a spread of 0.925%. The facility contains restrictive covenants relating to various financial ratios. As of December 28, 2002, yen borrowings equivalent to $81.4 million were outstanding with an average effective interest rate of 1.05%, and outstanding letters of credit totaled $75.5 million.

Based on the termination date of the credit agreement outstanding at December 29, 2001, yen facility borrowings were classified as current maturities of long-term debt in the Company's Consolidated Balance Sheet. Under the existing facility, outstanding yen borrowings at December 28, 2002 are classified as long-term debt.

In July 2001, the Company issued $250 million of seven year, non-callable, senior subordinated notes due on July 15, 2008. The notes have a coupon interest rate of 10.00%, payable semi-annually on January 15 and July 15. In August 2001, the Company entered into LIBOR-based variable rate swap agreements to convert the fixed interest rate on these notes. In September 2002, the Company terminated these interest rate swap agreements and received proceeds of $18.8 million. The benefit associated with these proceeds is being amortized over the remaining term of the notes, lowering the effective interest rate on this borrowing to 8.7%.

In 1992 and 1993 the Company issued two series of zero coupon, convertible subordinated notes (Liquid Yield Options Notes (LYONs(R))).The 1992 LYONs(R) had an original maturity of December 2007 and contained an option feature allowing each holder to put the security to the Company on December 11, 2002. Because of the holder's option, the 1992 LYONs(R) were included in current maturities of long-term debt in the accompanying Consolidated Balance Sheet as of December
29, 2001. In August 2002, the Company redeemed all of the 1992 LYONs(R) for $241 million, representing the original issue price plus accrued interest. In September 2002, the Company also exercised its option to redeem the remaining 1993 LYONs(R)for $2.3 million, representing the remaining original issue price plus accrued interest.

The Company is in compliance with all restrictive covenants included in the above debt agreements.

Under capital lease agreements, the Company is required to make certain monthly, quarterly or annual lease payments through 2020. The aggregate minimum capital lease payments for the next five years and beyond, with their present value as of December 28, 2002, are as follows:

                                                      December 28,
(Dollars in thousands)                                     2002
------------------------------------------------------------------
2003                                                    $ 20,159
2004                                                      13,193
2005                                                       9,341
2006                                                       6,790
2007                                                       6,888
Thereafter                                                64,669
------------------------------------------------------------------
Total minimum lease payments                             121,040
Less amount representing interest at 5.00% to 10.27%      41,476
------------------------------------------------------------------
Present value of net minimum lease payments               79,564
Less current portion                                      14,469
------------------------------------------------------------------
Long-term portion                                       $ 65,095
------------------------------------------------------------------

NOTE G--INCOME TAXES

The income tax provision consisted of the following:

 (Dollars in thousands)                 2002       2001       2000
----------------------------------------------------------------------
 Current:
   Federal                           $114,420    $ 66,074   $ 71,407
   State                               14,181      12,904     22,616
   Foreign                             29,127      33,122     29,763
   Deferred                             9,994         196    (81,814)
----------------------------------------------------------------------
Total provision for income taxes     $167,722    $112,296    $41,972
----------------------------------------------------------------------

The components of earnings from continuing operations before income taxes consisted of the following:

(Dollars in thousands)             2002         2001        2000
----------------------------------------------------------------------
North America                    $352,645     $176,711    $ 6,710
International                     126,560      137,242     83,577
----------------------------------------------------------------------
Total                            $479,205     $313,953    $90,287
----------------------------------------------------------------------

The tax-effected components of deferred income tax assets and liabilities consisted of the following:

                                           DECEMBER 28,  December 29,
(Dollars in thousands)                         2002          2001
---------------------------------------------------------------------
Self-insurance accruals                      $ 26,049      $ 28,020
Inventory                                      34,125        25,150
Vacation pay and other
  accrued compensation                         31,558        29,670
Reserve for bad debts                           4,585        12,724
Reserve for facility closings                  52,637        56,151
Merger costs                                    4,934         5,304
Unrealized loss on investments                 20,279        19,266
Foreign and state net operating
  loss carryforwards                           86,281        88,006
Other items, net                               39,545        23,451
---------------------------------------------------------------------
    Gross deferred tax assets                 299,993       287,742
Valuation allowance                           (86,281)      (72,605)
---------------------------------------------------------------------
    Deferred tax assets                       213,712       215,137
---------------------------------------------------------------------
Basis difference in fixed assets               81,016        71,880
Capitalized leases                              5,417         5,573
Excess of tax over book amortization            3,356         3,641
Other items, net                                1,730         1,856
---------------------------------------------------------------------
    Deferred tax liabilities                   91,519        82,950
---------------------------------------------------------------------
Net deferred tax assets                      $122,193      $132,187
=====================================================================

As of December 28, 2002, we had approximately $148 million of foreign and $751 million of state net operating loss carryforwards. Of these carryforwards, approximately $19 million will expire in 2003, $10 million will carry over indefinitely, and the balance will expire between 2004 and 2022. The valuation allowance has been developed to reduce our deferred tax asset to an amount that is more likely than not to be realized, and is based upon the uncertainty of the realization of certain foreign and state deferred tax assets relating to net operating loss carryforwards. Also, during 2002, we made an election that resulted in the utilization of acquired net operating losses associated with 4Sure.com. This election reduced deferred tax assets and increased goodwill (see Note E), with no impact on results of operations or current period cash flow. This and certain other non-cash items have been removed for cash flow presentation.

The following is a reconciliation of income taxes at the Federal statutory rate to the provision for income taxes:

(Dollars in thousands)                  2002          2001          2000
--------------------------------------------------------------------------
Federal tax computed
  at the statutory rate               $167,721      $109,945      $ 32,361
State taxes, net of
Federal benefit                          8,526        13,333         6,899
Non-deductible
  goodwill amortization                     --         1,834         1,744
Foreign income taxed
  at rates other than Federal          (12,656)      (14,534)       (1,822)
Other items, net                         4,131         1,718         2,790
--------------------------------------------------------------------------
Provision for income taxes            $167,722      $112,296      $ 41,972
==========================================================================

NOTE H--COMMITMENTS AND CONTINGENCIES

OPERATING LEASES: Office Depot leases facilities and equipment under agreements that expire in various years through 2029. Substantially all such leases contain provisions for multiple renewal options. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance and common area maintenance on most of our facility leases. Certain leases contain provisions for additional rent to be paid if sales exceed a specified amount. The table below shows future minimum lease payments due under non-cancelable leases as of December 28, 2002. These minimum lease payments include facility leases that were accrued as store closure costs (See Note C).

(Dollars in thousands)
----------------------------------------
2003                          $  390,771
2004                             353,042
2005                             308,916
2006                             272,697
2007                             251,148
Thereafter                     1,118,332
----------------------------------------
                               2,694,906
Less sublease income              90,718
----------------------------------------
                              $2,604,188
========================================

The Company is in the process of opening new stores and CSCs in the ordinary course of business, and leases signed subsequent to December 28, 2002 are not included in the above described commitment amounts. Rent expense, including equipment rental, was approximately $404.9 million, $398.1 million and $393.5 million in 2002, 2001, and 2000, respectively. Included in this rent expense was approximately $0.7 million, $0.7 million, and $1.1 million of contingent rent, otherwise known as percentage rent, in 2002, 2001, and 2000, respectively. Rent expense was reduced by sublease income of approximately $2.9 million in 2002, $3.0 million in both 2001 and 2000.

GUARANTEE OF PRIVATE LABEL CREDIT CARD RECEIVABLES: Office Depot has private label credit card programs that are managed by a financial services company. The Company acts as the guarantor of all loans between our commercial customers and the financial services company. The difference between the transfer amount and the amount received is recognized in store and warehouse operating and selling expense. Maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables transferred, less reserves held by the financial services company which are funded by us. At December 28, 2002, the transferred amount totaled approximately $265.4 million. The fair value liability associated with risk of loss is included in accrued expenses.

OTHER: We are involved in litigation arising in the normal course of business. In our opinion, these matters will not materially affect our financial position or results of operations.

NOTE I--EMPLOYEE BENEFIT PLANS

LONG-TERM EQUITY INCENTIVE PLAN

The Long-Term Equity Incentive Plan, which was approved by the Company's stockholders, effective October 1, 1997. This plan provides for the grants of stock options and other incentive awards, including restricted stock, to directors, officers and key employees. Under this plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns at least 10% of the Company's outstanding common stock, the option price must be at least 110% of the market price on the date of the grant. Options granted under this plan become exercisable from one to five years after the date of grant, provided that the individual is continuously employed with the Company. All options granted expire no more than 10 years following the date of grant.

To date under this plan, 331,193 shares of restricted stock were issued at no cost to the employees, 63,565 of which have been canceled and 170,000 remain outstanding but restricted. The fair market value of these awards approximated $4.1 million at the date of the grants. Restricted stock issued under this plan may have vesting periods of up to four years from the date of grant. Compensation expense is recognized on a straight-line basis over the vesting period.

In April 2002, stockholders approved an amendment to the plan allowing the Compensation Committee of the Board of Directors to grant performance-based shares to our senior executives and directors. Performance-based shares are used as an incentive to increase shareholder returns with actual awards based on the Company's Total Shareholder Return over a three-year period, compared against the industry peer group. Compensation expense for the anticipated number of shares to be issued, if any, will be recognized over the vesting period. Depending on actual Company performance, shares issued may be more or less than amounts assigned. As of December 28, 2002, target awards of 252,500 shares have been assigned, but no performance-based shares have been issued.

Tax benefits are recorded based on an estimate of stock options activity. Each year, the prior year's estimated tax benefit is adjusted based on the actual stock sold during the year. Tax benefits received in excess of compensation expense recorded on nonqualified stock options are credited to additional paid-in capital.

LONG-TERM INCENTIVE STOCK PLAN

Prior to our merger with Viking Office Products ("Viking") in 1998, Viking's Long-Term Incentive Stock Plan allowed awards of up to 2,400,000 restricted shares of common stock to key Viking employees. Under this plan, 1,845,000 shares were issued at no cost to employees, of which 1,380,000 have been canceled or the restrictions satisfied, leaving 465,000 restricted shares outstanding. Pursuant to the merger agreement, shares issued under this plan were converted to Office Depot common stock, and no additional shares may be issued under the plan. The fair market value of these restricted stock awards approximated $10.0 million at the date of the grants. Prior to the merger, the vesting period was 15 years. Because of the plan's change in control provision, however, the employees now vest in their stock ratably over the 15-year period. Compensation expense is recognized on a straight-line basis over the vesting period.

A summary of the status of and changes in our stock option plans for the last three years is presented below.

                                              2002                         2001                         2000
                                     -----------------------      ----------------------       ----------------------
                                                    WEIGHTED                    Weighted                     Weighted
                                                     AVERAGE                     Average                      Average
                                                    EXERCISE                    Exercise                     Exercise
                                       SHARES         PRICE         Shares        Price          Shares        Price
---------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     35,750,521      $13.46       36,406,229      $12.81       33,507,066      $15.31
Granted                               6,926,250       16.39        7,509,000       10.63        9,937,750        8.73
Canceled                             (3,014,831)      14.74       (2,642,428)      13.99       (6,608,072)      16.45
Exercised                            (8,162,308)      10.80       (5,522,280)       7.93         (430,515)       6.18
---------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           31,499,632      $14.69       35,750,521      $13.46       36,406,229      $12.81
=====================================================================================================================

As of December 28, 2002, the weighted average fair values of options granted during 2002, 2001, and 2000 were $6.38, $4.21, and $4.18, respectively.

The following table summarizes information about options outstanding at December 28, 2002.

                                    Options Outstanding                               Options Exercisable
                   ------------------------------------------------------     -----------------------------------
                                      Weighted Average        Weighted                                Weighted
Range of              Number        Remaining Contractual     Average           Number                Average
Exercise Prices    Outstanding         Life (in years)     Exercise Price     Exercisable          Exercise Price
-----------------------------------------------------------------------------------------------------------------
$ 0.17-$ 1.95            5,400               2.5               $ 0.17              5,400               $ 0.17
  1.96-  2.94               --                --                   --                 --                   --
  2.95-  4.42            3,000                --                 4.04              3,000                 4.04
  4.43-  6.64          375,360               6.9                 6.30            235,983                 6.24
  6.65-  9.97        7,326,314               7.5                 8.49          2,153,301                 8.71
  9.98- 14.96        6,101,702               5.8                11.66          4,183,239                11.98
 14.97- 22.45       15,707,776               6.2                17.76          8,563,456                18.37
 22.46- 25.00        1,980,080               5.7                24.19          1,649,580                24.20
-----------------------------------------------------------------------------------------------------------------
$ 0.17-$25.00       31,499,632               6.4               $14.16         16,793,959               $15.93
=================================================================================================================

EMPLOYEE STOCK PURCHASE PLAN

The Employee Stock Purchase Plan, which was approved by the Company's stockholders, effective July 1999, permits eligible employees to purchase our common stock at 85% of its fair market value. A similar plan is available to employees in the United Kingdom. Effective April 2002, share needs under this plan are now satisfied through open market purchases. However, the Company is authorized to issue up to 1,862,843 shares under this plan.

RETIREMENT SAVINGS PLANS

The Office Depot retirement savings plan, which was approved by the Board of Directors, allows eligible employees to contribute up to 18% of their salary, commissions and bonuses, up to $11,000 annually, to the plan on a pretax basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Matching contributions of common stock that are made into the plan are equivalent to 50% of the first 6% of an employee's contributions. However, discretionary matching common stock contributions in addition to the normal match may be made. A separate, but identical, retirement savings plan is offered to employees of 4Sure.com. The Company also has a deferred compensation plan that permits eligible employees who are limited in the amount they can contribute to the 401(k) plan to alternatively make tax-deferred contributions of up to 18% of their salary, commissions and bonuses to this plan. Matching contributions to the deferred compensation plan are similar to those under our 401(k) retirement savings plan described above. During 2002, 2001, and 2000, $8.4 million, 4.0 million and 5.8 million, respectively, was recorded as compensation expense under these programs.

The following is a summary of the Company's equity compensation plans:

                                                  Number of securities to be issued                           Number of securities
                                                     upon exercise of outstanding     Weighted average        remaining available
Plan                                                options, warrants, and rights      exercise price         for future issuance
----------------------------------------------------------------------------------------------------------------------------------
Long-Term Equity Incentive Plan (including the
  Long-Term Incentive Stock Plan)(1)                            31,499,632                     $14.69              9,436,540
----------------------------------------------------------------------------------------------------------------------------------
Employee Stock Purchase Plan (ESPP)                         Not Applicable             Not Applicable              1,862,843(2)
----------------------------------------------------------------------------------------------------------------------------------
Retirement Savings Plans                                    Not Applicable             Not Applicable         Not Applicable(2)

==================================================================================================================================

(1) Outstanding options under the Long-Term Incentive Stock Plan are satisfied upon exercise with available securities from the Long-Term Equity Incentive Plan.

(2) Effective April 2002, the Company now settles share needs under the ESPP, the 401(k) Plan, and related deferred compensation plan, by open market purchases through the respective plan administrators.

NOTE J--CAPITAL STOCK

PREFERRED STOCK

As of December 28, 2002, there were 1,000,000 shares of $.01 par value preferred stock authorized of which none are issued or outstanding.

STOCKHOLDER RIGHTS PLAN

Effective September 4, 1996, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). Under this Rights Plan, each stockholder is issued one right to acquire one one-thousandth of a share of Junior Participating Preferred Stock, Series A at an exercise price of $63.33, subject to adjustment, for each outstanding share of Office Depot common stock they own. These rights are only exercisable if a single person or company were to acquire 20% or more of our outstanding common stock or if the Company announced a tender or exchange offer that would result in 20% or more of our common stock being acquired.

If the Company were acquired, each right, except those of the acquirer, can be exchanged for shares of common stock in the Company with a market value of twice the exercise price of the right. In addition, if the Company becomes involved in a merger or other business combination where (1) the Company was not the surviving company, (2) the Company's common stock was changed or exchanged, or (3) 50% or more of the Company's assets or earning power was sold, then each right, except those of the acquirer, and an amount equal to the exercise price of the right can be exchanged for shares of the Company's common stock with a market value of twice the exercise price of the right.

The Company may redeem the rights for $0.01 per right at any time prior to an acquisition.

TREASURY STOCK

During 2000, under a program approved by the Board of Directors, the Company repurchased 35.4 million shares of stock at a total cost of $300.8 million. In 2001, the Board approved stock repurchases of up to $50 million per year until cancelled by the Board, subject to their annual review. Approximately 252,000 shares were purchased under this program in 2001 for a total cost of $4.2 million. During 2002, 2.9 million shares were purchased under this program at a total cost of $45.9 million.

NOTE K--EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share further assumes that the zero coupon, convertible subordinated notes, if outstanding and dilutive, are converted as of the beginning of the period and that, under the treasury stock method, dilutive stock options are exercised. Net earnings under this assumption have been adjusted for interest on the zero coupon, convertible subordinated notes when outstanding, net of the related income tax effect.

The information required to compute basic and diluted net earnings per share is as follows:


(In thousands)                                2002         2001         2000
------------------------------------------------------------------------------
Basic:
  Weighted average number of
  common shares outstanding                  306,778      298,054      309,301
------------------------------------------------------------------------------
Diluted:
  Net earnings                              $310,708     $201,043     $ 49,332
  Interest expense related to
    convertible notes, net of tax              4,795        7,238           --
------------------------------------------------------------------------------
  Adjusted net earnings                     $315,503     $208,281     $ 49,332
------------------------------------------------------------------------------
  Weighted average number of
    common shares outstanding                306,778      298,054      309,301
  Shares issued upon assumed
    conversion of convertible notes            9,033       13,846           --
  Shares issued upon assumed
    exercise of stock options                  6,389        4,524        1,930
------------------------------------------------------------------------------
  Shares used in computing diluted
    net earnings per common share            322,200      316,424      311,231
------------------------------------------------------------------------------

For 2000, the zero coupon convertible subordinated notes would have been anti-dilutive, and therefore the shares (23.0 million) and related interest expense ($12.1 million) were excluded from our calculation of diluted earnings per share. Options to purchase 17.5 million shares of common stock were not included in our computation of diluted earnings per share for 2002 because their effect would have been anti-dilutive.

NOTE L--SUPPLEMENTAL INFORMATION ON OPERATING, INVESTING AND FINANCING
ACTIVITIES

Additional supplemental information related to the Consolidated Statements of Cash Flows is as follows:

(Dollars in thousands)                   2002          2001         2000
--------------------------------------------------------------------------

Cash paid for:
   Interest                            $ 47,114      $16,905      $  7,880
   Taxes                                111,597       13,080       132,504
Non-cash asset additions
   under capital leases                  10,395        8,256        12,569
Additional paid-in capital related
   to tax benefit on stock options
   exercised (See Note I)                20,453       10,218        (4,640)
===========================================================================

NOTE M--SEGMENT INFORMATION

Office Depot operates in three reportable segments: North American Retail Division, Business Services Group ("BSG"), and International Division. Each of these segments is managed separately primarily because it serves different customer groups. The accounting policies for each segment are the same as those described in the summary of significant accounting policies (see Note A).

The following is a summary of the significant accounts and balances by segment, reconciled to the consolidated totals.

                                           North American
                                               Retail                     International  Eliminations     Consolidated
(Dollars in Thousands)                        Division         BSG          Division      and Other*         Total
----------------------------------------------------------------------------------------------------------------------
Sales                               2002     $5,804,449     $3,913,902     $1,641,411     $   (3,129)     $11,356,633
                                    2001      5,842,648      3,763,006      1,480,103         (3,645)      11,082,112
                                    2000      6,487,522      3,618,768      1,393,154         (3,951)      11,495,493
----------------------------------------------------------------------------------------------------------------------
Segment Operating Profit            2002     $  419,738     $  364,624     $  212,127     $     (647)     $   995,842
                                    2001        308,300        291,208        212,179           (655)         811,032
                                    2000        216,975        177,286        167,382           (224)         561,419
----------------------------------------------------------------------------------------------------------------------
Capital Expenditures                2002     $   50,149     $   28,524     $   67,551     $   55,994      $   202,218
                                    2001         76,337         44,087         57,509         30,123          208,056
                                    2000        106,646         55,690         32,264         72,398          266,998
----------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization       2002     $   88,737     $   39,336     $   16,487     $   56,187      $   200,747
                                    2001         88,227         45,699         15,973         48,324          198,223
                                    2000         92,276         42,588         16,853         52,536          204,253
----------------------------------------------------------------------------------------------------------------------
Charges for Losses on               2002     $   36,627     $   36,991     $   19,602             --      $    93,220
Receivables and Inventories         2001         35,739         53,712         19,239             --          108,690
                                    2000         30,121         57,628         30,902             --          118,651
----------------------------------------------------------------------------------------------------------------------
Net Earnings from                   2002             --             --     $    9,279             --      $     9,279
Equity Method Investments           2001             --             --         10,892             --           10,892
                                    2000             --             --          9,436             --            9,436
----------------------------------------------------------------------------------------------------------------------
Assets                              2002     $1,695,907     $1,115,586     $  771,734     $1,182,585      $ 4,765,812
                                    2001      1,802,278      1,138,200        621,059        770,106        4,331,643
======================================================================================================================

* Amounts included in "Eliminations and Other" consist of inter-segment sales, which are generally recorded at the cost to the selling entity, and assets (including all cash and equivalents) and depreciation related to corporate activities.

Senior management evaluates the performance of each business segment based on segment operating profit, which is defined as sales less cost of sales, store and warehouse operating expenses, and facility closure costs. General and administrative expenses, financing costs and certain other items are not allocated to the business segments because they are viewed as corporate functions that support all activities and the cost of allocation would exceed the benefit received. A reconciliation of the measure of segment operating profit to consolidated earnings from continuing operations before income taxes follows.


(Dollars in thousands)                  2002              2001            2000
---------------------------------------------------------------------------------
Segment operating profit              $ 995,842         $811,032        $ 561,419
(Add)/subtract:
General and administrative              486,279          445,538          447,693
expenses
Other operating expenses                  9,855           12,125            6,733
Interest expense, net                    27,686           30,359           21,338
Miscellaneous (income) expense           (7,183)           9,057           (4,632)
---------------------------------------------------------------------------------
Earnings from continuing
  operations before income taxes       $479,205         $313,953        $  90,287
---------------------------------------------------------------------------------


The Company sells office products and services through either wholly owned operations or through joint ventures or licensing arrangements, in Austria, Belgium, Canada, Costa Rica, France, Germany, Guatemala, Hungary, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, the Netherlands, Poland, Portugal, Spain, Switzerland, Thailand, the United Kingdom and the United States. There is no single country outside of the United States in which we generate 10% or more of our total revenues. Geographic financial information relating to our business is as follows.

                                               Sales                                    Long-Lived Assets
                          -------------------------------------------------        ----------------------------
(Dollars in thousands)       2002               2001              2000               2002                2001
---------------------------------------------------------------------------------------------------------------

United States             $ 9,575,457        $ 9,452,453        $ 9,901,975        $  874,247        $  913,987
International               1,781,176          1,629,659          1,593,518           243,815           185,631
---------------------------------------------------------------------------------------------------------------
Total                     $11,356,633        $11,082,112        $11,495,493        $1,118,062        $1,099,618
---------------------------------------------------------------------------------------------------------------


NOTE N--QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)                 First Quarter     Second Quarter     Third Quarter    Fourth Quarter
-----------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended December 28, 2002
  Net sales                                             $ 3,021,873        $ 2,622,259        $ 2,870,781        $ 2,841,720
  Gross profit                                              876,096            763,397            850,429            844,048
  Earnings from continuing operations                       102,062             56,869             87,131             65,421
  Net earnings                                              102,710             56,943             88,172             62,883
  Earnings per share from continuing operations:
    Basic                                               $      0.34        $      0.18        $      0.28        $      0.21
    Diluted                                                    0.32               0.18               0.27               0.21
  Earnings per share from discontinued operations:
    Basic                                               $        --        $      0.01        $      0.01        $     (0.01)
    Diluted                                                      --                 --               0.01              (0.01)
  Net earnings per share:
    Basic                                               $      0.34        $      0.19        $      0.29        $      0.20
    Diluted                                                    0.32               0.18               0.28               0.20
Fiscal Year Ended December 29, 2001
  Net sales                                             $ 3,001,827        $ 2,534,558        $ 2,763,318        $ 2,782,409
  Gross profit                                              799,941            731,194            801,079            809,831
  Earnings from continuing operations                        55,668             41,381             62,113             42,495
  Net earnings                                               56,329             41,974             62,460             40,280
  Earnings per share from continuing operations:
    Basic                                               $      0.19        $      0.14        $      0.21        $      0.14
    Diluted                                                    0.18               0.14               0.20               0.14
  Earnings per share from discontinued operations:
    Basic                                               $        --        $        --        $        --        $     (0.01)
    Diluted                                                    0.01                 --                 --              (0.01)
  Net earnings per share:
    Basic                                               $      0.19        $      0.14        $      0.21        $      0.13
    Diluted                                                    0.19               0.14               0.20               0.13
-----------------------------------------------------------------------------------------------------------------------------

CORPORATE & STOCKHOLDER INFORMATION


CORPORATE OFFICES
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-4800
web site: www.officedepot.com

ANNUAL MEETING
May 1, 2003 at 10:00 a.m. (ET)
Deerfield Beach/Boca Raton Hilton
100 Fairway Drive
Deerfield Beach, Florida 33441
PH: (954) 427-7700

CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Miami, FL

TRANSFER AGENT & REGISTRAR
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606
(800) 681-8059
web site: www.mellon-investor.com

TRUSTEE FOR 10% SENIOR SUBORDINATED NOTES DUE 2OO8
SunTrust Bank
777 Brickell Avenue
Miami, FL 33131

COMMON STOCK
Office Depot's common stock is quoted on the New York Stock Exchange under the symbol ODP. As of December 28, 2002, there were 3,825 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

DIRECT STOCK PURCHASE PLAN
New investors and current stockholders of record may acquire shares of Office Depot's common stock through the Company's direct stock purchase plan. Enrollment materials, including the prospectus, are available on the Company's web site, under Company Information/Investor Relations/Stock Purchase, or call Mellon Investor Services at (800) 681-8059.

DIVIDEND POLICY
The Company has never declared or paid cash dividends on its common stock and does not intend to pay cash dividends, under current tax laws, in the foreseeable future.

FORM 1O-K
A Form 10-K is available without charge on-line at www.officedepot.com, or through www.sec.gov.

It is also available upon written request to:
Investor Relations
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-7641

QUARTERLY STOCKHOLDER REPORTS
Office Depot's quarterly stockholders' information is provided on the Company's web site (www.officedepot.com) under Company Information/Investor Relations/SEC Filings.

QUARTERLY STOCK PRICE RANGE
The following table sets forth, for the periods indicated, the high and low sales prices of the Company's common stock quoted on the NYSE Composite Tape. These prices do not include retail mark-ups, mark-downs or commissions:


2002                       High          Low
------------------------------------------------
First Quarter            $20.400       $15.500
Second Quarter           $21.960       $15.460
Third Quarter            $17.000       $10.600
Fourth Quarter           $18.090       $10.700


2001                       High          Low
------------------------------------------------
First Quarter            $10.200      $ 7.125
Second Quarter           $10.650      $ 8.250
Third Quarter            $14.250      $ 9.740
Fourth Quarter           $18.580      $13.330